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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-136297

        The Neiman Marcus Group, Inc.

7.125% Senior Debentures due 2028

        The 7.125% senior debentures due 2028 ("the 2028 debentures") will mature on June 1, 2028. Interest on the 2028 debentures is payable on each June 1 and December 1. The 2028 debentures are our senior obligations and rank equal in right of payment with all of our existing and future senior indebtedness, senior to all of our existing and future subordinated indebtedness, and effectively junior to all of our existing and future indebtedness that is secured by collateral that does not also secure the 2028 debentures, to the extent of the value of such assets securing such other obligations.

        The 2028 debentures were unsecured when originally issued, but were granted security pursuant to the requirements of the negative pledge covenant contained in the indenture governing the 2028 debentures, as a result of our incurrence of secured indebtedness in the Transactions (as defined below). The 2028 debentures are currently equally and ratably secured by a first lien security interest on specified collateral that also secures our senior secured credit facilities. Because the 2028 debentures' security interest on the specified collateral has been granted only for purposes of compliance with the negative pledge covenant contained in the indenture governing the 2028 debentures, the 2028 debentures are secured only for so long as the senior secured credit facilities (or other secured indebtedness subject to the 2028 debentures' negative pledge clause) and the liens thereunder remain in existence and the specified collateral is subject to release under the senior secured credit facilities without the consent of holders of the 2028 debentures.

        Neiman Marcus, Inc. (formerly known as Newton Acquisition, Inc.), our parent company ("Parent"), has unconditionally guaranteed the 2028 debentures with a guarantee that ranks equal in right of payment to all of its senior indebtedness.

        The 2028 debentures are redeemable, in whole or in part, at our option, at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such debentures and (b) the sum of the present values of the remaining scheduled payments, discounted on a semiannual basis at the treasury rate determined as described in this prospectus plus 20 basis points, plus accrued interest to the date of redemption.

        The 2028 debentures are represented by global debentures registered in the name of The Depository Trust Company.

        You should consider carefully the "Risk Factors" beginning on page 15 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus will be used by Credit Suisse Securities (USA) LLC in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. There is currently no public market for the securities. We do not intend to list the securities on any securities exchange. Credit Suisse Securities (USA) LLC has advised us that it is currently making a market in the securities; however, it is not obligated to do so and may stop at any time. Credit Suisse Securities (USA) LLC may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the securities but will bear the expenses of registration. See "Plan of Distribution."

Credit Suisse

The date of this prospectus is August 21, 2006.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
TRADEMARKS
MARKET AND INDUSTRY INFORMATION
SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
THE TRANSACTIONS
THE CREDIT CARD SALE
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE 2028 DEBENTURES
BOOK-ENTRY, DELIVERY AND FORM
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

i

WHERE YOU CAN FIND MORE INFORMATION

        We and our Parent have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act with respect to the 2028 debentures. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the 2028 debentures, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We file reports and other information with the SEC. The registration statement, such reports and other information can be read and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

        We have agreed under the terms of the 2028 debentures that, even if we are not required under the Securities Exchange Act of 1934 (the "Exchange Act") to furnish reports to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us on Forms 10-Q, 10-K and 8-K if we were subject to Sections 13 or 15(d) of the Exchange Act. So long as our Parent is a guarantor, this requirement in respect of the 2028 debentures may be satisfied by the filing of such reports by our Parent, provided that specified consolidating information is provided.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements based on estimates and assumptions. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "plan," "predict," "expect," "estimate," "intend," "would," "could," "should," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Any or all of our forward-looking statements in this prospectus may turn out to be incorrect, possibly to a material degree. Such statements can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from our forward-looking statements. Investors are cautioned not to place undue reliance on any forward-looking statements.

        Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

Political and General Economic Conditions

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  current political and general economic conditions or changes in such conditions including relationships between the United States and the countries from which we source our merchandise;

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  terrorist activities in the United States and elsewhere;

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  political, social, economic or other events resulting in the short- or long-term disruption in business at our stores, distribution centers or offices;

Customer Demographic Issues

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  changes in the demographic or retail environment;

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  changes in consumer confidence resulting in a reduction of discretionary spending on goods;

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  changes in consumer preferences or fashion trends;

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  changes in our relationships with key customers;

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  changes in our proprietary credit card arrangement that adversely impact our ability to provide credit to our customers;

Merchandise Procurement and Supply Chain Considerations

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  changes in our relationships with designers, vendors and other sources of merchandise, including adverse changes in their financial viability;

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  delays in receipt of merchandise ordered due to work stoppages or other causes of delay in connection with either the manufacture or shipment of such merchandise;

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  changes in foreign currency exchange or inflation rates;

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  significant increases in paper, printing and postage costs;

Industry and Competitive Factors

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  competitive responses to our loyalty programs, marketing, merchandising and promotional efforts or inventory liquidations by vendors or other retailers;

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  seasonality of the retail business;

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  adverse weather conditions or natural disasters, particularly during peak selling seasons;

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  delays in anticipated store openings and renovations;

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  our success in enforcing our intellectual property rights;

Employee Considerations

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  changes in key management personnel and our ability to retain key management personnel;

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  changes in our relationships with certain of our key sales associates and our ability to retain our key sales associates;

Legal and Regulatory Issues

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  changes in government or regulatory requirements increasing our costs of operations;

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  litigation that may have an adverse effect on our financial results or reputation;

Issues Relating to the Terms of our Indebtedness

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  the effects on us of incurring a substantial amount of indebtedness under our senior secured credit facilities and the notes;

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  the effects on us of complying with the covenants contained in our senior secured credit facilities and the indentures governing the notes;

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  restrictions the terms and conditions of the notes or our senior secured credit facilities may place on our ability to respond to changes in our business or to take certain actions;

Other Factors

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  the design and implementation of new information systems as well as enhancements of existing systems; and

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  other risks, uncertainties and factors set forth in this prospectus, including under "Risk Factors," and in our reports and documents filed with the SEC.

        The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to update or revise (publicly or otherwise) any forward-looking statements to reflect subsequent events, new information or future circumstances.

        You should review carefully the section captioned "Risk Factors" in this prospectus for a more complete discussion of the risks of an investment in the 2028 debentures.

ABOUT THIS PROSPECTUS

        Unless the context otherwise indicates or requires, as used in this prospectus:

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  the terms "we," "us," "our," "Company" or "Neiman Marcus" refer to The Neiman Marcus Group, Inc., and its consolidated subsidiaries, unless we expressly state otherwise or the context otherwise requires;

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  references to the "Parent" are to Neiman Marcus, Inc. (formerly known as Newton Acquisition, Inc.);

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  the term "domestic" refers to the United States and the term "international" refers to all countries other than the United States;

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  references to the "Neiman Marcus stores" are to our 36 Neiman Marcus full-line stores;

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  references to the "Bergdorf Goodman stores" are to our two Bergdorf Goodman full-line stores;

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  references to "Specialty Retail" are to the Neiman Marcus stores, the Bergdorf Goodman stores and all clearance centers that the Company operates;

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  references to "Neiman Marcus Direct" are to the direct-to-consumer segment of The Neiman Marcus Group, Inc. business, including catalog and online sales through the Neiman Marcus brand, catalog and online sales through the Horchow brand, and online sales through the Bergdorf Goodman brand;

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  references to the "Brand Development Companies" are to Kate Spade LLC, in which we currently own a 56% interest, and Gurwitch Products, L.L.C., in which we previously owned a 51% interest;

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  references to "comparable revenues" include (a) revenues derived from our Specialty Retail stores open for more than 52 weeks, including stores that have relocated or expanded, (b) revenues from our Neiman Marcus Direct operation and (c) revenues from our Brand Development Companies and exclude the revenues of closed stores and the revenues of our Chef's Catalog operations (sold in November 2004) for all periods prior to the Chef's Catalog Disposition (as defined below);

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  references to the "2028 debenture indenture" are to the Indenture dated May 27, 1998 between The Neiman Marcus Group, Inc. and The Bank of New York Trust Company, N.A., as the successor trustee, as amended and supplemented;

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  references to the "senior secured asset-based revolving credit facility" are to our $600 million senior secured asset-based revolving credit facility, references to the "senior secured term loan facility" are to our $1,975.0 million senior secured term loan facility and references to the "senior secured credit facilities" are to both such facilities;

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  references to the "senior subordinated notes" are to our 10 3/8% Senior Subordinated Notes due 2015, references to the senior notes are to our 9%/9 3/4% Senior Notes due 2015 and references to the "notes" are to both such series of notes;

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  references to the "subsidiary guarantors" are to the Company's subsidiaries that have issued guaranties in respect of the senior secured facilities and the notes;

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  references to the "intercreditor agreement" are to the Pledge and Security and Intercreditor Agreement dated as of October 6, 2005 (as amended, the "intercreditor agreement"), among Neiman Marcus, Inc., The Neiman Marcus Group, Inc., the Subsidiaries party thereto and Credit Suisse, as administrative agent and collateral agent, as amended and supplemented;

v

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  references to the "collateral agent" are to the collateral agent designated under the intercreditor agreement (initially, Credit Suisse);

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  references to the "Sponsors" are to the investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC that provided equity investments that funded a portion of the cash consideration paid as part of the merger;

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  references to "Sponsor Funds" are to investment funds associated with or designated by a Sponsor, including certain other funds which invested directly through a Sponsor Fund to provide equity financing for the Transactions (as defined below under "Summary—The Transactions");

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  references to the "Co-Investors" are to certain investors who agreed to co-invest with the Sponsor Funds or through a vehicle jointly controlled by the Sponsors to provide equity financing for the Transactions;

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  references to "Management Participants" are to certain of our executive officers and members of our management who contributed equity financing for the Transactions;

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  references to the "Investors" are to the Sponsor Funds, the Co-Investors and the Management Participants;

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  the term "pro forma" refers to our financial information, as adjusted to give effect to the Transactions and the redemption after the closing date of the Transactions of our 6.65% senior notes due 2008, (the "2008 notes") and, unless already reflected in our historical financial statements, the Credit Card Sale (as defined below) and the Chef's Catalog Disposition, on the basis described, and subject to the qualifications expressed, under the heading "Unaudited Pro Forma Condensed Consolidated Financial Statements";

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  the term "CAGR" refers to compound annual growth rate;

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  references to the "closing date" are to October 6, 2005, the date of the closing of the acquisition of The Neiman Marcus Group, Inc. by Neiman Marcus, Inc. through the merger of Newton Acquisition Merger Sub, Inc. with and into The Neiman Marcus Group, Inc. pursuant to the Agreement and Plan of Merger dated as of May 1, 2005; and

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  references to any "fiscal year" are to our fiscal year, which ends on the Saturday closest to July 31 (in particular, fiscal year 2005 comprised the 52 weeks ended July 30, 2005, fiscal year 2004 comprised the 52 weeks ended July 31, 2004 and fiscal year 2003 comprised the 52 weeks ended August 2, 2003).

TRADEMARKS

        "Neiman Marcus" and our corporate logo set forth on the cover of this prospectus are our registered trademarks in the United States. All other trademarks or service marks used herein are trademarks or service marks of the companies that use them.

MARKET AND INDUSTRY INFORMATION

        We take responsibility for compiling and extracting, but neither we nor Credit Suisse Securities (USA) LLC have independently verified, market and industry data provided by third parties or by industry or general publications, and neither we nor Credit Suisse Securities (USA) LLC take further responsibility for these data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and neither we nor Credit Suisse Securities (USA) LLC can assure you that they are accurate.

SUMMARY

        The following summary contains selected information about us and about this offering. It likely does not contain all of the information that is important to you. Before you make an investment decision, you should review this prospectus in its entirety, including the risk factors, our financial statements and the related notes and the unaudited pro forma financial statements appearing elsewhere in this prospectus.

The Neiman Marcus Group, Inc.

Overview

        We are one of the nation's leading luxury retailers, offering distinctive merchandise and excellent customer service that cater to the needs of the affluent consumer. Since our founding in the early 1900s, we have established ourselves as a leading fashion authority among luxury consumers and have become a premier U.S. retail channel for many of the world's most exclusive designers. Currently, we operate 36 Neiman Marcus full-line stores at prime retail locations in major U.S. markets and two Bergdorf Goodman stores on Fifth Avenue in New York City. We also operate catalogs and e-commerce websites under the brands Neiman Marcus®, Bergdorf Goodman® and Horchow® and own a majority interest in Kate Spade LLC, which designs and markets high-end accessories. On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C., which designs and markets Laura Mercier® cosmetics. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, we generated revenues of $3,821.9 million and $3,234.9 million, respectively, and operating earnings of $411.5 million and $309.3 million, respectively.

        We operate an integrated, multi-channel retailing model as described below:

        Specialty Retail.    Our specialty retail store operations ("Specialty Retail") consist primarily of our 36 Neiman Marcus stores and two Bergdorf Goodman stores. We also operate 18 clearance centers to provide an outlet for the sale of end-of-season clearance merchandise. Over our past five fiscal years, Specialty Retail has achieved a compounded annual growth rate, or CAGR, in revenues of 4.9%. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, Specialty Retail accounted for 81.2% and 81.3%, respectively, of our total revenues.

        Neiman Marcus Stores.    Neiman Marcus stores offer distinctive luxury merchandise, including women's couture and designer apparel, contemporary sportswear, handbags, fashion accessories, shoes, cosmetics, men's clothing and furnishings, precious and designer jewelry, decorative home accessories, fine china, crystal and silver, children's apparel and gift items. We locate our Neiman Marcus stores at carefully selected venues that cater to our target customers in major metropolitan markets across the United States, and design our stores to provide a feeling of residential luxury by blending art and architectural details from the communities in which they are located. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, our full-line Neiman Marcus stores and clearance centers accounted for 70.4% and 70.3%, respectively, of our total revenues and 86.8% and 86.4%, respectively, of Specialty Retail revenues.

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  Bergdorf Goodman Stores.  Bergdorf Goodman is a premier luxury retailer in New York City well known for its couture merchandise, opulent shopping environment and landmark Fifth Avenue locations. Bergdorf Goodman features high-end apparel, fashion accessories, shoes, traditional and contemporary decorative home accessories, precious and designer jewelry, cosmetics and gift items. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, our Bergdorf Goodman stores accounted for 10.7% and 11.0%, respectively, of our total revenues and 13.2% and 13.6%, respectively, of Specialty Retail revenues.

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  Neiman Marcus Direct.  Our upscale direct-to-consumer operation ("Neiman Marcus Direct") conducts catalog and online sales of fashion apparel, accessories and home furnishings through the Neiman Marcus brand, catalog and online sales of home furnishings and accessories through the Horchow brand, and online sales of fashion apparel and accessories through the Bergdorf Goodman brand.

        In fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, Neiman Marcus Direct generated revenues of $592.1 million, or 15.5%, and $504.0 million, or 15.6%, respectively, of our total revenues, with over one million customers making a purchase through one of our catalogs or websites in fiscal year 2005. Our catalog business circulated over 100 million catalogs in fiscal year 2005. We regularly send e-mails to over 1.7 million e-mail addresses, alerting our customers to our newest merchandise and the latest fashion trends. Over the last five fiscal years, Neiman Marcus Direct has achieved a CAGR in revenues of 7.9%.

Industry Overview

        We operate in the luxury apparel and accessories segment of the U.S. retail industry and have arrangements with luxury-branded fashion vendors, including Chanel, Prada, St. John, David Yurman, Ermenegildo Zegna, Gucci, Giorgio Armani and Manolo Blahnik, to market and sell their merchandise. Luxury-branded fashion vendors typically manage the distribution and marketing of their merchandise to maximize the perception of brand exclusivity and to facilitate the sale of their goods at premium prices, including by limiting the number of retail locations through which they distribute their merchandise. These retail locations typically consist of a limited number of specialty stores, high-end department stores and, in some instances, vendor-owned proprietary boutiques. Retailers that compete with us for the distribution of luxury fashion brands include Saks Fifth Avenue, Nordstrom, Barney's New York and other national, regional and local retailers.

        We believe that the following factors benefit well-positioned luxury retailers:

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  attractive demographic trends, including increasing wealth concentration and an aging baby boomer population;

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  growing consumer demand for prestige brands and exclusive products;

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  retail consumption patterns of affluent consumers that are generally less influenced by economic cycles than middle-or-lower-income consumers;

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  higher price points and limited distribution of luxury merchandise, which have generally protected high-end specialty retailing from the growth of discounters and mass merchandisers;

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  aggressive marketing by luxury brands; and

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  consumer trends towards aspirational lifestyles.

Our Competitive Strengths

        We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We believe that the combination of the following competitive strengths differentiates our business:

        Premier Luxury Retailer.    With a heritage dating back over 100 years, we have established ourselves as a leading fashion authority among consumers seeking fine luxury apparel and accessories. We believe that we have differentiated ourselves in the U.S. luxury retail segment through our overall shopping experience, which includes our distinctive merchandise selection, excellent customer service, elegant shopping environments and prime store locations. Our buyers have developed strong relationships with preeminent luxury-branded fashion vendors around the world, which enhances the breadth and quality of our merchandise selection.

        Focus on Customer Service.    A key component of our premier shopping experience is our relationship-based customer service model. We have knowledgeable, professional and well-trained sales associates who are paid primarily on a commission basis. We empower all of our sales associates to act as personal shoppers and encourage them to develop long-term sales relationships with our customers rather than merely facilitate individual transactions. In addition, according to the 2005 National Retail Foundation annual compensation and benefits survey, our sales associate turnover rate is significantly below the average for U.S. retailers overall. We believe this low turnover rate further contributes to the quality and experience of our professional sales force.

        Industry-Leading Loyalty Program.    We also achieve substantial customer loyalty through our InCircle program at Neiman Marcus and Bergdorf Goodman, which focuses on our most active customers. The InCircle program, which we originally developed over 20 years ago for our Neiman Marcus stores and believe to be one of the first preferred customer loyalty programs of its kind, allows customers to accumulate points for qualifying purchases that can be redeemed for a wide variety of gifts, ranging from gift cards to designer merchandise and trips to exotic locations. The program also includes marketing features consisting of private, in-store events, special magazine issues that feature the latest fashion trends and luxury lifestyle articles and additional marketing campaigns. We believe our InCircle programs generate higher than average transaction sizes, repeat visits and overall customer loyalty. For example, using data from our private label credit card holders, we estimate that in calendar years 2004 and 2005, InCircle members visited our Neiman Marcus stores over five times more frequently than non-members, and spent three times as much per visit and almost 20 times as much in total as non-members. Approximately 46% of revenues at Neiman Marcus stores in calendar years 2004 and 2005 were generated by our InCircle members.

        Long-Standing Partnerships with Our Vendors.    Our highly experienced team of buyers has developed strong relationships with preeminent luxury vendors around the world. Our brand identity, affluent customer base and positioning as a retailer of exclusive or limited distribution luxury merchandise and design collections, coupled with our scale and geographic footprint, together create an attractive distribution channel for luxury-branded fashion vendors. Through each of our channels, our suppliers can showcase their products and reach a broad audience of their target customers. In addition, our vendor base is diverse, with no single vendor representing more than 5% of the cost of our total purchases in fiscal year 2005 or the first three fiscal quarters of fiscal year 2006. The breadth of our sourcing helps mitigate risks associated with a single brand or designer.

        Significant Market Penetration From Integrated Multi-Channel Model.    We offer products through our complementary Neiman Marcus Direct and Specialty Retail businesses, which enables us to maximize our brand recognition and strengthen our customer relationships across all channels. Our well-established catalog and online operation expands our reach beyond the trading area of our retail stores, as approximately 50% and 46%, respectively, of our Neiman Marcus Direct customers in fiscal year 2005 and the first three fiscal quarters of fiscal year 2006 were located outside of the trade areas of our existing retail locations. We also use our catalogs and e-commerce websites as selling and marketing tools to increase the visibility and exposure of our brand and generate customer traffic within our retail stores. We believe the combination of our retail stores and direct selling efforts is the main reason that our multi-channel customers spend more on average than our single-channel customers (approximately 3.5 times more in fiscal year 2005 and 3.6 times more in the first three fiscal quarters of fiscal year 2006).

        Strong Financial Performance with Significant Cash Flow Generation.    We have exhibited strong financial performance in recent years, marked by increased comparable revenues, growth in our Neiman Marcus Direct business, margin expansion and steady cash flow generation. Our revenues have grown at a CAGR of 5.6% over the last five fiscal years and Neiman Marcus Direct's revenues have grown at a CAGR of 7.9% over the last five fiscal years. We believe our strong financial performance is driven primarily by the distinctive merchandise assortment we offer our customers, the strong relationship our sales force has with customers whose spending is relatively resistant to economic fluctuations, and our focus on full-price selling.

        Our Business Model and Customer Base Provide Consistent Performance Through Business Cycles.    We have experienced an annual increase in comparable revenues during nine of the past ten fiscal years. Over this period, the only fiscal year in which we experienced a decline in comparable revenues was fiscal year 2002, which was adversely affected by the difficult economic environment at the time and the impact of the terrorist attacks of September 11, 2001. We believe that our quick recovery and strong financial performance since fiscal year 2002 illustrate the strength of our competitive position and the resilient nature of our business model, which is due in part to the relative affluence of our customer base. In addition, we believe our prudent store expansion policy and operational focus on enhancing the profitability of our existing store base have benefited our financial performance.

        Highly Experienced Executive Management Team with a Proven Track Record.    We have an experienced and deep management team committed to maintaining operational excellence. Our senior management team is composed of eight seasoned retail executives who average more than 18 years of retail industry experience and more than ten years with our company. Our executive management team is led by Burton Tansky, who has held executive leadership roles in the luxury retail market for over 30 years, including 15 years with our company in a number of different executive positions, such as Chairman and Chief Executive Officer of Bergdorf Goodman, Chairman and Chief Executive Officer of Neiman Marcus Stores and President and Chief Operating Officer of The Neiman Marcus Group, Inc.

Our Business Strategy

        We intend to pursue the following key elements of our current business strategy:

        Continue to Provide a Premier Luxury Retail Experience.    We intend to continue to provide a premier luxury retail experience by executing our strategy of providing customers with an upscale shopping experience and excellent customer service. We have a long history of offering a distinctive selection of merchandise in an opulent setting with superior, relationship-based customer service that caters to the needs of our affluent customers. We believe our retail model has made our stores a destination for high-end consumers and created a loyal customer base and a valuable brand.

        Continue to Drive Improved Productivity at Existing Stores.    We believe we have historically achieved high sales productivity and strong profitability through our intense focus on full-price selling, disciplined inventory management and expense control. We intend to continue to improve our store operations and profitability by:

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  identifying and promoting high-growth merchandise categories, which in the past have included fine apparel, shoes, handbags, contemporary sportswear and precious and designer jewelry; this strategy has, for example, contributed to an increase in contemporary sportswear sales of almost 28% at Neiman Marcus stores during fiscal year 2005 compared to fiscal year 2004 and 13% at Neiman Marcus stores during the first three fiscal quarters of fiscal year 2006 compared to the comparable period in fiscal year 2005;

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  identifying and investing in stores that we believe have significant growth potential, including making capital improvements, adding sales associates, increasing our marketing efforts and enhancing the depth and breadth of store inventories; and

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  increasing our penetration of select customer segments through targeted sales and marketing programs, including creating relationship managers to help match customers to sales associates who best fit their needs.

        Strategically Invest in New Stores and Remodels.    We plan to continue our disciplined investment program in opening new stores and remodeling existing stores, targeting on a long-term basis an average annual square footage growth of between 2% and 3%.

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  New Store Openings. We have gradually increased the number of our stores over the past ten years, growing our full-line Neiman Marcus and Bergdorf Goodman store base from 28 stores at the beginning of fiscal year 1995 to our current 38 stores. Prior to entering a new market, we conduct demographic and lifestyle studies to identify attractive retail markets with a high concentration of our target customers. We believe that additional markets throughout the United States can profitably support our retail stores and we plan to continue our prudent and conservative approach to new store openings in the future. In addition, we believe new store opportunities will continue to emerge as other metropolitan markets develop and mature. We recently opened new stores in San Antonio and Boca Raton and currently plan to open new stores in Charlotte in Fall 2006, Austin in Spring 2007, suburban Boston in Fall 2007, Long Island, the greater Los Angeles area in Fall 2008, Bellevue in Spring 2009 and Princeton in Spring 2010. In total, we expect that these planned new stores will add over 740,000 square feet of new store space over approximately the next four years, representing an almost 14% increase in square footage as compared to the current aggregate square footage of our full-line Neiman Marcus and Bergdorf Goodman stores.

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  Store Remodels. We plan to continue our successful store remodeling program. We generally experience an increase in comparable revenues and sales per square foot at stores that undergo a remodel or expansion. In addition to improving the overall shopping environment, a large number of our remodels also involve significant growth in the square footage of the store's selling area. In the past three fiscal years, we have added 71,000 square feet to our Las Vegas store, 30,000 square feet to our Newport Beach store and, most recently, 56,000 square feet to our San Francisco store for which the final phases of the renovation are planned to be completed by the spring of 2006. Also, we have major remodels underway at our Houston and Bergdorf Goodman stores.

        Continue to Grow our Neiman Marcus Direct Business.    Our Neiman Marcus Direct business has achieved significant revenue and profit growth over the last five fiscal years. The revenues and operating margins of Neiman Marcus Direct have grown from $493.5 million and 9.3%, respectively, in fiscal year 2003 to $592.1 million and 12.7%, respectively, in fiscal year 2005. The operating margin of Neiman Marcus Direct was 15.0% in the first three fiscal quarters of fiscal year 2006, compared to 12.2% in the first three fiscal quarters of fiscal year 2005. Our online sales remain the fastest growing component of Neiman Marcus Direct, generating $313.1 million in revenues in fiscal year 2005, as compared to $157.1 million in fiscal year 2003. The average order value of our online sales has also increased by approximately 35% over the same time period. Through continued investment in our catalogs and e-commerce websites, we expect to build on our success in this channel in the future. Some of our recent and upcoming initiatives for Neiman Marcus Direct include:

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  our conversion of BergdorfGoodman.com from an information-only to a fully transactional website;

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  partnering with vendors to launch co-branded e-commerce capabilities on their websites, utilizing our growing internet infrastructure and order fulfillment expertise; and

  •
  the creation of a separate website, through which we will sell end-of-season and past season clearance merchandise as a way to more efficiently liquidate inventory.

        Continue to Invest in Our Employees.    Our seasoned management team, our talented buyers and our experienced sales associates are key assets of our business. Our strategy is to continue to invest in our employees as we believe they are the primary driver of our strong financial performance and market status. Consistent with our strategy, we plan to continue to invest in our tailored and intensive employee training programs, in which our sales associates receive extensive training in customer service, selling skills and product knowledge. These programs average over 120 hours per year per employee. In addition, the Company has a 15-week Executive Development Program, which provides the theoretical understanding and practical experience necessary for a career in Neiman Marcus merchandising. The program includes both classroom based learning and on-the-job rotations through different divisions of our business.

        Continue to Invest in Our Distribution Facilities, Support Functions and Information Technology.    We believe that investment in our distribution facilities, support functions and information technology is a vital component of our long-term business goals and objectives. Our investments in logistics allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management and improving our profitability and cash flow. For example, during fiscal year 2004, we expanded our distribution center in Longview, Texas. As part of this expansion, we realigned the warehouse space, enabling us to strengthen our "locker stock" inventory management program. With this program, we maintain certain key inventory items centrally, allowing us to restock inventory at individual stores more efficiently and to maximize opportunities for full-price selling. In addition, our sales associates can use the program to ship items directly to our customers, thereby improving customer service and increasing productivity.

The Transactions

        Neiman Marcus, Inc. (formerly known as Newton Acquisition, Inc.), our Parent, acquired The Neiman Marcus Group, Inc. on October 6, 2005 through a reverse subsidiary merger with Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of our Parent. Our Parent was formed for purposes of the acquisition by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC, which we refer to as the "Sponsors." The acquisition was accomplished through the merger of Newton Acquisition Merger Sub, Inc. with and into The Neiman Marcus Group, Inc., with The Neiman Marcus Group, Inc. being the surviving company. Subsequent to the acquisition, we are a subsidiary of our Parent, which is controlled by Newton Holding, LLC, an entity controlled by the Sponsors and their co-investors.

        The Sponsors financed the purchase of the Company and the concurrent redemption of our 6.65% senior notes due 2008, which we refer to as the 2008 notes, through:

  •
  application of the proceeds from the offering of the senior notes and the senior subordinated notes;

  •
  initial borrowings under our senior secured asset-based revolving credit facility and our senior secured term loan facility;

  •
  equity investments funded by direct and indirect equity investments from the Investors; and

  •
  cash on hand at the Company.

        Immediately following the merger, The Neiman Marcus Group, Inc. became a wholly-owned subsidiary of Neiman Marcus, Inc. Pursuant to the LLC Agreement (as defined below under "Certain Relationships and Related Party Transactions—Newton Holding, LLC Limited Liability Company Operating Agreement") the Sponsors and certain other Investors, including one that is affiliated with Credit Suisse Securities (USA) LLC, are entitled to nominate the members of our board of directors. See "Management—Directors and Executive Officers."

        The acquisition was completed on October 6, 2005 and occurred simultaneously with:

  •
  the closing of the offering of our senior notes and our senior subordinated notes;

  •
  the closing of our new senior secured asset-based revolving credit facility;

  •
  the closing of our new senior secured term loan facility;

  •
  the call for redemption of, the deposit into a segregated account of the estimated amount of the redemption payment related to, and the ratable provision of security pursuant to the terms thereof for, the 2008 notes;

  •
  the ratable provision of security for the 2028 debentures pursuant to the terms thereof;

  •
  the termination of our existing $350 million unsecured revolving credit facility; and

  •
  the equity investments described above.

        We refer to these transactions, including the merger and our payment of any costs related to these transactions and certain related transactions as the "Transactions." See "Description of Other Indebtedness" for a description of our senior secured credit facilities.

        In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." In addition, the purchase price paid in connection with the acquisition has been allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, our successor financial statements subsequent to the Transactions are not comparable to our predecessor financial statements.

Ownership and Corporate Structure

        Our ownership and corporate structure are described in the diagram below. See "The Transactions," "Principal Stockholders" and "Capitalization."

(1)
Includes (i) approximately $1,225 million of equity contributed by the Sponsor Funds (including credit for the discount attributable to the equity investment of funds associated with one of the

  Sponsors) and (ii) approximately $220 million of equity contributed by certain Co-Investors. See "Certain Relationships and Related Party Transactions—Management Services Agreement."

(2)
Includes approximately $25.6 million contributed by certain of our executive officers and members of our senior management, who we refer to as the Management Participants, in the form of a combination of cash and rollover of existing equity and equity-based interests in The Neiman Marcus Group, Inc. In connection with the Transactions, Neiman Marcus, Inc. established a management option pool at the closing of up to 7.3% of its common stock on a fully diluted basis in order to grant appropriate equity incentive awards to management and certain key employees. Options in respect of approximately 6.8% of the shares of Neiman Marcus, Inc. on a fully-diluted basis were granted pursuant to this pool after the closing.

(3)
Our senior secured term loan facility is secured, subject to certain exceptions, (i) on a second-priority basis by all of our and our subsidiary guarantors' inventory and related accounts, cash, deposit accounts and payments in respect of credit card charges, and certain related assets, and (ii) on a first-priority basis by a significant portion of our and our subsidiary guarantors' other existing and future assets and our capital stock. At April 29, 2006, the amount outstanding under our senior secured term loan facility was $1,875 million (after giving effect to a $100 million prepayment in the second quarter of fiscal year 2006). See "Description of Other Indebtedness."

(4)
Our senior secured asset-based revolving credit facility provides up to $600 million senior secured financing, subject to borrowing base limitations, and is secured, subject to certain exceptions, (i) on a first-priority basis by all of our and our subsidiary guarantors' inventory and related accounts, cash, deposit accounts and payments in respect of credit card charges, and certain related assets, and (ii) on a second-priority basis by a significant portion of our and our subsidiary guarantors' other existing and future assets and our capital stock. See "Description of Other Indebtedness."

(5)
The 2028 debentures are, to the extent required by the terms of the 2028 debenture indenture, secured on a first-priority basis by certain collateral subject to the liens granted to secure our senior secured credit facilities. See "Description of the 2028 Debentures."

Summary of Terms of the 2028 Debentures

Issuer	The Neiman Marcus Group, Inc.
Securities Offered	$125,000,000 aggregate principal amount of 7.125% Debentures due 2028.
Maturity Date	The 2028 debentures will mature on June 1, 2028.
Interest Payment Dates	June 1 and December 1 of each year.
Optional Redemption
At any time, we may redeem some or all of the 2028 debentures, at a redemption price equal to the greater of (a) 100% of the principal amount of the 2028 debentures to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis, plus accrued interest on the principal amount being redeemed to the date of redemption. See "Description of the 2028 Debentures—Optional Redemption."
Guarantees	The 2028 debentures are guaranteed on an unsecured, senior basis by our Parent.
Ranking	The 2028 debentures are our senior obligations and rank:
• equal in right of payment with all of our existing and future senior indebtedness, including any borrowings under our senior secured credit facilities and the senior notes; and
• senior to all of our existing and future subordinated indebtedness, including the senior subordinated notes.

The 2028 debentures are structurally subordinated to indebtedness and other liabilities of our subsidiaries (except to the extent of any security interest in the assets of any subsidiaries that may secure the 2028 debentures), including trade payables and subsidiary guarantees of our senior secured credit facilities and the notes. The 2028 debentures effectively rank junior to all of our existing and future indebtedness, including our senior secured credit facilities, that is secured by collateral that does not also secure the 2028 debentures, to the extent of the value of such assets securing such other obligations.

Collateral
The 2028 debentures were unsecured when originally issued, but were granted security pursuant to the requirements of the negative pledge covenant contained in the 2028 debenture indenture as a result of our incurrence of secured indebtedness in the Transactions. The 2028 debentures are currently equally and ratably secured by a first lien security interest on the 2028 Debenture Collateral (as defined under "Description of the 2028 Debentures—Collateral"), which also secures our senior secured credit facilities. Because the 2028 debentures' security interest on the 2028 Debenture Collateral has been granted only for purposes of compliance with the negative pledge covenant contained in the 2028 debenture indenture, the 2028 debentures are secured only for so long as the senior secured credit facilities (or other secured indebtedness subject to the 2028 debentures' negative pledge clause) and the liens thereunder remain in existence and the 2028 Debenture Collateral is subject to release under the senior secured credit facilities without the consent of holders of the 2028 debentures. See "Description of the 2028 Debentures—Collateral."
Restrictive Covenants
The 2028 debenture indenture contains covenants limiting pledges and sale/leaseback transactions as described under "Description of the 2028 Debentures—Certain Covenants." Many of the covenants found in our senior secured credit facilities and the indentures governing our notes, however, are not found in the 2028 debenture indenture. The 2028 debenture indenture does not contain limitations on our or our subsidiaries' ability to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness; make investments; create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; engage in transactions with our affiliates; or sell assets, including capital stock of our subsidiaries.

Risk Factors

        Investing in the 2028 debentures involves substantial risk. See "Risk Factors" for a discussion of certain factors that you should consider before investing in the 2028 debentures.

Our Sponsors

Texas Pacific Group

        Texas Pacific Group ("TPG"), founded in 1993 and based in Fort Worth, Texas; San Francisco, California; and London, England, is a private equity firm that has raised approximately $14 billion in equity capital. TPG seeks to invest in world-class franchises across a range of industries, including significant investments in luxury and other retail businesses, technology, consumer products, airlines and healthcare. Significant investments include investments in leading retailers (J. Crew, Debenhams (UK), Petco), technology companies (Sungard Data Systems, MEMC Electronic Materials, ON Semiconductor, Paradyne Networks, Seagate Technology), branded consumer franchises (Burger King, Del Monte, Ducati Motorcycles, Metro-Goldwyn-Mayer), airlines (Continental, America West), healthcare companies (Oxford Health Plans, Quintiles Transnational), energy and power generation companies (Denbury Resources, Texas Genco) and others (Punch Taverns (UK)).

Warburg Pincus

        Warburg Pincus LLC has been a leading private equity investor since 1971. Throughout its 35-year history in private equity, Warburg Pincus has invested at all stages of a company's life cycle, from founding start-ups to providing growth capital to leading recapitalizations, leveraged buy-outs and special situations. The firm currently has more than $10 billion under management and invests in private equity opportunities in a wide range of industries and sectors, including consumer and industrial, information and communication technology, financial services, healthcare, media and business services, energy and real estate. Warburg Pincus invests globally from offices in New York, Menlo Park, London, Frankfurt, Hong Kong, Tokyo, Beijing and Mumbai. The firm seeks to partner with outstanding management teams to create and build durable companies with sustainable value and has an active portfolio of more than 100 companies including Knoll, Telcordia Technologies, Polypore, Transdigm, UGS and Jarden.

Corporate Information

        The Neiman Marcus Group, Inc. is incorporated in the state of Delaware. Our principal executive offices are located at One Marcus Square, 1618 Main Street, Dallas, Texas. Our telephone number is (214) 743-7600. Our website address is www.neimanmarcusgroup.com. The information on our website is not a part of this prospectus.

Recent Developments

        On August 3, 2006, we announced preliminary total revenues and comparable revenues of approximately $915 million and $890 million, respectively, for the fourth quarter of fiscal year 2006, representing increases of 9.0% and 6.6%, respectively, compared to the fourth quarter of fiscal year 2005. For the fourth quarter of fiscal year 2006, comparable revenues in the Specialty Retail stores segment, increased 5.8%, including a 4.7% increase at Neiman Marcus stores and a 12.7% increase at Bergdorf Goodman. Neiman Marcus Direct fourth quarter fiscal year 2006 revenues were 13.2% above last year.

        We also announced preliminary total revenues and comparable revenues of approximately $4.11 billion and $3.99 billion, respectively, for the fifty-two week fiscal year 2006 ended July 29, 2006, representing increases of 8.8% and 6.8%, respectively, compared to fiscal year 2005. All figures have been adjusted to exclude the revenues of Gurwitch Products, L.L.C., which has been sold.

        All the financial data set forth above are preliminary and unaudited and subject to revision based upon our review and an audit by our independent registered public accounting firm of our financial condition and results of operations for the fiscal year ended July 29, 2006. Once we and our independent registered public accounting firm have completed our respective reviews of our financial information for fiscal year 2006, we may report financial results that are materially different from those set forth above.

        On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Data

        The following table sets forth summary historical consolidated financial data and unaudited pro forma consolidated financial data of Neiman Marcus, Inc. (formerly Newton Acquisition, Inc.) and its predecessor, The Neiman Marcus Group, Inc., as of the dates and for the periods indicated. Neiman Marcus, Inc. acquired The Neiman Marcus Group, Inc. on October 6, 2005 through the merger of Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Neiman Marcus, Inc., with and into The Neiman Marcus Group, Inc., with the latter being the surviving entity. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. The financial statements and operating results identified below as belonging to the "predecessor" are those of The Neiman Marcus Group, Inc. The financial statements and operating results of the "successor" are those of Neiman Marcus, Inc., the newly created parent of The Neiman Marcus Group, Inc.

        We derived the summary historical consolidated financial data as of and for the periods ended August 2, 2003, July 31, 2004 and July 30, 2005 from the predecessor's audited consolidated financial statements and related notes and the selected historical consolidated financial data as of and for the nine weeks ended October 1, 2005 and the thirty-nine weeks ended April 30, 2005 from the predecessor's unaudited condensed consolidated financial statements for those periods. We derived the summary historical consolidated financial data as of and for the thirty weeks ended April 29, 2006 from the successor's unaudited condensed consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial information contain all adjustments necessary to present fairly our financial position, results of operations and cash flows for the applicable interim periods.

        We derived the summary unaudited pro forma condensed consolidated financial data as of and for the fiscal year ended July 30, 2005 and the thirty-nine week periods ended April 29, 2006 and April 30, 2005 from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statements of earnings data for the fiscal year ended July 30, 2005 and the thirty-nine week periods ended April 29, 2006 and April 30, 2005 give effect to the Transactions and the redemption of our 2008 notes, the Credit Card Sale, the Chef's Catalog Disposition and the disposition of Gurwitch Products, L.L.C. as if they had occurred on August 1, 2004.

        We are providing the summary unaudited pro forma condensed consolidated financial data for informational purposes only. The summary unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations actually would have been if the Transactions and the redemption of our 2008 notes, the Credit Card Sale, the Chef's Catalog Disposition and the disposition of Gurwitch Products, L.L.C. had occurred on the dates indicated, nor do such data purport to project our results of operations for any future period.

        The results of operations for any period are not necessarily indicative of the results to be expected for any future period. In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." In addition, the purchase price paid in connection with the acquisition has been preliminarily allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of property and equipment and inventory, established intangible assets for tradenames, customer lists and favorable lease commitments and revalued long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, the successor financial statements are not comparable to the predecessor financial statements. The selected historical consolidated financial data and unaudited pro forma condensed consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited and unaudited consolidated financial statements and related notes and unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus.

	Unaudited						Unaudited Pro Forma
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005	Fiscal Years Ended					Fiscal year ended July 30, 2005
							Thirty-nine weeks ended April 29, 2006	Thirty-nine weeks ended April 30, 2005
				July 30, 2005	July 31, 2004	August 2, 2003
	(Successor)	(Predecessor)		(Predecessor)
	(dollars in millions, except sales per square foot)
Statement of Operations Data:
Revenues	$2,583.2	$651.6	$2,970.5	$3,821.9	$3,524.8	$3,080.4	$3,190.1	$2,921.1	$3,760.9
Costs and expenses:
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,634.2	378.8	1,816.6	2,390.6	2,230.9	1,997.7	1,970.2	1,847.2	2,424.5
Selling, general and administrative expenses (excluding depreciation)	624.0	168.9	747.4	974.6	901.5	831.0	755.1	712.5	929.8
Income from credit card operations, net	(35.9)	(7.8)	(52.4)	(71.6)	(55.7)	(53.3)	(45.6)	(43.9)	(56.1)
Depreciation expense	78.0	20.0	79.3	107.7	99.0	82.9	97.6	81.6	110.8
Amortization of customer lists	31.7	—	—	—	—	—	41.0	41.0	54.7
Amortization of favorable lease commitments	10.4	—	—	—	—	—	13.5	13.5	18.0
Operating earnings	240.9	68.3(1)	364.2(2)	411.5(2)	345.2(3)	222.1	334.8	269.1	279.1
Interest expense, net	150.6	(0.9)	10.9	12.4	15.9	16.3	194.0	172.5	232.0
Earnings before income taxes, minority interest and change in accounting principle	90.3	69.2	353.3	399.1	329.3	205.8	140.8	96.7	47.1
Income taxes	34.8	25.6	136.0	146.5(5)	120.9(4)	79.2	53.0	35.4	8.5
Net earnings	$54.4	$44.2	$214.5	$248.8(5)	$204.8(4)	$109.3(6)	$87.8	$59.0	$35.5
Balance Sheet Data (at period end):
Cash and cash equivalents	$109.0	$844.3	$337.6	$853.5	$368.4	$207.0	$149.5
Total assets	6,660.0	2,846.0	2,839.8	2,660.7	2,617.6	2,104.8	6,633.2
Total debt (including current portion of long-term debt)	3,215.3	256.2	437.5	251.2	476.3	251.0	3,210.3
Stockholders' equity	$1,468.0	$1,638.2	$1,581.8	$1,573.9	$1,370.6	$1,137.8	$1,453.0
Cash Flow Data:
Total capital expenditures	$112.2	$26.3	$150.8	$202.5	$120.5	$129.6
Capital expenditures for:
New store openings	44.8	12.5	36.5	60.7	8.4	20.3
Major store remodels	20.5	7.5	54.4	58.2	39.1	24.5
Information technology	23.2	7.0	30.9	41.6	34.5	48.1
Net cash provided by (used for):
Operating activities	264.5	19.4	190.0	845.4	52.6	164.7
Investing activities	(5,268.6)	(26.3)	(173.9)	(228.8)	(117.3)	(129.6)
Financing activities	4,268.9	(2.3)	(46.9)	(131.5)	226.1	(6.8)
Selected Store Data:
Comparable revenues increase(7)	6.6%	9.0%	9.9%	9.9%	14.4%	4.1%
Number of Neiman Marcus/Bergdorf Goodman stores (at period end)	38	37	37	36	37	37
Retail sales per square foot	$375	$103	$449	$577	$528	$472

(1)
For the nine weeks ended October 1, 2005, operating earnings includes $23.5 million of transaction and other costs incurred in connection with the Transactions. These costs consist primarily of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock in connection with the acquisition.

(2)
For 2005 and the thirty-nine weeks ended April 30, 2005, operating earnings include a $15.3 million pretax loss related to the Chef's Catalog Disposition and a $6.2 million pretax gain related to the Credit Card Sale.

(3)
For 2004, operating earnings reflect a $3.9 million pretax impairment charge related to the writedown to fair value in the net carrying value of the Chef's Catalog tradename intangible asset.

(4)
For 2004, income tax expense reflects a $7.5 million net income tax benefit related to favorable settlements associated with previous state tax filings.

(5)
For 2005, net earnings reflect a net income tax benefit adjustment aggregating $7.6 million resulting from favorable settlements associated with previous state tax filings and reductions in previously recorded deferred tax liabilities.

(6)
For 2003, net earnings reflect an after-tax charge of $14.8 million for the writedown of certain intangible assets related to prior purchase business combinations as a result of the implementation of a new accounting principle.

(7)
Comparable revenues include (a) revenues derived from our Specialty Retail stores open for more than 52 weeks, including stores that have relocated or expanded, (b) revenues from our Neiman Marcus Direct operation and (c) revenues from the Brand Development Companies, one of which was sold on July 27, 2006. Comparable revenues exclude the revenues of closed stores and the revenues of our previous Chef's Catalog operations (sold in November 2004) for all periods prior to the Chef's Catalog Disposition. The calculation of the change in comparable revenues for 2003 is based on revenues for the 52 weeks ended August 2, 2003 compared to revenues for the 52 weeks ended July 27, 2002.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment in the 2028 debentures.

Risks Related to the 2028 Debentures

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the 2028 debentures.

        As a result of the Transactions, we are highly leveraged. As of April 29, 2006, the principal amount of the Company's total indebtedness was approximately $3,215.3 million, which included the 2028 debentures. The Company's unused borrowing availability under our $600.0 million senior secured asset-based revolving credit facility at that date was approximately $573.2 million, based on a borrowing base at that date of over $600.0 million and after giving effect to $26.8 million of letters of credit outstanding thereunder. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments, could have other important consequences to you as a holder of 2028 debentures. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the 2028 debentures, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indentures and agreements governing our indebtedness;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

        Any of the above listed factors could materially adversely affect our business, financial condition and results of operations.

        In addition, our interest expense could increase if interest rates increase because the entire amount of the indebtedness under our senior secured credit facilities will bear interest at floating rates. See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility" and "—Senior Secured Term Loan Facility." As of April 29, 2006, the Company had approximately $1,875.0 million principal amount of floating rate debt, consisting of outstanding borrowings under our senior secured term loan facility. The Company also had at that date approximately $573.2 million of unused floating rate debt borrowing capacity available under the senior secured asset-based revolving credit facility based on a borrowing base of over $600.0 million at that date and after giving effect to

$26.8 million used for letters of credit. Effective December 6, 2005, the Company entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indentures governing the notes and the senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. For example, we have the right under our senior secured asset-based revolving credit facility to request up to $200 million of additional commitments under this facility, although the lenders under this facility are not under any obligation to provide any such additional commitments. Any increase in commitments under this facility is subject to customary conditions precedent, and our ability to borrow under this facility as so increased would remain limited by the amount of the borrowing base. Our senior secured term loan facilities and the indentures for the notes allow us to incur this additional indebtedness under our senior secured asset-based revolving credit facility without any restriction. In addition, our senior secured credit facilities and the notes allow us to incur a significant amount of indebtedness in connection with acquisitions (including, in the case of our senior secured term loan facility and the notes, an unlimited amount of debt bearing certain characteristics described in the descriptions of the notes included herein) and a significant amount of purchase money debt. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they face would be increased.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

        Our ability to pay interest on and principal of the 2028 debentures and to satisfy our other debt obligations will primarily depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, including payments on the 2028 debentures, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and indentures may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.

        Contractual limitations on our ability to execute any necessary alternative financing plans could exacerbate the effects of any failure to generate sufficient cash flow to satisfy our debt service obligations. Our senior secured asset-based revolving credit facility permits us to borrow up to $600.0 million; however, our ability to borrow thereunder is limited by a borrowing base, which at any time will equal the lesser of 80% of eligible inventory valued at the lower of cost or market value and 85% of the net orderly liquidation value of the eligible inventory, less certain reserves. In addition, our ability to borrow under this facility is limited by a minimum liquidity condition, providing that, if less than $60.0 million is available at any time, we are not permitted to borrow any additional amounts under the senior secured asset-based revolving credit facility unless our pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement for our senior secured asset-based revolving credit facility) is at least 1.1 to 1.0. See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility." Our ability to meet this financial ratio may be affected by events beyond our control, and we cannot assure you that we will meet this ratio.

        Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the 2028 debentures.

Repayment of our debt, including the 2028 debentures, is dependent on cash flow generated by our subsidiaries.

        Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the 2028 debentures, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries do not have any obligation to pay amounts due on the 2028 debentures or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the 2028 debentures. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. The 2028 debenture indenture does not limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the 2028 debentures.

The 2028 debentures are structurally subordinated to all liabilities of our subsidiaries and to claims of creditors of our current and future subsidiaries.

        The 2028 debentures are structurally subordinated to indebtedness and other liabilities of our subsidiaries (except to the extent of any security interest in the assets of any such subsidiaries that may secure the 2028 debentures), including subsidiary guarantees of our senior secured credit facilities and the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us (except to the extent of any security interest in the assets of any such subsidiaries that may secure the 2028 debentures).

Investors cannot rely on the earnings and assets of our Brand Development Companies to support payments due under the 2028 debentures.

        We hold a majority interest in Kate Spade LLC, and until July 27, 2006 held a majority interest in Gurwitch Products. We refer to those companies as our Brand Development Companies. Accordingly, our historical consolidated financial statements reflect the financial results of those companies, including all of their revenue and operating earnings, even though we own less than 100% of the equity of Kate Spade LLC and do not solely control the distribution of its income and have sold our interest in Gurwitch Products. There are significant limitations on the ability of our Brand Development Companies to distribute their earnings to us, in the form of dividends or otherwise. Accordingly, investors in the 2028 debentures will not be able to rely upon income from or the assets of our Brand Development Companies to support the payment of interest, principal or other amounts owing in respect of the 2028 debentures. Our Brand Development Companies had aggregate revenues of $126.9 million and aggregate operating earnings of $14.1 million during fiscal year 2005 and aggregate revenues of $101.9 million and aggregate operating earnings of $2.0 million during the first three fiscal quarters of fiscal year 2006.

The terms of our senior secured credit facilities and the indentures governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        The credit agreements governing our senior secured credit facilities and the indentures governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to engage in acts that may be in our best long-term interests. The indentures governing the notes and the credit agreements governing our senior secured credit facilities include covenants that, among other things, restrict our ability to:

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  incur additional indebtedness;

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  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

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  make investments;

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  create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

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  engage in transactions with our affiliates;

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  sell assets, including capital stock of our subsidiaries;

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  consolidate or merge;

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  create liens; and

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  enter into sale and lease back transactions.

        In addition, our ability to borrow under our senior secured asset-based revolving credit facility is limited by a borrowing base and a minimum liquidity condition, as described above under "—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations." See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility" for further details.

        Moreover, our senior secured asset-based revolving credit facility provides discretion to the agent bank acting on behalf of the lenders to impose additional availability restrictions and other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

        A breach of any of the restrictive covenants would result in a default under our senior secured credit facilities. If any such default occurs, the lenders under our senior secured credit facilities may elect to declare all outstanding borrowings under such facilities, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the notes and the 2028 debentures. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

        The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

The 2028 debentures are secured only for so long as the senior secured credit facilities and the liens thereunder remain in existence and the 2028 Debenture Collateral is subject to release by the senior secured credit facilities without the consent of holders of the 2028 debentures.

        The 2028 debentures were unsecured when originally issued, but were granted security pursuant to the requirements of the negative pledge covenant contained in the 2028 debenture indenture as a result of our incurrence of secured indebtedness in the Transactions. The 2028 debentures are currently equally and ratably secured by a first lien security interest on the 2028 Debenture Collateral, which also secures our senior secured credit facilities. Because the 2028 debentures' security interest on the 2028 Debenture Collateral has been granted only for purposes of compliance with the negative pledge covenant contained in the 2028 debenture indenture, the 2028 debentures are secured only for so long as the senior secured credit facilities (or other secured indebtedness subject to the 2028 debentures' negative pledge clause) and the liens thereunder remain in existence and the 2028 Debenture Collateral is subject to release under the senior secured credit facilities without the consent of holders of the 2028 debentures. See "Description of the 2028 Debentures—Collateral."

        The senior secured credit facilities are scheduled to mature prior to the stated maturity of the 2028 debentures and the 2028 debentures will be unsecured after the senior secured credit facilities mature unless we have other secured indebtedness subject to the 2028 debentures' negative pledge clause at that time.

The 2028 Debenture Collateral will exclude stock with value equal to or greater than 20% of the aggregate principal amount of the 2028 debentures or other secured public debt obligations.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor of the senior secured credit facilities does not constitute collateral under our senior secured credit facilities (and, as a result, does not constitute 2028 Debenture Collateral) to the extent that such securities cannot secure the 2028 debentures or other secured public debt obligations of the Company without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under our senior secured credit facilities and the 2028 Debenture Collateral includes shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 debentures (or, currently, $25 million) or other secured public debt obligations of the Company. Stock of our Brand Development Companies and their assets also do not constitute collateral under our senior secured credit facilities or 2028 Debenture Collateral. Accordingly, holders of the 2028 debentures should assume that the value of any 2028 Debenture Collateral consisting of capital stock or other securities of a subsidiary of the Company will not be material.

The pro rata share of the 2028 debentures in the 2028 Debenture Collateral may not be sufficient collateral to pay all or any of the 2028 debentures.

        The 2028 debentures' security interest in the 2028 Debenture Collateral is shared equally and ratably with the first lien security interest on that collateral of the lenders under our senior secured term loan facility and is senior to the second-priority security interest on that collateral of the lenders under our senior secured asset-based revolving credit facility (although if the lien of the lenders under our senior secured term loan facility were to be released, without replacement, while our senior secured asset-based revolving credit facility remains outstanding, the lien of the lenders under our senior secured asset-based revolving credit facility would become a first priority lien and the 2028 debentures' security interest in the 2028 Debenture Collateral would then be shared equally and ratably with the lenders under our senior secured asset-based revolving credit facility).

        No appraisal of the fair market value of the 2028 Debenture Collateral has been prepared in connection with this offering, however we believe that the fair market value of the 2028 Debenture

Collateral is substantially less than the principal amount of our new senior secured term loan facility and our existing 2028 debentures taken together. The actual value of the 2028 Debenture Collateral at any time will depend upon market and other economic conditions. By its nature, the 2028 Debenture Collateral generally will consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation and may have no readily ascertainable market value.

        In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the 2028 Debenture Collateral will likely be insufficient to pay our obligations under the 2028 debentures and our new senior secured term loan facility in full. Moreover, other indebtedness we may incur in the future may be secured on a first priority basis by all or a portion of the 2028 Debenture Collateral, further limiting the amount of 2028 Debenture Collateral that would be available to pay obligations under the 2028 debentures. The 2028 Debenture Collateral also secures our new senior secured asset-based revolving credit facility on a second priority basis (subject to permitted encumbrances).

        The intercreditor agreement entered into in connection with collateral arrangements related to the Transactions provides that each holder of 2028 debentures, by accepting the agreement's benefits, is deemed to have:

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  agreed that the collateral agent has no duty and owes no obligation or responsibility (fiduciary or otherwise) to the 2028 debenture trustee or such holders, other than the duty to perform its express obligations under the intercreditor agreement in accordance with its terms;

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  waived any right it might have, under applicable law or otherwise, to compel the sale or other disposition of any 2028 Debenture Collateral, and any obligation the collateral agent might have, under applicable law or otherwise, to obtain any minimum price for any 2028 Debenture Collateral upon the sale thereof; and

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  agreed that the sole right of the holders of the 2028 debentures shall be to receive their ratable share of any proceeds of 2028 Debenture Collateral in accordance with and subject to the provisions of the related documentation.

        In the event of a default, including a bankruptcy involving the Company, we will not be able to control or direct the actions that our creditors under our senior secured credit facilities may take with respect to any 2028 Debenture Collateral or assure you that such actions will not be adverse to the interests of the holders of the 2028 debentures.

In the event of our bankruptcy, the ability of the holders of the 2028 debentures to realize upon the 2028 Debenture Collateral will be subject to certain bankruptcy law limitations.

        The right of the collateral agent to repossess and dispose of the 2028 Debenture Collateral upon acceleration is likely to be significantly impaired by Federal bankruptcy law if bankruptcy proceedings were commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the 2028 Debenture Collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, bankruptcy laws permits the debtor to continue to retain and use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the 2028 debentures could be delayed following commencement of and during a bankruptcy case, whether or when the collateral agent would repossess or dispose of the 2028 Debenture Collateral or whether or to what extent holders of 2028 debentures would be compensated for any delay in payment or loss of value of their pro rata share of the 2028 Debenture Collateral through the requirement of "adequate protection." Furthermore, in the event the bankruptcy court were to determine that the value of 2028 debentures' pro rata share of the 2028 Debenture Collateral is insufficient to repay all amounts due on the 2028 debentures, the holders of the 2028 debentures would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

In the event of our bankruptcy, holders of the 2028 debentures may be deemed to have an unsecured claim to the extent that our obligations in respect of the 2028 debentures exceed the fair value of their pro rata share of the 2028 Debenture Collateral.

        In any bankruptcy proceeding with respect to us, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the 2028 debentures' pro rata share of the 2028 Debenture Collateral on the date of the bankruptcy filing was less than the then-current principal amount of the 2028 debentures. Upon a finding by the bankruptcy court that the 2028 debentures are under-collateralized, the claims in the bankruptcy proceeding with respect to the 2028 debentures would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the 2028 Debenture Collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of the 2028 debentures to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the 2028 debentures to receive other "adequate protection" under federal bankruptcy laws.

        In addition, any payments to the holders of the 2028 debentures that have been made within 90 days prior to the commencement of a bankruptcy proceeding with respect to us (or, if such payments are made by the Guarantor, with respect to the Guarantor) may be treated by the bankruptcy court as a "voidable preference" if the 2028 debentures are under-collateralized and such payments could be required to be returned to be included in the bankruptcy estate. The holders of the 2028 debentures would still have an unsecured claim (to the extent under-collateralized) against the bankruptcy estate in the amount of such payment if the court finds a voidable preference. Additionally, any new collateral included in the 2028 Debenture Collateral within 90 days of a bankruptcy proceeding may be also be avoided by the court as a preference. If the court avoids any payments or pledges of collateral as preferences, it is possible that the holders of the 2028 debentures may not receive full payment of amounts due under the 2028 debentures. Furthermore, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments might be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the 2028 debentures.

Federal and state statutes may allow courts, under specific circumstances, to void the security interest in the 2028 Debenture Collateral.

        Upon the closing of the Transactions, we and certain of our existing subsidiaries have pledged assets, and certain of our future subsidiaries may pledge assets, to secure the senior credit facilities, and consequently, also to secure the 2028 debentures. Such granting of liens by us and certain of our subsidiaries may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced by us or a subsidiary grantor, or against us or a subsidiary grantor. Under the Federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce a grantor's security interest. The court may void the equal and ratable pledge of the 2028 Debenture Collateral by us or our subsidiaries either as a result of, or independently from, the court voiding the original pledge of collateral to the lenders of the senior secured credit facilities.

        While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the pledge of the security interest if it found that when the applicable grantor pledged its assets or, in some states, at the time that the trustee for the 2028 debentures made a claim against the pledge, we or the applicable grantor received less than reasonably equivalent value or fair consideration and either:

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  we were, or the applicable grantor was, insolvent, or rendered insolvent by reason of such incurrence; or

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  we were, or the applicable grantor was, engaged in a business or transaction for which our or the applicable grantor's remaining assets constituted unreasonably small capital; or

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  we or the applicable grantor intended to incur, or believed or reasonably should have believed that we or the applicable grantor would incur, debts beyond our or such grantor's ability to pay such debts as they mature; or

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  we were, or the applicable grantor was, a defendant in an action for money damages, or had a judgment for money damages docketed against us or such grantor if, in either case, after final judgment, the judgment is unsatisfied.

        The court might also void a security interest without regard to the above factors, if the court found that we or the applicable grantor pledged assets with actual intent to hinder, delay or defraud our or its creditors.

        A court would likely find that we or a grantor did not receive reasonably equivalent value or fair consideration for a pledge of assets if we or such grantor did not substantially benefit directly or indirectly from the execution of the senior secured credit facility or the applicable pledge. As a general matter, value is given for a loan if, in exchange for the loan, property is transferred or an antecedent debt is satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. For example, in a leveraged transaction, such as the Transactions, there is increased risk of a determination that the issuer incurred debt obligations for less than reasonably equivalent value or fair consideration as a court may find that the benefit of the transaction went to the former stockholders of The Neiman Marcus Group, Inc., while neither we nor the affiliated grantors benefited substantially or directly from the pledges of assets.

        The measures of insolvency applied by courts will vary depending upon the particular fraudulent transfer law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

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  the sum of its debts, including subordinated and contingent liabilities, was greater than the fair saleable value of its assets; or

  •
  if the present fair saleable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including subordinated and contingent liabilities, as they become absolute and mature; or

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  it cannot pay its debts as they become due.

        In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the pledge of assets to secure the senior secured credit facilities, which could mean that neither the senior secured credit facilities nor the 2028 debentures would be secured by the 2028 Debenture Collateral. Consequently, you may no longer have rights to receive any proceeds from the 2028 Debenture Collateral. Furthermore, the avoidance of a security interest could result in an event of default with respect to our and our guarantors' other debt that could result in acceleration of such debt (if not otherwise accelerated due to our or our guarantors' insolvency or other proceeding).

Rights of holders of 2028 debentures in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        Applicable law requires that certain property acquired after the grant of a general security interest can only be perfected at the time such property is acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property that constitutes collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the 2028 debentures against third parties.

The lenders under our senior secured credit facilities have collateral that is not part of the 2028 Debenture Collateral and are entitled to remedies available to a secured lender, which gives them priority over holders of the 2028 debentures to the extent of such collateral.

        The 2028 debentures were unsecured when originally issued, but were granted security pursuant to the requirements of the negative pledge covenant contained in the 2028 debenture indenture as a result of our incurrence of secured indebtedness in the Transactions. The negative pledge covenant contained in the 2028 debenture indenture provides that the Company must secure the 2028 debentures equally and ratably if it creates, assumes or suffers to exist any lien on any Principal Property of the Company or any Restricted Subsidiary or shares of capital stock or indebtedness of any Subsidiary, or permits any Restricted Subsidiary to do so, subject to certain exceptions. Because the negative pledge covenant applies only to pledges of Principal Properties and capital stock or indebtedness of subsidiaries of the Company, the 2028 debentures do not share the senior secured credit facilities' lien over certain collateral (such as capital stock of the Company and our intellectual property, inventory and related accounts and cash) that does not fall within these categories. See "Description of the 2028 Debentures—Certain Covenants—Certain Definitions" for definitions of the capitalized terms used in this paragraph.

        The 2028 debentures are effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of assets securing such indebtedness that are not included in the 2028 Debenture Collateral. If we become insolvent or are liquidated, or if payment under the senior secured credit facilities or of any other secured indebtedness is accelerated, the lenders under our senior secured credit facilities and holders of other secured indebtedness (or an agent on their behalf) are entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior secured credit facilities or other senior debt). For example, the secured lenders could foreclose and sell those of our assets in which they have been granted a security interest to the exclusion of the holders of the 2028 debentures, even if an event of default exists under the 2028 debenture indenture at that time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the 2028 debentures.

We cannot assure you that an active trading market for the 2028 debentures exists or will develop.

        We do not intend to have the 2028 debentures listed on a national securities exchange or included in any automated quotation system. We cannot assure you as to the liquidity of markets that exists or may develop for the 2028 debentures, your ability to sell the 2028 debentures or the price at which you would be able to sell the 2028 debentures. The liquidity of any market for the 2028 debentures will depend upon the number of holders of the 2028 debentures, our performance, the market for similar securities, the interest of securities dealers in making a market in the 2028 debentures and other factors. If an active market is not maintained, the price and liquidity of the 2028 debentures may be adversely affected. Even if an active market were available, the 2028 debentures could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. Credit Suisse Securities (USA), LLC has informed us that it intends to make a market in the 2028 debentures, but it is not obligated to do so. Credit Suisse Securities (USA), LLC may discontinue any market making in the 2028 debentures at any time, in its sole discretion. As a result, any trading market for the 2028 debentures may not be liquid. You may not be able to sell your 2028 debentures at a particular time or at favorable prices or at all.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the 2028 debentures. We cannot assure holders of the 2028 debentures that the market, if any, for the 2028 debentures will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which the holders of the 2028 debentures may sell their 2028 debentures.

Risks Related to Our Business and Industry

The specialty retail industry is highly competitive.

        The specialty retail industry is highly competitive and fragmented. Competition is strong both to attract and sell to customers and to establish relationships with, and obtain merchandise from, key vendors.

        We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs and, in the case of Neiman Marcus and Bergdorf Goodman, store ambiance. In our Specialty Retail business, merchandise assortment is a critical competitive factor, and retail stores compete for exclusive, preferred and limited distribution arrangements with key designers. Many of our competitors are larger than we are and have greater financial resources than we do. In addition, certain designers from whom we source merchandise have established competing free-standing retail stores in the same vicinity as our stores. If we fail to successfully compete for customers or merchandise, our business will suffer.

We are dependent on our relationships with certain designers, vendors and other sources of merchandise.

        Our relationships with established and emerging designers are a key factor in our position as a retailer of high-fashion merchandise, and a substantial portion of our revenues is attributable to our sales of designer merchandise. Many of our key vendors limit the number of retail channels they use to sell their merchandise and competition among luxury retailers to obtain and sell these goods is intense. Our relationships with our designers have been a significant contributor to our past success. We have no guaranteed supply arrangements with our principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet our quality, style and volume requirements. Moreover, nearly all of the brands of our top designers are sold by competing retailers, and many of our top designers also have their own dedicated retail stores. If one or more of our top designers were to cease providing us with adequate supplies of merchandise or, conversely, were to increase sales of merchandise through its own stores or to the stores of our competitors, our business could be adversely affected. In addition, any decline in the popularity or quality of any of our designer brands could adversely affect our business.

If we significantly overestimate our sales, our profitability may be adversely affected.

        We make decisions regarding the purchase of our merchandise well in advance of the season in which it will be sold. For example, women's apparel, men's apparel and shoes are typically ordered six to nine months in advance of the products being offered for sale, while handbags, jewelry and other categories of merchandise are typically ordered three to six months in advance. If our sales during any season, particularly a peak season, are significantly lower than we expect for any reason, we may not be able to adjust our expenditures for inventory and other expenses in a timely fashion and may be left with a substantial amount of unsold inventory. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income. At the same time, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand. This may cause us to lose sales or harm our customer relationships.

Our failure to identify changes in consumer preferences or fashion trends may adversely affect our performance.

        Our success depends in large part on our ability to identify fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. If we fail to adequately match our product mix to prevailing customer tastes, we may be required to sell our merchandise at higher average markdown levels and lower average margins. Furthermore, the products we sell often require long lead times to order and must appeal to consumers whose preferences cannot be predicted with certainty and often change rapidly. Consequently, we must stay abreast of emerging lifestyle and consumer trends and anticipate trends and fashions that will appeal to our consumer base. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect our business.

Our business and performance may be affected by our ability to implement our store expansion and remodeling strategies.

        Based upon our expansion strategy, we expect that planned new stores will add over 740,000 square feet of new store space over approximately the next four years, representing an almost 14% increase above the current aggregate square footage of our full-line Neiman Marcus and Bergdorf Goodman stores, and that our store remodeling program will add additional new store space from remodels that are already underway. New store openings involve certain risks, including:

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  constructing, furnishing and supplying a store in a timely and cost effective manner;

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  accurately assessing the demographic or retail environment at a given location, hiring and training quality staff;

  •
  obtaining necessary permits and zoning approvals, obtaining commitments from a core group of vendors to supply the new store;

  •
  integrating the new store into our distribution network; and

  •
  building customer awareness and loyalty.

        In undertaking store remodels, we must complete the remodel in a timely, cost effective manner, minimize disruptions to our existing operations, and succeed in creating an improved shopping environment. If we fail to execute on these or other aspects of our store expansion and remodeling strategy, we could suffer harm to our sales, an increase in costs and expenses and an adverse effect on our business.

Acts of terrorism could adversely affect our business.

        The economic downturn that followed the terrorist attacks of September 11, 2001 had a material adverse effect on our business. Any further acts of terrorism or other future conflict may disrupt commerce and undermine consumer confidence, cause a downturn in the economy generally, cause consumer spending or shopping center traffic to decline or reduce the desire of our customers to make discretionary purchases. Any of the foregoing factors could negatively impact our sales revenue, particularly in the case of any terrorist attack targeting retail space, such as a shopping center.

Furthermore, an act of terrorism or war, or the threat thereof, could negatively impact our business by interfering with our ability to obtain merchandise from foreign manufacturers. Any future inability to obtain merchandise from our foreign manufacturers or to substitute other manufacturers, at similar costs and in a timely manner, could adversely affect our business.

Deterioration in economic conditions could adversely affect our business.

        The merchandise we sell consists in large part of luxury retail goods. The purchase of these goods by customers is discretionary, and therefore highly dependent upon the level of consumer spending, particularly among affluent customers. Accordingly, sales of these products may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects or a decline in consumer confidence. An economic downturn in the United States generally or in any of the geographic areas in which we have stores, particularly in Texas, California, Florida and the New York City metropolitan area, from which we derive a significant portion of our revenues, could have a material adverse effect on our business and results of operations.

The loss of any of our senior management team or attrition among our buyers or key sales associates could adversely affect our business.

        Our success in the specialty retail industry will continue to depend to a significant extent on our senior management team, buyers and key sales associates. We rely on the experience of our senior management, who have specific knowledge relating to us and our industry that would be difficult to replace. If we were to lose a portion of our buyers or key sales associates, our ability to benefit from long-standing relationships with key vendors or to provide relationship-based customer service may suffer. We cannot assure you that we will be able to retain our current senior management team, buyers or key sales associates. The loss of any of these individuals could adversely affect our business.

Inflation may adversely affect our business operations in the future.

        In recent years, we have experienced certain inflationary conditions in our cost base due primarily to changes in foreign currency exchange rates that have reduced the purchasing power of the U.S. dollar and increases in selling, general and administrative expenses, particularly with regard to employee benefits. Inflation can harm our margins and profitability if we are unable to increase prices or cut costs enough to offset the effects of inflation in our cost base. If inflation in these or other costs worsens, we cannot assure you that our attempts to offset the effects of inflation and cost increases through control of expenses, passing cost increases on to customers or any other method will be successful. Any future inflation could adversely affect our profitability and our business.

Failure to maintain competitive terms under our loyalty programs could adversely affect our business.

        We maintain loyalty programs that are designed to cultivate long-term relationships with our customers and enhance the quality of service we provide to our customers. We must constantly monitor and update the terms of our loyalty programs so that they continue to meet the demands and needs of our customers and remain competitive with loyalty programs offered by other high-end specialty retailers. Given that approximately 46% of our revenues at Neiman Marcus stores in calendar year 2005 were generated by our InCircle loyalty program members, our failure to continue to provide quality service and competitive loyalty programs to our customers through the InCircle loyalty program could adversely affect our business.

Changes in our credit card arrangements, applicable regulations and consumer credit patterns could adversely impact our ability to facilitate the provision of consumer credit to our customers and adversely affect our business.

        We maintain a proprietary credit card program through which credit is extended to customers under the "Neiman Marcus" and "Bergdorf Goodman" names. Because a majority of our revenues were transacted through our proprietary credit cards, changes in our proprietary credit card arrangement that adversely impact our ability to facilitate the provision of consumer credit may adversely affect our performance. In July 2005, we sold our approximately three million private label credit card accounts and related assets, as well as the outstanding balances associated with such accounts. See "The Credit Card Sale." Initially, we will continue to handle key customer service functions, including new account processing, most transaction authorization, billing adjustments, collection services and customer inquiries. As part of this transaction, we are changing, and will continue to change, the terms of credit offered to our customers following the Credit Card Sale. In addition, the purchaser of our credit card business will have discretion over certain policies and arrangements with credit card customers and may change these policies and arrangements in ways that affect our relationship with these customers. Any such changes in our credit card arrangements may adversely affect our credit card program and ultimately, our business.

        Credit card operations are subject to numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. The purchaser of our credit card business is subject to regulations to which we were not subject prior to the Credit Card Sale. Any effect of these regulations or change in the regulation of credit arrangements that would materially limit the availability of credit to our customer base could adversely affect our business. In addition, changes in credit card use, payment patterns, and default rates may result from a variety of economic, legal, social, and other factors that we cannot control or predict with certainty.

Our business can be affected by extreme or unseasonable weather conditions.

        Extreme weather conditions in the areas in which our stores are located could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions would adversely affect our business.

We are subject to numerous regulations that could affect our operations.

        We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could adversely affect our business.

Our revenues and cash requirements are affected by the seasonal nature of our business.

        The specialty retail industry is seasonal in nature, with a higher level of sales typically generated in the fall and holiday selling seasons. We have in the past experienced significant fluctuation in our revenues from quarter to quarter with a disproportionate amount of our revenues falling in our second fiscal quarter, which coincides with the holiday season. In addition, we incur significant additional expenses in the period leading up to the months of November and December in anticipation of higher sales volume in those periods, including for additional inventory, advertising and employees.

Our business is affected by foreign currency fluctuations.

        We purchase a substantial portion of our inventory from foreign suppliers whose cost to us is affected by the fluctuation of their local currency against the dollar or who price their merchandise in currencies other than the dollar. Accordingly, changes in the value of the dollar relative to foreign currencies may increase our cost of goods sold and, if we are unable to pass such cost increases on to our customers, decrease our gross margins and ultimately our earnings. Fluctuations in the Euro-dollar exchange rate affect us most significantly; however, we source goods from numerous countries and thus are affected by changes in numerous currencies and, generally, by fluctuations in the U.S. dollar relative to such currencies. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, foreign currency fluctuations may have a material adverse effect on our business, financial condition and results of operations.

Conditions in, and the United States' relationship with, the countries where we source our merchandise could affect our sales.

        A substantial majority of our merchandise is manufactured overseas, mostly in Europe. As a result, political instability or other events resulting in the disruption of trade from other countries or the imposition of additional regulations relating to or duties upon imports could cause significant delays or interruptions in the supply of our merchandise or increase our costs, either of which could have a material adverse effect on our business. If we are forced to source merchandise from other countries, those goods may be more expensive or of a different or inferior quality from the ones we now sell. The importance to us of our existing designer relationships could present additional difficulties, as it may not be possible to source merchandise from a given designer from alternative jurisdictions. If we were unable to adequately replace the merchandise we currently source with merchandise produced elsewhere, our business could be adversely affected.

Significant increases in costs associated with the production of catalogs and other promotional material may adversely affect our operating income.

        We advertise and promote in-store events, new merchandise and fashion trends through print catalogs and other promotional materials mailed on a targeted basis to our customers. Significant increases in paper, printing and postage costs could affect the cost of producing these materials and as a result, may adversely affect our operating income.

We are indirectly owned and controlled by the Sponsors, and their interests as equity holders may conflict with yours as a creditor.

        We are indirectly owned and controlled by the Sponsors and certain other equity investors, and the Sponsors have the ability to control our policies and operations. The interests of the Sponsors may not in all cases be aligned with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a note holder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to holders of our indebtedness. Furthermore, the Sponsors may in the future own businesses that directly or indirectly compete with us. One or more of the Sponsors also may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. For information concerning our arrangements with the Sponsors following the Transactions, see "Certain Relationships and Related Party Transactions."

If we are unable to enforce our intellectual property rights, or if we are accused of infringing on a third party's intellectual property rights, our net income may decline.

        We and our subsidiaries currently own our trademarks and service marks, including the "Neiman Marcus," "Bergdorf Goodman" and "Kate Spade" marks. Our trademarks and service marks are registered in the United States and in various foreign countries, primarily in Europe. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Moreover, we are unable to predict the effect that any future foreign or domestic intellectual property legislation or regulation may have on our existing or future business. The loss or reduction of any of our significant proprietary rights could have an adverse effect on our business.

        Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of their trademark or other proprietary rights, whether or not the claims have merit. Claims like these may be time consuming and expensive to defend and could result in our being required to cease using the trademark or other rights and selling the allegedly infringing products. This might have an adverse affect on our sales and cause us to incur significant litigation costs and expenses.

Failure to successfully maintain and update information technology systems and enhance existing systems may adversely affect our business.

        To keep pace with changing technology, we must continuously provide for the design and implementation of new information technology systems as well as enhancements of our existing systems. Any failure to adequately maintain and update the information technology systems supporting our online operations, sales operations or inventory control could prevent our customers from purchasing merchandise on our websites or prevent us from processing and delivering merchandise, which could adversely affect our business.

Delays in receipt of merchandise in connection with either the manufacturing or shipment of such merchandise can affect our performance.

        Substantially all of our merchandise is delivered to us by our vendors as finished goods and is manufactured in numerous locations, including Europe and the United States and, to a lesser extent, China, Mexico and South America. Our vendors rely on third party carriers to deliver merchandise to our distribution facilities. In addition, our success depends on our ability efficiently to source and distribute merchandise to our Specialty Retail stores and Neiman Marcus Direct customers. Events such as U.S. or foreign labor strikes, natural disasters, work stoppages or boycotts affecting the manufacturing or transportation sectors could increase the cost or reduce the supply of merchandise available to us and could adversely affect our results of operations.

USE OF PROCEEDS

        This prospectus is being delivered in connection with the sale of 2028 debentures by Credit Suisse Securities (USA) LLC in market-making transactions. We will not receive any proceeds from such transactions.

CAPITALIZATION

        The following table sets forth the capitalization of Neiman Marcus, Inc. on a consolidated basis as of April 29, 2006. The information in this table should be read in conjunction with "The Transactions," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of April 29, 2006
(in millions)
Debt
Senior secured asset-based revolving credit facility(1)	$—
Senior secured term loan facility(2)	1,875.0
2028 debentures(3)	120.7
Senior notes(4)	700.0
Senior subordinated notes(5)	500.0
Other debt(6)	19.6

Total debt	3,215.3
Equity(7)	1,468.0

Total capitalization	$4,683.3

(1)
On the closing date of the Transactions, we entered into a new senior secured Asset-Based Revolving Credit Facility providing for up to $600.0 million of loans and letters of credit, subject to the borrowing base, with a maturity of five years. At the closing of the Transactions, we utilized $150.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $16.5 million for letters of credit. In the second quarter of fiscal year 2006, we repaid all loans under the Asset-Based Revolving Credit Facility. As of April 29, 2006, we had $573.2 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million and after giving effect to $26.8 million used for letters of credit. See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Seasonality."

(2)
On the closing date of the Transactions, we entered into a new senior secured term loan facility in an aggregate principal amount of $1,975.0 million, with a maturity of seven and one half years, the full amount of which was borrowed on the closing date. In the second quarter of fiscal year 2006, we repaid $100.0 million principal amount of the loans under the Senior Secured Term Loan Facility.

(3)
As of April 29, 2006, we had outstanding $125.0 million aggregate principal amount of 2028 debentures.

(4)
On the closing date of the Transactions, we issued $700.0 million aggregate original principal amount of 9%/9 3/4% Senior Notes under a senior indenture (Senior Indenture) with Wells Fargo Bank, National Association, as trustee.

(5)
On the closing date of the Transactions, we issued $500.0 million aggregate principal amount of 10 3/8% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee.

(6)
As of April 29, 2006, we had $19.6 million of other debt outstanding, primarily consisting of $11.4 million of outstanding borrowings under credit facilities by our Brand Development Companies, one of which was sold on July 27, 2006, and $8.2 million of capital lease obligations (of which $4.5 million is included in other long-term liabilities).

(7)
As of April 29, 2006, Neiman Marcus, Inc. had outstanding 1,012,264 shares of common stock, par value $0.01 per share.

THE TRANSACTIONS

        Neiman Marcus, Inc., our Parent, acquired The Neiman Marcus Group, Inc. on October 6, 2005 through a reverse subsidiary merger with Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of our Parent. Our Parent was formed for purposes of the acquisition by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC, which we refer to as the "Sponsors." The acquisition was accomplished through the merger of Newton Acquisition Merger Sub, Inc. with and into The Neiman Marcus Group, Inc., with The Neiman Marcus Group, Inc. being the surviving company. Subsequent to the acquisition, we are a subsidiary of our Parent, which is controlled by Newton Holding, LLC, an entity controlled by the Sponsors and their co-investors.

        The Sponsors financed the purchase of the Company and the concurrent redemption of our 6.65% senior notes due 2008, which we refer to as the 2008 notes, through:

  •
  application of the proceeds from the offering of the senior notes and the senior subordinated notes

  •
  initial borrowings under our senior secured asset-based revolving credit facility and our senior secured term loan facility,

  •
  equity investments funded by direct and indirect equity investments from the Investors; and

  •
  cash on hand at the Company.

        Immediately following the merger, The Neiman Marcus Group, Inc. became a wholly-owned subsidiary of Neiman Marcus, Inc. Pursuant to the LLC Agreement (as defined below under "Certain Relationships and Related Party Transactions—Newton Holding, LLC Limited Liability Company Operating Agreement") the Sponsors and certain other Investors, including one that is affiliated with Credit Suisse Securities (USA) LLC, are entitled to nominate the members of our board of directors. See "Management—Directors and Executive Officers."

        The acquisition was completed on October 6, 2005 and occurred simultaneously with:

  •
  the closing of the offering of our senior notes and our senior subordinated notes;

  •
  the closing of our new senior secured asset-based revolving credit facility;

  •
  the closing of our new senior secured term loan facility;

  •
  the call for redemption of, the deposit into a segregated account of the estimated amount of the redemption payment related to, and the ratable provision of security pursuant to the terms thereof for, the 2008 notes;

  •
  the ratable provision of security for the 2028 debentures pursuant to the terms thereof;

  •
  the termination of our existing $350 million unsecured revolving credit facility; and

  •
  the equity investments described above.

        We refer to these transactions, including the merger and our payment of any costs related to these transactions and certain related transactions as the "Transactions." See "Description of Other Indebtedness" for a description of our senior secured credit facilities.

        In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." In addition, the purchase price paid in connection with the acquisition has been allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, our successor financial statements subsequent to the Transactions are not comparable to our predecessor financial statements.

THE CREDIT CARD SALE

        On July 7, 2005, HSBC Bank Nevada, National Association ("HSBC") purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts (we refer to this transaction in this prospectus as the "Credit Card Sale"). The total purchase price was approximately $647 million, consisting of approximately $534 million in net cash proceeds and the assumption of approximately $113 million of outstanding debt under our previous revolving credit card securitization facility (the "Credit Card Facility"). We recognized a gain of $6.2 million in connection with the sale of our credit card portfolio to HSBC in the fourth quarter of fiscal year 2005. You can find unaudited pro forma condensed consolidated statements of earnings giving effect, among other things, to the Credit Card Sale as if it had occurred on August 1, 2004 in this prospectus under the heading "Unaudited Pro Forma Condensed Consolidated Financial Statements."

        As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit cards and non-card payment plans bearing our brands and we receive from HSBC ongoing payments related to credit card sales and compensation for marketing and servicing activities ("HSBC Program Income"). In addition, we continue to handle key customer service functions. As part of this transaction, we have changed, and will continue to change, the terms of credit offered to our customers following the Credit Card Sale. In addition, HSBC will have discretion over certain policies and arrangements with credit card customers and may change these policies and arrangements in ways that affect our relationship with these customers. Any such changes in our credit card arrangements may adversely affect our credit card program and ultimately, our business.

        In the future, the HSBC Program Income may be either decreased based upon the level of future services we provide to HSBC or increased based upon contemplated changes, which are currently being undertaken by us and HSBC, to our historical credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

The Purchase, Sale and Servicing Transfer Agreement

        Under the purchase, sale and servicing transfer agreement, which we refer to as the Purchase Agreement, governing the Credit Card Sale:

  •
  we have sold HSBC our private label Neiman Marcus and Bergdorf Goodman credit card accounts, non-card payment plans, interests in the securitization arrangements relating to the receivables arising under those accounts and certain related assets and

  •
  HSBC, or its designees, have assumed the related obligations under those accounts, including our and our subsidiaries' obligations under prior securitization arrangements.

The Credit Card Program Agreement

        Our long-term marketing and servicing alliance with HSBC is governed by a credit card program agreement having an initial term of five years and renewable for three year terms. Under the program agreement, HSBC, or its designee, will offer private label Neiman Marcus and Bergdorf Goodman credit cards and non-card payment plans and, in accordance with the terms of the program agreement, may issue in the future dual-line, card-association branded credit cards. We refer to this arrangement with HSBC as the program.

        We have agreed that, other than through the program or pursuant to certain limited exceptions in the program agreement, we will not offer or market in the United States a private label credit card, a co-branded credit card or a non-card payment plan. We have also agreed to limitations, on our ability to accept credit cards, other than program credit cards and other cards currently accepted, in certain of our retail store lines.

        A management committee consisting of eight members (four nominated by us and four nominated by HSBC) has been established to oversee the program. Initial operating procedures of the program will be those employed by us prior to the effective date of the program and changes to those procedures will only be made upon review by the management committee in accordance with the program agreement.

        We and HSBC will jointly market the program in accordance with the terms of the program agreement. HSBC will contribute money to a marketing fund to be used in our discretion and also to a joint marketing fund to be used in accordance with a mutually agreed upon marketing plan and as directed by the management committee.

        We and HSBC have also entered into a servicing agreement, under which we are appointed to service the accounts and cardholder indebtedness on behalf of HSBC. We have transferred certain servicing functions and may elect to transfer additional servicing functions to HSBC, in which case HSBC will be required to perform the services under the program agreement.

        Under the program agreement, HSBC has agreed to pay us a daily program fee, equal to a percentage of purchases under all accounts linked to a Neiman Marcus Group credit card used solely for the purpose of purchasing our products and services ("private label accounts") and all revolving credit payment plans or retail installment sale arrangements not associated with a credit card ("non-card payment plans"). The daily program fee will increase if certain changes, which are currently being undertaken by the Company and HSBC, are made to our historical credit card program. These changes relate to, among other things, the interest rates applicable to unpaid balances and the assessment of late fees. In addition, we are paid a daily servicing fee applicable to all private label accounts and non-card payment plans, for the on-going credit services we perform. The daily servicing fee will be decreased if and when HSBC assumes additional servicing responsibilities under the program agreement.

        The program agreement contains certain early termination rights held by each party, including termination rights upon default of the other party or upon other specified retail events. If the program agreement is terminated by either party for any reason, we will have the right to purchase, or to arrange for another purchaser to purchase, the program assets, including the accounts and cardholder indebtedness, from HSBC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We prepared the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to our historical audited consolidated statement of earnings for the fiscal year ended July 30, 2005 and the interim unaudited condensed consolidated statements of earnings for the thirty-nine week periods ended April 29, 2006 and April 30, 2005 and our historical unaudited condensed consolidated balance sheet as of April 29, 2006 appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of earnings give effect to the following transactions as if each had occurred on August 1, 2004:

  •
  the disposition of Gurwitch Products, L.L.C. (Gurwitch Disposition), which was completed on July 27, 2006,

  •
  the Transactions (which were completed on October 6, 2005) and the redemption of our 2008 notes (which occurred on November 7, 2005),

  •
  the Credit Card Sale, which was completed on July 7, 2005, and

  •
  the Chef's Catalog Disposition, which was completed on November 8, 2004.

        The unaudited pro forma condensed consolidated balance sheet gives effect to the Gurwitch Disposition as if it had occurred on April 29, 2006. The impact of the Transactions, the Credit Card Sale and the Chef's Catalog Disposition are reflected in the historical unaudited condensed consolidated balance sheet at April 29, 2006, as these transactions were completed prior to that date.

        The merger is accounted for using purchase accounting. Under the purchase method of accounting, the total consideration paid is allocated to the Company's tangible and intangible assets and liabilities based on their estimated fair values as of the date of the Transactions.

        We based the unaudited pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information. The preliminary allocation of the purchase price to the assets acquired and liabilities assumed used in the preparation of the unaudited pro forma condensed consolidated statements of earnings, as well as the unaudited condensed consolidated balance sheet as of April 29, 2006, appearing elsewhere herein, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information and assumptions and will be revised as additional information becomes available. The final adjustments will depend on a number of factors, including the finalization of asset valuations. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

        We are providing the unaudited pro forma condensed consolidated financial statements for informational purposes only. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the Gurwitch Disposition, the Transactions, the Credit Card Sale and the Chef's Catalog Disposition actually occurred on the dates assumed, nor do they purport to project our results of operations for any future period or as of any future date. You should read the unaudited pro forma condensed consolidated financial information in conjunction with "Capitalization," "The Transactions," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

NEIMAN MARCUS, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
April 29, 2006

	Historical	Gurwitch Disposition		Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$108,982	$40,491	(1)	$149,473
Accounts receivable, net of allowance	56,744	(12,766	)(2)	43,978
Merchandise inventories	854,979	(12,000	)(2)	842,979
Other current assets	64,700	(344	)(2)	64,356

Total current assets	1,085,405	15,381		1,100,786

Property and equipment, net	1,045,184	(5,008	)(2)	1,040,176
Customer lists	554,650	(4,029	)(2)	550,621
Favorable lease commitments	469,591	—		469,591
Tradenames	1,691,155	(6,471	)(2)	1,684,684
Goodwill	1,681,021	(26,631	)(2)	1,654,390
Debt issuance costs	101,034	—		101,034
Other assets	31,974	(52	)(2)	31,922

Total assets	$6,660,014	$(26,810)		$6,633,204

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$251,444	$(3,080	)(2)	$248,364
Accrued liabilities	389,756	6,294	(2)	396,050
Notes payable and current maturities of long-term liabilities	15,129	(5,000	)(2)	10,129

Total current liabilities	656,329	(1,786)		654,543

Long-term liabilities
Senior secured term loan facility	1,875,000	—		1,875,000
Senior debentures due 2028	120,663	—		120,663
Senior notes	700,000	—		700,000
Senior subordinated notes	500,000	—		500,000
Deferred real estate credits	11,099	—		11,099
Deferred income taxes	1,129,899	(4,117	)(2)	1,125,782
Other long-term liabilities	186,169	—		186,169

Total long-term liabilities	4,522,830	(4,117)		4,518,713

Minority interest	12,810	(5,828	)(2)	6,982
Common stock	10	—		10
Additional paid-in capital	1,473,129	—		1,473,129
Carryover basis adjustment for management shareholders	(69,200)	—		(69,200)
Accumulated other comprehensive income	9,666	—		9,666
Retained earnings	54,440	(15,079	)(3)	39,361

Total shareholders' equity	1,468,045	(15,079)		1,452,966

Total liabilities and shareholders' equity	$6,660,014	$(26,810)		$6,633,204

NEIMAN MARCUS, INC.
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)
Reflects estimated pretax net cash proceeds from the sale of our 51% majority interest in Gurwitch Products, L.L.C. of approximately $40.8 million, net of cash held at Gurwitch Products, L.L.C.

(2)
To eliminate the assets and liabilities of Gurwitch Products, L.L.C. in connection with the Gurwitch Disposition. The net assets of Gurwitch Products, L.L.C. were sold for their net carrying value (after purchase accounting adjustments made in connection with the Transactions to state such assets at fair value).

(3)
To reflect 1) the expense, net of tax, related to the accelerated vesting of the Gurwitch Products, L.L.C. phantom equity-based compensation awards and 2) tax expense payable by Neiman Marcus, Inc. on the excess of the tax over book gain realized in connection with the Gurwitch Disposition.

THE NEIMAN MARCUS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Earnings
For the Fiscal Year Ended July 30, 2005

		Chef's Catalog Disposition			Credit Card Sale			Transactions			Gurwitch Disposition
	Historical	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma
	(dollars in thousands)
Revenues	$3,821,924	$(13,929	)(1)	$3,807,995	$—		$3,807,995	$—		$3,807,995	$(47,126	)(9)	$3,760,869
Cost of goods sold including buying and occupancy costs (excluding depreciation)	2,390,584	(10,206	)(1)	2,380,378	—		2,380,378	44,422	(3)	2,424,800	(301	)(9)	2,424,499
Selling, general and administrative expenses (excluding depreciation)(7)	974,593	(4,746	)(1)	969,847	—		969,847	3,075	(4)	972,922	(43,092	)(9)	929,830
Income from credit card operations, net	(71,644)			(71,644)	15,591	(2)	(56,053)			(56,053)			(56,053)
Depreciation expense	107,687	(129	)(1)	107,558			107,558	4,581	(5)	112,139	(1,341	)(9)	110,798
Amortization of intangible assets	—	—		—	—		—	54,867	(6)	54,867	(207	) (9)	54,660
Amortization of favorable lease commitments	—	—		—	—		—	18,007	(6)	18,007	—		18,007
Gain on sale of credit card assets	(6,170)			(6,170)	6,170	(2)	—	—		—			—
Loss on disposition of Chef's Catalog	15,348	(15,348	)(1)	—	—		—	—		—			—

Operating earnings	411,526	16,500		428,026	(21,761)		406,265	(124,952)		281,313	(2,185)		279,128
Interest expense	12,378	—		12,378	(5,243	)(2)	7,135	224,975	(8)	232,110	(76	)(9)	232,034

Earnings before income taxes and minority interest	399,148	16,500		415,648	(16,518)		399,130	(349,927)		49,203	(2,109)		47,094
Income taxes	146,487	6,468	(10)	152,955	(6,475	)(10)	146,480	(137,172	)(10)	9,308	(827	)(10)	8,481

Earnings before minority interests	252,661	10,032		262,693	(10,043)		252,650	(212,755)		39,895	(1,282)		38,613
Minority interest in net earnings of subsidiaries	(3,837)	—		(3,837)	—		(3,837)	—		(3,837)	730	(9)	(3,107)

Net earnings	$248,824	$10,032		$258,856	$(10,043)		$248,813	$(212,755)		$36,058	$(552)		$35,506

Other Financial Data:
Ratio of earnings to fixed charges													1.2x(11)

NEIMAN MARCUS, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Earnings
For the Thirty-Nine Weeks Ended April 29, 2006

		Credit Card Sale			Transactions			Gurwitch Disposition
	Historical	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma
	(dollars in thousands)
Revenues	$3,234,863	$—		$3,234,863	$—		$3,234,863	$(44,724	)(9)	$3,190,139
Cost of goods sold including buying and occupancy costs (excluding depreciation)	2,012,954	—		2,012,954	(38,858	)(3)	1,974,096	(3,927	)(9)	1,970,169
Selling, general and administrative expenses (excluding depreciation)	792,825	—		792,825	—	(4)	792,825	(37,714	)(9)	755,111
Income from credit card operations, net	(43,712)	(1,868	)(2)	(45,580)	—		(45,580)	—		(45,580)
Depreciation expense	97,937			97,937	794	(5)	98,731	(1,163	)(9)	97,568
Amortization of intangible assets	31,652	—		31,652	9,496	(6)	41,148	(156	)(9)	40,992
Amortization of favorable lease commitments	10,389	—		10,389	3,117	(6)	13,506	—		13,506
Transaction and other costs(7)	23,544	—		23,544	—		23,544	—		23,544

Operating earnings	309,274	1,868		311,142	25,451		336,593	(1,764)		334,829
Interest expense	149,760	—		149,760	44,417	(8)	194,177	(144	)(9)	194,033

Earnings before income taxes and minority interest	159,514	1,868		161,382	(18,966)		142,416	(1,620)		140,796
Income taxes	60,398	736	(10)	61,134	(7,473	)(10)	53,661	(638	)(10)	53,023

Earnings before minority interests	99,116	1,132		100,248	(11,493)		88,755	(982)		87,773
Minority interest in net earnings of subsidiaries	(522)	—		(522)	—		(522)	558	(9)	36

Net earnings	$98,594	$1,132		$99,726	$(11,493)		$88,233	$(424)		$87,809

Other Financial Data:
Ratio of earnings to fixed charges										1.6x(11)

THE NEIMAN MARCUS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Earnings
For the Thirty-Nine Weeks Ended April 30, 2005

		Chef's Catalog Disposition			Credit Card Sale			Transactions			Gurwitch Disposition
	Historical	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma Subtotal	Adjustments		Pro Forma
	(dollars in thousands)
Revenues	$2,970,533	$(13,929	)(1)	$2,956,604	$—		$2,956,604	$—		$2,956,604	$(35,491	)(9)	$2,921,113
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,816,602	(10,206	)(1)	1,806,396	—		1,806,396	40,683	(3)	1,847,079	145	(9)	1,847,224
Selling, general and administrative expenses (excluding depreciation)	747,432	(4,746	)(1)	742,686	—		742,686	2,536	(4)	745,222	(32,722	)(9)	712,500
Income from credit card operations, net	(52,414)	—		(52,414)	8,544	(2)	(43,870)	—		(43,870)	—		(43,870)
Depreciation expense	79,338	(129	)(1)	79,209			79,209	3,436	(5)	82,645	(1,020	)(9)	81,625
Amortization of intangible assets	—	—		—	—		—	41,149	(6)	41,149	(156	)(9)	40,993
Amortization of favorable lease commitments	—	—		—	—		—	13,505	(6)	13,505	—		13,505
Loss on disposition of Chef's Catalog	15,348	(15,348	)(1)	—	—		—	—		—	—		—

Operating earnings	364,227	16,500		380,727	(8,544)		372,183	(101,309)		270,874	(1,738)		269,136
Interest expense	10,948	—		10,948	(4,109	)(2)	6,839	165,693	(8)	172,532	(74	)(9)	172,458

Earnings before income taxes and minority interest	353,279	16,500		369,779	(4,435)		365,344	(267,002)		98,342	(1,664)		96,678
Income taxes	136,014	6,468	(9)	142,482	(1,739	)(9)	140,743	(104,665	)(9)	36,078	(652	)(10)	35,426

Earnings before minority interests	217,265	10,032		227,297	(2,696)		224,601	(162,337)		62,264	(1,012)		61,252
Minority interest in net earnings of subsidiaries	(2,787)	—		(2,787)	—		(2,787)	—		(2,787)	572	(9)	(2,215)

Net earnings	$214,478	$10,032		$224,510	$(2,696)		$221,814	$(162,337)		$59,477	$(440)		$59,037

Other Financial Data:
Ratio of earnings to fixed charges													1.5x(11)

THE NEIMAN MARCUS GROUP, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Earnings

(tables present dollars in millions)

(1)
To give pro forma effect to the Chef's Catalog Disposition as if it had occurred on August 1, 2004 as follows:

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 30, 2005
Eliminate historical results of operations:
Revenues	$13.9	$13.9
Cost of goods sold including buying and occupancy costs	10.2	10.2
Selling, general and administrative expenses	4.7	4.7
Depreciation expense	0.1	0.1
Eliminate loss on disposition of Chef's Catalog	15.3	15.3

        The pro forma adjustments relate to 1) the direct revenue stream of the Chef's Catalog brand, 2) direct product costs related to items sold through Chef's Catalog (included in costs of goods sold) and 3) other direct expenses associated with the Chef's Catalog brand, primarily the costs of print catalogs circulated under the Chef's Catalog name (included in selling, general and administrative expenses). Other operating costs of the Chef's Catalog brand were not eliminated as a part of the sale and were not removed from the unaudited pro forma presentation as these costs were not clearly distinguishable as costs of the Chef's Catalog brand.

(2)
To give pro forma effect to the Credit Card Sale as if it had occurred on August 1, 2004 as follows:

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Adjustment to income from credit card operations, net:
Eliminate net finance charge income generated by credit card portfolio	$75.4	$—	$52.4
Pro forma HSBC Program Income earned by Company(a):
Income at initial contractual rate	(42.0)	(34.2)	(32.9)
Net increase for program changes(b)	(14.0)	(11.4)	(11.0)

Pro forma HSBC Program Income earned by Company	(56.0)	(45.6)	(43.9)
Decrease (increase) to earnings	19.4	(45.6)	8.5
Less: amount reflected in historical statements of earnings	(3.8)	43.7	—

Pro forma adjustment to decrease (increase) income from credit card operations, net	$15.6	$(1.9)	$8.5

Eliminate gain of sale of credit card assets	$6.2	—	—
Eliminate interest expense on Credit Card Facility	$(5.2)	—	$(4.1)

(a)
The compensation we receive pursuant to the marketing and servicing agreement with HSBC ("HSBC Program Income") consists of a servicing fee for the on-going credit services we perform and a program fee based on credit sales generated.

(b)
Since the inception of the marketing and servicing agreement with HSBC, the HSBC Program Income has been:

•
decreased based upon the reduction in the level of services we provide to HSBC; and

•
increased based upon changes to our historical credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

        For purposes of preparing the unaudited pro forma condensed consolidated statements of earnings, we have recognized HSBC Program Income at the rate we expect to receive based upon changes to the proprietary credit card program implemented by HSBC and the Company after the closing of the Credit Card Sale and on or prior to March 31, 2006.

(3)
To give effect to the following changes in costs of goods sold including buying and occupancy costs (excluding depreciation):

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Reflect non-cash charges related to step-up in carrying value of inventory(a)	$39.6	$—	$39.6
Eliminate amortization of deferred real estate credits prior to the Transactions(b)	4.8	3.6	1.1

Decrease to earnings	44.4	3.6	40.7
Less: amount reflected in historical statements of earnings	—	(42.5)	—

Pro forma increase (decrease) in costs of goods sold	$44.4	$(38.9)	$40.7

(a)
In connection with purchase accounting, the carrying value of the acquired inventories was increased by $39.6 million to state the inventories at their estimated fair value at the acquisition date. The step-up in the carrying value of the acquired inventories was charged to cost of goods sold upon sale of the acquired inventories subsequent to the Transactions.

(b)
We receive allowances from developers related to the construction of our stores. We record these allowances as deferred real estate credits which are amortized to reduce rent expense on a straight-line basis over the applicable lease term. In connection with purchase accounting, the deferred real estate credits at the acquisition date were eliminated. As a result, the historical amortization of the pre-acquisition deferred lease credits has been eliminated in the preparation of the unaudited pro forma statements of earnings.

(4)
To give effect to the following changes in selling, general and administrative expenses (excluding depreciation):

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Reflect payment of management fees to Sponsors	$9.5	$1.7	$7.4
Reduction in expenses related to long-term benefit plans(a)	(6.4)	(1.7)	(4.9)

Pro forma increase in expenses	$3.1	$—	$2.5

(a)
Prior to the Transactions, a portion of our historical selling, general and administrative expenses represented the amortization of previously unrecognized actuarial losses over future years as permitted by U.S. generally accepted accounting principles. In connection with the allocation of the purchase price paid to the Company's assets and liabilities, our obligations related to our other long-term benefit plans were adjusted to fair value, thereby eliminating the amortization of the previously unrecognized losses as of the acquisition date.

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS No. 123R). This standard is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and its related implementation guidance. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We adopted SFAS No. 123R as of the beginning of our first quarter of fiscal 2006 using the modified prospective method, which requires companies to record stock compensation for all unvested and new awards as of the adoption date. Prior to the adoption of the provisions of SFAS No. 123R, we accounted for stock-based compensation in accordance with APB No. 25.

        Compensation expense recorded with respect to Predecessor restricted stock awards, measured in accordance with the provisions of APB No. 25, was $5.0 million in fiscal year 2005, $0.9 million in the thirty-nine weeks ended April 29, 2006 and $3.6 million in the thirty-nine weeks ended April 30, 2005.

        As to the Successor equity-based awards granted subsequent to the Transactions, the estimated annual compensation expense, as measured in accordance with the provisions of SFAS No. 123R, is approximately $9.4 million (of which $2.5 million was recorded in the thirty-nine weeks ended April 29, 2006).

(5)
To reflect the increase in depreciation resulting from recording our property and equipment at fair value pursuant to purchase accounting. We computed depreciation expense on a pro forma basis, consistent with our historical accounting policies, principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over five to 30 years, while fixtures and equipment are depreciated over three to 15 years. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Costs of internally developed computer software are amortized over three to ten years.

(6)
To reflect the amortization associated with intangible assets recorded pursuant to the purchase method of accounting as follows:

	Amortization Period	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Goodwill	Indefinite life	—	—	—
Tradenames	Indefinite life	—	—	—
Customer lists and other relationship-based intangibles assets	5 to 26 years	$54.9	$41.1	$41.1
Favorable lease commitments	2 to 49 years	18.0	13.5	13.5

		72.9	54.6	54.6
Less: amount reflected in historical statements of earnings		—	(42.0)	—

Pro forma adjustment to amortization expense		$72.9	$12.6	$54.6

        Both goodwill and tradenames are indefinite-lived intangible assets. As a result, goodwill and tradenames will not be amortized but will be evaluated for impairment at least annually.

        These unaudited pro forma condensed consolidated financial statements of earnings reflect our preliminary allocation of the purchase price to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in a different allocation for tangible and intangible assets than that presented in these unaudited pro forma condensed consolidated statements of earnings. An increase or decrease in the amount of purchase price allocated to amortizable assets would impact the amount of annual amortization expense. Identifiable intangible assets have been amortized on a straight-line basis in the unaudited pro forma condensed consolidated statements of earnings. The following table shows the decrease to pro forma operating earnings for every $100.0 million of purchase price allocated to amortizable intangibles at a range of weighted-average useful lives:

Weighted Average Life	Decrease to pro forma earnings
Four years	$(25.0)
Six years	(16.7)
Eight years	(12.5)
Ten years	(10.0)
Twelve years	(8.3)

        The estimated weighted average life of our customer lists and other relationship-based intangibles and favorable lease commitments is approximately 15 years. The following table shows the (decrease) increase in pro forma operating earnings based on different estimated lives:

Weighted Average Life	(Decrease) increase in pro forma earnings
10 years	$(33.8)
12 years	(16.0)
18 years	13.6
20 years	19.6
(7)
During fiscal year 2005, we expensed costs aggregating $6.7 million, consisting primarily of legal and consulting fees, incurred in connection with the Transactions. These costs are included in selling, general and administrative expenses.

        During the thirty-nine weeks ended April 29, 2006, we expensed costs consisting of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and $19.0 million of non-cash stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock.

(8)
To reflect interest expense resulting from our new debt structure upon completion of the Transactions (using an applicable weighted-average three-month LIBOR rate):

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Senior secured asset-based revolving credit facility(a)	$4.0	$2.5	$3.3
Senior secured term loan facility(b)	101.4	99.8	72.4
2028 debentures	8.9	6.7	6.7
Senior notes(c)	63.0	47.3	47.3
Senior subordinated notes(d)	51.9	38.9	38.9

Total cash interest expense(e)	229.2	195.2	168.6
Amortization of capitalized debt issuance costs(f)	14.0	10.5	10.5
Accretion of discount on existing 2028 debentures to fair value	0.2	0.1	0.1
Elimination of interest on 2008 notes(g)	(9.1)	(2.1)	(6.4)
Elimination of interest on deferred obligations extinguished in connection with the Transactions	(0.4)	(0.1)	(0.4)

	233.9	203.6	172.4
Less: amount reflected in historical statements of earnings	(8.9)	(159.2)	(6.7)

Pro forma adjustment to interest expense	$225.0	$44.4	$165.7

(a)
The $600 million senior secured asset-based revolving credit facility, which bears interest at a rate equal to an applicable margin, at our option, over either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate for the interest period relevant to such borrowing adjusted for certain additional costs. For purposes of preparing the unaudited pro forma condensed consolidated statements of earnings, we have assumed:

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Weighted average outstanding borrowings	$50 million	$50 million	$67 million
Effective interest rate on borrowings (three-month LIBOR plus 1.75%)	4.03%	6.02%	4.03%
Weighted average available unused balance	$550 million	$550 million	$533 million
Commitment fee rate on unused balance	.375%	.375%	.375%
(b)
Reflects interest on the senior secured term loan facility that bears at a rate equal to an applicable margin, at our option, over either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate for the interest period relevant to such borrowing adjusted for certain additional costs. For purposes of preparing the unaudited pro forma condensed consolidated statements of earnings, we have assumed:

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Weighted average outstanding borrowings	$1,975 million	$1,931 million	$1,975 million
Effective interest rate on borrowings (three-month LIBOR plus 2.5%)	5.13%	6.74%	4.89%

(c)
Reflects an interest rate of 9% on the senior notes (assuming all interest payments on the senior notes are made in cash).

(d)
Reflects an interest rate of 10 3/8% on the senior subordinated notes.

(e)
Each 0.125% increase in estimated interest rates would increase total pro forma annual interest expense for our senior secured asset-based revolving credit facility and our senior secured term loan facility by $2.7 million.

(f)
Represents amortization of debt issuance costs incurred in connection with the debt incurred and credit facilities consummated in connection with the Transactions.

(g)
Represents the elimination of historical interest expense on the 2008 notes redeemed after the closing of the Transactions and interest on certain other indebtedness extinguished at the closing of the Transactions.

(9)
To give pro forma effect to the Gurwitch Disposition as if it had occurred on August 1, 2004 as follows:

	Year Ended July 30, 2005	Thirty-Nine Weeks Ended April 29, 2006	Thirty-Nine Weeks Ended April 30, 2005
Eliminate historical results of operations, net of intercompany transactions:
Revenues	$(47.1)	$(44.7)	$(35.5)
Cost of goods sold including buying and occupancy costs	(0.3)	(3.9)	0.2
Selling, general and administrative expenses	(43.1)	(37.7)	(32.7)
Depreciation expense	(1.3)	(1.2)	(1.0)
Amortization of intangible assets	(0.2)	(0.2)	(0.2)
Interest expense	(0.1)	(0.1)	(0.1)
Minority interest in net earnings of subsidiaries	0.7	0.6	0.6
(10)
To reflect the tax effect of the above adjustments at our statutory income tax rate of 39.2% for fiscal year 2005 and 39.4% for the thirty-nine weeks ended April 29, 2006.

(11)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth selected historical consolidated financial data of Neiman Marcus, Inc. (formerly Newton Acquisition, Inc.) and its predecessor, The Neiman Marcus Group, Inc., as of the dates and for the periods indicated. Neiman Marcus, Inc. acquired The Neiman Marcus Group, Inc. on October 6, 2005 through the merger of Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Neiman Marcus, Inc., with and into The Neiman Marcus Group, Inc., with the latter being the surviving entity. We are required under GAAP to present our operating results separately for predecessor periods preceding the acquisition and the successor periods following the acquisition. The financial statements and operating results identified below as belonging to the "predecessor" are those of The Neiman Marcus Group, Inc. The financial statements and operating results of the "successor" are those of Neiman Marcus, Inc., the newly created parent of The Neiman Marcus Group, Inc.

        We derived the selected historical consolidated financial data as of and for the periods ended August 2, 2003, July 31, 2004 and July 30, 2005 from the predecessor's audited consolidated financial statements and related notes and the selected historical consolidated financial data as of and for the nine weeks ended October 1, 2005 and the thirty-nine weeks ended April 30, 2005 from the predecessor's unaudited condensed consolidated financial statements for those periods. We derived the selected historical consolidated financial data as of and for the thirty weeks ended April 29, 2006 from the successor's unaudited condensed consolidated financial statements. In the opinion of management, the unaudited condensed consolidated financial information contain all adjustments necessary to present fairly our financial position, results of operations and cash flows for the applicable interim periods.

        The selected historical consolidated financial data as of July 28, 2001 and August 3, 2002 and for the period ended July 28, 2001 reflect adjustments to the predecessor's audited consolidated financial statements for those specific years to reclassify certain amounts related to the presentation of construction allowances in the balance sheet and statement of cash flows and the retained interests of our previous credit card facility in the statement of cash flows. The selected historical consolidated financial data as of and for the fiscal years ended July 28, 2001 and August 3, 2002 also reflect adjustments to the predecessor's audited consolidated financial statements as of and for those years to reclassify depreciation expense and income from credit card operations, net, as separate line items in the statements of earnings to conform to the presentation for subsequent periods.

        The results of operations for any period are not necessarily indicative of the results to be expected for any future period. In connection with the Transactions, we incurred significant indebtedness and became highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." In addition, the purchase price paid in connection with the acquisition has been preliminarily allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of property and equipment and inventory, established intangible assets for tradenames, customer lists and favorable lease commitments and revalued long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, the successor financial statements are not comparable to the predecessor financial statements. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and

Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Unaudited					Fiscal Years Ended
	Thirty weeks ended April 29, 2006		Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005		July 30, 2005		July 31, 2004		August 2, 2003		August 3, 2002		July 28, 2001
	(Successor)		(Predecessor)			(Predecessor)
			(dollars in millions, except per share data)
Statement of Operations Data:
Revenues	$2,583.2		$651.6	$2,970.5		$3,821.9		$3,524.8		$3,080.4		$2,932.0		$2,997.7
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,634.2		378.8	1,816.6		2,390.6		2,230.9		1,997.7		1,926.4		1,957.4
Selling, general and administrative expenses (excluding depreciation)	624.0		168.9	747.4		974.6		901.5		831.0		803.0		811.6
Income from credit card operations, net	(35.9)		(7.8)	(52.4)		(71.6)		(55.7)		(53.3)		(49.5)		(48.2)
Depreciation expense	78.0		20.0	79.3		107.7		99.0		82.9		77.8		73.6
Amortization of customer lists	31.7		—	—		—		—		—		—		—
Amortization of favorable lease commitments	10.4		—	—		—		—		—		—		—
Operating earnings	240.9		68.3 (1)	364.2	(2)	411.5	(2)	345.2	(3)	222.1		177.7	(4)	193.6	(5)
Interest expense, net	150.6		(0.9)	10.9		12.4		15.9		16.3		15.4		15.2
Earnings before income taxes, minority interest and change in accounting principle	90.3		69.2	353.3		399.1		329.3		205.8		162.2		178.4
Income taxes	34.8		25.6	136.0		146.5	(6)	120.9	(7)	79.2		61.7		67.8
Net earnings	$54.4		$44.2	$214.5		$248.8	(6)	$204.8	(7)	$109.3	(8)	$99.6		$107.5
Balance Sheet Data (at period end):
Cash and cash equivalents	$109.0		$844.3	$337.6		$853.5		$368.4		$207.0		$178.6		$97.3
Merchandise inventories	855.0		922.2	788.9		748.4		720.3		687.1		656.8		648.9
Total current assets	1,085.4		1,881.6	1,880.2		1,708.5		1,706.2		1,246.1		1,127.6		1,063.3
Property and equipment, net	1,045.2		862.3	821.8		855.0		750.5		733.8		687.1		598.9
Total assets	6,660.0		2,846.0	2,839.8		2,660.7		2,617.6		2,104.8		1,941.5		1,799.9
Current liabilities	656.3		730.4	787.2		617.3		727.7		530.4		518.5		497.6
Long-term liabilities	4,522.8		466.2	457.3		457.3		509.1		428.3		361.1		352.9
Basic earnings per share:
Earnings before change in accounting principle		(9)	$0.91	$4.44		$5.15		$4.27		$2.61		$2.10		$2.28
Change in accounting principle		(9)	—	—		—		—		(0.31	)(8)	—		—
Basic earnings per share		(9)	$0.91	$4.44		$5.15		$4.27		$2.30		$2.10		$2.28
Diluted earnings per share:
Earnings before change in accounting principle		(9)	$0.89	$4.34		$5.02		$4.19		$2.60		$2.08		$2.26
Change in accounting principle		(9)	—	—		—		—		(0.31	)(8)	—		—
Diluted earnings per share		(9)	$0.89	$4.34		$5.02		$4.19		$2.29		$2.08		$2.26
Cash dividends per share		(9)	—	$0.43		$0.58		$0.39		—		—		—

	Unaudited					Fiscal Years Ended
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005		Thirty-nine weeks ended April 30, 2005		July 30, 2005		July 31, 2004		August 2, 2003		August 3, 2002		July 28, 2001
	(Successor)	(Predecessor)				(Predecessor)
		(dollars in millions, except per share data)
Cash Flow Data:
Total capital expenditures	$112.2	$26.3		$150.8		$202.5		$120.5		$129.6		$171.9		$131.1
Capital expenditures for:
New store openings	44.8	12.5		36.5		60.7		8.4		20.3		34.0		56.0
Major store remodels	20.5	7.5		54.4		58.2		39.1		24.5		60.6		28.2
Information technology	23.2	7.0		30.9		41.6		34.5		48.1		28.2		16.0
Depreciation expense	78.0	20.0		79.3		107.7		99.0		82.9		77.8		73.6
Rent expense	51.9	13.4		59.2		66.1		57.9		53.8		53.4		57.1
Net cash provided by (used for):
Operating activities	264.5	19.4		190.0		845.4		52.6		164.7		247.2		133.9
Investing activities	(5,268.6)	(26.3)		(173.9)		(228.8)		(117.3)		(129.6)		(171.9)		(131.1)
Financing activities	4,268.9	(2.3)		(46.9)		(131.5)		226.1		(6.8)		6.1		(80.9)
Other Operating Data:
Ratio of earnings to fixed charges(10)	1.5x	10.2	x	10.7	x	9.4	x	8.8	x	6.4	x	5.1	x	5.5	x
Selected Store Data:
Comparable revenues increase/(decrease)(11)	6.6%	9.0%		9.9%		9.9%		14.4%		4.1%		(4.6)%		2.2%
Number of Neiman Marcus / Bergdorf Goodman stores (at period end)	38	37		37		36		37		37		35		34
Retail sales per square foot	$375	$103		$449		$577		$528		$472		$477		$508

(1)
For the nine weeks ended October 1, 2005, operating earnings includes $23.5 million of transaction and other costs incurred in connection with the Transactions. These costs consist primarily of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock in connection with the acquisition.

(2)
For 2005 and the thirty-nine weeks ended April 30, 2005, operating earnings include a $15.3 million pretax loss related to the Chef's Catalog Disposition and a $6.2 million pretax gain related to the sale of our credit card portfolio.

(3)
For 2004, operating earnings reflect a $3.9 million pretax impairment charge related to the writedown to fair value in the net carrying value of the Chef's Catalog tradename intangible asset.

(4)
For 2002, operating earnings reflect (a) a $16.6 million gain from the change in vacation policy made by the Company and (b) $13.2 million of impairment and other charges, related primarily to the impairment of certain long-lived assets.

(5)
For 2001, operating earnings reflect a $9.8 million pretax impairment charge related to our investment in a third-party internet retailer.

(6)
For 2005, net earnings reflect a net income tax benefit adjustment aggregating $7.6 million resulting from favorable settlements associated with previous state tax filings and reductions in previously recorded deferred tax liabilities.

(7)
For 2004, income tax expense reflects a $7.5 million net income tax benefit related to favorable settlements associated with previous state tax filings.

(8)
For 2003, net earnings reflect an after-tax charge of $14.8 million for the writedown of certain intangible assets related to prior purchase business combinations as a result of the implementation of a new accounting principle.

(9)
Earnings per share and dividends per share data are not presented for periods subsequent to the acquisition because there is no public market for the shares of Neiman Marcus, Inc.

(10)
For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

(11)
Comparable revenues include (a) revenues derived from our Specialty Retail stores open for more than 52 weeks, including stores that have relocated or expanded, (b) revenues from our Neiman Marcus Direct operation and (c) revenues from our Brand Development Companies, one of which was sold on July 27, 2006. Comparable revenues exclude the revenues of closed stores and the revenues of our Chef's Catalog operations (sold in November 2004) for all periods prior to the Chef's Catalog Disposition. The calculation of the change in comparable revenues for 2003 is based on revenues for the 52 weeks ended August 2, 2003 compared to revenues for the 52 weeks ended July 27, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise specified, the meanings of all defined terms herein are consistent with the meanings of such terms as defined in our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview

        The Neiman Marcus Group, Inc., together with our operating segments and subsidiaries, is a high-end specialty retailer. Our operations include the Specialty Retail Stores segment and the Direct Marketing segment. The Specialty Retail Stores segment consists primarily of Neiman Marcus and Bergdorf Goodman stores. The Direct Marketing segment conducts both online operations and print catalog under the brand names of Neiman Marcus, Bergdorf Goodman, Horchow and Chef's Catalog (prior to its disposition in November 2004). We own a 56% interest in Kate Spade LLC, which designs and markets high-end designer handbags and accessories (the Brand Development Companies). On July 27, 2006, we sold our former 51% interest in Gurwitch Products, L.L.C., which designs and markets the Laura Mercier cosmetic line on July 27, 2006.

        Neiman Marcus, Inc. (formerly Newton Acquisition, Inc.) (Parent) acquired The Neiman Marcus Group, Inc. (Company) on October 6, 2005 through a merger transaction with Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Neiman Marcus, Inc. The acquisition was accomplished through the merger of the Newton Acquisition Merger Sub, Inc. with and into the Company, with the Company being the surviving entity (the Acquisition). Subsequent to the Acquisition, we are a subsidiary of the Parent, which is controlled by Newton Holding, LLC (Holding). Both the Parent and Holding were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors). Although we continued as the same legal entity after the Acquisition, the accompanying condensed consolidated statements of earnings and cash flows present our results of operations and cash flows for the periods preceding the Acquisition (Predecessor) and the periods succeeding the Acquisition (Successor), respectively. Parent's sole asset is 100% of the capital stock of the Company. Accordingly, a separate discussion of the Parent's financial condition and results of operations is not provided since the Company is representative of the Parent's consolidated operations.

        In connection with the Transactions, the Company incurred significant indebtedness and became highly leveraged. See "Liquidity and Capital Resources." In addition, the purchase price paid in connection with the Acquisition has been preliminarily allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, our Successor financial statements subsequent to the Transactions are not comparable to our Predecessor financial statements.

        We have prepared our discussion of the results of operations for the nine months (thirty-nine weeks) ended April 29, 2006 by comparing the results of operations of the Predecessor for the thirty-nine weeks ended April 30, 2005 to the combined amounts obtained by adding the earnings and cash flows for the Predecessor nine-week period ended October 1, 2005 and the Successor thirty-week period ended April 29, 2006. Although this combined presentation does not comply with generally accepted accounting principles (GAAP), we believe that it provides a meaningful method of comparison. The combined operating results have not been prepared on a pro forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the Transactions and may not be predictive of future results of operations.

        Our fiscal year ends on the Saturday closest to July 31. All references to the year-to-date fiscal year 2006 period relate to the combined thirty-nine weeks ended April 29, 2006 (calculated as described above) and all references to the year-to-date fiscal year 2005 period relate to the thirty-nine weeks ended April 30, 2005. All references to fiscal year 2005 relate to the 52 weeks ended July 30, 2005; all references to fiscal year 2004 relate to the 52 weeks ended July 31, 2004 and all references to fiscal year 2003 relate to the 52 weeks ended August 2, 2003.

Factors Affecting Our Results

        Revenues.    We generate our revenues primarily from the sale of high-end merchandise through our Specialty Retail Stores and Direct Marketing operation. Components of our revenues include:

  •
  Sales of merchandise—Revenues from our Specialty Retail Stores are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from our Direct Marketing operation are recognized when the merchandise is delivered to the customer. We maintain reserves for anticipated sales returns primarily based on our historical trends related to returns by both our retail and direct marketing customers.

  •
  Commissions from leased departments—A small portion of the sales of our Specialty Retail Stores consist of commissions from certain departments in our stores that we lease to independent companies.

  •
  Delivery and processing—We generate revenues from delivery and processing charges related to merchandise delivered to our customers from our retail and direct marketing operations.

        Our revenues can be affected by the following factors:

  •
  changes in the level of consumer spending generally and, specifically, on luxury goods;

  •
  changes in the level of full-price sales;

  •
  changes in the level of promotional events conducted by our Specialty Retail Stores;

  •
  our ability to successfully implement our store expansion and remodeling strategies;

  •
  the rate of growth in internet sales by our Direct Marketing operation; and

  •
  general economic conditions.

        In addition, our revenues are seasonal. For a description of the seasonality of our business, see "—Seasonality."

        Cost of goods sold including buying and occupancy costs (excluding depreciation) (COGS).    COGS consists of the following components:

  •
  Inventory costs—We utilize the retail method of accounting, which is widely used in the retail industry due to its practicality, for substantially all of our merchandise inventories. Merchandise inventories are stated at the lower of cost or market. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

  •
  Buying costs—Buying costs consist primarily of salaries and expenses incurred by our merchandising and buying operations.

  •
  Occupancy costs—Occupancy costs consist primarily of rent, property taxes and operating costs of our retail, distribution and support facilities. A significant portion of our buying and occupancy costs are fixed.

  •
  Delivery and processing costs—Delivery and processing costs consist primarily of delivery charges we pay to third-party carriers and other costs related to the fulfillment of customer orders not delivered at the point-of-sale.

        With the introduction of new fashions in the first and third quarters and our emphasis on full-price selling in these quarters, a lower level of markdowns and higher margins are characteristic of these quarters.

        Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. Certain allowances are received to reimburse us for markdowns taken or to support the gross margins that we earn in connection with the sales of the vendor's merchandise. These allowances result in an increase to gross margin when we earn the allowances and they are approved by the vendor. Other allowances we receive represent reductions to the amounts we pay to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized at the time the goods are sold.

        Changes in our COGS as a percentage of revenues are affected primarily by the following factors:

  •
  customer acceptance of and demand for the merchandise we offer in a given season and the related impact of such factors on the level of full-price sales;

  •
  our ability to order an appropriate amount of merchandise to match customer demand and the related impact on the level of net markdowns incurred;

  •
  factors affecting revenues generally;

  •
  changes in occupancy costs primarily associated with the opening of new stores or distribution facilities; and

  •
  the amount of vendor reimbursements we receive during the fiscal year.

        Selling, general and administrative expenses (excluding depreciation) (SG&A).    SG&A principally consists of costs related to employee compensation and benefits in the selling and administrative support areas, advertising and catalog costs and insurance expense. A significant portion of our selling, general and administrative expenses are variable in nature and are dependent on the sales we generate.

        Advertising costs incurred by our Specialty Retail segment consist primarily of print media costs related to promotional materials mailed to our customers, while advertising costs incurred by our Direct Marketing operation relate to the production, printing and distribution of our print catalogs and the production of the photographic content on our websites, as well as online marketing costs. We receive advertising allowances from certain of our merchandise vendors. Substantially all the advertising allowances we receive represent reimbursements of direct, specific and incremental costs that we incur to promote the vendor's merchandise in connection with our various advertising programs, primarily catalogs and other print media. As a result, these allowances are recorded as a reduction of our advertising costs when earned. Vendor allowances earned and recorded as a reduction to selling, general and administrative expenses aggregated approximately $55.8 million in the year-to-date fiscal year 2006 period, $51.9 million in the year-to-date fiscal year 2005 period, $57.5 million in fiscal year 2005, $55.3 million in fiscal year 2004 and $53.2 million in fiscal year 2003.

        We also receive allowances from certain merchandise vendors in conjunction with compensation programs for employees who sell the vendor's merchandise. These allowances are netted against the related compensation expense that we incur. Amounts received from vendors related to compensation programs were $45.1 million in the year-to-date fiscal year 2006 period, $40.4 million in the year-to-date fiscal year 2005 period, $53.2 million in fiscal year 2005, $46.3 million in fiscal year 2004 and $41.1 million in fiscal year 2003.

        Changes in our selling, general and administrative expenses are affected primarily by the following factors:

  •
  changes in the number of sales associates primarily due to expansion of existing stores and new store openings, including increased health care and related benefits expenses;

  •
  changes in expenses incurred in connection with our advertising and marketing programs; and

  •
  changes in expenses related to insurance and long-term benefits due to general economic conditions such as rising health care costs.

        Income from credit card operations, net.    Prior to the Credit Card Sale on July 7, 2005, our credit card operations generated finance charge income, net of credit losses, which we recognized as income when earned. As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC based on net credit card sales and compensation for marketing and servicing activities (HSBC Program Income). We recognize HSBC Program Income when earned. Prior to the second quarter of fiscal year 2006, we presented income from credit card operations as a reduction of selling, general and administrative expenses. We now present this income as a separate line item on our statements of earnings and have reclassified prior periods to conform to this presentation.

        As a percentage of revenues, the HSBC Program Income is lower than the net finance charge income we earned prior to the Credit Card Sale. However, the resulting decrease in income from credit card operations is mitigated, in part, by 1) decreases in SG&A expenses we incur due to the transfer of certain servicing functions to HSBC after the sale, 2) decreases in our capital investments related to the servicing of the credit card portfolio and 3) decreases in carrying costs related to our previous funding of the seasonal working capital requirements of the credit card portfolio. In tandem with HSBC, we have initiated various changes in our credit card program to alter the credit terms available to our cardholders and to enhance the earnings of the portfolio. These changes have increased the level of HSBC Program Income earned by the Company.

        In the future, the HSBC Program Income may be:

  •
  decreased based upon the level of future services we provide to HSBC; and

  •
  increased based upon other changes to our historical credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

Seasonality

        We conduct our selling activities in two primary selling seasons—Fall and Spring. The Fall season is comprised of our first and second fiscal quarters and the Spring season is comprised of our third and fourth fiscal quarters.

        Our first fiscal quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Fall season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are characteristic of this quarter. The second fiscal quarter is more focused on promotional activities related to the December holiday season, the early introduction of resort season collections from certain designers and the sale of Fall season goods on a marked down basis. As a result, margins are typically lower in the second fiscal quarter. However, due to the seasonal increase in sales that occurs during the holiday season, the second fiscal quarter is typically the quarter in which our revenues are the highest and in which expenses as a percentage of revenues are the lowest. Our working capital requirements are also the greatest in the first and second fiscal quarters as a result of higher seasonal requirements.

        Similarly, the third fiscal quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Spring season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are again characteristic of this quarter. Revenues are generally the lowest in the fourth fiscal quarter with a focus on promotional activities offering Spring season goods to the customer on a marked down basis, resulting in lower margins during the quarter. Our working capital requirements are typically lower in the third and fourth fiscal quarters than in the other quarters.

        A large percentage of our merchandise assortment, particularly in the apparel, fashion accessories and shoe categories, is ordered months in advance of the introduction of such goods. For example, women's apparel, men's apparel and shoes are typically ordered six to nine months in advance of the products being offered for sale while handbags, jewelry and other categories are typically ordered three to six months in advance. As a result, inherent in the successful execution of our business plans is our ability both to predict the fashion trends that will be of interest to our customers and to anticipate future spending patterns of our customer base.

        We monitor the sales performance of our inventories throughout each season. We seek to order additional goods to supplement our original purchasing decisions when the level of customer demand is higher than originally anticipated. However, in certain merchandise categories, particularly fashion apparel, our ability to purchase additional goods can be limited. This can result in lost sales in the event of higher than anticipated demand of the fashion goods we offer or a higher than anticipated level of consumer spending. Conversely, in the event we buy fashion goods that are not accepted by the customer or the level of consumer spending is less than we anticipated, we typically incur a higher than anticipated level of markdowns, net of vendor allowances, to sell the goods that remain at the end of the season, resulting in lower operating profits. We believe that the experience of our merchandising and selling organizations helps to minimize the inherent risk in predicting fashion trends.

Recent Developments

        On August 3, 2006, we announced preliminary total revenues and comparable revenues of approximately $915 million and $890 million, respectively, for the fourth quarter of fiscal year 2006, representing increases of 9.0% and 6.6%, respectively, compared to the fourth quarter of fiscal year 2005. For the fourth quarter of fiscal year 2006, comparable revenues in the Specialty Retail stores segment, increased 5.8%, including a 4.7% increase at Neiman Marcus stores and a 12.7% increase at Bergdorf Goodman. Neiman Marcus Direct fourth quarter fiscal year 2006 revenues were 13.2% above last year.

        We also announced preliminary total revenues and comparable revenues of approximately $4.11 billion and $3.99 billion, respectively, for the fifty-two week fiscal year 2006 ended July 29, 2006, representing increases of 8.8% and 6.8%, respectively, compared to fiscal year 2005. All figures have been adjusted to exclude the revenues of Gurwitch Products, L.L.C., which has been sold.

        All the financial data set forth above are preliminary and unaudited and subject to revision based upon our review and an audit by our independent registered public accounting firm of our financial condition and results of operations for the fiscal year ended July 29, 2006. Once we and our independent registered public accounting firm have completed our respective reviews of our financial information for fiscal year 2006, we may report financial results that are materially different from those set forth above.

        On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million.

Results of Operations for the Thirty-Nine Weeks Ended April 29, 2006

Year-to-Date Fiscal Year 2006 Highlights

        We believe that our product assortment of luxury, designer and fashion merchandise, coupled with our sales promotion activities and our commitment to superior customer service, have been critical to our success in the past. In addition, we believe these factors are critical to our future growth and success. A summary of the the year-to-date fiscal year 2006 period operating results is as follows:

  •
  Revenues—We generated revenue growth in the year-to-date fiscal year period ended April 29, 2006 of 8.9%. This increase was attributable to 1) increases in comparable revenues, 2) revenues derived from two new full-line stores and 3) the growth of internet sales.

    Comparable revenues increased 7.1% in the year-to-date fiscal period.

    For Specialty Retail stores, our sales per square foot for the last twelve trailing months increased to $605 as of April 2006 compared to $567 as of April 2005.

  •
  Cost of goods sold including buying and occupancy costs (excluding depreciation)—COGS represented 62.2% of revenues in the combined year-to-date fiscal period of 2006 and 61.2% of revenues in the corresponding fiscal period in 2005. This increase was primarily due to purchase accounting adjustments in fiscal year 2006 of $42.5 million, or 1.3% of revenues.

  •
  Selling, general and administrative expenses (excluding depreciation)—SG&A decreased in the combined year-to-date fiscal period of 2006 to 24.5% of revenues from 25.2% of revenues in the corresponding fiscal period of 2005.

  •
  Operating earnings—For the combined year-to-date fiscal year 2006, our operating earnings were $309.3 million, or 9.6% of revenues, compared to $364.2 million, or 12.3% of revenues for the year-to-date fiscal year 2005 period.

        Operating earnings in the year-to-date period in fiscal year 2006 were negatively impacted by 1) higher depreciation and amortization expenses due to higher asset values resulting from the revaluation of our assets to fair value as of the Acquisition date and 2) costs incurred in connection with the Transactions. These expenses aggregated $104.1 million, or 3.2% of revenues, in the year-to-date fiscal year period of 2006. In addition, operating earnings, as a percentage of revenues, were negatively impacted by 1) higher depreciation charges of $16.0 million, or 0.2% of revenues for the year-to-date fiscal year 2006 period, as a result of higher levels of capital expenditures for new stores and store remodels in recent years and 2) a lower level of income from our credit card operations of $8.7 million, or 0.4% of revenues for the year-to-date fiscal year 2006 period, due to the sale of our credit card operations to HSBC in July 2005.

Performance Summary

        The following table sets forth certain items expressed as percentages of net revenues for the periods indicated.

	Year-to-Date
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 29, 2006	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Combined)	(Predecessor)
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy costs (excluding depreciation)	63.3	58.1	62.2	61.2
Selling, general and administrative expenses (excluding depreciation)	24.2	25.9	24.5	25.2
Income from credit card operations, net	(1.4)	(1.2)	(1.4)	(1.8)
Depreciation expense	3.0	3.1	3.0	2.7
Amortization of customer lists	1.2	—	1.0	—
Amortization of favorable lease commitments	0.4	—	0.3	—
Transaction and other costs	—	3.6	0.7	—
Loss on disposition of Chef's Catalog	—	—	—	0.5

Operating earnings	9.3	10.5	9.6	12.3
Interest expense (income), net	5.8	(0.1)	4.6	0.4

Earnings before income taxes and minority interest	3.5	10.6	5.0	11.9
Income taxes	1.3	3.9	1.9	4.6

Earnings before minority interest	2.2	6.7	3.1	7.3
Minority interest in net (earnings) loss of subsidiaries	(0.1)	0.1	(0.1)	(0.1)

Net earnings	2.1%	6.8%	3.0%	7.2%

        In connection with the Transactions, the Company incurred significant indebtedness and became highly leveraged. See "Liquidity and Capital Resources." In addition, the purchase price paid in connection with the Acquisition has been preliminarily allocated to state the acquired assets and liabilities at fair value. The preliminary purchase accounting adjustments increased the carrying value of our property and equipment and inventory, established intangible assets for our tradenames, customer lists and favorable lease commitments and revalued our long-term benefit plan obligations, among other things. Subsequent to the Transactions, interest expense and non-cash depreciation and amortization charges have significantly increased. As a result, our Successor financial statements subsequent to the Transactions are not comparable to our Predecessor financial statements.

        Set forth in the following table is certain summary information with respect to our operations for the periods indicated.

	Year-to-Date
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 29, 2006	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Combined)	(Predecessor)
	(dollars in millions)
REVENUES
Specialty Retail stores	$2,084.1	$544.9	$2,629.0	$2,415.7
Neiman Marcus Direct	416.5	87.5	504.0	458.5
Other(1)	82.6	19.2	101.9	96.3

Total	$2,583.2	$651.6	$3,234.9	$2,970.5

OPERATING EARNINGS
Specialty Retail stores	$281.0	$91.4	$372.4	$343.8
Neiman Marcus Direct	67.3	8.2	75.5	55.9
Other(1)	4.0	(2.0)	2.0	10.2

Subtotal	352.3	97.6	449.9	409.9
Corporate expenses	(30.8)	(5.8)	(36.5)	(30.4)
Amortization of customer lists and favorable lease commitments	(42.0)	—	(42.0)	—
Non-cash charges related to other valuation adjustments made in connection with the Acquisition	(38.6)	—	(38.6)	—
Transaction and other costs	—	(23.5)	(23.5)	—
Loss on disposition of Chef's Catalog	—	—	—	(15.3)

Total	$240.9	$68.3	$309.3	$364.2

OPERATING PROFIT MARGIN
Specialty Retail stores	13.5%	16.8%	14.2%	14.2%
Neiman Marcus Direct	16.2%	9.4%	15.0%	12.2%
Total	9.3%	10.5%	9.6%	12.3%
CHANGE IN COMPARABLE REVENUES(2)
Specialty Retail stores	5.3%	9.8%	6.2%	9.1%
Neiman Marcus Direct	14.2%	9.6%	13.4%	15.3%
Total	6.6%	9.0%	7.1%	9.9%
SALES PER SQUARE FOOT
Specialty Retail stores	$375	$103	$478	$449
STORE COUNT
Neiman Marcus and Bergdorf Goodman stores:
Open at beginning of period	37	36	36	37
Opened during the period	1	1	2	—

Open at end of period	38	37	38	37

Clearance centers:
Open at beginning of period	17	16	16	14
Opened during the period	1	1	2	1

Open at end of period	18	17	18	15

(1)
Other includes the operations of the Brand Development Companies, one of which was sold on July 27, 2006.

(2)
Comparable revenues include 1) revenues derived from our retail stores open for more than 52 weeks, including stores that have been relocated or expanded, 2) revenues from our Neiman Marcus Direct operation and 3) revenues from our Brand Development Companies. Comparable revenues exclude the revenues of closed stores and the revenues of our Chef's Catalog operations (sold in November 2004) for all periods prior to the Chef's Catalog Disposition.

Combined Thirty-nine Weeks Ended April 29, 2006 Compared to Thirty-nine Weeks Ended April 30, 2005

        Revenues.    Our year-to-date fiscal year 2006 revenues of $3,234.9 million increased $264.4 million, or 8.9%, from $2,970.5 million in the year-to-date fiscal year 2005 period, reflecting increases in comparable revenues, revenues from new stores and higher internet sales. Revenues increased in the year-to-date fiscal year 2006 period compared to the prior year period at all our operating companies, except for Kate Spade.

        Comparable revenues in the year-to-date fiscal year 2006 period increased 7.1% compared to the prior year-to-date period. Comparable revenues increased 6.2% for Specialty Retail Stores, 13.4% for Direct Marketing and 0.9% for the Brand Development Companies in the year-to-date fiscal year 2006 period.

        New stores generated sales of $88.1 million in the year-to-date fiscal year 2006 period. In the year-to-date fiscal year 2006 period, internet sales by Neiman Marcus Direct were $310.0 million, an increase of 33.1% from the year-to-date fiscal year 2005 period, excluding Chef's Catalog. Total revenues of Chef's Catalog (prior to its sale in November 2004) of $13.9 million are included in consolidated revenues for the year-to-date fiscal year 2005 period.

        Cost of goods sold including buying and occupancy costs (excluding depreciation).    COGS for the year-to-date fiscal year 2006 period and the year-to-date fiscal year 2005 period were:

	Thirty-nine weeks ended April 29, 2006		Thirty-nine weeks ended April 30, 2005
	(Combined)		(Predecessor)
	$	% of revenues	$	% of revenues
	(in millions, except percentages)
COGS, before purchase accounting adjustments	$1,970.5	60.9%	$1,816.6	61.2%
Purchase accounting adjustments, primarily non-cash charges related to step-up in carrying value of acquired inventories	42.5	1.3	—	—

COGS, as reported	$2,013.0	62.2%	$1,816.6	61.2%

        We present the non-GAAP financial measure COGS, before purchase accounting adjustments because we use this measure to monitor and evaluate the performance of our business and believe the presentation of this measure will enhance investors' ability to analyze trends in our business and evaluate our performance relative to other companies in our industry.

        The increase in COGS as reported under GAAP to 62.2% of revenues from 61.2% of revenues in the prior year fiscal period primarily reflects $42.5 million of purchase accounting adjustments recorded in connection with the Transactions. COGS before purchase accounting adjustments was 60.9% of revenues compared to 61.2% of revenues in the prior year reflecting:

  •
  a decrease in product costs by approximately 0.2% of revenues; and

  •
  a decrease in buying and occupancy costs by approximately 0.1% of revenues, primarily due to leveraging payroll and rent expense on a higher level of revenues in the year-to-date fiscal year 2006 period.

        We had lower product costs as a percentage of revenues during the year-to-date fiscal year 2006 period compared to the year-to-date fiscal year 2005 period primarily due to:

  •
  a higher level of full-price sales generated by our Specialty Retail stores as well as higher initial mark-ups at both Specialty Retail stores and Neiman Marcus Direct;

  •
  a lower level of net markdowns by our Specialty Retail stores due to both a later markdown cadence and a higher level of markdown allowances earned in the third quarter of fiscal year 2006 compared to the third quarter of fiscal year 2005, offset, in part, by

  •
  an increase in the level of net markdowns at Neiman Marcus Direct for the year-to-date period and at our Specialty Retail stores for the first and second quarters of fiscal year 2006.

        Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. We receive certain allowances to reimburse us for markdowns taken and/or to support the gross margins realized in connection with the sales of the vendor's merchandise. We recognize these allowances as a decrease in COGS when the allowances are earned and approved by the vendor. Other allowances we receive represent reductions to the amounts paid to acquire the merchandise. We recognize these allowances as a reduction in the cost of the acquired merchandise resulting in a decrease in COGS at the time the goods are sold. We received vendor allowances of $51.5 million, or 1.6% of revenues, in the year-to-date fiscal year 2006 period and $47.4 million, or 1.6% of revenues, in the year-to-date fiscal year 2005 period.

        Selling, general and administrative expenses (excluding depreciation).    SG&A expenses were 24.5% of revenues in the year-to-date fiscal year 2006 period compared to 25.2% of revenues in the prior year fiscal year period.

        The net decrease in SG&A expenses as a percentage of revenues in the year-to-date fiscal year 2006 period was primarily due to:

  •
  a decrease in marketing and advertising costs of approximately 0.4% of revenues primarily due to higher internet sales by our Neiman Marcus Direct segment, which have a lower expense to revenue ratio than catalog sales;

  •
  a decrease in our payroll and employee benefit costs, including medical and dental and workers' compensation expense, by approximately 0.2% of revenues primarily due to the leveraging of these expenses on a higher level of revenues in the year-to-date fiscal year 2006 period;

  •
  lower expected annual incentive compensation costs of approximately 0.2% of revenues;

  •
  a decrease in costs incurred to support our credit card operations subsequent to the Credit Card Sale of approximately 0.1% of revenues; and

  •
  a decrease in pension, SERP and post-retirement expenses of approximately 0.1% of revenues primarily driven by both lower discount rates and the revaluation of our related benefit obligations in connection with purchase accounting adjustments required in connection with the Acquisition.

        These decreases in SG&A expenses, as a percentage of revenues, were partially offset by:

  •
  an increase in preopening expenses and store remodeling expenses primarily incurred in connection with the opening of our San Antonio store in September 2005 and our Boca Raton store in November 2005 by approximately 0.2% of revenues; and

  •
  management services fees of $6.4 million, or 0.2% of revenues, payable to the Sponsors as a result of the Acquisition.

        Income from credit card operations, net.    We received HSBC Program Income of $43.7 million, or 1.4% of revenues, in the year-to-date fiscal year 2006 period compared to net finance charge income of $52.4 million, or 1.8% of revenues, in the year-to-date fiscal year 2005 period.

        Depreciation expense.    Depreciation expense was $97.9 million, or 3.0% of revenues, in the year-to-date fiscal year 2006 period compared to $79.3 million, or 2.7% of revenues, in the prior year period. The increase in depreciation was primarily due to 1) a higher level of capital spending in recent years and 2) additional depreciation expense resulting from the revaluation of our property and equipment at fair value in connection with the Acquisition.

        Amortization expense.    Amortization of acquisition related intangibles (customer lists and favorable lease commitments) recorded as a result of the application of purchase accounting in connection with the Acquisition aggregated $42.0 million, or 1.3% of revenues, for the year-to-date fiscal year 2006 period. We had no amortization expense in the prior year period.

        Transaction and other costs.    During the period July 30, 2005 to October 1, 2005, we expensed $23.5 million in connection with the Transactions. These costs consisted of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock.

        Segment operating earnings.    Segment operating earnings for our Specialty Retail stores and Neiman Marcus Direct segments do not reflect the impact of adjustments to revalue our assets and liabilities to estimated fair value at the Acquisition date. See Note 11 to our unaudited condensed consolidated financial statements.

        Operating earnings for our Specialty Retail stores segment were $372.4 million, or 14.2% of Specialty Retail Stores revenues, for the year-to-date fiscal year 2006 period compared to $343.8 million, or 14.2% of Specialty Retail Stores revenues, for the prior year period. Operating margin for Specialty Retail Stores was positively impacted by 1) higher product margins, 2) lower SG&A expenses for compensation and related benefits, as a percentage of revenues, as a result of leveraging these expenses on a higher level of revenues in the year-to-date fiscal year 2006 period and 3) the leveraging of buying and occupancy costs on a higher level of revenues. These effects were offset, in part, by 1) a lower level of income from our credit card operations due to the sale of our credit card operations to HSBC in July 2005, 2) higher preopening costs and 3) higher depreciation charges as a result of higher levels of capital expenditures for new stores and store remodels in recent years.

        Operating earnings for Neiman Marcus Direct increased to $75.5 million, or 15.0% of Neiman Marcus Direct revenues, in the year-to-date fiscal year 2006 period from $55.9 million, or 12.2% of Neiman Marcus Direct revenues, for the prior year period. The increase in operating earnings and operating margin for Neiman Marcus Direct was primarily the result of 1) higher product margins and 2) the decrease in advertising and marketing costs, as a percentage of revenues, incurred to support internet sales.

        Interest expense, net.    Net interest expense was $149.8 million in the year-to-date fiscal year 2006 period and $10.9 million for the prior year period. The significant components of interest expense are as follows:

	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 29, 2006	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Combined)	(Predecessor)
	(in thousands)
Asset-Based Revolving Credit Facility	$1,332	$—	$1,332	$—
Senior Secured Term Loan Facility	76,765	—	76,765	—
2028 Debentures	5,136	1,542	6,678	6,678
Senior Notes	35,875	—	35,875	—
Senior Subordinated Notes	29,540	—	29,540	—
Credit Agreement	—	—	—	4,110
2008 Notes	638	1,439	2,077	6,231
Debt issue cost amortization and other	7,300	345	7,645	1,385

Total interest expense	156,586	3,326	159,912	18,404
Less:
Interest income	3,603	3,046	6,649	3,781
Capitalized interest	2,357	1,146	3,503	3,675

Interest expense, net	$150,626	$(866)	$149,760	$10,948

        The increase in interest expense is due to the $3.3 billion increase in debt incurred in connection with the Transactions. The increase in interest income was due primarily to interest earned on higher average invested balances after the Credit Card Sale in July 2005 and prior to the Transactions.

        Income taxes.    Our effective income tax rate was 38.5% for the thirty weeks ended April 29, 2006. Our effective income tax rate for the nine weeks ended October 1, 2005 was 37.0%, resulting in an effective tax rate of 37.9% for the combined year-to-date fiscal year 2006 period. Our effective tax rate for the nine-weeks ended October 1, 2005 was favorably impacted by a higher level of tax-exempt interest income earned during the period on higher cash balances maintained subsequent to the Credit Card Sale. Our effective income tax rate was 38.5% for the thirty-nine weeks ended April 30, 2005 and was also favorably impacted by tax-exempt interest income.

        The Company's federal tax returns for fiscal years 2004 and 2003 are currently under examination by the Internal Revenue Service (IRS). We believe our recorded tax liabilities as of April 29, 2006 are sufficient to cover any potential assessments to be made by the IRS upon the completion of their examinations. We will continue to monitor the progress of the IRS examinations and review our recorded tax liabilities for potential audit assessments. Adjustments to increase or decrease the recorded tax liabilities may be required in the future as additional facts become known.

Results of Operations for Fiscal Year 2005

Fiscal Year 2005 Highlights

        We believe that our product assortment of luxury, designer and fashion merchandise, coupled with our sales promotion activities and our commitment to superior customer service, have been critical to our success in the past. In addition, we believe these factors are critical to our future growth and success. Major financial accomplishments in fiscal year 2005 include:

  •
  Revenues—Our revenues for fiscal year 2005 were $3,821.9 million, the highest in our history. Revenues increased 8.4% in fiscal year 2005 as compared to fiscal year 2004, with increases in comparable store sales in all four fiscal quarters compared to the same periods in fiscal year

    2004. Comparable revenues percentage increases by fiscal quarter for fiscal year 2005 as compared to the same periods in fiscal year 2004 were:

First fiscal quarter	11.4%
Second fiscal quarter	10.4%
Third fiscal quarter	8.0%
Fourth fiscal quarter	9.6%

For Specialty Retail stores, our sales per square foot increased by 9.3% to $577 in fiscal year 2005 compared to $528 in fiscal year 2004.

  •
  Cost of goods sold including buying and occupancy costs (excluding depreciation)—COGS represented 62.5% of our revenues in fiscal year 2005 as compared to 63.3% for fiscal year 2004.

  •
  Selling, general and administrative expenses (excluding depreciation)—Selling, general and administrative expenses were 25.5% of our revenues in fiscal year 2005 and 25.6% of our revenues in fiscal year 2004.

  •
  Operating earnings—Our operating earnings of $411.5 million in fiscal year 2005 were the highest in our history. Operating earnings increased 19.2% in fiscal year 2005 as compared to fiscal year 2004, representing 10.8% of our revenues in fiscal year 2005 compared to 9.8% in fiscal year 2004. Operating earnings for Specialty Retail stores increased 21.6% in fiscal year 2005 and represented 12.2% of Specialty Retail stores revenues. Operating earnings for Neiman Marcus Direct increased 22.6% in fiscal year 2005 and represented 12.7% of Neiman Marcus Direct revenues.

Performance Summary

        The following table sets forth certain items expressed as percentages of revenues for the periods indicated.

	Fiscal Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
Revenues	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy costs (excluding depreciation)	62.5	63.3	64.9
Selling, general and administrative expenses (excluding depreciation)	25.5	25.6	27.0
Income from credit card operations, net	(1.9)	(1.6)	(1.7)
Depreciation expense	2.8	2.8	2.7
Loss on disposition of Chef's Catalog	0.4	—	—
Gain on Credit Card Sale	(0.2)	—	—
Impairment and other charges	—	0.1	—

Operating earnings	10.8	9.8	7.2
Interest expense, net	0.3	0.5	0.5

Earnings before income taxes, minority interest and change in accounting principle	10.5	9.3	6.7
Income taxes	3.8	3.4	2.6

Earnings before minority interest and change in accounting principle	6.7	5.9	4.1
Minority interest in net earnings of subsidiaries	(0.1)	(0.1)	(0.1)

Earnings before change in accounting principle	6.6	5.8	4.0
Change in accounting principle	—	—	(0.5)

Net earnings	6.6%	5.8%	3.5%

        Set forth in the following table is certain summary information with respect to our operations for the most recent three fiscal years.

	Fiscal Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(dollars in millions)
REVENUES
Specialty Retail stores	$3,103.0	$2,850.1	$2,507.1
Neiman Marcus Direct	592.1	570.6	493.5
Other(1)	126.8	104.1	79.8

Total	$3,821.9	$3,524.8	$3,080.4

OPERATING EARNINGS
Specialty Retail stores	$377.8	$310.6	$198.2
Neiman Marcus Direct	75.2	61.3	45.8
Other(1)	14.0	13.0	9.0

subtotal	467.0	384.9	253.0
Corporate expenses	(46.4)	(35.8)	(30.9)
Loss on disposition of Chef's Catalog	(15.3)	—	—
Gain on Credit Card Sale	6.2	—	—
Impairment and other charges	—	(3.9)	—

Total	$411.5	$345.2	$222.1

OPERATING EARNINGS MARGIN
Specialty Retail stores	12.2%	10.9%	7.9%
Neiman Marcus Direct	12.7%	10.7%	9.3%
Other(1)	11.0%	12.5%	11.3%
Total	10.8%	9.8%	7.2%
COMPARABLE REVENUES(2)
Specialty Retail stores	8.7%	13.1%	1.8%
Neiman Marcus Direct	16.3%	19.2%	17.8%
Total	9.9%	14.4%	4.1%
SALES PER SQUARE FOOT
Specialty Retail stores	$577	$528	$472
STORE COUNT
Neiman Marcus and Bergdorf Goodman stores:
Open at beginning of period	37	37	35
(Closed) opened during the period	(1)	—	2

Open at end of period	36	37	37

Clearance centers:
Open at beginning of period	14	14	12
Opened during the period	2	—	2

Open at end of period	16	14	14

(1)
Other includes the operations of the Brand Development Companies, one of which was sold on July 27, 2006. For further discussion of the brand development companies, see "—Investments in Brand Development Companies."

(2)
Comparable revenues include 1) revenues derived from our retail stores open for more than 52 weeks, including stores that have been relocated or expanded, 2) revenues from our Neiman Marcus Direct operation and 3) revenues from our Brand Development Companies, one of which was sold on July 27, 2006. Comparable revenues exclude the revenues of closed stores and the revenues of our previous Chef's Catalog operations (sold in November 2004). The calculation of the change in comparable revenues for fiscal year 2003 is based on revenues for the 52 weeks ended August 2, 2003 compared to revenues for the 52 weeks ended July 27, 2002.

Fiscal Year Ended July 30, 2005 Compared to Fiscal Year Ended July 31, 2004

        Revenues.    Revenues for fiscal year 2005 of $3,821.9 million increased $297.1 million, or 8.4%, from $3,524.8 million in fiscal year 2004.

        Comparable revenues for fiscal year 2005 were $3,787.8 million compared to $3,447.6 million in fiscal year 2004, representing an increase of 9.9%. Comparable revenues increased in fiscal year 2005 by 8.7% for Specialty Retail stores and 16.3% for Neiman Marcus Direct compared to fiscal year 2004. Comparable revenues in fiscal year 2004 increased by 14.4% as compared to fiscal year 2003. Changes in comparable revenues by fiscal quarter are as follows:

	Fiscal Year 2005				Fiscal Year 2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Specialty Retail stores	7.4%	6.5%	9.6%	11.1%	11.3%	22.2%	10.2%	9.6%
Neiman Marcus Direct	19.5%	16.8%	15.8%	13.1%	21.7%	14.4%	25.7%	13.2%
Total	9.6%	8.0%	10.4%	11.4%	12.6%	22.0%	12.7%	10.9%

        We believe the increases in our comparable revenues in fiscal year 2005 were primarily the result of a higher level of consumer spending, in general, with a higher increase coming from the affluent luxury customers we serve. In addition, we believe the increases in our comparable revenues were driven by sales events conducted by our Specialty Retail stores and by the growth of internet sales for Neiman Marcus Direct. In fiscal year 2005, internet sales by Neiman Marcus Direct, excluding Chef's Catalog, were $305.9 million, representing 51.7% of Neiman Marcus Direct revenues and an increase of 46.0% from fiscal year 2004.

        Comparable revenues for the Brand Development Companies increased in fiscal year 2005, with increases of 8.6% for Kate Spade LLC and 15.6% for Gurwitch Products, L.L.C. (which was sold on July 27, 2006).

        Costs of goods sold including buying and occupancy costs (excluding depreciation).    COGS was 62.5% of revenues in fiscal year 2005 compared to 63.3% of revenues in fiscal year 2004. The decrease in COGS as percentage of revenues was primarily due to:

  •
  the decrease in product costs by approximately 0.6% as a percentage of revenues; and

  •
  a decrease in buying and occupancy costs by approximately 0.1% as a percentage of revenues.

        We had lower product costs as a percentage of revenues at both our Specialty Retail stores and our Neiman Marcus Direct operations during fiscal year 2005. We believe the decrease in product costs as a percentage of revenues at our Specialty Retail stores was due primarily to the higher portion of full-price sales generated in fiscal year 2005 and our continued emphasis on inventory management. Net markdowns for Specialty Retail stores were consistent, as a percentage of revenues, in fiscal year 2005 and fiscal year 2004. We also had lower product costs as a percentage of revenues at our Neiman Marcus Direct operation in fiscal year 2005 subsequent to our disposition of Chef's Catalog in November 2004. Chef's Catalog had higher product costs as a percentage of revenues than our other Neiman Marcus Direct brands. However, we incurred a higher level of net markdowns in fiscal year 2005 for Neiman Marcus Direct as compared to fiscal year 2004 primarily due to lower than anticipated sales in our catalog operations during the December holiday season. We received vendor allowances to reimburse us for markdowns taken or to support the gross margins we earned in connection with the sales of the vendors' merchandise of $83.5 million, or 2.2% of revenues, in fiscal year 2005 and $79.3 million, or 2.3% of revenues, in fiscal year 2004.

        Buying and occupancy costs decreased by approximately 0.1% as a percentage of revenues during fiscal year 2005 compared to fiscal year 2004 primarily due to the leveraging of fixed expenses over the higher level of revenues we generated during fiscal year 2005.

        Selling, general and administrative expenses (excluding depreciation).    SG&A expenses were 25.5% of revenues in fiscal year 2005 compared to 25.6% of revenues in fiscal year 2004.

        The net decrease in selling, general and administrative expenses as a percentage of revenues in fiscal year 2005 as compared to fiscal year 2004 was primarily due to:

  •
  a decrease in marketing and advertising costs by approximately 0.3% as a percentage of revenues, primarily due to the elimination of expenditures for Chef's Catalog which were higher as a percentage of revenues than the marketing and advertising costs for our other Neiman Marcus Direct brands; and

  •
  a decrease in incentive compensation by approximately 0.1% as a percentage of revenues.

        These decreases in selling, general and administrative expenses as a percentage of revenues were partially offset by:

  •
  costs, consisting primarily of legal and consulting fees, aggregating $6.7 million, or approximately 0.2% as a percentage of revenues, incurred in connection with the Transactions;

  •
  an increase in costs, primarily payroll, by approximately 0.1% as a percentage of revenues incurred by Neiman Marcus Direct and the Brand Development Companies in support of new business initiatives and the expansion of Kate Spade operations; and

  •
  an increase in employee benefit expenses, including medical and pension expenses, by approximately 0.1% as a percentage of revenues.

        In addition, selling, general and administrative expenses increased as a percentage of revenues in fiscal year 2005 due to a $3.7 million reduction in selling, general and administrative expenses recorded in the second fiscal quarter of fiscal year 2004 for the favorable impact of conclusions of certain sales tax and unclaimed property examinations for which the agreed-on settlements were less than the amounts we previously estimated. We recorded no corresponding reduction in selling, general and administrative expenses in fiscal year 2005.

        Income from credit card operations, net.    Income from credit card operations, net was $71.6 million, or 1.9% of revenues, in fiscal year 2005 compared to $55.7 million, or 1.6% of revenues, in fiscal year 2004. An increase in net income generated by our credit card portfolio by approximately 0.1% as a percentage of revenues is consistent with the increase in sales made pursuant to our proprietary credit card program. In addition, income from credit card operations, net was higher in fiscal year 2005 as compared to fiscal year 2004 by approximately 0.2% due to a $7.6 million reduction in the income generated by our credit card portfolio in fiscal year 2004 related to the required amortization of the premium associated with the carrying value of the Retained Interests and Sold Interests during the transition from Off-Balance Sheet Accounting to financing accounting in fiscal year 2004, as more fully described in Note 2 of the notes to our audited consolidated financial statements. We recorded no corresponding decrease in fiscal year 2005.

        Depreciation expense.    Depreciation expense was $107.7 million, or 2.8% of revenues, in fiscal year 2005 compared to $99.0 million, or 2.8% of revenues, in fiscal year 2004. Included in depreciation expense in fiscal year 2005 are unfavorable net adjustments to depreciation aggregating approximately $5.8 million, or 0.2% of revenues, made primarily in the second and third fiscal quarters of fiscal year 2005 in connection with our review of the amortization periods assigned to our leased property and equipment and deferred real estate credits.

        Loss on disposition of Chef's Catalog.    In November 2004, we completed the Chef's Catalog Disposition. Chef's Catalog is a multi-channel retailer of professional-quality kitchenware with revenues of approximately $73 million in fiscal year 2004. At October 30, 2004, Chef's Catalog had net tangible assets, primarily inventory, of $12.5 million and net intangible assets of $17.2 million. We received proceeds, net of selling costs, of $14.4 million from the sale. As the carrying value of the Chef's Catalog assets exceeded the net proceeds from the sale, we incurred a pretax loss of $15.3 million in the first fiscal quarter of fiscal year 2005 related to the Chef's Catalog Disposition.

        Gain on Credit Card Sale.    On July 7, 2005, HSBC purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts in connection with the Credit Card Sale. The total purchase price was approximately $647 million, consisting of approximately $534 million in net cash proceeds and the assumption of approximately $113 million of outstanding debt under our Credit Card Facility. We recognized a gain of $6.2 million in connection with the Credit Card Sale. Our proprietary credit card portfolio generated income, representing primarily the excess of finance charge income, net of credit losses, of approximately $75.4 million in fiscal year 2005. If the Credit Card Sale had been consummated as of the first day of fiscal year 2005, we believe the HSBC Program Income for fiscal year 2005 would have been at least $42 million. HSBC and the Company are currently in the process of implementing changes to the proprietary credit card program that we expect will be fully implemented during the fourth quarter of fiscal year 2006. Had such changes been fully implemented on the first day of fiscal year 2005, we believe the HSBC Program Income for fiscal year 2005 would have been approximately $56 million. See unaudited pro forma condensed consolidated statements of earnings under the heading "Unaudited Pro Forma Condensed Consolidated Financial Information" for further discussion.

        Segment operating earnings.    Operating earnings for our Specialty Retail stores segment were $377.8 million for fiscal year 2005 compared to $310.6 million for fiscal year 2004. This 21.6% increase was primarily the result of increased revenues and margins and net decreases in both buying and occupancy expenses and selling, general and administrative expenses as a percentage of revenues.

        Operating earnings for Neiman Marcus Direct increased to $75.2 million in fiscal year 2005 from $61.3 million for fiscal year 2004. This 22.6% increase was primarily the result of increased revenues and margins and net decreases in both buying and occupancy expenses and selling, general and administrative expenses as a percentage of revenues, partly offset by a higher level of net markdowns.

        Interest expense, net.    Net interest expense was $12.4 million in fiscal year 2005 and $15.9 million in fiscal year 2004.

        The net decrease in net interest expense was due to:

  •
  increases in interest income of $4.4 million generated by higher cash balances; and

  •
  increases in capitalized interest charges of $2.3 million associated with store construction and remodeling activities.

        The net decrease in interest expense was offset by a $3.5 million increase in the interest expense attributable to the monthly distributions to the holders of certain interests issued by a trust in connection with our revolving credit securitization program (the obligations under which have been transferred as part of the Credit Card Sale). We began charging those distributions to interest expense in December 2003 as a result of the discontinuance of Off-Balance Sheet Accounting (as defined below under "—Critical Accounting Policies—Accounts Receivable—Prior to the Credit Card Sale").

        Income taxes.    Our effective income tax rate was 36.7% for fiscal year 2005 and 36.7% for fiscal year 2004. In the fourth fiscal quarter of fiscal year 2005, we recognized tax benefits aggregating $7.6 million related to a favorable settlement associated with previous state tax filings and reductions in previously recorded deferred tax liabilities. Excluding these benefits, our effective tax rate was 38.6% for fiscal year 2005. In the second fiscal quarter of fiscal year 2004, we also recognized a tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, our effective tax rate was 39.0% for fiscal year 2004.

Fiscal Year Ended July 31, 2004 Compared to Fiscal Year Ended August 2, 2003

        Revenues.    Revenues for fiscal year 2004 of $3,524.8 million increased $444.4 million, or 14.4%, from $3,080.4 million in fiscal year 2003.

        Comparable revenues for fiscal year 2004 were $3,431.2 million compared to $2,998.9 million in fiscal year 2003, representing an increase of 14.4%. Comparable revenues increased in fiscal year 2004 by 13.1% for Specialty Retail stores and 19.2% for Neiman Marcus Direct compared to fiscal year 2003. Comparable revenues in fiscal year 2003 increased by 4.1%. Changes in comparable revenues by fiscal quarter are as follows:

	Fiscal Year 2004				Fiscal Year 2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Specialty Retail stores	11.3%	22.2%	10.2%	9.6%	6.3%	(0.6)%	(2.1)%	5.0%
Neiman Marcus Direct	21.7%	14.4%	25.7%	13.2%	22.3%	14.8%	18.7%	15.7%
Total	12.6%	22.0%	12.7%	10.9%	9.0%	1.6%	0.9%	6.3%

        We believe the increases in our comparable revenues in fiscal year 2004 were primarily the result of a higher level of consumer spending, in general, with a higher increase coming from the affluent luxury customer that we serve. In addition, we believe the increases in our comparable revenues were driven by sales events conducted by our Specialty Retail stores and by the growth of internet sales for Neiman Marcus Direct. In fiscal year 2004, internet sales by Neiman Marcus Direct were $241.8 million, an increase of over 50% from fiscal year 2003.

        Comparable revenues for the Brand Development Companies increased in fiscal year 2004, with increases of 40.3% for Kate Spade LLC and 17.8% for Gurwitch Products, L.L.C. (which was sold on July 27, 2006).

        Cost of goods sold including buying and occupancy costs (excluding depreciation).    COGS was 63.3% of revenues in fiscal year 2004 compared to 64.9% of revenues in fiscal year 2003. The decrease in COGS as a percentage of revenues was primarily due to:

  •
  the decrease in product costs by approximately 1.0% as a percentage of revenues; and

  •
  the decrease in buying and occupancy costs by approximately 0.6% as a percentage of revenues.

        The lower product costs as a percentage of revenues realized were a function of a lower level of net markdowns required to be taken by the Specialty Retail stores during fiscal year 2004, offset, in part, by slightly higher markdowns for Neiman Marcus Direct. Net markdowns decreased as a percentage of revenues by 0.7% in fiscal year 2004 compared to fiscal year 2003. We believe the lower level of markdowns was due to (1) an improvement in economic conditions that resulted in higher sales and the discontinuance of various promotional sales activities conducted by us in fiscal year 2003, primarily in the second fiscal quarter of fiscal year 2003 and (2) our continued emphasis on both inventory management and full-price selling. For Specialty Retail stores, full-price sales increased in fiscal year 2004 compared to fiscal year 2003.

        We received vendor allowances to reimburse us for markdowns taken or to support the gross margins we earned in connection with the sales of the vendors' merchandise of $79.3 million, or 2.3% of revenues, in fiscal year 2004 and $83.4 million, or 2.7% of revenues, in fiscal year 2003. While the dollar value of the vendor reimbursements received decreased as a percentage of revenues by 0.4% in fiscal year 2004, primarily due to a higher level of full-price selling, this decrease did not have an adverse effect on the margins we realized.

        Buying and occupancy costs decreased by 0.6% as a percentage of revenues during fiscal year 2004 compared to fiscal year 2003 primarily due to the leveraging of fixed expenses over the higher level of revenues we generated in fiscal year 2004, including 1) payroll expenses, which decreased approximately 0.2% as a percentage of revenues and 2) rent and related occupancy expenses, which decreased approximately 0.3% as a percentage of revenues.

        Selling, general and administrative expenses (excluding depreciation).    SG&A expenses were 25.6% of revenues in fiscal year 2004 compared to 27.0% of revenues in fiscal year 2003.

        The net decrease in selling, general and administrative expenses as a percentage of revenues in fiscal year 2004 was primarily due to productivity improvements in various expense categories, including:

  •
  payroll, which decreased approximately 0.8% as a percentage of revenues;

  •
  advertising, which decreased approximately 0.3% as a percentage of revenues; and

  •
  employee benefits, which decreased approximately 0.1% as a percentage of revenues, as a result of the higher level of revenues in fiscal year 2004, as well as the control and containment of variable expenses. In fiscal year 2004, employee benefit expenses increased by approximately 10% from fiscal year 2003; however, such expenses were lower as a percentage of revenues in fiscal year 2004 due to the higher level of revenues.

        In addition, selling, general and administrative expenses decreased as a percentage of revenues in fiscal year 2004 as a result of:

  •
  the reduction in preopening costs, which decreased approximately 0.1% as a percentage of revenues; and

  •
  a $3.7 million tax benefit, which represented approximately 0.1% of revenues, recorded in the second fiscal quarter of fiscal year 2004 as a result of conclusions on certain sales tax and unclaimed property examinations for which the agreed-on settlements were less than the amounts we previously estimated.

        We opened no new stores in fiscal year 2004. In fiscal year 2003, we incurred preopening expenses of $8.0 million in connection with the opening of two Neiman Marcus stores in Florida in the first fiscal quarter of fiscal year 2003, the opening of a new clearance center store in the Denver, Colorado area in the second fiscal quarter of fiscal year 2003, the grand opening of the remodeled and expanded Neiman Marcus store in Las Vegas in the second fiscal quarter of fiscal year 2003 and the opening of another new clearance center in Miami, Florida in the fourth fiscal quarter of fiscal year 2003.

        The decreases in selling, general and administrative expenses as a percentage of revenues were partially offset by higher costs for incentive compensation, which increased approximately 0.4% as a percentage of revenues in fiscal year 2004 as a result of the increased operating profits we generated.

        Income from credit card operations, net.    Our income from credit card operations, net was $55.7 million, or 1.6% of revenues, in fiscal year 2004 compared to $53.3 million, or 1.7% of revenues, in fiscal year 2003.

        The net income generated by our credit card portfolio, as a percentage of revenues, declined 0.1% as a percentage of revenues in fiscal year 2004 compared to fiscal year 2003 primarily as a result of (1) a $7.6 million reduction in income, approximately 0.2% as a percentage of revenues, due to the required amortization during the Transition Period of the premium associated with the carrying value of the Retained and Sold Interests, as more fully described in Note 2 of the notes to our audited consolidated financial statements and (2) a decrease in the yield earned on the credit card portfolio attributable to a decrease in the average days the receivables are outstanding prior to customer payment, which decreased finance charge income by approximately 0.1% as a percentage of revenues. These reductions in the income from the credit card portfolio were offset, in part, by a lower level of bad debts, which decreased approximately 0.1% as a percentage of revenues, and a $2.4 million decrease in the required monthly interest distributions to the holders of the Sold Interests in fiscal year 2004, which decreased approximately 0.1% as a percentage of revenues. During the period our revolving credit securitization program qualified for Off-Balance Sheet Accounting, the interest distributions were charged to income from credit card operations. With the transition from Off-Balance Sheet Accounting to Financing Accounting that began in December 2003, these distributions were charged to interest expense.

        Depreciation expense.    Depreciation expense was $99.0 million, or 2.8% of revenues, in fiscal year 2004 compared to $82.9 million, or 2.7% of revenues, in fiscal year 2003. The increase in depreciation as a percentage of revenues was primarily due to a higher level of capital spending in recent years.

        Impairment and other charges.    In the fourth fiscal quarter of fiscal year 2004, we recorded a $3.9 million pretax impairment charge related to the writedown to fair value of the net carrying value of the Chef's Catalog tradename intangible asset based upon current and anticipated future revenues associated with the brand.

        Segment operating earnings.    Operating earnings for the Specialty Retail stores segment were $310.6 million for fiscal year 2004 compared to $198.2 million for fiscal year 2003. This 56.7% increase was primarily the result of increased revenues, reduced markdowns and net decreases in both buying and occupancy expenses and selling, general and administrative expenses as percentages of revenues.

        Operating earnings for Neiman Marcus Direct increased to $61.3 million in fiscal year 2004 from $45.8 million for fiscal year 2003 primarily as a result of increased revenues and net decreases in both buying and occupancy costs and selling, general and administrative expenses as a percentage of revenues offset, in part, by slightly higher markdowns.

        Interest expense, net.    Net interest expense was $15.9 million in fiscal year 2004 and $16.3 million in fiscal year 2003. The decrease in net interest expense was primarily due to increases in both capitalized interest charges associated with store construction and remodeling activities and higher interest income.

        The decrease in net interest expense was offset, in part, by an increase in the interest expense attributable to the monthly interest distributions to the holders of the Sold Interests that began to be charged to interest expense in December 2003 as a result of the discontinuance of Off-Balance Sheet Accounting.

        As a result of a higher level of cash generated by operations, we incurred no borrowings on our revolving credit facility to fund seasonal working capital requirements in fiscal year 2004. Seasonal borrowings under our revolving credit facility reached $80 million in the second fiscal quarter of fiscal year 2003 and were repaid prior to the end of the quarter.

        Income taxes.    Our effective income tax rate was 36.7% for fiscal year 2004 and 38.5% for fiscal year 2003. In the second fiscal quarter of fiscal year 2004, we recognized a net income tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, our effective tax rate was 39.0% for fiscal year 2004 as compared to 38.5% for fiscal year 2003. This increase in our effective tax rate was primarily due to higher state income taxes.

Inflation and Deflation

        We believe changes in revenues and net earnings that have resulted from inflation or deflation have not been material during the periods presented. In recent years, we have experienced certain inflationary conditions related to 1) increases in product costs due primarily to changes in foreign currency exchange rates that have reduced the purchasing power of the U.S. dollar and 2) increases in SG&A. We purchase a substantial portion of our inventory from foreign suppliers whose costs are affected by the fluctuation of their local currency against the dollar or who price their merchandise in currencies other than the dollar. Accordingly, changes in the value of the dollar relative to foreign currencies may increase our cost of goods sold and if we are unable to pass such cost increases to our customers, our gross margins, and ultimately our earnings, would decrease. Fluctuations in the euro-U.S. dollar exchange rate affect us most significantly; however, we source goods from numerous countries and thus are affected by changes in numerous currencies and, generally, by fluctuations in the U.S. dollar relative to such currencies. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, foreign currency fluctuations could have a material adverse effect on our business, financial condition and results of operations in the future. We attempt to offset the effects of inflation through price increases and control of expenses, although our ability to increase prices may be limited by competitive factors. We attempt to offset the effects of merchandise deflation, which has occurred on a limited basis in recent years, through control of expenses. There is no assurance, however, that inflation or deflation will not materially affect our operations in the future.

Liquidity and Capital Resources

        Our cash requirements consist principally of:

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  the funding of our merchandise purchases;

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  capital expenditures for new store construction, store renovations and upgrades of our management information systems;

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  debt service requirements;

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  income tax payments; and

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  obligations related to our Pension Plan.

        Our primary sources of short-term liquidity are comprised of cash on hand and availability under our Asset-Based Revolving Credit Facility. The amounts of cash on hand and borrowings under the Asset-Based Revolving Credit Facility are influenced by a number of factors, including revenues, working capital levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments and debt service obligations following the Transactions, Pension Plan funding obligations and our tax payment obligations, among others.

        Our working capital requirements fluctuate during the fiscal year, increasing substantially during the first and second quarters of each fiscal year as a result of higher seasonal levels of inventories and accounts receivable (prior to the Credit Card Sale in July 2005). We have typically financed the increases in working capital needs during the first and second fiscal quarters with cash flows from operations and cash provided from borrowings under our credit facilities. During year-to-date fiscal year 2006 period, we financed our seasonal increases in working capital with cash flows from operations and borrowings under our Asset-Based Revolving Credit Facility. During the first quarter of fiscal year 2006, we borrowed $150 million under our Asset-Based Revolving Credit Facility. We repaid these borrowings in the second quarter of fiscal year 2006.

        Historically, our primary sources of short-term liquidity were comprised of cash on hand and availability under our revolving credit facility. The amount of cash on hand and borrowings under the revolving credit facility were influenced by a number of factors, including revenues, working capital levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments, Pension Plan funding obligations and tax payment obligations, among others. Following the closing of the Transactions, our primary sources of short-term liquidity are cash on hand and availability under our new senior secured Asset-Based Revolving Credit Facility. We expect that the amount of cash on hand and borrowings under our new senior secured Asset-Based Revolving Credit Facility will continue to be influenced by the factors described above and, in addition, the additional debt service obligations to which we became subject following the Transactions.

        We believe that operating cash flows, available vendor financing and amounts available pursuant to our senior secured Asset-Based Revolving Credit Facility will be sufficient to fund our operations and debt service requirements, including Pension Plan funding requirements, contractual obligations and commitments, anticipated capital expenditure requirements and our debt service obligations, through the end of 2006.

Thirty-Nine Weeks Ended April 29, 2006

        At April 29, 2006, cash and equivalents were $109.0 million compared to $337.6 million at April 30, 2005. Net cash provided by operating activities was $283.9 million in 2006 compared to $190.0 million in 2005. Cash flows related to operating activities were higher in the year-to-date fiscal year 2006 period primarily due to the Credit Card Sale in July 2005. In the year-to-date fiscal year 2005 period (prior to the Credit Card Sale), we funded an increase in accounts receivable of $114.3 million while in the year-to-date fiscal year 2006 period (subsequent to the Credit Card Sale), we funded an increase in accounts receivable of $26.9 million.

        Net cash used for investing activities was $5,294.9 million in the year-to-date fiscal year 2006 period which consisted of 1) $5,156.4 million paid in connection with the Acquisition and 2) $138.5 million for capital expenditures. Net cash used in investing activities was $173.9 million in the year-to-date fiscal year 2005 period primarily for $150.8 million of capital expenditures and $37.5 million cash restricted for the repayment of the outstanding indebtedness on our Credit Card Facility, offset by $14.4 million in cash proceeds from the sale of Chef's Catalog. We incurred capital expenditures in the year-to-date fiscal year 2006 period related to the construction of new stores in San Antonio and Boca Raton and the remodels of our San Francisco, Houston, Beverly Hills, Newport Beach and Bergdorf Goodman stores. We opened our San Antonio store in September 2005 and opened our Boca Raton store in November 2005.

        Net cash provided by financing activities was $4,266.6 million in the year-to-date fiscal year 2006 period as compared to net cash used for financing activities of $46.9 million in the year-to-date fiscal year 2005 period. Proceeds from debt incurred in connection with the Transactions, net of issuance costs, aggregated $3,222.1 million and cash equity contributions received in connection with the Transactions aggregated $1,427.7 million. In the year-to-date fiscal year 2006 period, we also repaid our $150.0 million of seasonal borrowings under our Asset-Based Revolving Credit Facility, paid $134.7 million for the redemption of our 2008 Notes pursuant to our call of such notes for redemption in connection with the Transactions and repaid $100.0 million principal amount of borrowings on the Senior Term Loan Facility.

Fiscal Year 2005

        We generated cash from operations, prior to changes in operating assets and liabilities, of $929.7 million in fiscal year 2005 compared to $367.8 million in fiscal year 2004. This $561.9 million increase in cash generated from operations was primarily due to the net cash received from the Credit Card Sale of $533.7 million and higher sales and earnings levels realized in fiscal year 2005. Net cash provided by operating activities was $845.4 million in fiscal year 2005 and $52.6 million in fiscal year 2004. In fiscal year 2004, the cash generated from operations was reduced by the increase in accounts receivable, including our undivided interests in the NMG Credit Card Master Trust, from $265.7 million at August 2, 2003 to $551.7 million at July 31, 2004. This increase in accounts receivable is attributable both to a higher investment in accounts receivable due to higher revenues during fiscal year 2004 and the discontinuation of Off-Balance Sheet Accounting beginning in December 2003, as more fully described in Note 2 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

        Net cash used for investing activities was $228.8 million in fiscal year 2005 compared to $117.3 million in the fiscal year 2004. The increase in cash used for investing activities in fiscal year 2005 was primarily due to a higher level of capital expenditures in fiscal year 2005 and $40.7 million of cash restricted in fiscal year 2005 for the repayment of the outstanding indebtedness under our revolving credit securitization program, partly offset by $14.4 million of proceeds from the Chef's Catalog Disposition in November 2004.

        Capital expenditures were $202.5 million in fiscal year 2005 and $120.5 million in the fiscal year 2004. We incurred capital expenditures in fiscal year 2005 related to the ongoing construction of new stores in San Antonio and Boca Raton and the remodels of our San Francisco, Houston, Beverly Hills, Newport Beach and Bergdorf Goodman stores. We opened our San Antonio store in September 2005 and expect to open our Boca Raton store in November 2005. We completed the renovation of our store in Newport Beach in the third fiscal quarter of fiscal year 2005. We currently project capital expenditures for fiscal year 2006 to be approximately $160 million to $170 million primarily for new store construction, store renovations and upgrades to information systems, including warehousing systems and a new human capital management system. In support of our store construction and renovations, we expect to receive construction allowances of $20 million to $30 million in fiscal year 2006. We are currently continuing the remodeling of our San Francisco and Houston stores as well as the main Bergdorf Goodman store. We expect to complete the expansion and renovation of the San Francisco and Houston stores in the spring of 2006.

        Net cash used for financing activities was $131.5 million in fiscal year 2005. Net cash provided by financing activities was $226.1 million in fiscal year 2004. In fiscal year 2005, we repaid $112.5 million of borrowings under our revolving credit securitization program and paid dividends of $27.4 million. In fiscal year 2004, we recorded $225.0 million of borrowings under the Credit Card Facility as a consequence of the discontinuance of Off-Balance Sheet Accounting and incurred no borrowings on our Credit Agreement. In addition, we repurchased approximately $7.6 million of our stock pursuant to our stock repurchase program and paid dividends of $12.6 million in fiscal year 2004.

Financing Structure

        Our major sources of funds are comprised of vendor financing, a $600.0 million Asset-Based Revolving Credit Facility, $1,975.0 million Senior Secured Term Loan Facility, $700.0 million Senior Notes, $500.0 million Senior Subordinated Notes, $125.0 million 2028 Debentures and operating leases.

        Senior Secured Asset-Based Revolving Credit Facility.    On October 6, 2005, in connection with the Transactions, the Company entered into a credit agreement and related security and other agreements for a senior secured Asset-Based Revolving Credit Facility with Deutsche Bank Trust Company Americas as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provides financing of up to $600.0 million, subject to a borrowing base equal to at any time the lesser of 80% of eligible inventory (valued at the lower of cost or market value) and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the Transactions, the Company utilized $150.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $16.5 million for letters of credit. In the second quarter of fiscal year 2006, the Company repaid all loans under the Asset-Based Revolving Credit Facility. As of April 29, 2006, the Company had $573.2 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million and after giving effect to $26.8 million used for letters of credit.

        The Asset-Based Revolving Credit Facility provides that the Company has the right at any time to request up to $200.0 million of additional commitments, but the lenders are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. If the Company was to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased to up to $800.0 million, but the Company's ability to borrow would still be limited by the amount of the borrowing base.

        Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at the Company's option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is 0% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin is subject to adjustment based on the historical availability under the Asset-Based Revolving Credit Facility. In addition, the Company is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. If the average revolving loan utilization is 50% or more for any applicable period, the commitment fee will be reduced to 0.250% for such period. The Company must also pay customary letter of credit fees and agency fees.

        If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, the Company will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than $60 million or an event of default has occurred, the Company will be required to repay outstanding loans and cash collateralize letters of credit with the cash the Company is required to deposit daily in a collection account maintained with the agent under the Asset-Based Revolving Credit Facility. The Company may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 6, 2010.

        All obligations under the Asset-Based Revolving Credit Facility are guaranteed by Parent and certain of the Company's existing and future domestic subsidiaries (excluding, among others, Kate Spade LLC). As of April 29, 2006, the liabilities of the Company's non-guarantor subsidiaries totaled approximately $38.1 million, or 0.7% of consolidated liabilities, and the assets of the Company's non-guarantor subsidiaries aggregated approximately $194.0 million, or 2.9% of consolidated total assets. All obligations under the Company's Asset-Based Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the Company's assets and the assets of Parent and the Company's subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility (subsidiary guarantors), including:

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  a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by the Company or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by the Company and the subsidiary guarantors, certain related assets and proceeds of the foregoing; and

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  a second-priority pledge of 100% of the Company's capital stock and certain of the capital stock held by the Company, Parent or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

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  a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the Company, Parent and each subsidiary guarantor, including a significant portion of the Company's material owned and leased real property (which currently consists of a majority of the Company's full-line retail stores) and equipment.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor will not constitute collateral under the Company's Asset-Based Revolving Credit Facility to the extent that such securities cannot secure the Company's 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under the Company's Asset-Based Revolving Credit Facility will include shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations. Stock of the Company's Brand Development Companies and their assets also will not constitute collateral under the Company's Asset-Based Revolving Credit Facility.

        The Company's Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict its ability and the ability of its subsidiaries to:

  •
  incur additional indebtedness;

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  pay dividends on the Company's capital stock or redeem, repurchase or retire the Company's capital stock or indebtedness;

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  make investments, loans, advances and acquisitions;

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  create restrictions on the payment of dividends or other amounts to the Company from its subsidiaries that are not guarantors;

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  engage in transactions with the Company's affiliates;

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  sell assets, including capital stock of the Company's subsidiaries;

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  consolidate or merge;

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  create liens; and

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  enter into sale and lease back transactions.

        The covenants limiting dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of other indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that the Company must have at least $75.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility and that the Company must be in pro forma compliance with the fixed charge coverage ratio described below.

        Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require the Company to comply with any financial ratio maintenance covenants, if less than $60.0 million were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, the Company would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.1 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

        Senior Secured Term Loan Facility.    On October 6, 2005, in connection with the Transactions, the Company entered into a credit agreement and related security and other agreements for a $1,975.0 million Senior Secured Term Loan Facility with Credit Suisse as administrative agent and collateral agent. The full amount of the Senior Secured Term Loan Facility was borrowed on October 6, 2005. In the second quarter of fiscal year 2006, the Company repaid $100.0 million principal amount of the loans under the Senior Secured Term Loan Facility.

        Borrowings under the Senior Secured Term Loan Facility bear interest at a rate per annum equal to, at the Company's option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The applicable margin is 1.5% with respect to base rate borrowings and 2.5% with respect to LIBOR borrowings. The interest rate on the outstanding borrowings pursuant to the Senior Secured Term Loan Facility was 7.49% at July 6, 2006.

        The credit agreement governing the Senior Secured Term Loan Facility requires the Company to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if the Company's total leverage ratio is less than a specified ratio and will be reduced to 0% if the Company's total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement). If a change of control (as defined in the credit agreement) occurs, the Company will be required to offer to prepay all outstanding term loans, at a prepayment price equal to 101% of the principal amount to be prepaid, plus accrued and unpaid interest to the date of prepayment. The Company also must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

        The Company may voluntarily prepay outstanding loans under the Senior Secured Term Loan Facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans. If the Company repays all or any portion of the Senior Secured Term Loan Facility prior to October 6, 2006 (other than a prepayment that is made with certain designated asset sale proceeds), the Company must pay 101% of the principal amount to be repaid. There is no scheduled amortization under the Senior Secured Term Loan Facility. The principal amount of the loans outstanding is due and payable in full on April 6, 2013.

        All obligations under the Senior Secured Term Loan Facility are unconditionally guaranteed by Parent and each direct and indirect domestic subsidiary of the Company that guarantees the obligations of the Company under its Asset-Based Revolving Credit Facility. All obligations under the Senior Secured Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the Company's assets and the assets of its Parent and the subsidiary guarantors, including:

  •
  a first-priority pledge of 100% of the Company's capital stock and certain of the capital stock held by the Company, Parent or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

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  a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the Company, Parent and each subsidiary guarantor, including a significant portion of the Company's material owned and leased real property (which currently consists of a majority of the Company's full-line retail stores) and equipment, but excluding, among other things, the collateral described in the following bullet point; and

  •
  a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by the Company or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by the Company and the subsidiary guarantors, certain related assets and proceeds of the foregoing.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor will not constitute collateral under the Company's Senior Secured Term Loan Facility to the extent that such securities cannot secure the 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under the Company's Senior Secured Term Loan Facility will include shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations. Stock of the Company's Brand Development Companies and their assets also will not constitute collateral under the Company's Senior Secured Term Loan Facility.

        The credit agreement governing the Senior Secured Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Senior Notes and additional covenants related to the security arrangements for the Senior Secured Term Loan Facility. The credit agreement also contains customary affirmative covenants and events of default.

        2028 Debentures.    In May 1998, the Company issued $125.0 million aggregate principal amount of its 2028 Debentures. In connection with the Transactions, the Company equally and ratably secured the 2028 Debentures by a first lien security interest on certain collateral subject to liens granted under the Company's Senior Secured Credit Facilities constituting (a) (i) 100% of the capital stock of certain of the Company's existing and future domestic subsidiaries, and (ii) 100% of the non-voting stock and 65% of the voting stock of certain of the Company's existing and future foreign subsidiaries and (b) certain of the Company's principal properties that include a majority of the Company's full-line stores, in each case, to the extent required by the terms of the indenture governing the 2028 Debentures. The 2028 Debentures contain covenants that restrict the Company's ability to create liens and enter into sale and lease back transactions. The collateral securing the 2028 Debentures will be released upon the release of liens on such collateral under the Company's Senior Secured Credit Facilities and any other debt (other than the 2028 Debentures) secured by such collateral. Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary will not constitute collateral under the 2028 Debentures to the extent such property does not constitute collateral under the Company's Senior Secured Credit Facilities as described above. The 2028 debentures are guaranteed on an unsecured, senior basis by our Parent.

        Senior Notes.    On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $700.0 million aggregate original principal amount of 9.0% / 9.75% Senior Notes under a senior indenture (Senior Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Indenture. The Senior Notes mature on October 15, 2015.

        For any interest payment period through October 15, 2010, the Company may, at its option, elect to pay interest on the Senior Notes entirely in cash (Cash Interest) or entirely by increasing the principal amount of the outstanding Senior Notes or by issuing additional Senior Notes (PIK Interest). Cash Interest on the Senior Notes accrues at the rate of 9% per annum. PIK Interest on the Senior Notes accrues at the rate of 9.75% per annum. After October 15, 2010, the Company will make all interest payments on the Senior Notes entirely in cash. All Senior Notes mature on October 15, 2015 and have the same rights and benefits as the Senior Notes issued on October 6, 2005. Interest on the

Senior Notes is payable quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing on January 15, 2006.

        The Senior Notes are guaranteed, jointly and severally, on an unsecured, senior basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee the Company's obligations under its Senior Secured Credit Facilities and by Parent. The Senior Notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior obligations and rank (i) equal in the right of payment with all of the Company's and the guarantors' existing and future senior indebtedness, including any borrowings under the Company's Senior Secured Credit Facilities and the guarantees thereof and the Company's 2028 Debentures; and (ii) senior to all of the Company's and its guarantors' existing and future subordinated indebtedness, including the Senior Subordinated Notes due 2015 and the guarantees thereof. The Senior Notes also are effectively junior in priority to the Company's and its guarantors' obligations under all secured indebtedness, including the Company's Senior Secured Credit Facilities, the 2028 Debentures, and any other secured obligations of the Company, in each case, to the extent of the value of the assets securing such obligations. In addition, the Senior Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes, but under certain circumstances, the Company may be required to offer to purchase Senior Notes as described below. The Company may from time to time acquire Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the Senior Notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the Senior Notes, in whole or in part, at a redemption price equal to 104.5% of principal amount, declining annually to 100% of the principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Notes at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company. At any time prior to October 15, 2010, the Company also may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Senior Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Indenture), each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the Senior Notes contains covenants that limit the Company's ability and certain of its subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay dividends on the Company's capital stock or redeem, repurchase or retire the Company's capital stock or subordinated indebtedness;

  •
  make investments;

  •
  create restrictions on the payment of dividends or other amounts to the Company from its restricted subsidiaries that are not guarantors of the notes;

  •
  engage in transactions with the Company's affiliates;

  •
  sell assets, including capital stock of the Company's subsidiaries;

  •
  consolidate or merge;

  •
  create liens; and

  •
  enter into sale and lease back transactions.

        The Company's Brand Development Companies are not subject to the covenants contained in the Senior Indenture. The Senior Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately.

        Senior Subordinated Notes.    On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $500.0 million aggregate principal amount of 10.375% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Subordinated Indenture. The Senior Subordinated Notes mature on October 15, 2015. Interest on the Senior Subordinated Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 2006.

        The Senior Subordinated Notes are guaranteed, jointly and severally, on an unsecured, senior subordinated basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee the Company's obligations under its Senior Secured Credit Facilities and by Parent. The Senior Subordinated Notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior subordinated obligations and rank (i) junior to all of the Company's and the guarantors' existing and future senior indebtedness, including the Senior Notes and any borrowings under the Company's Senior Secured Credit Facilities, and the guarantees thereof and the Company's 2028 Debentures; (ii) equally with any of the Company's and the guarantors' future senior subordinated indebtedness; and (iii) senior to any of the Company's and the guarantors' future subordinated indebtedness. In addition, the Senior Subordinated Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes, but, under certain circumstances, the Company may be required to offer to purchase Senior Subordinated Notes as described below. The Company may from time to time acquire Senior Subordinated Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the Senior Subordinated Notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the Senior Subordinated Notes, in whole or in part, at a redemption price equal to 105.188% of principal amount, declining annually to 100% of principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Subordinated Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 110.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company.

        At any time prior to October 15, 2010, the Company also may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus an applicable premium, as provided in the Senior Subordinated Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), the Company will make an offer to purchase all of the Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the Senior Subordinated Notes contains covenants substantially similar to those applicable to the Company's Senior Notes described above. The Senior Subordinated Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately, subject to certain exceptions.

        Redemption of 2008 Notes.    In May 1998, the Company issued $125.0 million aggregate principal amount of its 2008 Notes. Upon closing of the Transactions, the Company called its 2008 Notes for redemption pursuant to their terms. On November 7, 2005, the Company used $134.7 million of reserved cash to redeem its 2008 Notes, which included a call premium of $6.2 million plus accrued interest of $3.5 million through the redemption date.

Brand Development Companies

        As described below under "—Investments in Brand Development Companies," we sold our investment in Gurwitch Products, L.L.C. on July 27, 2006 and the put and call provisions are currently exercisable under the operating agreements with respect to our investment in Kate Spade LLC. The minority investors in Kate Spade LLC have exercised their put option (although we and such minority investors are continuing to pursue discussions regarding a possible sale of Kate Spade LLC while the put valuation process proceeds). We have not determined how we would fund the purchase price of the minority interests in the event the put provisions were to be exercised and consummated. We currently anticipate that sufficient funds for such purchase would be available from cash on hand, additional indebtedness (which may include, to the extent permitted by the terms thereof, in whole or in part, borrowings under our new senior secured Asset-Based Revolving Credit Facility) and additional equity, although no assurance can be given that this will be the case, given the uncertainty as to when or whether any such put provision will be exercised and consummated or as to the amount we might be required to pay as a result thereof.

Contractual Obligations and Commitments

        The following table summarizes our estimated significant contractual cash obligations and other commercial commitments at July 30, 2005, after giving pro forma effect to the Transactions and the redemption after the closing of our 2008 notes, and taking into account the Credit Card Sale and the Chef's Catalog Disposition.

	Payments Due By Period
	Total	Fiscal Year 2006	Fiscal Years 2007-2008	Fiscal Years 2009-2010	Fiscal Year 2011 and Beyond
	(in thousands)
Contractual obligations
Senior secured term loan facility(1)	$1,975,000	$—	$—	$—	$1,975,000
Senior notes	700,000	—	—	—	700,000
Senior subordinated notes	500,000	—	—	—	500,000
Existing 2028 debentures	125,000	—	—	—	125,000
Interest requirements	1,935,300	221,100	501,000	500,500	712,700
Operating lease obligations	774,400	44,100	88,500	86,700	555,100
Minimum pension funding obligation(2)	—	—	—	—	—
Other long-term liabilities(3)	48,500	3,800	7,800	8,900	28,000
Construction commitments	76,000	48,000	28,000	—	—
Inventory purchase commitments(4)	1,058,600	1,058,600	—	—	—

	$7,192,800	$1,375,600	$625,300	$596,100	$4,595,800

(1)
$100.0 million of term loans under this facility were prepaid in the second quarter of fiscal year 2006.

(2)
Minimum pension funding requirements are not included above as such amounts are not currently quantifiable for all periods presented. In fiscal year 2006, we will not be required to make any contributions to our pension plan. During fiscal year 2005, we made a $20.0 million voluntary contribution to our Pension Plan.

(3)
Other long-term liabilities of $121.0 million reflected on our balance sheet at July 30, 2005 include our obligations related to our supplemental retirement and postretirement health care benefit plans. The expected benefit payments for these obligations (through 2015), as currently estimated by our actuaries, are reflected in the table above. The timing of the expected payments for our remaining long-term liabilities, primarily for other employee benefit plans and arrangements, are not currently estimable.

(4)
In the normal course of our business, we issue purchase orders to vendors/suppliers for merchandise. Our purchase orders are not unconditional commitments but, rather represent executory contracts requiring performance by the vendors/suppliers, including the delivery of the merchandise prior to a specified cancellation date and the compliance with product specifications, quality standards and other requirements. In the event of the vendor's failure to meet the agreed upon terms and conditions, we may cancel the order.

	Amount of Commitment By Expiration Period
	Total	Fiscal Year 2006	Fiscal Years 2007-2008	Fiscal Years 2009-2010	Fiscal Year 2011 and Beyond
	(in thousands)
Other commercial commitments
Senior secured asset-based revolving credit facility(1)	$600,000	$—	$—	$—	$600,000
Other lending facilities	10,000	10,000	—	—	—
Letters of credit	15,900	15,900	—	—	—
Surety bonds	4,100	4,100	—	—	—

	$630,000	$30,000	$—	$—	$600,000

(1)
$600.0 million was available from the borrowing base under our new senior secured asset-based revolving credit facility on the closing date of the Transactions, of which we borrowed on such date $150.0 million as a result of our seasonal working capital requirements (and arranged for the issuance of approximately $16.5 million of letters of credit). As of July 30, 2005, on a pro forma basis after giving effect to the Transactions and the redemption after the closing of our 2008 notes, we would have had no borrowings outstanding under our new senior secured asset-based revolving credit facility. Our working capital requirements are greatest in the first and second fiscal quarters as a result of higher seasonal requirements. See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Seasonality."

        In addition to the items presented above, our other principal commercial commitments are comprised of common area maintenance costs, tax and insurance obligations and contingent rent payments.

        At August 1, 2005 (the most recent measurement date), our actuarially calculated projected benefit obligation for our Pension Plan was $361.4 million and the fair value of the assets was $288.3 million. Our policy is to fund the Pension Plan at or above the minimum amount required by law. In fiscal year 2005, we made a voluntary contribution of $20.0 million in the third fiscal quarter for the plan year ended July 31, 2004. In fiscal year 2004, we made voluntary contributions of $30.0 million in the second fiscal quarter and $15.0 million in the fourth fiscal quarter for the plan year ended July 31, 2003. Based upon currently available information, we will not be required to make contributions to the Pension Plan for the plan year ended July 31, 2005.

Investments in Brand Development Companies

        We currently own a 56% interest in Kate Spade LLC, which designs and markets high-end designer handbags and accessories, and sold on July 27, 2006 our former 51% interest in Gurwitch Products, L.L.C., which designs and markets the Laura Mercier cosmetics line. Our investments in and relationships with Kate Spade LLC are governed by an operating agreement that provides for an orderly transition process in the event any investor wishes to sell its interest, or purchase another investor's interest. Among other things, this operating agreement contains currently exercisable put option provisions entitling each minority investor to put their interest to us, and currently exercisable call option provisions entitling us to purchase each minority investor's interest, at a purchase price mutually agreed to by the parties. The purchase price will be determined by the parties or, in the event the parties are unable to agree on a mutually acceptable price, by a mutually acceptable nationally recognized investment banking firm, subject to certain conditions. We may elect to defer the consummation of a put option for a period of six months by cooperating with the other investors in seeking either a sale of Kate Spade LLC to a third party or a public offering of Kate Spade LLC's securities. If a sale to a third party or public offering of Kate Spade LLC's securities is not consummated within six months after the exercise of the put option (which period may be automatically extended for an additional two months if a registration statement for Kate Spade LLC is filed with the SEC), we are obligated to consummate the put option. Under the terms of the Kate Spade LLC operating agreement, consummation of the put option shall occur within thirty days after the determination of the valuation with respect to the exercise of the put option, unless we have elected to defer the consummation of the put option for the six-month period referred to above, and should a third party sale or public offering of Kate Spade LLC occur within such six-month period, we are required to pay the Kate Spade LLC investors the excess, if any, of the put option valuation price for their interest over the amount they realize through the third party sale or public offering.

        In April 2005, the minority investors in Kate Spade LLC exercised the put option described above with respect to the full amount of their stake in such company. We subsequently entered into a standstill agreement to postpone the put process while we engaged in discussions with the minority investors of Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company. The standstill agreement, as extended, expired on March 21, 2006, but the parties are continuing to pursue discussions regarding a possible sale of such company while the put valuation process proceeds. Although such discussions are ongoing, no assurance can be given that they will ultimately lead to any transaction. It is possible that we may be required to purchase the shares of the minority investors in Kate Spade LLC pursuant to the option as early as the first quarter of fiscal year 2007.

        On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million.

Critical Accounting Policies

        Our accounting policies are more fully described in Note 1 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus. As disclosed in Note 1 of the notes to our audited consolidated financial statements, the preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of our audited consolidated financial statements appearing elsewhere in this prospectus.

        While we believe that our past estimates and assumptions have been materially accurate, the amounts we have currently estimated are subject to change if different assumptions as to the outcome of future events were made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. We make adjustments to our assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying audited consolidated financial statements.

        We believe the following critical accounting policies encompass the more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Purchase Accounting

        We have accounted for the Acquisition in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," whereby the purchase price paid to effect the Acquisition is allocated to state the acquired assets and liabilities at fair value. The Acquisition and the allocation of the purchase price have been recorded as of October 1, 2005, the beginning of our October 2005 accounting period. In connection with the preliminary purchase price allocation, we have made estimates of the fair values of our long-lived and intangible assets based upon assumptions related to future cash flows, discount rates and asset lives utilizing currently available information. As of April 29, 2006, we have recorded preliminary purchase accounting adjustments to increase the carrying value of our property and equipment and inventory, to establish intangible assets for our tradenames, customer lists and favorable lease commitments and to revalue our long-term benefit plan obligations, among other things. This allocation of the purchase price is preliminary and subject to our review and finalization of asset valuations.

        As of April 29, 2006, we have recorded the following preliminary purchase accounting adjustments to increase the carrying values to estimated fair values based upon preliminary valuation results:

(in millions)
Property and equipment	$135.9
Customer lists	586.3
Favorable lease commitments	480.0
Tradenames	1,691.1
Goodwill	1,681.0
Long-term benefit plan obligations, primarily pension obligations	57.6

        Further revisions to the purchase price allocation will be made as additional information becomes available and such revisions could be material.

Revenues

        Revenues include sales of merchandise and services, net commissions earned from leased departments in our retail stores and delivery and processing revenues related to merchandise sold. Revenues from our retail operations are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from Neiman Marcus Direct are recognized when the merchandise is delivered to the customer. We maintain reserves for anticipated sales returns primarily based on our historical trends related to returns by our retail and direct marketing customers. Our reserves for anticipated sales returns aggregated $60.4 million at April 29, 2006, $52.6 million at April 30, 2005, $35.7 million at July 30, 2005 and $31.5 million at July 31, 2004.

Merchandise Inventories and Cost of Goods Sold

        We utilize the retail method of accounting for substantially all of our merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

        Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

        The areas requiring significant management judgment related to the valuation of our inventories include (1) setting the original retail value for the merchandise held for sale, (2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and (3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include (1) determination of original retail values for merchandise held for sale, (2) identification of declines in perceived value of inventories and processing the appropriate retail value markdowns and (3) overly optimistic or conservative estimation of shrinkage. We believe our merchandise valuation and pricing controls minimize the risk that our inventory values would be materially misstated.

        Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. We receive certain allowances to reimburse us for markdowns taken and/or to support the gross margins earned in connection with the sales of the vendor's merchandise. We recognize these allowances as an increase to gross margin when the allowances are earned and approved by the vendor. Other allowances we receive represent reductions to the amounts paid to acquire the merchandise. We recognize these allowances as a reduction in the cost of the acquired merchandise resulting in an increase to gross margin at the time the goods are sold. The amount of vendor reimbursements we received did not have a significant impact on the year-over-year change in gross margin during fiscal year 2005, fiscal year 2004 or fiscal year 2003. We received vendor reimbursements of $51.5 million in the year-to-date fiscal year 2006 period, $47.4 million in the year-to-date fiscal year 2005 period, $83.5 million in fiscal year 2005, $79.3 million in fiscal year 2004 and $83.4 million in fiscal year 2003.

Accounts Receivable

        Accounts receivable primarily consist of (1) third-party credit card receivables, (2) the net trade receivables of the Brand Development Companies and (3) prior to July 7, 2005, the receivables related to our proprietary credit card program. Historically, we extended credit to certain of our customers pursuant to our proprietary retail credit card program. Following the Credit Card Sale, HSBC will extend credit to customers under our proprietary credit card arrangements under the Neiman Marcus and Bergdorf Goodman brand names.

        Prior to the Credit Card Sale.    Prior to the Credit Card Sale, our proprietary credit card arrangements generated finance charge income, which was recognized as income when earned and was recorded as income from credit card operations. In addition, we maintained reserves for potential credit losses by evaluating the collectibility of our accounts receivable based on a combination of factors, including analysis of historical trends, aging of accounts receivable, write-off experience and expectations of future performance. Net finance charge income recognized in fiscal year 2005 prior to the Credit Card Sale was $69.4 million.

        We securitized our proprietary credit card program in September 2000 pursuant to the Credit Card Facility whereby we transferred substantially all of our credit card receivables to a qualifying trust. At the inception of the Credit Card Facility, the trust issued certificates representing undivided interests in the credit card receivables in the face amount of $225.0 million to third-party investors ("Sold Interests"). We held certificates ("Retained Interests") representing the excess of the credit card receivables over the Sold Interests. Prior to December 2003, the monthly transfers to the trust related to the Sold Interests qualified to be accounted for as sales ("Off-Balance Sheet Accounting"). As a result, we removed the $225.0 million of credit card receivables sold from our balance sheet at the inception of the credit card securitization facility and our $225.0 million repayment obligation to the holders of the certificates representing the Sold Interests was not required to be shown as a liability on our consolidated balance sheet. During the period of Off-Balance Sheet Accounting, we recognized, as income from credit card operations, the income we earned pursuant to the Credit Card Facility consisting primarily of gains on the monthly transfers of new receivables to the trust related to the Sold Interests, income on our Retained Interests and service fee income.

        Beginning in December 2003, our subsequent transfers to the Trust ceased to qualify for Off-Balance Sheet Accounting. Rather, credit card receivables transferred to the Trust after November 2003 remained on our balance sheet and were recorded as secured borrowings. From December 2003 until the date of the Credit Card Sale, our entire credit card portfolio were included in accounts receivable and the outstanding borrowings under the credit card securitization facility were shown as a liability in our consolidated balance sheet.

        Beginning in April 2005, cash collections were used by the Trust to repay the $225.0 million principal balance of the Class A Certificates in monthly installments of $37.5 million.

        Subsequent to the Credit Card Sale.    On July 7, 2005, HSBC purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts. The total purchase price was approximately $647 million, consisting of approximately $534 million in net cash proceeds and the assumption of approximately $113 million of outstanding debt under our Credit Card Facility. We recognized a gain of $6.2 million in connection with the Credit Card Sale.

        As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit cards and non-card payment plans bearing our brands and we receive from HSBC ongoing payments related to credit card sales and compensation for marketing and servicing activities. In addition, we continue to handle key customer service functions, initially including new account processing, most transaction authorization, billing adjustments, collection services and customer inquiries. We record the HSBC Program Income as income from credit card operations. Such amounts aggregated $43.7 million in the year-to-date fiscal year 2006 period and $2.2 million in fiscal year 2005.

Long-Lived Assets

        Property and equipment are stated at historical cost less accumulated depreciation. For financial reporting purposes, we compute depreciation principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over five to 30 years while fixtures and equipment are depreciated over three to 15 years. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over three to ten years.

        To the extent that we remodel or otherwise replace or dispose of property and equipment prior to the end of the assigned depreciable lives, we could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. We reassess the depreciable lives of our long-lived assets in an effort to reduce the risk of significant losses or gains at disposition and the utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans. In fiscal year 2005, we made adjustments to rent and depreciation aggregating approximately $5.0 million, or 0.1% of revenues, made in the second and third fiscal quarters of fiscal year 2005 in connection with our review of the amortization periods assigned to our leased property and equipment and deferred real estate credits. Our reassessments of depreciable lives had no material impact on our operating results in fiscal year 2004 or fiscal year 2003.

        We assess the recoverability of the carrying values of our store assets annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates of cash flows include estimates of future revenues, gross margin rates and store expenses and are based upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of our more mature stores. To the extent our estimates for revenue growth and gross margin improvement are not realized, future annual assessments could result in impairment charges. No store impairment charges were recorded in either of fiscal years 2005, 2004 or 2003.

        We assess the recoverability of goodwill and intangible assets annually and upon the occurrence of certain events. The recoverability assessment requires us to make judgments and estimates regarding the fair values. The fair values are determined using estimated future cash flows, including growth assumptions for future revenues, gross margin rates and other estimates. To the extent that our estimates are not realized, future assessments could result in impairment charges. In the fourth fiscal quarter of fiscal year 2004, we recorded a $3.9 million pretax impairment charge related to the writedown to fair value of the net carrying value of the Chef's Catalog tradename intangible asset.

Advertising and Catalog Costs

        We incur costs to advertise and promote the merchandise assortment offered by both Specialty Retail stores and Neiman Marcus Direct. Advertising costs incurred by our Specialty Retail stores consist primarily of print media costs related to promotional materials mailed to our customers. These costs are expensed at the time of mailing to the customer. Advertising costs incurred by Neiman Marcus Direct relate to the production, printing and distribution of our print catalogs and the production of the photographic content on our websites. We amortize the costs of print catalogs during the periods we expect to generate revenues from such catalogs, generally three to six months. We expense the costs incurred to produce the photographic content on our websites at the time the images are first loaded onto the website. We expense website design costs as incurred.

Gift Cards

        We sell gift cards at our Specialty Retail stores and through Neiman Marcus Direct. Unredeemed gift cards aggregated $30.2 million at April 29, 2006, $25.8 million at April 30, 2005, $25.6 million at July 30, 2005 and $21.8 million at July 31, 2004. The gift cards sold to our customers have no stated expiration dates and are subject to actual and /or potential escheatment rights in various of the jurisdictions in which we operate. As a result, we have not reversed any unredeemed gift card balances into income in the interim periods through April 29, 2006 or in fiscal years 2005, 2004 or 2003 pending a final determination as to the invalidity of current and potential escheatment claims in any applicable jurisdictions with respect to the unredeemed balances of gift cards.

Loyalty Programs

        We maintain customer loyalty programs in which customers accumulate points for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts. Generally, points earned in a given year must be redeemed no later than ninety days subsequent to the end of the annual program period.

        The estimates of the costs associated with the loyalty programs require us to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by our customers. Our customers redeem a substantial portion of the points earned in connection with our loyalty programs for gift cards. At the time the qualifying sales giving rise to the loyalty program points are made, we defer the portion of the revenues on the qualifying sales transactions equal to the estimate of the retail value of the gift cards to be issued upon conversion of the points to gift cards. We record the deferral of revenues related to gift card awards under our loyalty programs as a reduction of revenues. In addition, we charge the cost of all other awards under our loyalty programs to cost of goods sold. We deferred revenues related to anticipated gift card awards of $22.1 million in the year-to-date fiscal year 2006 period, $18.5 million in the year-to-date fiscal year 2005 period, $23.8 million in fiscal year 2005, $20.8 million in fiscal year 2004 and $17.8 million in fiscal year 2003 and charged costs of goods sold for the anticipated costs of all other awards of $3.7 million in the year-to-date fiscal year 2006 period, $4.8 million in the year-to-date fiscal year 2005 period, $4.9 million in fiscal year 2005, $6.1 million in fiscal year 2004 and $4.9 million in fiscal year 2003.

Pension Plan

        We sponsor a noncontributory defined benefit pension plan covering substantially all full-time employees. In calculating our pension obligations and related pension expense, we make various assumptions and estimates after consulting with outside actuaries and advisors. The annual determination of pension expense involves calculating the estimated total benefits ultimately payable to plan participants and allocating this cost to the periods in which services are expected to be rendered. We use the projected unit credit method in recognizing pension liabilities. The Pension Plan is valued annually as of the beginning of each fiscal year.

        Significant assumptions related to the calculation of our pension obligation include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by plan participants. We review these actuarial assumptions annually based upon currently available information.

        The assumed discount rate utilized is based on a broad sample of Moody's high quality corporate bond yields as of the measurement date. The projected benefit payments are matched with the yields on these bonds to determine an appropriate discount rate for the plan. The discount rate is utilized principally in calculating the actuarial present value of our pension obligation and net pension expense. At July 30, 2005, the discount rate was 5.5%. To the extent the discount rate increases or decreases, our pension obligation is decreased or increased, accordingly. The estimated effect of a 0.25% decrease in the discount rate would increase the pension obligation by $15.0 million and increase annual pension expense by $1.7 million.

        The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. In fiscal year 2005, the target allocation of our Pension Plan assets was equity securities (approximately 80%) and fixed income securities (approximately 20%). We periodically evaluate the allocation between investment categories of the assets held by the Pension Plan. The expected average long-term rate of return on assets is based principally on the counsel of our outside actuaries and advisors. We utilize this rate primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather, this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather, this loss increases pension expense over approximately 12 to 18 years. During fiscal year 2005, we utilized 8.0% as the expected long-term rate of return on plan assets.

        The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. We utilized a rate of 4.5% for the periods beginning August 1, 2005. This rate is utilized principally in calculating the pension obligation and annual pension expense. A 0.25% increase in the assumed rate of compensation increase is estimated to increase the pension obligation by $2.3 million and increase annual pension expense by $0.5 million.

Self-insurance and Other Employee Benefit Reserves

        We use estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. We base these estimates upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party actuaries. Projected claims information may change in the future and may require us to revise these accruals. Self-insurance reserves including general liability, workers' compensation and health insurance aggregated $43.2 million at July 30, 2005 and $39.1 million at July 31, 2004. Other employee benefit reserves including short-term disability, supplemental executive retirement benefits and postretirement health care benefits aggregated $94.4 million at July 30, 2005 and $84.1 million at July 31, 2004.

Income Taxes

        We are routinely under audit by federal, state or local authorities in the areas of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, we accrue charges for probable exposures. Based on our annual evaluations of tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, our effective tax rate in a given financial statement period could be materially impacted. Our effective income tax rate was 38.5% for the thirty weeks ended April 29, 2006. Our effective income tax rate for the nine weeks ended October 1, 2005 was 37.0%, resulting in an effective tax rate of 37.9% for the combined year-to-date fiscal year 2006 period. In the fourth fiscal quarter of fiscal year 2005, we recognized tax benefits of $7.6 million related to a favorable settlement associated with previous state tax filings and reductions in previously recorded deferred tax liabilities. Excluding these benefits, our effective tax rate was 38.6% for fiscal year 2005. In the second fiscal quarter of fiscal year 2004, we also recognized a tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, our effective tax rate was 39.0% for fiscal year 2004.

Litigation

        We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgments as well as the potential range of any losses. We determine the required accruals after a careful review of the facts of each significant legal action. Our accruals may change in the future due to new developments in these matters.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). This standard is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and its related implementation guidance. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and was effective for the first interim period or annual reporting period beginning after June 15, 2005. We adopted SFAS No. 123(R) as of the beginning of our first quarter of fiscal year 2006 using the modified prospective method, which requires companies to record stock compensation for all unvested and new awards as of the adoption date. Accordingly, we have not restated the prior period amounts presented herein. See Note 5 for further description of our stock-based compensation.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The cumulative effect of initially applying FIN 47 will be recognized as a change in accounting principle. We are in the process of evaluating the expected effect of FIN 47, if any, on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        The market risk inherent in the Company's financial instruments represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading purposes. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities. The Company is exposed to interest rate risk through its borrowing activities, which are described in Note 5 to our audited consolidated financial statements and Note 8 to our Parent's unaudited condensed consolidated financial statements appearing elsewhere herein.

        As of April 29, 2006, the Company had no borrowings outstanding under its Asset-Based Revolving Credit Facility that bears interest at floating rates. Future borrowings under the Company's Asset-Based Revolving Facility, to the extent of outstanding borrowings, would be affected by interest rate changes.

        At April 29, 2006, the Company had $1,875.0 million of debt under its Senior Secured Term Loan Facility issued in connection with the Transactions that bears interest at floating rates. A 1% increase in these floating rates would increase annual interest expense by approximately $18.7 million.

        The Company uses derivative financial instruments to help manage its interest rate risk. Effective December 6, 2005, the Company entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreements terminate after five years. As of the effective date, the Company designated the interest rate swaps as cash flow hedges. As a result, changes in the fair value of the swaps are recorded subsequent to the effective date as a component of other comprehensive income.

        At April 29, 2006, the fair value of the Company's interest rate swap agreements was a gain of approximately $19.4 million, which amount is included in other assets. As a result of the swap agreements, the Company's effective fixed interest rates as to the $1,000.0 million in floating rate indebtedness will range from 6.931% to 7.499% per quarter and result in an average fixed rate of 7.285%.

        The Company uses derivative financial instruments to manage foreign currency risk related to the procurement of merchandise inventories from foreign sources. The Company enters into foreign currency contracts denominated in the euro and British pound. The Company had foreign currency contracts in the form of forward exchange contracts in the notional amounts of approximately $38.9 million as of April 29, 2006 and approximately $35.7 million as of April 30, 2005. The market risk inherent in these instruments was not material to the Company's consolidated financial position, results of operations or cash flows in the year-to-date fiscal year 2006 period.

        The effects of changes in the U.S. equity and bond markets serve to increase or decrease the value of Pension Plan assets, resulting in increased or decreased cash funding by the Company. The Company seeks to manage exposure to adverse equity and bond returns by maintaining diversified investment portfolios and utilizing professional investment managers.

INDUSTRY OVERVIEW

General Overview of Retail Market

        The retail industry sells goods to the general public through a variety of formats, including department stores, mass merchandisers, specialty stores, deep discount chains, drug stores, supermarkets, club stores and restaurants. The principal ways in which retailers differentiate themselves from their competitors include shopping environment, customer service, pricing and product assortment. The retail industry also serves a broad range of vendors whose products form a key differentiating factor among retailers themselves. Typical retail locations include street level boutiques or specialty stores, stores in shopping malls, and off-mall shopping centers. Vendors and retailers also frequently utilize direct to consumer distribution channels through the internet and catalogs.

        Retail customers range from the deep discount customer who may frequent a "dollar" store for weekly shopping needs to a high-end consumer who shops for clothes and accessories at luxury retailers. To address the needs of our customers, retailers can apply a variety of pricing strategies. For example, discounters are known for their everyday low pricing philosophy while many specialty apparel retailers apply a "high-low" pricing strategy where goods are sold for full price in the height of the season and subsequently discounted when the season has ended.

Luxury Apparel and Accessories Market

        We operate a national chain serving the luxury apparel and accessories segment of the U.S. retail industry, and our stores offer merchandise in a variety of categories, including apparel, shoes, handbags, accessories, home furnishings and precious and designer jewelry. For a description of the percentages of our revenues generated by each of our major merchandise categories, see "Business—Merchandise."

        As a luxury retailer, we have arrangements with luxury-branded fashion vendors to market and sell their merchandise. These vendor relationships are critical for luxury retailers as the selection of high-end goods serves as a key differentiating factor among competitors. Competition for access to luxury goods can be intense as luxury-branded fashion vendors typically manage the distribution and marketing of their merchandise to maximize the perception of brand exclusivity and to facilitate the sale of their goods at premium prices.

        Luxury-branded fashion vendors generally offer their apparel and accessories through a limited number of retail stores, which can be divided into three general categories: specialty stores, vendor-owned proprietary boutiques and high-end department stores.

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  Specialty stores. Specialty stores generally offer products from a limited number of vendors and are typically located in affluent locations in major metropolitan areas. Although they can be larger, a typical specialty store format is small in size (perhaps 3,000 to 10,000 square feet) and primarily carries women's merchandise. We believe we have differentiated our business from specialty stores through the breadth and depth of our merchandise assortment, our customer service, our loyalty programs and national brands. Specialty stores include Fred Segal and Henri Bendel.

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  Vendor-owned proprietary boutiques. Many vendors own or operate proprietary boutiques. These boutiques are smaller stores that typically sell only the vendor's own brand but with a deep selection across a wide number of merchandise categories. We believe we have differentiated ourselves from vendor-owned proprietary boutiques through the breadth of the brands we offer, our customer service and our loyalty programs.

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  High-end national department stores. We also compete with high-end national department store operators such as Saks Fifth Avenue and Nordstrom—each of which currently operate more stores across the United States than we do, and Barney's New York, which operates fewer stores than we do. We believe our strategy of opening stores in a gradual and selective manner has enabled us to maintain a consistent luxury shopping experience throughout all of our stores and to maintain the value of our brand versus competitors that operate stores in less exclusive markets. Furthermore, we believe we have differentiated ourselves from our national competitors in varying degrees through our distinctive merchandise assortment, which we believe is more upscale than the other high-end department store chains, excellent customer service, prime real estate locations and our elegant shopping environments.

        We believe that the following factors benefit luxury retailers:

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  attractive demographic trends, including increasing wealth concentration and an aging baby boomer population;

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  growing consumer demand for prestige brands and exclusive products;

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  retail consumption patterns of affluent consumers that are generally less influenced by economic cycles than middle- or lower-income consumers;

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  higher price points and limited distribution of luxury merchandise, which have generally protected high-end specialty retailing from the growth of discounters and mass merchandisers;

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  aggressive marketing by luxury brands; and

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  consumer trends towards aspirational lifestyles.

Customer Demographics

        We target an upscale customer base in the United States that is one of the fastest growing segments of the population, primarily baby boomers, 45 to 64 years old, and households with incomes in excess of $200,000.

        We believe affluent consumers are generally less influenced by economic cycles than middle or lower income consumers because their affluence leaves their spending habits less affected by temporary economic downturns. We believe that the increasing concentration of wealth in our core customer segment has positively impacted the sales of luxury goods. In addition, we believe consumers are increasingly "trading up", focusing on buying "affordable luxuries" and aspirational brands.

Strategic Use of the Outlet Channel

        Outlet centers are typically located outside suburban areas and generally have a smaller footprint than the relevant parent company's full-line stores. Many retailers and luxury-branded fashion vendors rely on outlets to sell out-of-season or aging merchandise without negatively impacting the quality of their brand. Examples of retailers with a significant outlet presence include Nordstrom (Nordstrom Rack), Saks Fifth Avenue (Off 5th) and Polo Ralph Lauren (Outlet Store). We currently operate 18 clearance centers to provide an efficient and controlled outlet for the sale of end-of-season clearance merchandise.

Credit Card Operations

        Retailers have three types of credit card sales: proprietary credit (the retailer provides the credit and owns the receivables), private-label credit (a third party manages the program and owns the receivables while the retailer's name is displayed on the credit card) and third-party or bank cards (a bank provides the credit, owns the receivables, and imprints its name on the card).

        There are several factors that retailers consider when evaluating proprietary card operations. Proprietary credit programs are costly to maintain and can distract retailers from focusing on the core business of retailing. Retailers make money from the interest charged, but the costs of administering the program, and collecting on delinquent accounts can be high. Losses from uncollectible customer receivables are frequently incurred as well. However, customers paying with credit cards tend to spend more than customers paying with cash. Furthermore, proprietary and private-label cards lend themselves to effective marketing and enhance customer loyalty. Lists of credit card holders can support sales by helping retailers provide information to target customers for special events, promotions and private sales. Credit card operations, if well managed, also can add significantly to profitability.

        A number of retail companies have recently sold their credit card operations to third-party operators (i.e., moving from a proprietary to a private label card). In addition to our credit card sale described under "The Credit Card Sale," recent examples include Federated Department Stores, Saks Incorporated, Marshall Field's and Sears, Roebuck & Co.

BUSINESS

Overview

        We are one of the nation's leading luxury retailers, offering distinctive merchandise and excellent customer service that cater to the needs of the affluent consumer. Since our founding in the early 1900s, we have established ourselves as a leading fashion authority among luxury consumers and have become a premier U.S. retail channel for many of the world's most exclusive designers. Currently, we operate 36 Neiman Marcus full-line stores at prime retail locations in major U.S. markets and two Bergdorf Goodman stores on Fifth Avenue in New York City. We also operate catalogs and e-commerce websites under the brands Neiman Marcus®, Bergdorf Goodman® and Horchow® and own a majority interest in Kate Spade LLC, which designs and markets high-end accessories. On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C., which designs and markets Laura Mercier® cosmetics. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, we generated revenues of $3,821.9 million and $3,234.9 million, respectively and operating earnings of $411.5 million and $309.3 million, respectively.

        We operate an integrated, multi-channel retailing model as described below:

        Specialty Retail.    Our specialty retail store operations ("Specialty Retail") consist primarily of our 36 Neiman Marcus stores and two Bergdorf Goodman stores. We also operate 18 clearance centers to provide an outlet for the sale of end-of-season clearance merchandise. Over our past five fiscal years, Specialty Retail has achieved a compounded annual growth rate, or CAGR, in revenues of 4.9%. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, Specialty Retail accounted for 81.2% and 81.3% respectively of our total revenues.

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  Neiman Marcus Stores.  Neiman Marcus stores offer distinctive luxury merchandise, including women's couture and designer apparel, contemporary sportswear, handbags, fashion accessories, shoes, cosmetics, men's clothing and furnishings, precious and designer jewelry, decorative home accessories, fine china, crystal and silver, children's apparel and gift items. We locate our Neiman Marcus stores at carefully selected venues that cater to our target customers in major metropolitan markets across the United States, and design our stores to provide a feeling of residential luxury by blending art and architectural details from the communities in which they are located. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, our full-line Neiman Marcus stores and clearance centers accounted for 70.4% and 70.3%, respectively, of our total revenues and 86.8% and 86.4%, respectively, of Specialty Retail revenues.

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  Bergdorf Goodman Stores.  Bergdorf Goodman is a premier luxury retailer in New York City well known for its couture merchandise, opulent shopping environment and landmark Fifth Avenue locations. Bergdorf Goodman features high-end apparel, fashion accessories, shoes, traditional and contemporary decorative home accessories, precious and designer jewelry, cosmetics and gift items. During fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, our Bergdorf Goodman stores accounted for 10.7% and 11.0%, respectively, of our total revenues and 13.2% and 13.6%, respectively, of Specialty Retail revenues.

        Neiman Marcus Direct.    Our upscale direct-to-consumer operation ("Neiman Marcus Direct") conducts catalog and online sales of fashion apparel, accessories and home furnishings through the Neiman Marcus brand, catalog and online sales of home furnishings and accessories through the Horchow brand, and online sales of fashion apparel and accessories through the Bergdorf Goodman brand.

        In fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, Neiman Marcus Direct generated revenues of $592.1 million, or 15.5%, and $504.0 million, or 15.6%, respectively, of our total revenues, with over one million customers making a purchase through one of our catalogs or websites in fiscal year 2005. Our catalog business circulated over 100 million catalogs in fiscal year 2005. We regularly send e-mails to over 1.7 million e-mail addresses, alerting our customers to our newest merchandise and the latest fashion trends. Over the last five fiscal years, Neiman Marcus Direct has achieved a CAGR in revenues of 7.9%.

Our Competitive Strengths

        We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We believe that the combination of the following competitive strengths differentiates our business:

        Premier Luxury Retailer.    With a heritage dating back over 100 years, we have established ourselves as a leading fashion authority among consumers seeking fine luxury apparel and accessories. We believe that we have differentiated ourselves in the U.S. luxury retail segment through our overall shopping experience, which includes our distinctive merchandise selection, excellent customer service, elegant shopping environments and prime store locations. Our buyers have developed strong relationships with preeminent luxury-branded fashion vendors around the world, which enhances the breadth and quality of our merchandise selection.

        Focus on Customer Service.    A key component of our premier shopping experience is our relationship-based customer service model. We have knowledgeable, professional and well-trained sales associates who are paid primarily on a commission basis. We empower all of our sales associates to act as personal shoppers and encourage them to develop long-term sales relationships with our customers rather than merely facilitate individual transactions. In addition, according to the 2005 National Retail Foundation annual compensation and benefits survey, our sales associate turnover rate is significantly below the average for U.S. retailers overall. We believe this low turnover rate further contributes to the quality and experience of our professional sales force.

        Industry-Leading Program.    We also achieve substantial customer loyalty through our InCircle loyalty program at Neiman Marcus and Bergdorf Goodman, which focuses on our most active customers. The InCircle program, which we originally developed over 20 years ago for our Neiman Marcus stores and believe to be one of the first preferred customer loyalty programs of its kind, allows customers to accumulate points for qualifying purchases that can be redeemed for a wide variety of gifts, ranging from gift cards to designer merchandise and trips to exotic locations. The program also includes marketing features consisting of private, in-store events, special magazine issues that feature the latest fashion trends and luxury lifestyle articles and additional marketing campaigns. We believe our InCircle programs generate higher than average transaction sizes, repeat visits and overall customer loyalty. For example, using data from our private label credit card holders, we estimate that in calendar years 2004 and 2005, InCircle members visited our Neiman Marcus stores over five times more frequently than non-members, and spent three times as much per visit and almost 20 times as much in total as non-members. Approximately 46% of revenues at Neiman Marcus stores in calendar years 2004 and 2005 were generated by our InCircle members.

        Long-Standing Partnerships with Our Vendors.    Our highly experienced team of buyers has developed strong relationships with preeminent luxury vendors around the world. Our brand identity, affluent customer base and positioning as a retailer of exclusive or limited distribution luxury merchandise and design collections, coupled with our scale and geographic footprint, together create an attractive distribution channel for luxury-branded fashion vendors. Through each of our channels, our suppliers can showcase their products and reach a broad audience of their target customers. In addition, our vendor base is diverse, with no single vendor representing more than 5% of the cost of our total purchases in fiscal year 2005. The breadth of our sourcing helps mitigate risks associated with a single brand or designer.

        Significant Market Penetration From Integrated Multi-Channel Model.    We offer products through our complementary Neiman Marcus Direct and Specialty Retail businesses, which enables us to maximize our brand recognition and strengthen our customer relationships across all channels. Our well-established catalog and online operation expands our reach beyond the trading area of our retail stores, as approximately 50% and 46%, respectively, of our Neiman Marcus Direct customers in fiscal year 2005 and the first three fiscal quarters of fiscal year 2006 were located outside of the trade areas of our existing retail locations. We also use our catalogs and e-commerce websites as selling and marketing tools to increase the visibility and exposure of our brand and generate customer traffic within our retail stores. We believe the combination of our retail stores and direct selling efforts is the main reason that our multi-channel customers spend more on average than our single-channel customers (approximately 3.5 times more in fiscal year 2005 and 3.6 times more in the first three fiscal quarters of fiscal year 2006).

        Strong Financial Performance with Significant Cash Flow Generation.    We have exhibited strong financial performance in recent years, marked by increased comparable revenues, growth in our Neiman Marcus Direct business, margin expansion and steady cash flow generation. Our revenues have grown at a CAGR of 5.6% over the last five fiscal years and Neiman Marcus Direct's revenues have grown at a CAGR of 7.9% over the last five fiscal years. We believe our strong financial performance is driven primarily by the distinctive merchandise assortment we offer our customers, the strong relationship our sales force has with customers whose spending is relatively resistant to economic fluctuations, and our focus on full-price selling.

        Our Business Model and Customer Base Provide Consistent Performance Through Business Cycles.    We have experienced an annual increase in comparable revenues during nine of the past ten fiscal years. Over this period, the only fiscal year in which we experienced a decline in comparable revenues was fiscal year 2002, which was adversely affected by the difficult economic environment at the time and the impact of the terrorist attacks of September 11, 2001. We believe that our quick recovery and strong financial performance since fiscal year 2002 illustrate the strength of our competitive position and the resilient nature of our business model, which is due in part to the relative affluence of our customer base. In addition, we believe our prudent store expansion policy and operational focus on enhancing the profitability of our existing store base have benefited our financial performance.

        Highly Experienced Executive Management Team with a Proven Track Record.    We have an experienced and deep management team committed to maintaining operational excellence. Our senior management team is composed of eight seasoned retail executives who average more than 18 years of retail industry experience and more than ten years with our company. Our executive management team is led by Burton Tansky, who has held executive leadership roles in the luxury retail market for over 30 years, including 15 years with our company in a number of different executive positions, such as Chairman and Chief Executive Officer of Bergdorf Goodman, Chairman and Chief Executive Officer of Neiman Marcus Stores and President and Chief Operating Officer of The Neiman Marcus Group, Inc.

Our Business Strategy

        We intend to pursue the following key elements of our current business strategy:

        Continue to Provide a Premier Luxury Retail Experience.    We intend to continue to provide a premier luxury retail experience by executing our strategy of providing customers with an upscale shopping experience and excellent customer service. We have a long history of offering a distinctive selection of merchandise in an opulent setting with superior, relationship-based customer service that caters to the needs of our affluent customers. We believe our retail model has made our stores a destination for high-end consumers and created a loyal customer base and a valuable brand.

        Continue to Drive Improved Productivity at Existing Stores.    We believe we have historically achieved high sales productivity and strong profitability through our intense focus on full-price selling, disciplined inventory management and expense control. We intend to continue to improve our store operations and profitability by:

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  identifying and promoting high-growth merchandise categories, which in the past have included fine apparel, shoes, handbags, contemporary sportswear and precious and designer jewelry; this strategy has, for example, contributed to an increase in contemporary sportswear sales of almost 28% at Neiman Marcus stores during fiscal year 2005 compared to fiscal year 2004 and 13% at Neiman Marcus stores during the first three fiscal quarters of fiscal year 2006 compared to the comparable period in fiscal year 2005;

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  identifying and investing in stores that we believe have significant growth potential, including making capital improvements, adding sales associates, increasing our marketing efforts and enhancing the depth and breadth of store inventories; and

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  increasing our penetration of select customer segments through targeted sales and marketing programs, including creating relationship managers to help match customers to sales associates who best fit their needs.

        Strategically Invest in New Stores and Remodels.    We plan to continue our disciplined investment program in opening new stores and remodeling existing stores, targeting on a long-term basis an average annual square footage growth of between 2% and 3%.

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  New Store Openings. We have gradually increased the number of our stores over the past ten years, growing our full-line Neiman Marcus and Bergdorf Goodman store base from 28 stores at the beginning of fiscal year 1995 to our current 38 stores. Prior to entering a new market, we conduct demographic and lifestyle studies to identify attractive retail markets with a high concentration of our target customers. We believe that additional markets throughout the United States can profitably support our retail stores and we plan to continue our prudent and conservative approach to new store openings in the future. In addition, we believe new store opportunities will continue to emerge as other metropolitan markets develop and mature. We recently opened new stores in San Antonio and Boca Raton and currently plan to open new stores in Charlotte in Fall 2006, Austin in Spring 2007, suburban Boston in Fall 2007, Long Island, the greater Los Angeles area in Fall 2008, Bellevue in Spring 2009 and Princeton in Spring 2010. In total, we expect that these planned new stores will add over 740,000 square feet of new store space over approximately the next four years, representing an almost 14% increase in square footage as compared to the current aggregate square footage of our full-line Neiman Marcus and Bergdorf Goodman stores.

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  Store Remodels. We plan to continue our successful store remodeling program. We generally experience an increase in comparable revenues and sales per square foot at stores that undergo a remodel or expansion. In addition to improving the overall shopping environment, a large number of our remodels also involve significant growth in the square footage of the store's selling area. In the past three fiscal years, we have added 71,000 square feet to our Las Vegas store, 30,000 square feet to our Newport Beach store and, most recently, 56,000 square feet to our San Francisco store for which the final phases of the renovation are planned to be completed by the spring of 2006. Also, we have major remodels underway at our Houston and Bergdorf Goodman stores.

        Continue to Grow our Neiman Marcus Direct Business.    Our Neiman Marcus Direct business has achieved significant revenue and profit growth over the last five fiscal years. The revenues and operating margins of Neiman Marcus Direct have grown from $493.5 million and 9.3%, respectively, in fiscal year 2003 to $592.1 million and 12.7%, respectively, in fiscal year 2005. The operating margin of

Neiman Marcus Direct was 15.0% in the first three fiscal quarters of fiscal year 2006 compared to 12.2% in the first three fiscal quarters of 2005. Our online sales remain the fastest growing component of Neiman Marcus Direct, generating $313.1 million in revenues in fiscal year 2005, as compared to $157.1 million in fiscal year 2003. The average order value of our online sales has also increased by approximately 35% over the same time period. Through continued investment in our catalogs and e-commerce websites, we expect to build on our success in this channel in the future. Some of our recent and upcoming initiatives for Neiman Marcus Direct include:

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  our conversion of BergdorfGoodman.com from an information-only to a fully transactional website;

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  partnering with vendors to launch co-branded e-commerce capabilities on their websites, utilizing our growing internet infrastructure and order fulfillment expertise; and

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  the creation of a separate website, through which we will sell end-of-season and past season clearance merchandise as a way to more efficiently liquidate inventory.

        Continue to Invest in Our Employees.    Our seasoned management team, our talented buyers and our experienced sales associates are key assets of our business. Our strategy is to continue to invest in our employees as we believe they are the primary driver of our strong financial performance and market status. Consistent with our strategy, we plan to continue to invest in our tailored and intensive employee training programs, in which our sales associates receive extensive training in customer service, selling skills and product knowledge. These programs average over 120 hours per year per employee. In addition, we have a 15-week Executive Development Program, which provides the theoretical understanding and practical experience necessary for a career in Neiman Marcus merchandising. The program includes both classroom based learning and on-the-job rotations through different divisions of our business.

        Continue to Invest in Our Distribution Facilities, Support Functions and Information Technology.    We believe that investment in our distribution facilities, support functions and information technology is a vital component of our long-term business goals and objectives. Our investments in logistics allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management and improving our profitability and cash flow. For example, during fiscal year 2004, we expanded our distribution center in Longview, Texas. As part of this expansion, we realigned the warehouse space, enabling us to strengthen our "locker stock" inventory management program. With this program, we maintain certain key inventory items centrally, allowing us to restock inventory at individual stores more efficiently and to maximize opportunities for full-price selling. In addition, our sales associates can use the program to ship items directly to our customers, thereby improving customer service and increasing productivity.

Customer Service and Marketing

        We are committed to providing our customers with a premier shopping experience through our relationship-based customer service model, with superior merchandise selection and elegant store settings of our stores. Critical elements to our customer service approach are:

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  knowledgeable, professional and well-trained sales associates;

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  marketing programs designed to promote customer awareness of our offerings of the latest fashion trends;

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  loyalty programs designed to cultivate long-term relationships with our customers; and

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  facilitating the extension of credit to our customers through our proprietary credit card program.

Sales Associates

        We seek to maintain a sales force of knowledgeable, professional and well-trained sales associates to deliver personal attention and service to our customers through our relationship-based customer service model. We compensate our sales associates primarily on a commission basis and provide them with training in the areas of customer service, selling skills and product knowledge. Our sales associates participate in active clienteling programs designed to maintain contact with our customers between store visits and to ensure that our customers are aware of the latest merchandise offerings and fashion trends that we present in our stores. We empower our sales associates to act as personal shoppers and in many cases, as the personal style advisor to our customers. We actively monitor and analyze the service levels in our stores in order to maximize sales associate productivity and store profitability. In addition, according to the 2005 National Retail Federation annual compensation and benefits survey, our sales associate turnover rate is significantly below the average for U.S. retailers overall. We believe our low turnover rate further contributes to the quality and experience of our professional sales force.

Marketing Programs

        We conduct a wide variety of marketing programs to support our sales associates in the communication of fashion trends to our customers in order to create fashion excitement and enhance our customer relationships. The programs include both in-store events and targeted, brand-consistent print media communications.

        We maintain an active calendar of in-store events to promote our sales efforts. The activities include in-store visits and trunk shows by leading designers featuring the newest fashions from the designer, in-store promotions of the merchandise of selected designers or merchandise categories, often through events conducted in connection with our loyalty programs, and participation in charitable functions in each of our markets. Past trunk shows and in-store promotions at our Neiman Marcus and Bergdorf Goodman stores have featured designers such as Chanel, Giorgio Armani and Oscar de la Renta.

        Through our print media programs, we mail various publications to our customers communicating upcoming in-store events, new merchandise offerings and fashion trends. In connection with these programs, Neiman Marcus produces The Book® approximately eight to nine times each year. The Book is a high-quality publication featuring the latest fashion trends, is mailed on a targeted basis to our customers and has a yearly printing in excess of 3.3 million. Our other print publications include The Book for Men, the Bergdorf Goodman Magazine and specific designer mailers. Recently, we added The Addition, which identifies for our younger, aspirational customers, as well as our core customers, "must have items" for the current season.

        We also believe that the print catalog and on-line operations of Neiman Marcus Direct promote brand awareness, which benefits the operations of our retail stores.

Loyalty Programs

        We maintain loyalty programs under the InCircle® name designed to cultivate long-term relationships with our customers. Our loyalty programs focus on our most active customers. These programs include marketing features, including private in-store events, special magazine issues, as well as the ability to accumulate points for qualifying purchases. Increased points are periodically offered in connection with in-store promotional and other events. Upon attaining specified point levels, customers may redeem their points for a wide variety of gifts ranging from gift cards to designer merchandise and trips to exotic locations. Approximately 46% of revenues at Neiman Marcus stores in calendar years 2004 and 2005 were generated by our InCircle® members. Beginning in calendar 2006, we transitioned customers in our previous Bergdorf Goodman loyalty program to our InCircle® loyalty program.

Proprietary Credit Card Program

        We maintain a proprietary credit card program through which we facilitate the extension of credit to customers under the "Neiman Marcus" and "Bergdorf Goodman" names.

        On July 7, 2005, HSBC purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts. The total purchase price was approximately $647 million, consisting of approximately $534 million in net cash proceeds and the assumption of approximately $113 million of outstanding debt under our Credit Card Facility.

        As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit cards and non-card payment plans bearing our brands and we receive from HSBC ongoing payments related to credit card sales and compensation for marketing and servicing activities (HSBC Program Income). In addition, we continue to handle key customer service functions, primarily customer inquiries. As part of this transaction, we are changing, and will continue to change, the terms of credit offered to our customers following the Credit Card Sale. In addition, HSBC will have discretion over certain policies and arrangements with credit card customers and may change these policies and arrangements in ways that affect our relationship with these customers. Any such changes in our credit card arrangements may adversely affect our credit card program and ultimately, our business. During the third quarter of fiscal year 2006, we outsourced the processing of data with respect to our proprietary credit card program to HSBC as provided for in the program agreement with HSBC. For more information, see "The Credit Card Sale" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

        Historically, our customers holding a proprietary credit card have tended to shop more frequently and have a higher level of spending than customers paying with cash or third-party credit cards. In fiscal year 2005 and the first three fiscal quarters of fiscal year 2006, approximately 54% of our revenues were transacted through our proprietary credit cards.

        We utilize data captured through our proprietary credit card program in connection with promotional events and customer relationship programs targeting specific customers based upon their past spending patterns for certain brands, merchandise categories and store locations.

Merchandise

        Our percentages of revenues (exclusive of revenues generated by leased departments) by major merchandise category for The Neiman Marcus Group, Inc. is as follows:

	Fiscal Years Ended			Thirty-nine Weeks Ended
	July 30, 2005	July 31, 2004	August 2, 2003	April 29, 2006	April 30, 2005
Women's Apparel	34%	34%	34%	34%	34%
Women's Shoes, Handbags and Accessories	19	19	16	19	19
Cosmetics and Fragrances	12	12	12	12	12
Men's Apparel and Shoes	12	11	12	12	11
Designer and Precious Jewelry	10	10	10	10	10
Home Furnishings and Décor	9	10	11	9	9
Other	4	4	5	4	5

	100%	100%	100%	100%	100%

        Substantially all of our merchandise is delivered to us by our vendors as finished goods and is manufactured in numerous locations, including Europe and the United States and, to a lesser extent, China, Mexico and South America.

        We lease certain departments in our stores to independent companies. Our management regularly evaluates the performance of the leased departments and requires compliance with established guidelines. The companies to which we lease store space are generally responsible for paying their own employees. We receive commissions from these leased departments on a percent of sales basis.

        Our merchandise consists primarily of apparel and accessories from luxury-branded designers. Our major merchandise categories are as follows:

        Women's Apparel:    Women's apparel consists of dresses, eveningwear, suits, coats, and sportswear separates—skirts, pants, blouses, jackets, and sweaters. Women's apparel occupies the largest amount of square footage within our stores. We work with women's apparel vendors to present the merchandise and highlight the best of the vendor's product. Our primary women's apparel vendors include Chanel, St. John, Giorgio Armani, Theory, Escada and Ellen Tracy.

        Women's Shoes, Handbags and Accessories:    Women's accessories include belts, gloves, scarves, hats and sunglasses. Our primary vendors in this category include Manolo Blahnik, Prada, Gucci, Chanel, Dior and Ferragamo in Ladies Shoes; and handbags from Chanel, Prada, Gucci, Marc Jacobs, Judith Leiber and Luella Bartley.

        Cosmetics and Fragrances:    Cosmetics and fragrances include facial and skin cosmetics, skin therapy and lotions, soaps, fragrance, candles and beauty accessories. Our primary vendors of cosmetics and beauty products include La Mer, Bobbie Brown, Sisley, La Prairie, Chanel and Laura Mercier.

        Men's Apparel and Shoes:    Men's apparel and shoes include suits, dress shirts and ties, sport coats, jackets, trousers, casual wear and eveningwear as well as business and casual footwear. This category has been an increased focus of Neiman Marcus. Bergdorf Goodman has a fully dedicated men's store in New York. Our primary vendors in this category include Ermenegildo Zegna, Brioni, Giorgio Armani, and Prada in men's clothing and sportswear; and Ermenegildo Zegna, Prada, Ferragamo and Gucci in men's furnishings and shoes.

        Designer and Precious Jewelry:    Our designer and precious jewelry offering includes women's accessories, necklaces, bracelets, rings, brooches and watches that are selected to complement our apparel merchandise offering. Our primary vendors in this category include David Yurman, Stephen Dweck and John Hardy in Designer Jewelry, and Henry Dunay and Roberto Coin in Precious Jewelry. We often sell precious jewelry on a consignment basis.

        Home Furnishings and Décor:    Home furnishings and décor include linens, tabletop, kitchen accessories, furniture, rugs, decoratives (frames, candlesticks, vases and sculptures) as well as collectables. Merchandise for the home complements our apparel offering in terms of quality and design. Our primary vendors in this category include Jay Strongwater, Daum, Waterford, Steuben and Baccarat.

Vendor Relationships

        Our merchandise assortment consists of a wide selection of luxury goods purchased from both well-known luxury-branded fashion vendors as well as new and emerging designers. We communicate with our vendors frequently, providing feedback on current demand for their products, suggesting, at times, changes to specific product categories or items and gaining insight into their future fashion direction. Certain designers sell their merchandise, or certain of their design collections, exclusively to us and other designers sell to us pursuant to their limited distribution policies. We compete for quality merchandise and assortment principally based on relationships and purchasing power with designer resources. Our women's and men's apparel and fashion accessories businesses are especially dependent upon our relationships with these designer resources. We monitor and evaluate the sales and profitability performance of each vendor and adjust our future purchasing decisions from time to time based upon the results of this analysis. We have no guaranteed supply arrangements with our principal merchandising sources and, accordingly, there can be no assurance that such sources will continue to meet our needs for quality, style and volume. In addition, our vendor base is diverse, with no single vendor representing more than 5% of the cost of our total purchases in fiscal year 2005 or the first three fiscal quarters of fiscal year 2006. The breadth of our sourcing helps mitigate risks associated with a single brand or designer.

        Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. We receive certain allowances to reimburse us for markdowns taken or to support the gross margins that we earn in connection with the sales of the vendor's merchandise. Other allowances we receive represent reductions to the amounts we pay to acquire the merchandise. We also receive advertising allowances from certain of our merchandise vendors, substantially all of which represent reimbursements of direct, specified and incremental costs we incurred to promote the vendors' merchandise. These allowances are recorded as a reduction of our advertising costs when incurred. We also receive allowances from certain merchandise vendors in conjunction with compensation allowances for employees who sell the vendors' merchandise, which allowances are netted against the related compensation expenses that we incur. See Note 1 to our audited consolidated financial statements included herein.

        We offer certain merchandise, primarily precious jewelry, on a consignment basis in order to expand our product assortment. As of April 29, 2006, we held consigned inventories with a cost basis of approximately $252.3 million (consigned inventories are not reflected in our consolidated balance sheet as we do not take title to consigned merchandise). From time to time, we make advances to certain of our vendors. These advances are typically deducted from amounts paid to vendors at the time we receive the merchandise or, in the case of advances made for consigned goods, at the time we sell the goods. We had net outstanding advances to vendors of approximately $21.8 million at April 29, 2006.

Inventory Management

        Our merchandising function is decentralized with separate merchandising functions for Neiman Marcus stores, Bergdorf Goodman and Neiman Marcus Direct. Each merchandising function is responsible for determining the merchandise assortment and quantities to be purchased and, in the case of Neiman Marcus stores, for the allocation of merchandise to each store. We currently have almost 300 merchandise buyers and a planning team in charge of determining the type and amount of merchandise we buy, as well as its allocation among Neiman Marcus stores.

        The majority of the merchandise we purchase is initially received at one of our centralized distribution facilities. To support our Specialty Retail stores, we utilize a primary distribution facility in Longview, Texas, a regional distribution facility in Totowa, New Jersey and five regional service centers. We also operate two distribution facilities in the Dallas-Fort Worth area to support our Neiman Marcus Direct operation.

        We primarily operate on a pre-distribution model through which we allocate merchandise on our initial purchase orders to each store. This merchandise is shipped from our vendors to our distribution facilities for delivery to designated stores. We have also implemented a "locker stock" program to store a portion of our most in-demand and high fashion merchandise at our distribution facilities. For products stored in locker stock, we can ship replenishment merchandise to the stores that demonstrate the highest customer demand. This program helps minimize excess inventory and allows us to maximize the opportunity for full-price selling.

        Our distribution facilities are linked electronically to our various merchandising staffs to facilitate the distribution of goods to our stores. We utilize electronic data interchange (EDI) technology with certain of our vendors, which is designed to move merchandise onto the selling floor quickly and cost-effectively by allowing vendors to deliver floor-ready merchandise to the distribution facilities. In addition, we utilize high-speed automated conveyor systems capable of scanning the bar coded labels on incoming cartons of merchandise and directing the cartons to the proper processing areas. Many types of merchandise are processed in the receiving area and immediately "cross docked" to the shipping dock for delivery to the stores. Certain processing areas are staffed with personnel equipped with hand-held radio frequency terminals that can scan a vendor's bar code and transmit the necessary information to a computer to record merchandise on hand. We utilize third-party carriers to distribute our merchandise to individual stores.

        With respect to the Specialty Retail stores, the majority of the merchandise is held in our retail stores. We closely monitor the inventory levels and assortments in our retail stores to facilitate reorder and replenishment decisions, satisfy customer demand and maximize sales. Transfers of goods between stores are made primarily at the direction of merchandising personnel and, to a lesser extent, by store management primarily to fulfill customer requests. We also maintain certain inventories at the Longview distribution facility. The goods held at the Longview distribution facility consist primarily of goods held in limited assortment or quantity by our stores and replenishment goods available to stores achieving high initial sales levels. During fiscal year 2004, we expanded our distribution center in Longview, Texas by 25% to over 600,000 square feet. As part of this expansion, we realigned the warehouse space, enabling us to strengthen our "locker stock" inventory management program. With this program, we maintain certain key inventory items centrally, allowing us to restock inventory at individual stores more efficiently and to maximize opportunities for full-price selling. In addition, our sales associates can use the program to ship items directly to our customers, thereby improving customer service and increasing productivity. We plan to continue to expand this program to deliver goods to our customers more quickly and to enhance the allocation of goods to our stores.

Capital Investments

        We make capital investments annually to support our long-term business goals and objectives. We invest capital in new and existing stores, distribution and support facilities as well as information technology. We have gradually increased the number of our stores over the past ten years, growing our full-line Neiman Marcus and Bergdorf Goodman store base from 28 stores at the beginning of fiscal year 1995 to our current 38 stores.

        We invest capital in the development and construction of new stores in both existing and new markets. We conduct extensive demographic, marketing and lifestyle research to identify attractive retail markets with a high concentration of our target customers prior to our decision to construct a new store. We compete with other retailers for real estate opportunities principally on the basis of our ability to attract customers. In addition to the construction of new stores, we also invest in the on-going maintenance of our stores to ensure an elegant shopping experience in our stores. Capital expenditures for existing stores range from minor renovations of certain areas within the store to major remodels and renovations and store expansions. We are focused on operating only in attractive markets that can profitably support our stores and are focused on maintaining the quality of our stores and, consequently, our brand. With respect to our major remodels, we only expand after extensive analysis of our projected returns on capital. We generally experience an increase in both total sales and sales per square foot at stores that undergo a remodel or expansion.

        We also believe capital investments for information technology in our stores, distribution facilities and support functions are necessary to support our business strategies. As a result, we are continually upgrading our information systems to improve efficiency and productivity.

        In the past three fiscal years, we have made capital expenditures aggregating $453 million related primarily to:

  •
  the construction of new stores in Orlando, Coral Gables, San Antonio and Boca Raton;

  •
  the renovation and expansion of our main Bergdorf Goodman store in New York City and Neiman Marcus stores in San Francisco; Newport Beach; Las Vegas; Houston; and Beverly Hills;

  •
  the expansion of our distribution facilities;

  •
  the development and installation of a new point-of-sale system in our retail stores; and

  •
  the development and installation of new financial systems and non-merchandise procurement modules.

        In fiscal year 2006, we anticipate capital expenditures for recently opened stores in San Antonio and Boca Raton and planned new stores in Charlotte, Austin, and suburban Boston and for renovations of the San Francisco and Houston stores as well as the main Bergdorf Goodman store. We also expect to make technology related expenditures for new warehousing and distribution systems and a new human capital management system, both of which are scheduled for implementation in fiscal year 2006. During the second quarter of fiscal year 2006, we implemented a new human capital management system, including the outsourcing of payroll and benefits administration. In the first three fiscal quarters of fiscal year 2006, we made capital expenditures of $138.5 million.

        We receive allowances from developers related to the construction of our stores thereby reducing our cash investment in these stores. We record these allowances as deferred real estate credits which are recognized as a reduction of rent expense on a straight-line basis over the lease term. We received construction allowances aggregating $26.1 million in fiscal year 2005 and $14.0 million in the first three fiscal quarters of fiscal year 2006.

Competition

        The specialty retail industry is highly competitive and fragmented. We compete for customers with specialty retailers, traditional and high-end department stores, national apparel chains, vendor-owned proprietary boutiques, individual specialty apparel stores and direct marketing firms. We compete for customers principally on the basis of quality and fashion, customer service, value, assortment and presentation of merchandise, marketing and customer loyalty programs and, in the case of Neiman Marcus and Bergdorf Goodman, store ambiance. Retailers that compete with us for distribution of luxury fashion brands include Saks Fifth Avenue, Nordstrom, Barney's New York and other national, regional and local retailers. Many of these competitors have greater resources than we do. In addition, following consummation of the Transactions many of those competitors are significantly less leveraged than we are, and therefore would have greater flexibility to respond to changes in our industry.

        We believe we are differentiated from other national retailers by our distinctive merchandise assortment, which we believe is more upscale than other high-end department stores, excellent customer service, prime real estate locations and elegant shopping environment. We believe we differentiate ourselves from regional and local high-end luxury retailers through our diverse product selection, strong national brand, loyalty programs, customer service, prime shopping locations and strong vendor relationships that allow us to offer the top merchandise from each vendor. Vendor-owned proprietary boutiques and specialty stores carry a much smaller selection of brands and merchandise, lack the overall shopping experience we provide and have a limited number of retail locations.

Employees

        As of June 15, 2006, we had approximately 16,700 employees. Neiman Marcus stores had approximately 13,900 employees, Bergdorf Goodman stores had approximately 1,200 employees, Neiman Marcus Direct had approximately 1,500 employees and Neiman Marcus Group had approximately 90 employees. Our staffing requirements fluctuate during the year as a result of the seasonality of the retail industry. We hire additional temporary associates and increase the hours of part-time employees during seasonal peak selling periods. None of our employees is subject to a collective bargaining agreement, except for approximately 14% of the Bergdorf Goodman employees. We believe that our relations with our employees are good.

Seasonality

        Our business, like that of most retailers, is affected by seasonal fluctuations in customer demand, product offerings and working capital expenditures. For additional information on seasonality, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality."

Regulation

        Our operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary credit cards, credit to our customers is also provided primarily through third parties such as American Express, Visa and MasterCard. Any change in the regulation of credit that would materially limit the availability of credit to our customer base could adversely affect our results of operations or financial condition.

        Our and our competitors' practices are subject to review in the ordinary course of business by the Federal Trade Commission and are subject to numerous federal and state laws. Additionally, we are subject to certain customs, truth-in-advertising and other laws, including consumer protection regulations that regulate retailers generally and/or govern the importation, promotion and sale of merchandise. We undertake to monitor changes in these laws and believe that we are in material compliance with all applicable state and federal regulations with respect to such practices.

Investments in Brand Development Companies

        We currently own a 56% interest in Kate Spade LLC, which designs and markets high-end designer handbags and accessories, and sold on July 27, 2006 our former 51% interest in Gurwitch Products, L.L.C., which designs and markets the Laura Mercier cosmetics line. Our investments in and relationships with Kate Spade LLC are governed by an operating agreement that provides for an orderly transition process in the event any investor wishes to sell its interest, or purchase another investor's interest. Among other things, this operating agreement contains currently exercisable put option provisions entitling each minority investor to put their interest to us, and currently exercisable call option provisions entitling us to purchase each minority investor's interest, at a purchase price mutually agreed to by the parties. The purchase price will be determined by the parties or, in the event the parties are unable to agree on a mutually acceptable price, by a mutually acceptable nationally recognized investment banking firm, subject to certain conditions. We may elect to defer the consummation of a put option for a period of six months by cooperating with the other investors in seeking either a sale of Kate Spade LLC to a third party or a public offering of Kate Spade LLC's securities. If a sale to a third party or public offering of Kate Spade LLC's securities is not consummated within six months after the exercise of the put option (which period may be automatically extended for an additional two months if a registration statement for Kate Spade LLC is filed with the

SEC), we are obligated to consummate the put option. Under the terms of the Kate Spade LLC operating agreement, consummation of the put option shall occur within thirty days after the determination of the valuation with respect to the exercise of the put option, unless we have elected to defer the consummation of the put option for the six-month period referred to above, and should a third party sale or public offering of Kate Spade LLC occur within such six-month period, we are required to pay the Kate Spade LLC investors the excess, if any, of the put option valuation price for their interest over the amount they realize through the third party sale or public offering.

        In April 2005, the minority investors in Kate Spade LLC exercised the put option described above with respect to the full amount of their stake in such company. We subsequently entered into a standstill agreement to postpone the put process while we engaged in discussions with the minority investors of Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company. The standstill agreement, as extended, expired on March 21, 2006, but the parties are continuing to pursue discussions regarding a possible sale of such company while the put valuation process proceeds. Although such discussions are ongoing, no assurance can be given that they will ultimately lead to any transaction. It is possible that we may be required to purchase the shares of the minority investors in Kate Spade LLC pursuant to the option as early as the first quarter of fiscal year 2007.

        On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million.

Properties

        Our corporate headquarters are located at the Downtown Neiman Marcus store location in Dallas, Texas. The operating headquarters for Neiman Marcus, Bergdorf Goodman and Neiman Marcus Direct are located in Dallas, Texas; New York, New York; and Irving, Texas, respectively.

        Properties that we use in our operations include Neiman Marcus stores, Bergdorf Goodman stores, clearance centers and distribution support and office facilities. As of June 15, 2006, the approximate aggregate square footage of the properties used in our operations was as follows:

	Owned	Owned Subject to Ground Lease	Leased	Total
Neiman Marcus Stores	752,000	1,995,000	2,261,000	5,008,000
Bergdorf Goodman Stores	—	—	316,000	316,000
Clearance Centers	—	—	493,000	493,000
Distribution, Support and Office Facilities	1,317,000	150,000	987,000	2,454,000

Neiman Marcus Stores

        As of June 15, 2006, we operated 36 Neiman Marcus stores, with an aggregate total property size of approximately 5,008,000 square feet. The following table sets forth certain details regarding each Neiman Marcus store:

Neiman Marcus Stores

Locations	Fiscal Year Operations Began	Gross Store Sq. Feet	Locations	Fiscal Year Operations Began	Gross Store Sq. Feet
Dallas, Texas (Downtown)(1)	1908	129,000	Boston, Massachusetts(2)	1984	111,000
Dallas, Texas (NorthPark)(2)*	1965	218,000	Palo Alto, California(3)*	1986	120,000
Houston, Texas (Galleria)(3)*	1969	224,000	McLean, Virginia(4)*	1990	130,000
Bal Harbour, Florida(2)	1971	97,000	Denver, Colorado(3)*	1991	90,000
Atlanta, Georgia(2)*	1973	154,000	Minneapolis, Minnesota(2)	1992	119,000
St. Louis, Missouri(2)	1975	145,000	Scottsdale, Arizona(2)*	1992	118,000
Northbrook, Illinois(3)	1976	144,000	Troy, Michigan(3)*	1993	157,000
Fort Worth, Texas(2)	1977	119,000	Short Hills, New Jersey(3)*	1996	138,000
Washington, D.C.(2)*	1978	130,000	King of Prussia, Pennsylvania(3)*	1996	142,000
Newport Beach, California(3)**	1978	154,000	Paramus, New Jersey(3)*	1997	141,000
Beverly Hills, California(1)*	1979	185,000	Honolulu, Hawaii(3)	1999	181,000
Westchester, New York(2)*	1981	138,000	Palm Beach, Florida(2)	2001	53,000
Las Vegas, Nevada(2)	1981	174,000	Plano, Texas (Willow Bend)(4)*	2002	156,000
Oak Brook, Illinois(2)	1982	119,000	Tampa, Florida(3)*	2002	96,000
San Diego, California(2)	1982	106,000	Coral Gables, Florida(2)*	2003	136,000
Fort Lauderdale, Florida(3)*	1983	94,000	Orlando, Florida(4)*	2003	95,000
San Francisco, California(4)*	1983	251,000	San Antonio, Texas(4)*	2006	120,000
Chicago, Illinois (Michigan Ave.)(2)	1984	188,000	Boca Raton, Florida(2)***	2006	136,000

(1)
Owned subject to partial ground lease.

(2)
Leased.

(3)
Owned subject to ground lease.

(4)
Owned.

*
Mortgaged to secure our senior secured credit facilities and the 2028 debentures.

**
Expected to be mortgaged to secure our senior secured credit facilities and the 2028 debentures, subject to obtaining landlord consent.

***
Expected to be mortgaged to secure our senior secured credit facilities and the 2028 debentures.

        We recently opened new stores in San Antonio (120,000 square feet) and Boca Raton (136,000 square feet) and currently plan to open new stores in:

  •
  Charlotte in Fall 2006 (80,000 square feet planned),

  •
  Austin in Spring 2007 (80,000 square feet planned),

  •
  suburban Boston in Fall 2007 (100,000 square feet planned),

  •
  Long Island in Fall 2008 (150,000 square feet planned),

  •
  the greater Los Angeles area in Fall 2008 (120,000 square feet planned),

  •
  Bellevue in Spring 2009 (120,000 square feet planned), and

  •
  Princeton in Spring 2010 (90,000 square feet planned).

Bergdorf Goodman Stores

        We operate two Bergdorf Goodman stores, both of which are located in Manhattan at 58th Street and Fifth Avenue. The following table sets forth certain details regarding these stores:

Bergdorf Goodman Stores

Locations	Fiscal Year Operations Began	Gross Store Sq. Feet
New York City (Main)(1)	1901	250,000
New York City (Men's)(1)*	1991	66,000

(1)
Leased.

*
Mortgaged to secure our senior secured credit facilities and the 2028 debentures.

Clearance Centers

        As of June 15, 2006, we operated 18 clearance centers (16 Last Call and 2 Horchow) that average approximately 27,000 square feet each in size. In the third quarter of fiscal year 2006 we opened a new clearance center in Maryland, which is approximately 26,000 square feet in size.

Distribution, support and office facilities

        We own approximately 34 acres of land in Longview, Texas, where our primary distribution facility is located. The Longview facility is the principal merchandise processing and distribution facility for Neiman Marcus stores. We currently utilize a regional distribution facility in Totowa, New Jersey and five regional service centers in New York, Florida, Illinois, Texas and California. We also own approximately 50 acres of land in Irving, Texas, where our Neiman Marcus Direct operating headquarters and distribution facility is located. We also currently utilize another regional distribution facility in Dallas, Texas to support our Neiman Marcus Direct operation.

Lease Terms

        The terms of the leases for substantially all of our stores, assuming all outstanding renewal options are exercised, range from 15 to 99 years. The lease on the Bergdorf Goodman Main Store expires in 2050 and the lease on the Bergdorf Goodman Men's Store expires in 2010, with two 10-year renewal options. Most leases provide for monthly fixed rentals or contingent rentals based upon sales in excess of stated amounts and normally require us to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs.

        For further information about properties and lease obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10 of the notes to our audited consolidated financial statements appearing elsewhere in this prospectus.

Legal Proceedings

        We are currently involved in various legal actions and proceedings that arose in the ordinary course of our business. We believe that any liability arising as a result of these actions and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of individuals who currently serve as our and our Parent's directors and executive officers following the consummation of the Transactions. The Sponsors anticipate that they will elect additional individuals, including individuals unaffiliated with the Investors, to also serve as directors.

Name	Age	Position
Burton M. Tansky	68	President and Chief Executive Officer, Director
James E. Skinner	52	Senior Vice President and Chief Financial Officer
Nelson A. Bangs	53	Senior Vice President and General Counsel
Marita O'Dea	57	Senior Vice President, Human Resources
Karen W. Katz	49	President and Chief Executive Officer of Neiman Marcus Stores
Brendan L. Hoffman	38	President and Chief Executive Officer of Neiman Marcus Direct
James J. Gold	42	President and Chief Executive Officer of Bergdorf Goodman
Steven P. Dennis	46	Senior Vice-President, Strategy, Business Development and Multi-Channel Marketing
David A. Barr	42	Director
Ron Beegle	43	Director
Jonathan Coslet	41	Director
James Coulter	46	Director
John G. Danhakl	50	Director
Sidney Lapidus	68	Director
Kewsong Lee	40	Director
Carrie Wheeler	34	Director

        The following biographies describe the business experience of our and our Parent's executive officers and key employees:

        Burton M. Tansky has served as a director on the Board of Directors and as President and Chief Executive Officer since May 2001. Mr. Tansky served as President and Chief Operating Officer from December 1998 until May 2001; he served as Executive Vice President from February 1998 until December 1998 and served as Chairman and Chief Executive Officer of Neiman Marcus Stores from May 1994 until February 1998. He also served as Chairman and Chief Executive Officer of Bergdorf Goodman from 1990 until 1994. Mr. Tansky also serves on the board of directors of International Flavors and Fragrances Inc.

        James E. Skinner has been Senior Vice President and Chief Financial Officer since June 2001. From August 2000 through December 2000, Mr. Skinner served as Senior Vice President and Chief Financial Officer of Caprock Communications Corp. and from 1994 until 2000, served as Executive Vice President, Chief Financial Officer and Treasurer for CompUSA Inc.

        Nelson A. Bangs has been Senior Vice President and General Counsel since April 2001. From January 1999 to April 2001, Mr. Bangs engaged in a private consulting and law practice; from April 1998 until January 1999, he served as Senior Vice President and General Counsel of Pillowtex Corporation; and he served as Senior Vice President, General Counsel and Secretary of Dr Pepper/Seven Up, Inc. (and predecessors) prior thereto.

        Marita O'Dea has been Senior Vice President, Human Resources since September 2002. Ms. O'Dea served as Vice President, Human Resources from June 2001 until September 2002. Also, Ms. O'Dea has served as Senior Vice President of Human Resources of Neiman Marcus Stores since 1995.

        Karen W. Katz has been President and Chief Executive Officer of Neiman Marcus Stores since December 2002. Ms. Katz served as President and Chief Executive Officer of Neiman Marcus Direct from May 2000 to December 2002 and as Executive Vice President of Neiman Marcus Stores from February 1998 until May 2000. Ms. Katz serves on the board of directors of Pier 1 Imports, Inc.

        Brendan L. Hoffman has been President and Chief Executive Officer of Neiman Marcus Direct since December 2002. Mr. Hoffman served as Vice President of the Neiman Marcus Last Call Clearance Division from August 2000 to December 2002, and as a Divisional Merchandise Manager of Bergdorf Goodman from October 1998 to August 2000.

        James J. Gold has been President and Chief Executive Officer of Bergdorf Goodman since May 2004. Mr. Gold served as Senior Vice President, General Merchandise Manager of Neiman Marcus Stores from December 2002 to May 2004, as Division Merchandise Manager from June 2000 to December 2002 and as Vice President of the Neiman Marcus Last Call Clearance Division from March 1997 to June 2000.

        Steven P. Dennis has been Senior Vice President of Strategy, Business Development and Multi-Channel Marketing since September 2004. Prior to joining us, Mr. Dennis served as Vice President, Corporate Strategy of Sears, Roebuck and Co. from 2001 until 2003. In 2002, he assumed the additional responsibility for Lands' End post-acquisition initiatives. From September 1999 to February 2001, he served as Sears' Vice President, Multichannel Integration.

        David A. Barr was appointed to serve as a director following the consummation of the Transactions. Mr. Barr has been a managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus in 2000, Mr. Barr served as a managing director at Butler Capital where he focused on consumer and industrial leveraged buyout transactions for more than ten years. Mr. Barr also serves on the board of directors of Builders First Source, Inc., Eagle Family Foods, Inc., Polypore Inc., TransDigm Inc. and Wellman, Inc.

        Ron Beegle was appointed to serve as a director following the consummation of the Transactions. Mr. Beegle is a partner of Goode Partners and serves as an advisor to DLJMB Merchant Banking Partners ("DLJMB"), an affiliate of Credit Suisse Securities (USA) LLC. Prior to joining Goode Partners, Mr. Beegle serviced as an Operating Partner and Chairman of Global Consumer Retail Investors for DLJMB. From 1996 to 2003, Mr. Beegle spent seven years at Gap Inc., serving as Senior Vice President of Finance and Operations of Banana Republic, Executive Vice President and General Manager of Gap Inc. Direct, and Chief Operating Officer of the company's flagship Gap division. Mr. Beegle also serves on the board of directors of Aeropostale, Inc.

        Jonathan Coslet was appointed to serve as a director following the consummation of the Transactions. Mr. Coslet has been a partner of Texas Pacific Group since 1993 and is currently a senior partner and member of the firm's Executive, Management and Investment Committees. Prior to joining Texas Pacific Group, Mr. Coslet worked at Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. Mr. Coslet also serves on the board of directors of Quintiles Transnational Corp., IASIS Healthcare Corp. and J.Crew Group, Inc.

        James Coulter was appointed to serve as a director following the consummation of the Transactions. Mr. Coulter co-founded Texas Pacific Group in 1992 and has been Managing General Partner of Texas Pacific Group for more than eight years. From 1986 to 1992, Mr. Coulter was a Vice President of Keystone, Inc. From 1986 to 1988, Mr. Coulter was also associated with SPO Partners, an investment firm that focuses on public market and private minority investments. Mr. Coulter also serves on the board of directors of Lenovo Group Limited, Seagate Technology and Zhone Technologies, Inc.

        John G. Danhakl was appointed to serve as a director following the consummation of the Transactions. Mr. Danhakl is a Managing Partner of Leonard Green & Partners, L.P. with whom be has been a partner since 1995. Prior to joining Leonard Green & Partners, L.P., he served as a Managing Director in the Los Angeles office of Donaldson, Lufkin & Jenrette, which he joined in 1990. From

1985 to 1990, Mr. Danhakl was a Vice President in corporate finance at Drexel Burnham Lambert. He also serves on the board of directors of Arden Group, Inc., Horseshows In the Sun, Inc. ("HITS"), Leslie's Poolmart, Inc., Petco Animal Supplies, Inc., Rite Aid Corporation and The Tire Rack, Inc.

        Sidney Lapidus was appointed to serve as a director following the consummation of the Transactions. Mr. Lapidus is a Managing Director and Senior Advisor of Warburg Pincus LLC. He has been employed at Warburg Pincus since 1967. Prior to that time, he was an attorney with the SEC. He presently serves as a director of Lennar Corporation and Knoll, Inc. He is also a director of many nonprofit organizations including New York University School of Medicine, and is president of the American Jewish Historical Society.

        Kewsong Lee was appointed to serve as a director following the consummation of the Transactions. Mr. Lee has been a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 1997 and is currently a member of Warburg Pincus LLC's Executive Management Group. He has been employed at Warburg Pincus since 1992. Prior to joining Warburg Pincus, Mr. Lee served as a consultant at McKinsey & Company, Inc. from 1990 to 1992. Mr. Lee also serves on the board of directors of Arch Capital Group, Ltd., Knoll, Inc., TransDigm Inc. and several privately held companies.

        Carrie Wheeler was appointed to serve as a director following the consummation of the Transactions. Ms. Wheeler is a partner of Texas Pacific Group. Prior to joining Texas Pacific Group in 1996, she was with Goldman, Sachs & Co. from 1993 to 1996. Ms. Wheeler also serves on the board of directors of Metro-Goldwyn-Mayer Inc.

Director Compensation

        Historically compensation for independent directors has been a mix of cash and equity-based compensation. Currently, independent directors do not receive consulting, advisory or other compensatory fees from us. As an employee director, Mr. Tansky receives no compensation for his service as a Board member.

        In fiscal year 2005, each independent director was paid an annual retainer fee of $60,000. The chairman of the Audit Committee received an additional $20,000 per year, and other committee chairs each received an additional $15,000 per year. Board members have not received per-meeting fees. The Board believes that attendance at all meetings is expected and a substantial amount of each Board member's work is done in committee meetings and outside of formal meetings. Each independent director was also entitled to receive stock-based units in an amount equal to the value of the annual cash retainer. The number of stock-based units was calculated quarterly by dividing $15,000 (the amount of the quarterly cash retainer) by the trailing five-day average of the high and low price of the Class A Common Stock at the end of each fiscal quarter. Dividend equivalents in the form of additional units representing Class A Common Stock were credited to each independent director's account on each dividend payment date equal to (i) the per-share cash dividend divided by the average of the high and low price of our Class A Common Stock on the dividend payment date, multiplied by (ii) the number of units reflected in the independent director's account on the day before the dividend payment date. The value of each of the independent director's stock-based units were payable in cash on the completion of the merger. The stock-based units were valued for payment by multiplying the applicable number of units by the merger consideration. These stock-based units did not carry voting or dispositive rights.

        Pursuant to the Deferred Compensation Plan for Non-Employee Directors, independent directors were offered the right to elect to receive all or a part of the cash portion of their fees on a deferred basis. The deferred compensation plan for non-employee directors was terminated on the closing date of the Transactions and amounts accrued under the plan were paid out to the then participating directors.

        Following the completion of the acquisition in October 2005, the policies with respect to director compensation were amended to take into account our new ownership and corporate structure. Currently, none of our directors receive compensation for their service as a member of our board. They are reimbursed for any expenses incurred as a result of their service.

Code of Ethics

        The Board has adopted The Neiman Marcus Group, Inc. Code of Ethics and Conduct which is applicable to all our directors, officers and employees, as well as a separate Code of Ethics for Financial Professionals that applies to all financial employees including the Chief Executive Officer, the Chief Financial Officer and the Principal Accounting Officer. Both the Code of Ethics and Conduct and the Code of Ethics for Financial Professionals may be accessed through our website at www.neimanmarcusgroup.com under the "Investor Information" section.

Board Committees

        Our Board of Directors has established an audit committee, an executive committee and a compensation committee. The members of our audit committee are David A. Barr, Carrie Wheeler and Ron Beegle. The audit committee recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The members of our executive committee are Jonathan Coslet, Kewsong Lee and Burton M. Tansky. The executive committee manages the affairs of the Company as necessary between meetings of our Board of Directors and acts on matters that must be dealt with prior to the next scheduled Board meeting. The members of our compensation committee are Jonathan Coslet, Kewsong Lee and John G. Danhakl. The compensation committee reviews and approves the compensation and benefits of our employees, directors and consultants, administers our employee benefits plans, authorizes and ratifies stock option and/or restricted stock grants and other incentive arrangements, and authorizes employment and related agreements.

        Each of the Sponsors has the right to have at least one of its directors sit on each committee of the Board of Directors, to the extent permitted by applicable laws and regulations.

Executive Compensation

        The following table sets forth the annual compensation for the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") serving at the end of fiscal year 2005.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards(1)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)		Restricted Stock Awards ($)(6)	Securities Underlying Options (#)	All Other Compensation ($)(7)
Burton M. Tansky President and Chief Executive Officer	2005 2004 2003	1,300,000 1,250,000 1,200,000	1,690,000 1,574,219 1,070,160	12,000	(3)	2,699,940 1,132,830 601,326	-0- 76,000 70,000	103,921 76,665 63,957
Karen W. Katz President and Chief Executive Officer Neiman Marcus Stores	2005 2004 2003	715,000 650,000 650,000	694,086 633,750 325,537	25,000	(4)	1,403,956 633,187 403,921	-0- 35,000 45,000	43,290 29,249 23,171
James E. Skinner Senior Vice President and Chief Financial Officer	2005 2004 2003	510,000 485,000 460,000	408,000 378,300 246,836			789,756 404,112 229,597	-0- 25,000 24,000	32,088 23,061 19,504
Brendan L. Hoffman President and Chief Executive Officer Neiman Marcus Direct	2005 2004 2003	440,000 400,000 350,000	279,030 306,650 112,840			105,297 187,423 147,605	31,042 36,900 22,400	22,219 6,452 6,142
James J. Gold President and Chief Executive Officer	2005 2004 2003	400,000 400,000 235,000	320,000 174,425 116,024	143,000	(5)	789,756 312,121 77,425	-0- 21,500 4,500	183,135 416 198

(1)
All restricted stock awards, nonqualified stock options, and other equity-based awards were granted to each of the Named Executive Officers under The Neiman Marcus Group, Inc. 1997 Incentive Plan (the "1997 Plan"), which terminated on the closing date of the Transactions. See "—Management Equity Arrangements."

(2)
Bonus payments are reported with respect to the year in which the related services were performed.

(3)
The amount shown for Mr. Tansky is for a car allowance.

(4)
The amount shown for Ms. Katz is for a clothing allowance.

(5)
The amount for Mr. Gold consists of a cost of living adjustment due to his relocation from Texas to New York and $3,000 for financial counseling.

(6)
Restricted shares are shares of Class A Common Stock that are subject to restrictions until vesting and that are subject to forfeiture if the employee is no longer employed by us. The amounts reported represent the dollar value of restricted stock awarded to each individual based on the closing market price of the Class A Common Stock on the date of the award. In fiscal year 2005, certain key employees, including the Named Executive Officers, were awarded choice awards in the form of a dollar amount to be allocated among matching restricted stock units ("MRSUs"), stock options, and restricted stock units. Each choice award recipient was allowed to allocate the choice award amount entirely to one alternative, or to a combination of two or three alternatives. If MRSUs were chosen, the choice award recipient is required to purchase a number of shares of Class A Common Stock (the "Matched Common Stock") at 100% of the fair market value on the date of grant and hold such shares for a period of three years from the date of the award (the "Vesting Date"). On the Vesting Date, if the recipient is still employed by us or one of our subsidiaries, and the Matched Common Stock had not been otherwise disposed of, he or she will receive one share of Class A Common Stock equal to the number of shares of Matched Common Stock. The MRSUs do not carry voting rights. If cash dividends are paid on the Common Stock, outstanding MRSUs will be increased by a fractional unit ("Dividend Equivalents") having a numerator equal to the amount per share of the cash dividend and a denominator equal to the closing price of a share of Class A Common Stock on the New York Stock Exchange on the date a cash dividend is paid. If restricted stock units were chosen, the choice award recipient will receive a contractual right to receive one share of Class A Common Stock equal to the number of restricted stock units subject to the same retention period as the MRSUs. Restricted stock units carry no voting rights and accrue Dividend Equivalents in the same manner as MRSUs. All awards of MRSUs and restricted stock units were made pursuant to the 1997 Plan. On October 29, 2004, the Named Executive Officers chose the following amounts pursuant to their choice award dollar value: Burton M. Tansky, 29,590 shares of MRSUs and 14,795 shares of restricted stock units; Karen W. Katz, 23,080 shares of MRSUs; James E. Skinner, 8,655 shares of MRSUs and 4,328 shares of restricted stock units; Brendan L. Hoffman, 865 shares of MRSUs and 866 shares of restricted stock units; and James J. Gold, 8,655 shares of MRSUs and 4,328 shares of restricted stock units.

  As of the end of fiscal year 2005, the aggregate number of shares of restricted stock held by the Named Executive Officers, and the dollar value of such shares, less consideration paid for shares of purchased restricted stock and purchased restricted stock units, based on the closing market price of our Class A Common Stock on July 29, 2005 of $98.50, was: Mr. Tansky-113,535 ($10,172,820); Ms. Katz-76,980 ($6,736,752); Mr. Skinner-42,031 ($3,639,315); Mr. Hoffman-11,921 ($1,091,663); and Mr. Gold-24,283 ($2,242,213). See "—Management Equity Arrangements" below.

(7)
The amounts reported include the cost to us of (a) matching contributions under our Key Employee Deferred Compensation Plan ("Matching Contributions"), (b) group life insurance premiums, and (c) financial counseling. For fiscal year 2005, such amounts for each of the Named Executive Officers were, respectively, as follows: Mr. Tansky—$63,639, $10,932, and $29,350; Ms. Katz—$40,582, $1,688, and $1,020; Mr. Skinner—$26,762, $2,326, and $3,000. The amount for Mr. Hoffman includes $21,322 for Matching Contributions and $897 for group life insurance premiums. The amount for Mr. Gold includes $1,050 for group life insurance premiums and $182,085 for relocation expenses.

Pension Plan

        We maintain a funded, qualified pension plan known as The Neiman Marcus Group, Inc. Retirement Plan (the "Retirement Plan"). Most non-union employees over age 21 who have completed one year of service with 1,000 or more hours participate in the Retirement Plan, which pays benefits upon retirement or termination of employment. The Retirement Plan is a "career-average" plan, under which a participant earns each year a retirement annuity equal to 1% of his or her compensation for the year up to the Social Security wage base and 1.5% of his or her compensation for the year in excess of such wage base. Benefits under the Retirement Plan become fully vested after five years of service with us.

        We also maintain a Supplemental Executive Retirement Plan (the "SERP"). The SERP is an unfunded, nonqualified plan under which benefits are paid from our general assets to supplement Retirement Plan benefits and Social Security. Executive, administrative and professional employees (other than those employed as salespersons) with an annual base salary at least equal to a minimum established by the Company ($160,000 as of July 30, 2005) are eligible to participate. At normal retirement age (age 65), a participant with 25 or more years of service is entitled to payments under the SERP sufficient to bring his or her combined annual benefit from the Retirement Plan and SERP, computed as a straight life annuity, up to 50% of the participant's highest consecutive 60 month average of annual pensionable earnings, less 60% of his or her estimated annual primary Social Security benefit. If the participant has fewer than 25 years of service, the combined benefit is proportionately reduced. Benefits under the SERP become fully vested after five years of service with us.

        The following table, which includes benefits under the Retirement Plan and the SERP, shows the estimated annual pension benefits payable to employees in various compensation and years of service categories. The estimated benefits apply to an employee retiring at age 65 in 2005 who elects to receive his or her benefit in the form of a straight line annuity. The amounts actually payable will be lower than the amounts shown below, since such amounts will be reduced by 60% of the participant's estimated primary Social Security benefit.

Estimated Annual Retirement Benefits
Under Retirement Plan and SERP

	Total Years of Service
Final Average Pensionable Earnings
	5	10	15	20	25
$ 400,000	$40,000	$80,000	$120,000	$160,000	$200,000
600,000	60,000	120,000	180,000	240,000	300,000
800,000	80,000	160,000	240,000	320,000	400,000
1,000,000	100,000	200,000	300,000	400,000	500,000
1,200,000	120,000	240,000	360,000	480,000	600,000
1,500,000	150,000	300,000	450,000	600,000	750,000

        The following table shows the pensionable earnings and credited years of service for the Named Executive Officers as of July 30, 2005, and years of service creditable at age 65.

		Years of Service(2)
Name	Pensionable Earnings For Year Ended July 30, 2005(1)	At July 30, 2005		At Age 65
Burton M. Tansky	$1,300,000	—	(3)	25	(3)
Karen W. Katz	715,000	20		37
James E. Skinner	510,000	4		17
Brendan L. Hoffman	440,000	7		35
James J. Gold	400,000	14		38

(1)
In computing the combined benefit under the Retirement Plan and SERP, "pensionable earnings" means, with respect to the Retirement Plan, base salary and any bonus and, with respect to the SERP, base salary only. The amounts shown above include base salary only.

(2)
The credited years of service set forth in the table reflect years of credited service under the Retirement Plan, which is a "career average plan" with no limitation on years of credited service. However, credited service under the SERP may not exceed 25 years.

(3)
For purposes of determining Mr. Tansky's retirement benefits under the SERP Mr. Tansky will be credited with two times his years of service with the Company provided he does not compete with the Company for a period of three years following his retirement and the Company does not terminate his employment other than for cause. Upon completion of the merger Mr. Tansky's SERP was amended such that he will continue to earn credit for each year of service, and will also be credited with prior years of service in which he did not receive service credit for purposes of the SERP because of the 25-year cap. Mr. Tansky had 25 years of credited service prior to the merger, and as a result of the expected changes will have 28 years of credited service immediately following the merger (and will continue to accrue additional years of service).

Termination of Deferred Compensation Plan and Distribution of Accounts

        At the closing of the Transactions in October 2005, the non-qualified deferred compensation plans (other than any Supplemental Executive Retirement Plans) terminated, including the key employee bonus plan, key employee deferred compensation plan and deferred compensation plan for non-employee directors in which our executive officers or directors participated, and we caused all accounts thereunder to be distributed in cash to participants, less any required withholding taxes.

Store Discounts

        In accordance with our historic practice, our and our former parent's, Harcourt General, Inc., directors, former directors and, in some cases, their surviving spouses and certain former employees were entitled to discounts at our stores (up to a maximum of 50%). In connection with the Transactions, Neiman Marcus, Inc. agreed to cause the Company to provide to a limited number of these persons, including each of our directors at the time of the consummation of the Transactions, a lifetime discount on purchases at our stores on the same terms covering each such person under our discount program as it existed on the date the merger agreement in respect of the Transactions was entered into.

Indemnification and Insurance

        In connection with the Transactions, Neiman Marcus, Inc. agreed, without limiting any additional rights that any employee may have under any employment agreement or benefit plan, for a period of six years after the effective time of the merger, that Neiman Marcus, Inc. will, and will cause us to, indemnify and hold harmless each director (as of the effective time of the merger) and former officer, director or employee of the Company or any of our subsidiaries in their capacity as such (and not as stockholders or optionholders of the Company) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim arising out of actions taken by them in their capacity as officers, directors, employees, fiduciaries or agents of Neiman Marcus or any actions arising out of or pertaining to matters existing or occurring at or prior to the effective time, to the fullest extent permitted under applicable law. In this regard, the Company will also be required to advance expenses to an indemnified officer, director or employee, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that this person is not entitled to indemnification. We may not settle, compromise or consent to the entry of any judgment in any action, suit, proceeding, investigation or claim under which indemnification could be sought unless such settlement, compromise or consent includes an unconditional release of the indemnified person or the indemnified person otherwise consents. We will cooperate in the defense of any of the matters described above.

        The merger agreement in respect of the Transactions provides that for a period of six years after the effective time of the merger, our certificate of incorporation and bylaws will continue to contain provisions with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers that are no less favorable than those set forth in our certificate of incorporation and bylaws as of the date of the merger agreement. Pursuant to the merger agreement in respect of the Transactions, we obtained and fully paid for "tail" insurance policies with a claims period of six years from the effective time of the merger from our current insurance carrier with respect to directors' and officers' liability insurance in an amount and scope at least as favorable as our policies with respect to matters existing or occurring at or prior to the effective time of the merger. In addition, Neiman Marcus, Inc. and we will honor and perform under any indemnification agreements entered into by us or any of our subsidiaries.

Management Arrangements

Employment Agreement with Burton M. Tansky

        The Neiman Marcus Group, Inc. has entered into an employment agreement with Burton M. Tansky that provides that he will act as our Chief Executive Officer until October 2008. Thereafter, under the terms of the agreement and until October 2011, he will act as chairman of the Board and shall have such duties as are customary for the position. This agreement may be terminated by either party on three months' notice, subject to severance obligations in the event of termination under certain circumstances (as described below).

        During the period he serves as chairman, Mr. Tansky will be entitled to 75% of the base compensation he earned as Chief Executive Officer. Mr. Tansky will, under certain circumstances, be entitled to severance similar to that provided in his change of control termination protection agreement summarized below once the two-year period of that agreement has ended, except that (i) the severance multiple after (a) a change of control subsequent to the change of control that occurred upon completion of the Transactions or (b) the third anniversary of the completion of the Transactions will be two times rather than three times; and (ii) upon a subsequent change of control, Mr. Tansky will be permitted to terminate his employment with The Neiman Marcus Group, Inc within a thirty-day period commencing on the six-month anniversary of the subsequent change of control and receive severance under his agreement.

Employment Agreement with Karen W. Katz

        We have also entered into an employment agreement with Karen Katz that provides that she will act as Chief Executive Officer and President of Neiman Marcus Stores, a division of The Neiman Marcus Group, Inc., until October 2010, subject to automatic one-year renewals of the term if neither party submits a notice of termination at least three months prior to the end of the then-current term. This agreement may be terminated by either party on three months' notice, subject to severance obligations in the event Ms. Katz is terminated by The Neiman Marcus Group, Inc. without cause, she terminates her employment with The Neiman Marcus Group, Inc. for good reason, or The Neiman Marcus Group, Inc. delivers a notice of non-renewal of the employment agreement's term.

        Once the two-year period under the change of control termination protection agreement summarized below has ended, Ms. Katz will be entitled to lump sum severance in the event of a termination as described above equal to (i) her target bonus, pro rated to her length of service in the year of termination; and (ii) two times her annual base salary plus bonus. Ms. Katz will also be entitled to receive medical, dental and life insurance benefits for a two-year period following a severance triggering termination and may be entitled to an unreduced SERP benefit in the event Ms. Katz experiences a severance triggering termination before age 65.

        Each of our current executive officers (including Mr. Tansky and Ms. Katz) and certain other officers are party to a change of control termination protection agreement. Under each of the change of control termination protection agreements, upon a change of control (which includes completion of the merger as part of the Transactions), any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any outstanding equity incentive award would be automatically accelerated or waived. In addition, if the officer's employment is terminated by The Neiman Marcus Group, Inc. without "cause" or by the officer for "good reason" (which includes in most cases, among other things, a reduction in the officer's base salary or total bonus, a relocation greater than 50 miles from the officer's current principal place of business or a diminution in the officer's title or primary reporting relationship or substantial diminution in duties or responsibilities (other than solely as a result of our ceasing to be a publicly held corporation), as those terms are defined in the agreement, within two years following, or in some cases before (an "anticipatory termination"), a change of control), the officer will be entitled to receive a lump sum amount equal to (a) the sum of two times, or, in the case of Mr. Tansky, three times, (1) the officer's annual base salary and (2) his or her annual target bonus for the year of the termination, (b) a pro rata target bonus (provided that if the officer's employment terminates after more than 75% of our fiscal year has elapsed, the officer may be entitled to a pro rata portion of the actual bonus to which he or she would have been entitled if such actual bonus would have been greater than the target bonus; for purposes of calculating the actual bonus it is assumed that all qualitative and subjective performance criteria were achieved) and (c) in the case of an anticipatory termination, an amount equal to the base salary from the date of termination through the date of the change of control and any bonus for the most recently completed fiscal year if not previously paid due to the anticipatory termination. Payments to Mr. Tansky and Ms. Katz hereunder are in lieu of any severance provided for in their employment agreements.

        If an officer becomes entitled to receive these severance amounts, the officer will also be entitled to the following:

  •
  Deemed participation in and accelerated vesting of benefits under the SERP and a lump sum cash payment equal to the actuarial equivalent of the incremental benefits payable under the SERP if the officer were credited with enhanced years of service (two or three years) for purposes of eligibility for participation, eligibility for retirement, for early commencement of actuarial subsidies and for purposes of benefit accrual (modified as described above for Mr. Tansky and Ms. Katz);

  •
  Accelerated vesting of any outstanding equity awards held by such officer that are not otherwise accelerated pursuant to the terms under which such awards were granted;

  •
  Continuing coverage under our group health, dental and life insurance plans for the officer, their spouse and any dependents for two years (three years in the case of Mr. Tansky) (any such medical and dental benefits will become secondary to coverage provided by a subsequent employer) and certain retiree medical coverage benefits; and

  •
  Reimbursement for outplacement expenses and merchandise discounts for the officer, his or her spouse and dependents.

        Each agreement also contains a tax gross-up provision whereby if the officer incurs any excise tax by reason of his or her receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the officer will receive a gross-up payment in an amount that would place the officer in the same after-tax position that he or she would have been in if no excise tax had applied. However, under certain conditions, rather than receive a gross-up payment, the payments payable to the officer will be reduced so that no excise tax is imposed. As a condition to receiving any payments or benefits under the agreements, the officers must execute a release of claims in respect of their employment with us.

        In addition to the change of control termination protection agreements, each of our current executive officers and certain other officers, except for Mr. Tansky, are party to a confidentiality, non-competition and termination benefits agreement that will provide for severance benefits following the two-year period covered by the change of control termination protection agreements if the individual is terminated by the Company other than in the event of the individual's death, disability or termination for cause. These agreements provide for a severance payment equal to one or one and one-half times annual base salary payable over a one-year or eighteen month period, and reimbursement for COBRA premiums for the same period.

Management Equity Arrangements

        At the completion of the Transactions, the existing equity incentive plans, including the 1987 Stock Incentive Plan, the 1997 Stock Incentive Plan and the 2005 Stock Incentive Plan, terminated and all outstanding awards thereunder were cashed out in accordance with the merger agreement.

Management Equity Investment

        Certain members of management, including Burton M. Tansky, Karen Katz, James Skinner, Brendan Hoffman and James Gold, along with 21 other members of management, elected to invest in Neiman Marcus, Inc. by contributing cash or equity interests in the Company, or a combination of both, to Neiman Marcus, Inc. prior to the merger and receiving equity interests in Neiman Marcus, Inc. in exchange therefor immediately after completion of the merger pursuant to rollover agreements with the Company and Neiman Marcus, Inc. entered into on October 3 and 4, 2005. The aggregate amount of this investment was approximately $25.6 million.

Neiman Marcus, Inc. Management Equity Incentive Plan

        On November 29, 2005, Newton Holding, LLC, the holder of a majority of the shares of common stock of Neiman Marcus, Inc., Parent of the Company, approved The Neiman Marcus, Inc. Management Equity Incentive Plan (the "Plan").

        The Plan became effective on November 29, 2005 and will expire on November 29, 2015. Eligible participants include key employees, directors, service providers and consultants of Neiman Marcus, Inc. and its affiliates, including the Company. The Plan's purpose is to provide eligible participants with an appropriate incentive to encourage them to continue in the employ of Neiman Marcus, Inc. or its affiliates and to improve growth and profitability. As of November 29, 2005, there were approximately 30 employees of the Company eligible to participate in the Plan.

        Subject to certain adjustments provided in the Plan, options to purchase shares of common stock of Neiman Marcus, Inc. shall not exceed 80,708.7725 shares of common stock, of which 41,259.591 shall be "Performance Options" and 39,449.1815 shall be "Fair Value Options," as defined in the Plan and described below. All options granted under the Plan shall be non-qualified stock options and will expire no later than the tenth anniversary date of the grant. A copy of the Plan was filed with the Company's Current Report on Form 8-K filed on December 5, 2005 as Exhibit 10.28.

        On November 29, 2005, during our fiscal year 2006, Neiman Marcus, Inc. entered into a Stock Option Agreement with Burton M. Tansky (the "Stock Option Agreement"), Chief Executive Officer of Neiman Marcus, Inc. and the Company, issued under the terms and conditions of the Plan, to grant an option to purchase a total of 16,349.1798 shares of common stock of Neiman Marcus, Inc., of which the option to purchase 9,079.7947 shares will be considered a Performance Option Grant and the option to purchase 7,269.3851 shares will be considered a Fair Value Option Grant. The exercise price per share of the portion of the grant that is considered a Fair Value Option Grant will be $1,445 and the portion of the grant that is considered a Performance Option will have an exercise price of $1,445, subject to annual accretion at a rate of 10% compound rate in accordance with the Plan. Vesting with respect to an option to purchase 459.5392 shares pursuant to the Fair Value Option Grant will occur on October 6, 2006 and the remainder of the Fair Value Option Grant will vest and become exercisable with respect to the option to purchase 2,269.9486 on each of the subsequent three anniversary dates of October 6, 2006. Twenty-five percent (25%) of the Performance Option Grant will vest and become exercisable on each of the first four anniversaries of October 6, 2005. In the event Mr. Tansky's employment is terminated without cause or Mr. Tansky terminates his employment for good reason, in each case as defined in the Plan, an additional portion of each of the Fair Value Option Grant and the Performance Grant will become vested and exercisable, in accordance with the terms of the Stock Option Agreement. In addition, in the event of a subsequent change of control, or upon Mr. Tansky's death or disability, the entire Fair Value Option and Performance Option Grant will become vested and exercisable. The grants will expire on the tenth anniversary date of the grant unless earlier terminated due to Mr. Tansky's cessation of employment, death or disability.

        In connection with the adoption of the Plan and the grant of shares to Burton M. Tansky, Neiman Marcus, Inc. also granted certain eligible key employees an option to purchase shares of common stock of Neiman Marcus, Inc. in our fiscal year 2006, including an option to purchase 10,682.0751 shares to Karen Katz and options to purchase 5,341.0376 to each of James E. Skinner, Brendan Hoffman, and James J. Gold. 50% of each option grant for each individual is a Fair Value Option Grant and 50% is a Performance Option. The exercise price per share of the portion of the grant that is considered a Fair Value Option Grant will be $1,445 and the portion of the grant that is considered a Performance Option will have an exercise price of $1,445, subject to annual accretion at a rate of 10% compound rate in accordance with the Plan. Subject to the participant's continuous employment with the Company through the vesting date, the nonqualified stock option grants vest twenty-percent (20%) on the first anniversary of October 6, 2005 and thereafter vest in forty-eight equal monthly installments over the forty-eight months following the first anniversary of October 6, 2005. These participants have certain put rights in the event of a qualifying termination following a subsequent change of control, as provided in the stock option grant agreement. In addition, in the event a participant is terminated without cause or the participant terminates his or her employment for good reason, in each case as defined in the Plan, following a subsequent change of control, the entire Fair Value Option Grant and Performance Option Grant will become vested and exercisable. The grants will expire on the tenth anniversary date of the grant unless earlier terminated due to a participant's cessation of employment, death or disability.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Newton Holding, LLC Limited Liability Company Operating Agreement

        The Sponsor Funds and the Co-Investors, entered into a limited liability company operating agreement in respect of our indirect parent company, Newton Holding, LLC (the "LLC Agreement"). The LLC Agreement contains agreements among the parties with respect to the election of our directors and the directors of our parent companies, restrictions on the issuance or transfer of interests in us, including tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

        Pursuant to the LLC Agreement, each of Texas Pacific Group and Warburg Pincus has the right, which is freely assignable to other Investors, to nominate four directors, and Texas Pacific Group and Warburg Pincus is entitled to jointly nominate additional individuals, including individuals unaffiliated with the Investors, to also serve as directors. The rights of Texas Pacific Group and Warburg Pincus to nominate directors are subject to their ownership percentages in Newton Holding, LLC remaining above a specified percentage of their initial ownership percentage. Each of the Sponsors has the right to have at least one of its directors sit on each committee of the Board of Directors, to the extent permitted by applicable laws and regulations.

        The Sponsors will assign the right to appoint one of our directors to investment funds that are affiliates of Credit Suisse Securities (USA) LLC and the right to appoint one of our directors to investment funds associated with Leonard Green Partners.

        For purposes of any board action, each director nominated by Texas Pacific Group or Warburg Pincus has three votes and each of the other directors (including any jointly nominated directors and the directors nominated by investment funds that are affiliates of Credit Suisse Securities (USA) LLC and Leonard Green Partners) has one vote. Certain major decisions of the board of directors of Newton Holding, LLC require the approval of each of Texas Pacific Group and Warburg Pincus and certain other decisions of the board of directors of Newton Holding, LLC require the approval of a specified number of directors designated by each of Texas Pacific Group and Warburg Pincus, in each case subject to the requirement that their respective ownership percentage in Newton Holding, LLC remains above a specified percentage of their initial ownership percentage.

Registration Rights Agreement

        The Sponsor Funds and the Co-Investors entered into a registration rights agreement with us upon completion of the Transactions. Pursuant to this agreement, the Sponsor Funds can cause us to register their interests in The Neiman Marcus Group, Inc. under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The Sponsor Funds and the Co-Investors are also entitled to participate on a pro rata basis in any registration of our equity interests under the Securities Act that we may undertake. In addition, we have entered into a registration rights agreement with Credit Suisse Securities (USA) LLC under which we have agreed to register the senior notes and the senior subordinated notes for market making within a specified period of time.

Management Services Agreement

        In connection with the Transactions, we entered into a management services agreement with affiliates of the Sponsors pursuant to which affiliates of one of the Sponsors received on the closing date a transaction fee of $25 million in cash in connection with the Transactions. Affiliates of the other Sponsor waived any cash transaction fee in connection with the Transactions. In addition, pursuant to such agreement, and in exchange for consulting and management advisory services that will be provided to us by the Sponsors and their affiliates, affiliates of the Sponsors will receive an aggregate annual management fee equal to the lesser of (i) 0.25% of consolidated annual revenue and (ii) $10 million. In addition, affiliates of the Sponsors are entitled to receive reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of services pursuant to the agreement. The management services agreement also provides that affiliates of the Sponsors may receive fees in connection with certain subsequent financing and acquisition or disposition transactions. The management services agreement included customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

Certain Charter and By-laws Provisions

        Our amended and restated certificate of incorporation and our amended and restated by-laws, as well as the amended and restated certificate of incorporation and by-laws of our Parent, contain provisions limiting directors' obligations in respect of corporate opportunities. In addition, our amended and restated certificate of incorporation and the amended and restated certificate of incorporation of our Parent provide that Section 203 of the Delaware General Corporation Law will not apply to the Company or our Parent. Section 203 restricts "business combinations" between a corporation and "interested stockholders," generally defined as stockholders owning 15% or more of the voting stock of a corporation.

Loan to Mr. Tansky

        During fiscal year 2005, Mr. Tansky had an outstanding loan balance under our former Key Executive Stock Purchase Loan Plan (the "Loan Plan") in the amount of $369,253. The loan was used to exercise stock options and discharge tax liabilities, as provided in the Loan Plan. The loan bore interest at the annual rate of five percent, payable quarterly. Under the terms of the Loan Plan, loans became due and payable seven months following cessation of employment with us. Effective July 30, 2002, the Loan Plan was terminated and we have not made any other loans to any executive officer or director under the Loan Plan, nor has the loan to Mr. Tansky been modified in any material way. The loan to Mr. Tansky was fully paid at the closing of the Transactions. No other executive officer, director or five percent security holder was indebted to us since the beginning of our 2005 fiscal year. See "—Management Agreements" for a description of the Employment Agreement with Mr. Tansky.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        The following table sets forth information regarding beneficial ownership of Neiman Marcus, Inc.'s common stock as of March 31, 2006 by (i) each person we believe owns beneficially more than five percent of Neiman Marcus, Inc.'s outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all directors and executive officers as a group. Neiman Marcus, Inc. owns 100% of the common stock of The Neiman Marcus Group, Inc., which in turn owns 100% of the equity interests in each of the subsidiary guarantors.

Neiman Marcus, Inc.

Name	Number of Common Shares Beneficially Owned	Percent of Class(1)
Newton Holding, LLC 301 Commerce Street Suite 3300 Fort Worth, Texas 76102	1,000,000	98.79%
Affiliates of Texas Pacific Group(2) 301 Commerce Street Suite 3300 Fort Worth, Texas 76102	1,000,000	98.79%
Affiliates of Warburg Pincus, LLC(3) 466 Lexington Avenue New York, NY 10017	1,000,000	98.79%
David A. Barr(4) 466 Lexington Avenue New York, NY 10017	1,000,000	98.79%
James Coulter(5) 345 California Street Suite 3300 San Francisco, CA 94104	1,000,000	98.79%
Sidney Lapidus(4) 466 Lexington Avenue New York, NY 10017	1,000,000	98.79%
Kewsong Lee(4) 466 Lexington Avenue New York, NY 10017	1,000,000	98.79%
Burton M. Tansky(6) 1618 Main Street Dallas TX 75201	8,212	*
Karen W. Katz 1618 Main Street Dallas TX 75201	4,027	*
James E. Skinner 1618 Main Street Dallas TX 75201	2,107	*
Brendan L. Hoffman 1618 Main Street Dallas TX 75201	1,449	*

James J. Gold 754 Fifth Avenue New York, NY 10019	902	*
Ron Beegle 150 N. Santa Anita Avenue Suite 300 Arcadia, CA 91006	—	*
Jonathan Coslet(5) 345 California Street Suite 3300 San Francisco, CA 94104	—	*
John G. Danhakl 11111 Santa Monica Boulevard Suite 2000 Los Angeles, CA 90025	—	*
Carrie Wheeler(5) 345 California Street Suite 3300 San Francisco, CA 94104	—	*
Directors and Officers as a Group(4)(5)(6)	1,016,696	99.72%

*
Represents less than 1% of the class.

(1)
Percentage of class beneficially owned is based on 1,012,264 common shares outstanding as of March 31, 2006, together with the applicable options to purchase common shares for each shareholder exercisable on March 31, 2006 or within 60 days thereafter. Shares issuable upon the exercise of options currently exercisable or exercisable 60 days after March 31, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of such security, or "investment power", which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

(2)
Includes the 1,000,000 shares owned by Newton Holding, LLC over which TPG Partners IV, L.P., TPG Newton III, LLC and TPG Newton Co-Invest I, LLC (the "TPG Entities") may be deemed, as a result of their ownership of 41.52% of Newton Holding, LLC's total outstanding shares and certain provisions under the Newton Holding, LLC operating agreement, to have shared voting or dispositive power. David Bonderman, James G. Coulter and William S. Price, III are directors, officers and sole shareholders of each of i) TPG Advisors III, Inc., which is the general partner of TPG Partners III, which in turn is the managing member of TPG Newton III, LLC; and ii) TPG Advisors IV, Inc., which is the general partner of TPG GenPar IV, L.P., which in turn is a) the general partner of TPG Partners IV, L.P. and b) the managing member of TPG Newton Co-Invest I, LLC. By virtue of their position in relation to the TPG Entities, Mr. Bonderman, Mr. Coulter and Mr. Price may be deemed to have investment powers and beneficial ownership with respect to the securities described herein. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(3)
Includes the 1,000,000 shares owned by Newton Holding, LLC over which Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII, C.V. I, Warburg Pincus Germany Private Equity VIII K.G. (collectively, "WP VIII") and Warburg Pincus Private Equity IX, L.P. ("WP IX") may be deemed, as a result of their ownership of 43.25% of Newton Holding, LLC's total outstanding shares and certain provisions under the Newton Holding, LLC operating agreement, to have shared voting or dispositive power. Warburg Pincus Partners, LLC, a direct subsidiary of Warburg Pincus & Co. ("WP"), is the general partner of WP VIII. Warburg Pincus IX, LLC, an indirect subsidiary of WP, is the general partner of WP IX. Warburg Pincus LLC ("WP LLC") is the manager of each of WP VIII and WP IX. WP and WP LLC may be deemed to beneficially own all of the shares of common stock owned by WP VIII and WP IX. Charles R. Kaye and Joseph P. Landy are managing general partners of WP and managing members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares of common stock owned by WP VIII and WP IX.

(4)
Messrs. Barr, Lapidus and Lee, as partners of WP and managing directors and members of WP LLC, may be deemed to beneficially own all of the shares of common stock beneficially owned by the Warburg Entities. Messrs. Barr, Lapidus and Lee disclaim any beneficial ownership of these shares of common stock.

(5)
Mr. Coulter, as managing general partner of Texas Pacific Group, may be deemed to beneficially own all of the shares of common stock owned by the TPG Entities. Mr. Coulter disclaims any beneficial ownership of these shares of common stock. Neither Mr. Coslet nor Ms. Wheeler has voting or dispositive power over any of the shares of common stock that may be deemed to be beneficially owned by Texas Pacific Group.

(6)
Includes 7,283 shares not currently owned but issuable upon the exercise of stock options awarded under the Neiman Marcus, Inc. Management Equity Incentive Plan that are currently exercisable or become exercisable within 60 days.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

        Overview.    In connection with the Transactions, we entered into a credit agreement and related security and other agreements for a senior secured asset-based revolving credit facility with Deutsche Bank Trust Company Americas as administrative agent and collateral agent.

        Our senior secured asset-based revolving credit facility provides senior secured financing of up to $600 million, subject to the borrowing base. The borrowing base at any time equals the lesser of 80% of eligible inventory (valued at the lower of cost or market value) and 85% of the net orderly liquidation value of the eligible inventory, less certain reserves. Our senior secured asset-based revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans, and is available in U.S. dollars. As of April 29, 2006, the Company had $573.2 million of unused borrowing availability under the senior secured asset-based revolving credit facility based on a borrowing base of over $600.0 million and after giving effect to $26.8 million used for letters of credit.

        The senior secured asset-based revolving credit facility provides that we have the right at any time to request up to $200 million of additional commitments under this facility. The lenders under this facility are not under any obligation to provide any such additional commitments under this facility, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased to up to $800 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

        Interest Rate and Fees.    Borrowings under our senior secured asset-based revolving credit facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under our senior secured asset-based revolving credit facility is 0% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin for borrowings under our senior secured asset-based revolving credit facility is subject to adjustment based on the historical availability under our senior secured asset-based revolving credit facility.

        In addition to paying interest on outstanding principal under our senior secured asset-based revolving credit facility, we are required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments thereunder. If the average revolving loan utilization thereunder is 50% or more for any applicable period, the commitment fee will be reduced to 0.250% for such period. We must also pay customary letter of credit fees and agency fees.

        Mandatory Repayments.    If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under our senior secured asset-based revolving credit facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, we will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under our senior secured asset-based revolving credit facility is less than $60 million or an event of default has occurred, we will be required to repay outstanding loans and cash collateralize letters of credit with the cash we are required to deposit daily in a collection account maintained with the agent under our senior secured asset-based revolving credit facility.

        Voluntary Repayments.    We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

        Amortization and Final Maturity.    There is no scheduled amortization under our senior secured asset-based revolving credit facility. The principal amount outstanding of the loans under our senior secured asset-based revolving credit facility are due and payable in full on October 6, 2010.

        Guarantees and Security.    All obligations under our senior secured asset-based revolving credit facility are unconditionally guaranteed by our Parent, Neiman Marcus, Inc., and, subject to the exceptions described in the following sentence, certain of our existing and future domestic subsidiaries. The following entities have not guaranteed our senior secured asset-based revolving credit facility: (i) Neiman Marcus Funding Corporation, (ii) Kate Spade LLC and (iii) certain immaterial subsidiaries, including Willow Bend Beverage Corporation. As of April 29, 2006, the liabilities of the Company's non-guarantor subsidiaries (including Gurwitch Products, L.L.C., which was sold on July 27, 2006) totaled approximately $38.1 million, or 0.7% of consolidated liabilities, and the assets of the Company's non-guarantor subsidiaries aggregated approximately $194.0 million, or 2.9% of consolidated total assets.

        All obligations under our senior secured asset-based revolving credit facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of our assets and the assets of Neiman Marcus, Inc. and our subsidiaries that have guaranteed our senior secured asset-based revolving credit facility (subsidiary guarantors), including:

  •
  a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by us or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by us and the subsidiary guarantors, certain related assets and proceeds of the foregoing; and

  •
  a second-priority pledge of 100% of our capital stock and certain of the capital stock held by us, Neiman Marcus, Inc. or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

  •
  a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us, Neiman Marcus, Inc. and each subsidiary guarantor, including a significant portion of our material owned and leased real property (which, on the closing date of the Transactions, consisted of a majority of our full-line retail stores) and equipment.

        In addition, a substantial portion of the collateral described in the last two bullet points above is included, on an equal and ratable basis, in the 2028 Debenture Collateral, to the extent required by the 2028 debenture indenture.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor of the senior secured credit facilities does not constitute collateral under our senior secured credit facilities (and, as a result, does not constitute 2028 Debenture Collateral) to the extent that such securities cannot secure the 2028 debentures or other secured public debt obligations of the Company without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under our senior secured asset-based revolving credit facility and the 2028 Debenture Collateral includes shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 debentures (or, currently, $25 million) or other secured public debt obligations of the Company. Stock of Kate Spade LLC and its assets also do not constitute collateral under our senior secured credit facilities or 2028 Debenture Collateral.

        Certain Covenants and Events of Default.    Our senior secured asset-based revolving credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

  •
  make investments, loans, advances and acquisitions;

  •
  create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

  •
  engage in transactions with our affiliates;

  •
  sell assets, including capital stock of our subsidiaries;

  •
  consolidate or merge;

  •
  create liens; and

  •
  enter into sale and lease back transactions.

        The covenants limiting dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of other indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that we must have at least $75 million of pro forma excess availability under the senior secured asset-based revolving credit facility and that we must be in pro forma compliance with the fixed charge coverage ratio described in the next paragraph.

        Although the credit agreement governing our senior secured asset-based revolving credit facility does not require us to comply with any financial ratio maintenance covenants, if less than $60 million were available to be borrowed under our senior secured asset-based revolving credit facility at any time, we would not be permitted to borrow any additional amounts unless our pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.1 to 1.0.

        The credit agreement governing our senior secured asset-based revolving credit facility also contains certain customary affirmative covenants and events of default.

Senior Secured Term Loan Facility

        Overview.    On October 6, 2005, in connection with the Transactions, we entered into a credit agreement and related security and other agreements for a $1,975.0 million senior secured term loan facility with Credit Suisse as administrative agent and collateral agent. The full amount of the senior secured term loan facility was borrowed on October 6, 2005; at April 29, 2006, $1,875.0 principal amount of term loans remained outstanding. In the second quarter of fiscal year 2006, the Company repaid $100.0 million principal amount of the loans under the senior secured term loan facility.

        Interest Rate and Fees.    Borrowings under our senior secured term loan facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The applicable margin is 1.5% with respect to base rate borrowings and 2.5% with respect to LIBOR borrowings. The interest rate on the outstanding borrowings pursuant to the senior secured term loan facility was 7.49% at July 6, 2006.

        Mandatory Repayments.    The credit agreement governing our senior secured term loan facility requires us to prepay outstanding term loans with 50% (which percentage will be reduced to 25% (if our total leverage ratio is less than a specified ratio and will be reduced to 0% if our total leverage ratio is less than a specified ratio) of our annual excess cash flow (as defined in the credit agreement).

        Change of Control Prepayment Offer and Asset Sale Offer.    If a change of control as defined in the credit agreement (which is the same as the corresponding definition in the indentures governing the notes) occurs, we will be required to offer to prepay all outstanding term loans, at a prepayment price amount equal to 101% of the principal amount to be prepaid, plus accrued and unpaid interest to the date of prepayment. We must also offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

        Voluntary Repayments.    We may voluntarily prepay outstanding loans under our senior secured term loan facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans. If we repay all or any portion of our senior secured term loan facility prior to October 6, 2006 (other than a prepayment that is made with certain designated asset sale proceeds), we must pay 101% of the principal amount to be repaid. There is no scheduled amortization under the senior secured term loan facility.

        Amortization and Final Maturity.    There is no scheduled amortization under our senior secured term loan facility. The principal amount outstanding of the loans under our senior secured term loan facility is due and payable in full on April 6, 2013.

        Guarantees and Security.    All obligations under our senior secured term loan facility are unconditionally guaranteed by our Parent, Neiman Marcus, Inc., and each direct and indirect domestic subsidiary of the Company that guarantees the obligations of the Company under our senior secured asset-based revolving credit facility. All obligations under the senior secured term loan facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of our assets and the assets of Neiman Marcus, Inc. and the subsidiary guarantors, including:

  •
  a first-priority pledge of 100% of our capital stock and certain of the capital stock held by us, Neiman Marcus, Inc. or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

  •
  a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us, Neiman Marcus, Inc. and each subsidiary guarantor, including a significant portion of our material owned and leased real property (which, on the closing date of the Transactions, consisted of a majority of our full-line retail stores) and equipment, but excluding, among other things, the collateral described in the following bullet point; and

  •
  a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by us or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by us and the subsidiary guarantors, certain related assets and proceeds of the foregoing.

        In addition, a substantial portion of the collateral described in the first two bullet points above is included, on an equal and ratable basis, in the 2028 Debenture Collateral, to the extent required by the 2028 debenture indenture.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor of the senior secured credit facilities does not constitute collateral under our senior secured credit facilities (and, as a result, does not constitute 2028 Debenture Collateral) to the extent that such securities cannot secure the 2028 debentures or other secured public debt obligations of the Company without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under our senior secured term loan facility and the 2028 Debenture Collateral includes shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 debentures (or, currently, $25 million) or other secured public debt obligations of the Company. Stock of our Kate Spade LLC and its assets also do not constitute collateral under our senior secured credit facilities or 2028 Debenture Collateral.

        Certain Covenants and Events of Default.    The credit agreement governing our senior secured term loan facility contains a number of negative covenants that are substantially similar to those governing the senior notes and additional covenants related to the security arrangements for the facility. See "—Senior Notes."

        The credit agreement governing our senior secured term loan facility also contains certain customary affirmative covenants and events of default.

Senior Notes

        On October 6, 2005, Newton Acquisition Merger Sub., Inc. issued $700.0 million aggregate original principal amount of 9%/9 3/4% Senior Notes under a senior indenture (the "Senior Indenture") with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Indenture. The senior notes mature on October 15, 2015.

        For any interest payment period through October 15, 2010, the Company may, at its option, elect to pay interest on the senior notes entirely in cash (Cash Interest) or entirely by increasing the principal amount of the outstanding senior notes or by issuing additional senior notes (PIK Interest). Cash Interest on the senior notes accrues at the rate of 9% per annum. PIK Interest on the senior notes accrues at the rate of 9 3/4% per annum. After October 15, 2010, the Company will make all interest payments on the senior notes entirely in cash. All senior notes mature on October 15, 2015 and have the same rights and benefits as the senior notes issued on October 6, 2005. Interest on the senior notes is payable quarterly in arrears on each January 15, April 15, July 15 and October 15.

        The senior notes are guaranteed, jointly and severally, on an unsecured, senior basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee its obligations under the Company's senior secured credit facilities and by Parent. The senior notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior obligations and rank

        (i)    equal in right of payment with all of the Company's and the guarantors' existing and future senior indebtedness, including any borrowings under the Company's senior secured credit facilities and the guarantees thereof and the 2028 debentures and the Parent's guarantee thereof; and

        (ii)   senior to all of the Company's and its guarantors' existing and future subordinated indebtedness, including the senior subordinated notes and the guarantees thereof.

        The senior notes also are effectively junior in priority to the Company's and its guarantors' obligations under all secured indebtedness, including the Company's senior secured credit facilities, the 2028 debentures, and any other secured obligations of the Company, in each case, to the extent of the value of such assets securing such other obligations. In addition, the senior notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the senior notes, but under certain circumstances, the Company may be required to offer to purchase senior notes as described below. The Company may from time to time acquire senior notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the senior notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the senior notes, in whole or in part, at a redemption price equal to 104.5% of principal amount, declining annually to 100% of the principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of senior notes at a redemption price equal to 109.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company. At any time prior to October 15, 2010, the Company also may redeem all or a part of the senior notes at a redemption price equal to 100% of the principal amount of senior notes redeemed plus an applicable premium, as provided in the Senior Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Indenture), each holder of the senior notes has the right to require the Company to repurchase some or all of such holder's senior notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the senior notes contains covenants that limit the Company's ability and certain of its subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay dividends on the Company's capital stock or redeem, repurchase or retire the Company's capital stock or subordinated indebtedness;

  •
  make investments;

  •
  create restrictions on the payment of dividends or other amounts to us from the Company's restricted subsidiaries that are not guarantors of the notes;

  •
  engage in transactions with the Company's affiliates;

  •
  sell assets, including capital stock of the Company's subsidiaries;

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  consolidate or merge;

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  create liens; and

  •
  enter into sale and lease back transactions.

        Kate Spade LLC is not subject to the covenants contained in the Senior Indenture. The Senior Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding senior notes to be due and payable immediately.

Senior Subordinated Notes

        On October 6, 2005, Newton Acquisition Merger Sub., Inc. issued $500.0 million aggregate principal amount of 10 3/8% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Subordinated Indenture. The senior subordinated notes mature on October 15, 2015. Interest on the senior subordinated notes is payable in cash semi-annually in arrears on each April 15 and October 15.

        The senior subordinated notes are guaranteed, jointly and severally, on an unsecured, senior subordinated basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee its obligations under the senior secured credit facilities and by Parent. The senior subordinated notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior subordinated obligations and rank

          (i)    junior to all of the Company's and the guarantors' existing and future senior indebtedness, including the senior notes and any borrowings under the Company's senior secured credit facilities, and the guarantees thereof and the 2028 debentures and the Parent's guarantees thereof;

          (ii)   equally with any of the Company's and the guarantors' future senior subordinated indebtedness; and

          (iii)  senior to any of the Company's and the guarantors' future subordinated indebtedness. In addition, the senior subordinated notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the senior subordinated notes, but, under certain circumstances, the Company may be required to offer to purchase senior subordinated notes as described below. The Company may from time to time acquire senior subordinated notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the senior subordinated notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the senior subordinated notes, in whole or in part, at a redemption price equal to 105.188% of principal amount, declining annually to 100% of principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Subordinated Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of senior subordinated notes at a redemption price equal to 110.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company.

        At any time prior to October 15, 2010, the Company also may redeem all or a part of the senior subordinated notes at a redemption price equal to 100% of the principal amount of senior subordinated notes redeemed plus an applicable premium, as provided in the Senior Subordinated Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), the Company will make an offer to purchase all of the senior subordinated notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the senior subordinated notes contains covenants substantially similar to those applicable to the Company's senior notes described above. The Senior Subordinated Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding senior notes to be due and payable immediately, subject to certain exceptions.

DESCRIPTION OF THE 2028 DEBENTURES

General

        In May 1998, The Neiman Marcus Group, Inc. issued $125 million aggregate principal amount of 7.125% senior debentures due 2028. The 2028 debentures were issued under an Indenture dated May 27, 1998 between The Neiman Marcus Group, Inc. and The Bank of New York Trust Company, N.A., as the successor trustee (as amended and supplemented, the "2028 debenture indenture"). The 2028 debenture indenture has been qualified under and is subject to and governed by the Trust Indenture Act of 1939. The terms of the 2028 debentures include those stated in the 2028 debenture indenture and those made part of the 2028 debenture indenture by reference to the Trust Indenture Act.

        The 2028 debentures were unsecured when originally issued, but were granted security pursuant to the requirements of the negative pledge covenant contained in the 2028 debenture indenture as a result of our incurrence of secured indebtedness in the Transactions. The 2028 debentures are currently equally and ratably secured by the 2028 Debenture Collateral as described below under "—Collateral." On July 11, 2006, Neiman Marcus, Inc. executed a guarantee (as described below) of the 2028 debentures in connection with the filing of this registration statement.

        The 2028 debentures are our senior obligations and rank equal in right of payment with all of our existing and future senior indebtedness, senior to all of our existing and future subordinated indebtedness, and effectively junior to all of our existing and future indebtedness that is secured by collateral that does not also secure the 2028 debentures, to the extent of the value of such assets securing such other obligations.

        In this description, the "Company" refers to The Neiman Marcus Group, Inc., and not to any of its subsidiaries.

        The following description is only a summary of the material provisions of the 2028 debentures and the 2028 debenture indenture. We urge you to read the 2028 debenture indenture because it, and not this description, defines your rights as a holder of 2028 debentures. Copies of the 2028 debenture indenture have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus forms a part.

Principal, Maturity and Interest

        The 2028 debentures are limited to $125,000,000 aggregate principal amount and mature on June 1, 2028.

        The 2028 debentures bear interest at the rate of 7.125% per annum from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually in arrears on June 1 and December 1 of each year to the persons in whose names the 2028 debentures are registered at the close of business on the preceding May 15 or November 15, as the case may be.

Guarantee

        On July 11, 2006, Neiman Marcus, Inc., our Parent, as primary obligor and not merely as surety, irrevocably and unconditionally guaranteed, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the 2028 debenture indenture and the 2028 debentures, whether for payment of principal of, or interest on the 2028 debentures, expenses, indemnification or otherwise, on the terms set forth in the 2028 debenture indenture by executing the Guarantee.

        The Guarantee is a general unsecured senior obligation of our Parent, ranks equal in right of payment with all existing and any future senior indebtedness of our Parent including the guarantees of the senior secured credit facilities and the senior notes, is effectively subordinated to all secured indebtedness of our Parent, including the guarantee of the senior secured credit facilities, and ranks senior in right of payment to all existing and any future subordinated indebtedness of our Parent, including the guarantee of the senior subordinated notes.

        The Guarantee of our Parent will automatically and unconditionally be released and discharged upon the exercise by the Company of its legal defeasance option or its covenant defeasance option, as described under "Legal Defeasance and Covenant Defeasance" or if the Company's obligations under the 2028 debenture indenture are discharged in accordance with the terms of the 2028 debenture indenture.

Collateral

        The 2028 debentures were unsecured when originally issued.

        On October 6, 2005, as a part of the Transactions and in order to comply with the requirements of the negative pledge covenant in the 2028 debenture indenture, the 2028 debentures were equally and ratably secured by a first lien security interest on certain collateral subject to the liens granted under our senior secured credit facilities constituting (a)(i) 100% of the capital stock of certain of the Company's existing and future domestic subsidiaries, and (ii) 100% of the non-voting stock and 65% of the voting stock of certain of the Company's existing and future foreign subsidiaries and (b) certain of the Company's Principal Properties (as defined below under "Description of the 2028 Debentures—Certain Covenants—Certain Definitions") that included on the closing date of the Transaction a majority of our full-line stores, in each case, to the extent required by the terms of the 2028 debenture indenture (the "2028 Debenture Collateral").

        The 2028 debentures' security interest in the 2028 Debenture Collateral is shared equally and ratably with the first lien security interest on that collateral of the lenders under our senior secured term loan facility and is senior to the second-priority security interest on that collateral of the lenders under our senior secured asset-based revolving credit facility (although if the lien of the lenders under our senior secured term loan facility were to be released, without replacement, while our senior secured asset-based revolving credit facility remains outstanding, the lien of the lenders under our senior secured asset-based revolving credit facility would become a first priority lien and the 2028 debentures' security interest in the 2028 Debenture Collateral would then be shared equally and ratably with the lenders under our senior secured asset-based revolving credit facility).

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor of the senior secured credit facilities does not constitute collateral under our senior secured credit facilities (and, as a result, does not constitute 2028 Debenture Collateral) to the extent that such securities cannot secure the 2028 debentures or other secured public debt obligations of the Company without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under our senior secured credit facilities and the 2028 Debenture Collateral includes shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 debentures (or, currently, $25 million) or other secured public debt obligations of the Company. Stock of Kate Spade LLC and its assets also do not constitute collateral under our senior secured credit facilities or 2028 Debenture Collateral. Accordingly, holders of the 2028 debentures should assume that the value of any 2028 Debenture Collateral consisting of capital stock or other securities of a subsidiary of the Company will not be material.

        Because the 2028 debentures' security interest on the 2028 Debenture Collateral has been granted only for purposes of compliance with the negative pledge covenant contained in the 2028 debenture indenture, the 2028 debentures are secured only for so long as the senior secured credit facilities (or other secured indebtedness subject to the 2028 debentures' negative pledge clause) and the liens thereunder remain in existence and the 2028 Debenture Collateral is subject to release under the senior secured credit facilities without the consent of holders of the 2028 debentures. In addition, the intercreditor agreement, which was entered into in connection with collateral arrangements related to the Transactions, provides that each holder of 2028 debentures, by accepting the agreement's benefits, is deemed to have:

  •
  agreed that the collateral agent has no duty and owes no obligation or responsibility (fiduciary or otherwise) to the 2028 debenture trustee or such holders, other than the duty to perform its express obligations under the intercreditor agreement in accordance with its terms;

  •
  waived any right it might have, under applicable law or otherwise, to compel the sale or other disposition of any 2028 Debenture Collateral, and any obligation the collateral agent might have, under applicable law or otherwise, to obtain any minimum price for any 2028 Debenture Collateral upon the sale thereof; and

  •
  agreed that the sole right of the holders of the 2028 debentures shall be to receive their ratable share of any proceeds of 2028 Debenture Collateral in accordance with and subject to the provisions of the related documentation.

        The negative pledge covenant pursuant to which the 2028 debentures' security interest in the 2028 Debenture Collateral was granted provides that the Company must secure the 2028 debentures equally and ratably if it creates, assumes or suffers to exist any lien on any Principal Property of the Company or any Restricted Subsidiary or shares of capital stock or indebtedness of any Subsidiary, or permits any Restricted Subsidiary to do so, subject to certain exceptions. Because the negative pledge covenant applies only to pledges of Principal Properties and capital stock or indebtedness of subsidiaries of the Company, the 2028 debentures do not share the senior secured credit facilities' lien over certain collateral (such as capital stock of the Company and our intellectual property, inventory and related accounts and cash) that does not fall within these categories. See "Description of the 2028 Debentures—Certain Covenants—Certain Definitions" for definitions of the capitalized terms used in this paragraph.

Ranking

        The 2028 debentures are our senior obligations and rank:

  •
  equal in right of payment with all of our existing and future senior indebtedness, including any borrowings under our senior secured credit facilities and the senior notes; and

  •
  senior to all of our existing and future subordinated indebtedness, including the senior subordinated notes.

        The 2028 debentures are structurally subordinated to indebtedness and other liabilities of our subsidiaries (except to the extent of any security interest in the assets of any subsidiaries that may secure the 2028 debentures), including trade payables and subsidiary guarantees of our senior secured credit facilities and the notes. The 2028 debentures effectively rank junior to all of our existing and future indebtedness, including our senior secured credit facilities, that is secured by collateral that does not also secure the 2028 debentures, to the extent of the value of such assets securing such other obligations.

Optional Redemption

        The 2028 debentures are redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of the 2028 debentures to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined below) thereon discounted to the redemption date on a semiannual basis

(assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued interest on the principal amount being redeemed to the date of redemption.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2028 debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2028 debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

        "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (b) if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York time on the third business day preceding such redemption date.

        "Reference Treasury Dealer" means each of Salomon Brothers Inc, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, their respective successors and any such other Primary Treasury Dealer as the Company designates; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

        "Remaining Scheduled Payments" means, with respect to any 2028 debenture, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such debentures, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of 2028 debentures to be redeemed.

        Unless the Company defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the 2028 debentures or portions thereof called for redemption.

Mergers and Sales of Assets by the Company

        The Company may not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its assets to any other Person, unless, among other things, (i) the resulting, surviving or transferee Person (if other than the Company) shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume the Company's obligations under the 2028 debentures and the 2028 debenture indenture, and (ii) the Company or such successor Person shall not immediately thereafter be in default under the 2028 debenture indenture. Upon the assumption of the Company's obligations by such a Person in such circumstances, subject to certain exceptions, the Company shall be discharged from all its obligations under the 2028 debentures and the 2028 debenture indenture.

        Other than the restrictions on liens and sale and leaseback transactions set forth in the 2028 debenture indenture and described below under "Certain Covenants," the 2028 debenture indenture and the 2028 debentures do not contain any covenants or other provisions designed to afford holders of 2028 debentures protection in the event of a highly leveraged transaction involving the Company or any of its subsidiaries.

Amendment and Waiver

        Amendments of the 2028 debenture indenture or the 2028 debentures through a supplemental indenture may be made only with the consent of the holders of a majority in principal amount of the 2028 debentures, except in the following circumstances, with respect to which no consent of the holders of the 2028 debentures shall be required:

          (1)   to evidence the succession of another corporation to the Company, and the assumption by any such successor of the covenants of the Company in the 2028 debenture indenture and in the 2028 debentures;

          (2)   to add to the covenants of the Company, to add to the rights of the holders of the 2028 debentures or to surrender any right or power in the 2028 debenture indenture conferred upon the Company, for the benefit of the holders of the 2028 debentures;

          (3)   to cure any ambiguity, to correct or supplement any provision in the 2028 debenture indenture which may be inconsistent with any other provision in the 2028 debenture indenture, or to make any other provisions with respect to matters or questions arising under the 2028 debenture indenture;

          (4)   to add to the 2028 debenture indenture such provisions as may be expressly permitted by the TIA, excluding, however, the provisions referred to in Section 316(a)(2) of the TIA as in effect at the date as of which the 2028 debenture indenture was executed or any corresponding provision in any similar Federal statute hereafter enacted;

          (5)   to establish any form of debenture, as provided for in the 2028 debenture indenture;

          (6)   to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the 2028 debenture indenture and to add to or change any of the provisions of the 2028 debenture indenture as shall be necessary to provide for or facilitate the administration of the trusts under the 2028 debenture indenture by more than one trustee; or

          (7)   to add any additional Events of Default in respect of the 2028 debentures; or

          (8)   to provide for the issuance of debentures in coupon as well as fully registered form.

        No supplemental indenture for the purposes identified in Clauses (2), (3) or (7) above may be entered into if to do so would adversely affect the interest of the holders of the 2028 debentures.

        Waivers of compliance with any provision of the 2028 debenture indenture or the 2028 debentures may be made only with the consent of the holders of a majority in principal amount of the 2028 debentures. The consent of all holders of debentures will be required to (a) change the stated maturity thereof, (b) reduce the principal amount thereof, (c) reduce the rate, or manner of calculating the same, or change the time or place of payment of interest thereon, or (d) impair the right to institute suit for the payment of principal thereof or interest thereon. The holders of a majority in aggregate principal amount of debentures may waive any past default under the 2028 debenture indenture and its consequences, except a default (1) in the payment of the principal of or interest on the 2028 debentures, or (2) in respect of a provision which cannot be waived or amended without the consent of all holders of debentures.

Information Concerning the Trustee

        The Company may have banking relationships in the ordinary course of business with The Bank of New York Trust Company, N.A., and its affiliates.

Certain Covenants

        The 2028 debenture indenture contains covenants limiting pledges of security and sale/leaseback transactions as described below. Many of the covenants found in our senior secured credit facilities and the indentures governing our notes are not found in the 2028 debenture indenture, which does not contain limitations on our or our subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or indebtedness;

  •
  make investments;

  •
  create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

  •
  engage in transactions with our affiliates; or

  •
  sell assets, including capital stock of our subsidiaries.

Negative Pledge

        The Company shall not create, assume or suffer to exist any lien on any Principal Property (as defined below under "—Certain Definitions") of the Company or any Restricted Subsidiary (as defined below under "—Certain Definitions") or shares of capital stock or indebtedness of any Subsidiary, or permit any Restricted Subsidiary to do so, without securing the 2028 debentures equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions specified in the 2028 debenture indenture. The exceptions are: (a) any lien existing on the date of issuance of the 2028 debentures; (b) liens existing on property owned or leased by, or shares of capital stock or indebtedness of, an entity at the time it becomes a Restricted Subsidiary; (c) liens existing on property at the time of the acquisition or lease thereof by the Company or a Restricted Subsidiary; (d) liens on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (e) certain liens incurred on capital stock, property or assets to finance the purchase price thereof; (f) certain liens incurred on property or assets to finance the construction, alteration or improvement thereof; (g) any lien securing debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary; (h) any lien in favor of any customer arising in respect of performance deposits and partial, progress, advance or other payments made by or on behalf of such customer, for goods produced or to be produced for or services rendered or to be rendered to such customer in the ordinary course of business, which lien shall not exceed the amount of such deposits or payments; (i) mechanics', workmen's, repairmen's and similar liens arising in the ordinary course of business; (j) liens created or resulting from any litigation or proceedings which are being contested in good faith;

liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review; or liens incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Restricted Subsidiary is a party; (k) any lien for taxes or assessments or governmental charges or levies not yet due or delinquent or which can thereafter be paid without penalty or which are being contested in good faith by appropriate proceedings; any landlord's lien on property held under lease and tenants' rights under leases; easements and any other liens of a nature similar to those hereinabove described in this clause (k) which do not, in the opinion of the Company, materially impair the use of such property in the operation of the business of the Company or any Restricted Subsidiary or the value of such property for the purposes of such business; (l) any lien which may be deemed to result from an agreement or commitment to exchange securities of a Subsidiary for other securities of the Company, whether or not such securities of a Subsidiary are placed in escrow for such purpose; (m) certain liens in favor of or required by contracts with governmental entities; (n) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any lien referred to in clauses (a) through (m), so long as the principal amount of the debt secured thereby does not exceed the principal amount of debts so secured at the time of the extension, renewal or replacement (with certain exceptions) and the lien is limited to all or part of the same property subject to the lien so extended, renewed or replaced (plus improvements on the property); and (o) any lien otherwise prohibited by such covenant that secures indebtedness which, together with the aggregate amount of outstanding indebtedness secured by liens otherwise prohibited by such covenant and the value of certain sale and leaseback transactions, does not exceed 15% of the Company's Consolidated Net Assets.

Limitation on Sale and Leasebacks

        The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction covering any Principal Property of the Company or such Restricted Subsidiary unless (a) the Company or such Restricted Subsidiary would be entitled under the provisions described above to incur debt equal to the value of such sale and leaseback transaction, secured by liens on the facilities to be leased, without equally and ratably securing the 2028 debentures, or (b) the Company, during the 180 days following the effective date of such sale and leaseback transaction, applies an amount equal to the value of such sale and leaseback transaction to the voluntary retirement of long-term indebtedness, purchases Principal Property having a fair value at least equal to the value of such sale and leaseback transaction or cancels the 2028 debentures or Funded Debt (as defined in the 2028 debenture indenture) in an aggregate principal amount at least equal to the value of such sale and leaseback transaction.

Certain Definitions

        The 2028 debenture indenture defines "Consolidated Net Assets" as the total amount of all assets appearing on the consolidated balance sheet of the Company and its Restricted Subsidiaries (at their net book values, after deducting related depreciation, amortization and all other valuation reserves which have been set aside in connection with the business conducted and which are reflected on the aforementioned consolidated balance sheet), less total current liabilities other than long-term liabilities due within one year..

        The 2028 debenture indenture defines "Restricted Subsidiary" as any "Subsidiary" (which term generally includes majority-owned direct and indirect subsidiaries) of the Company (other than a Subsidiary that is principally engaged in the business of owning or investing in real estate (a "Real Estate Subsidiary"), finance, credit, leasing, financial services or other similar operations, or any combination thereof), which itself, or with one or more other Restricted Subsidiaries, owns or leases a Principal Property. The 2028 debenture indenture provides, however, that in the event that any

Restricted Subsidiary, in a single transaction or through a series of related transactions, shall (i) be consolidated with or merge with or into a Real Estate Subsidiary or any of its subsidiaries or (ii) transfer (by lease, assignment, sale or otherwise) all or substantially all of its properties and assets to a Real Estate Subsidiary, then the term "Restricted Subsidiary" shall include such Real Estate Subsidiary.

        The 2028 debenture indenture defines the term "Principal Property" as all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, that are located in the United States of America and that would be reflected on the consolidated balance sheet of a Person; provided that such term shall not include any property which the Board of Directors of the Company by resolution determines not to be of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

        There are no other restrictive covenants contained in the 2028 debenture indenture.

Events of Default

        Events of Default with respect to the 2028 debentures under the 2028 debenture indenture include: (a) default in the payment of any principal of, or any premium on, the 2028 debentures; (b) default in the payment of any installment of interest on the 2028 debentures and continuance of such default for a period of 30 days; (c) default in the performance of any other covenant in the 2028 debenture indenture or in the 2028 debentures and continuance of such default for a period of 90 days after receipt by the Company of notice of such default from the Trustee or by the Company and the Trustee from the holders of at least 25% in principal amount of debentures; (d) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the 2028 debentures), or under any mortgage, indenture or instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Restricted Subsidiary (other than the 2028 debentures), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in indebtedness in excess of $15,000,000 becoming due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within 30 days after the date on which written notice thereof is given to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in principal amount of the 2028 debentures then outstanding; or (e) certain events of bankruptcy, insolvency or reorganization in respect of the Company. The Trustee may withhold notice to the holders of the 2028 debentures of any default (except in the payment of principal of, premium on or interest on the 2028 debentures) if it considers such withholding to be in the interest of Holders of the 2028 debentures.

        On the occurrence of an Event of Default with respect to the 2028 debentures, the Trustee or the holders of at least 25% in principal amount of the 2028 debentures then outstanding may declare the principal and accrued interest thereon to be due and payable immediately.

        Within 120 days after the end of each fiscal year, an officer of the Company must inform the Trustee whether such officer knows of any default, describing any such default and the status thereof. Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the 2028 debenture indenture at the direction of any holders of the 2028 debentures unless the Trustee shall have received a satisfactory indemnity.

Defeasance

        The 2028 debenture indenture provides that the Company, at the Company's option, (a) will be discharged from all obligations in respect of the 2028 debentures (except for certain obligations to register the transfer or exchange of debentures, replace stolen, lost or destroyed debentures, maintain paying agencies and hold moneys for payment in trust), or (b) need not comply with the provisions of one or more of Sections 501(5), 1006 and 1007 of the 2028 debenture indenture (relating to cross-acceleration, the incurrence of liens and sale and leaseback transactions, respectively), in each case if the Company irrevocably deposits in trust with the Trustee money or obligations of or guaranteed by the United States of America which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (including any mandatory sinking fund payments) and interest on the 2028 debentures on the dates such payments are due in accordance with the terms of the 2028 debentures. To exercise either option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the 2028 debentures to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code.

Reports and Other Information

        Whether or not required by the SEC, so long as any 2028 debentures are outstanding, the Company will furnish to the holders of the 2028 debentures, within the time periods specified in the SEC's rules and regulations for non-accelerated filers:

        (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K (or any successor or comparable forms) if the Company were required to file such forms, including a 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

        (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        In addition, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clause (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

        For so long as our Parent is a guarantor under the 2028 debenture indenture or if at any time any other direct or indirect parent company of the Company is a guarantor of the 2028 debentures, the reports, information and other documents required to be filed and furnished to the holders pursuant to this covenant may, at the option of the Company, be filed by and be those of our Parent or such other parent rather than the Company provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to our Parent or such other parent, on one hand, and the information relating to the Company on a standalone basis, on the other hand.

        The 2028 debenture indenture requires that the Company shall keep or cause to be kept a register or registers (referred to as the "security register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the 2028 debentures and for transfers of the 2028 debentures. Any such register shall be in written form or in any other form capable of being converted into written form within a reasonable time. At all reasonable times the information contained in such register or registers shall be available for inspection by the trustee at the office or agency to be maintained by the Company as provided in the 2028 debenture indenture. There shall be only one security register for the 2028 debentures.

BOOK-ENTRY, DELIVERY AND FORM

        Capitalized terms set forth in this section without definition have the meanings given them elsewhere in this prospectus, including the section "Description of the 2028 Debentures."

        The 2028 debentures are represented by one or more global debentures in registered, global form without interest coupons (collectively, the "Global Debentures"). The Global Debentures were initially deposited upon issuance with the trustees as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

        All the 2028 debentures are issued in denominations of $1,000 and integral multiples thereof in book-entry form only.

        Except as set forth below, the Global Debentures may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in Global Debentures may not be exchanged for notes in certified form and owners of beneficial interests in Global Debentures will not be entitled to receive physical delivery of debentures in certified form. See "—Exchange of Global Debentures for Certificated Debentures." In addition, transfers of beneficial interests in the Global Debentures will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

          (1)   upon deposit of the Global Debentures, DTC credited the accounts of designated participants with portions of the principal amount of the Global Debentures; and

          (2)   ownership of these interests in the Global Debentures are shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Debentures).

        Investors in the Global Debentures who are participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Debentures who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in DTC. All interests in a Global Debenture will be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Debenture to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Debenture to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of an interest in the Global Debentures will not have debentures registered in their names, will not receive physical delivery of definitive debentures registered in certificated form ("Certificated Debentures") and will not be considered the registered owners or "holders" thereof under the applicable Indenture for any purpose.

        Payments in respect of the principal of, premium, interest and additional interest, if any, on a Global Debenture registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the trustee will treat the Persons in whose names the 2028 debentures, including the Global Debentures, are registered as the owners of the 2028 debentures for the purpose of receiving payments and for all other purposes. Consequently, neither the Company nor the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the Global Debentures or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the Global Debentures; or

          (2)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the 2028 debentures (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the 2028 debentures will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee nor the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the 2028 debentures, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of 2028 debentures only at the direction of one or more participants to whose account DTC has credited the interests in the Global Debentures and only in respect of such portion of the aggregate principal amount of the 2028 debentures as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the 2028 debentures, DTC reserves the right to exchange the applicable Global Debentures for legended debentures in certificated form, and to distribute those debentures to its participants.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Debentures among participants, it is under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither the Company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Debentures for Certificated Debentures

        If DTC is at any time unwilling or unable to continue as DTC and a successor depository is not appointed by the Company within 90 days, the Company will issue individual debentures in definitive form in exchange for the Global Debentures. In addition, the Company may at any time and in its sole discretion determine not to have the 2028 debentures represented by Global Securities, and, in such event, will issue individual debentures, in definitive form in exchange for the Global Securities. Notwithstanding the foregoing sentence, the Company has no present intention to issue individual debentures in definitive form and, except as described in the first sentence of this paragraph, does not currently anticipate that any circumstances will arise under which it would do so. In either instance, the Company will issue debentures in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as DTC shall request. Debentures so issued in definitive form will be issued in dominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Same Day Settlement and Payment

        The Company will make payments in respect of debentures represented by Global Debentures (including payments of principal, premium, if any, interest and additional interest by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal of and premium, if any, and interest on Certificated Debentures by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Debentures or, if no such account is specified, by mailing a check to each such holder's registered address. Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Debenture from a participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Debenture by or through a Euroclear or Clearstream participant to a participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date. The Company expects that secondary trading in any Certificated Debentures will also be settled in immediately available funds.

PLAN OF DISTRIBUTION

        This prospectus is to be used by Credit Suisse Securities (USA) LLC in connection with the offers and sales of the registered securities in market-making transactions it effects from time to time. Credit Suisse Securities (USA) LLC may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

        Affiliates of Credit Suisse Securities (USA) LLC are agents, joint bookrunners, joint lead arrangers and lenders under our senior secured credit facilities and receive customary fees in connection therewith. Credit Suisse Securities (USA) LLC acted as the financial advisor to our Parent and received customary fees in connection with the acquisition. Affiliates of Credit Suisse Securities (USA) LLC hold approximately 6.9% of the share capital of Newton Holding, LLC and have the contractual right to appoint one member of our board of directors. Credit Suisse Securities (USA) LLC has, from time to time, provided investment banking and other financial advisory services to us in the past for which it has received customary compensation, and may provide such services and financial advisory services to us in the future. Credit Suisse Securities (USA) LLC acted as an initial purchaser in connection with the original sale of the notes and received an underwriting discount in connection therewith. See "Certain Relationships and Related Party Transactions."

        Credit Suisse Securities (USA) LLC has informed us that it does not intend to confirm sales of the securities to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

        We have been advised by Credit Suisse Securities (USA) LLC that, subject to applicable laws and regulations, Credit Suisse Securities (USA) LLC intends to make a market in the securities. However, Credit Suisse Securities (USA) LLC is under no obligation to do so and may interrupt or discontinue any such market-making at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will be sustained. See "Risk Factors—Risks Relating to Our Indebtedness and the 2028 Debentures." Your ability to sell the 2028 debentures may be limited by the absence of an active trading market, and if one develops, it may not be liquid.

LEGAL MATTERS

        The validity of the 2028 debentures will be passed upon for us by Nelson A. Bangs, our Senior Vice President and General Counsel. In rendering his opinion, Mr. Bangs will rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to matters of New York law.

EXPERTS

        The financial statements as of July 30, 2005 and July 31, 2004, and for each of the three years in the period ended July 30, 2005, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting as of July 30, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption in 2003 of a new accounting principle, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

NEIMAN MARCUS, INC.
Annual Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheet as of July 30, 2005
Consolidated Statement of Earnings from the period of inception to July 30, 2005
Consolidated Statement of Changes in Shareholders' Equity from April 22, 2005 to July 30, 2005
Consolidated Statement of Cash Flows from the period of inception to July 30, 2005
Note to Consolidated Financial Statements
Interim Financial Statements
Condensed Consolidated Balance Sheets (unaudited) as of April 29, 2006 (Successor), July 30, 2005 (Predecessor) and April 30, 2005 (Predecessor)

Condensed Consolidated Statements of Earnings (unaudited) for the Thirty Weeks Ended April 29, 2006 (Successor), the Nine Weeks Ended October 1, 2005 (Predecessor) and the Thirty-Nine Weeks ended April 30, 2005 (Predecessor)

Condensed Consolidated Statements of Cash Flows (unaudited) for the Thirty Weeks Ended April 29, 2006 (Successor), the Nine Weeks Ended October 1, 2005 (Predecessor) and the Thirty-Nine Weeks ended April 30, 2005 (Predecessor)
Notes to Condensed Consolidated Financial Statements
THE NEIMAN MARCUS GROUP, INC. (Predecessor)
Management's Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of July 30, 2005 and July 31, 2004
Consolidated Statements of Earnings for the fiscal years ended July 30, 2005, July 31, 2004 and August 2, 2003
Consolidated Statements of Cash Flows for the fiscal years ended July 30, 2005, July 31, 2004 and August 2, 2003
Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended July 30, 2005, July 31, 2004 and August 2, 2003
Notes to Consolidated Financial Statements
Schedule II—Valuation and Qualifying Accounts and Reserves

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Neiman Marcus, Inc.
Dallas, TX

        We have audited the accompanying consolidated balance sheet of Neiman Marcus, Inc. (the "Company") as of July 30, 2005, and the related consolidated statements of earnings, shareholders' equity and cash flows for the period from April 22, 2005 (date of inception) to July 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neiman Marcus, Inc. as of July 30, 2005, and the results of its operations and its cash flows for the period from April 22, 2005 (date of inception) to July 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

Dallas, Texas
April 7, 2006

NEIMAN MARCUS, INC.

CONSOLIDATED BALANCE SHEET

July 30, 2005
ASSETS
Assets	$—

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities	$—
Common stock ($0.01 par value; 900 shares issued and authorized)	9
Additional paid-in-capital	891

Subscriptions receivable	(900)
Total shareholders' equity	—

Total liabilities and shareholders' equity	$—

See Note to Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONSOLIDATED STATEMENT OF EARNINGS

For the Period from Inception to July 30, 2005
Revenues	$—
Expenses	—

Operating earnings	—
Income taxes	—

Net earnings	$—

See Note to Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in- Capital	Subscriptions Receivable	Total Shareholders' Equity
Balance at April 22, 2005 (inception)	$—	$—	$—	$—
Capital contribution on April 29, 2005	9	891	(900)	—

Balance at July 30, 2005	$9	$891	$(900)	$—

See Note to Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from Inception to July 30, 2005
CASH FLOWS—OPERATING ACTIVITIES
Net cash provided by operating activities	$—
CASH FLOWS—INVESTING ACTIVITIES
Net cash used for investing activities	—
CASH FLOWS—FINANCING ACTIVITIES
Net cash provided by financing activities	—
CASH AND CASH EQUIVALENTS
Change during the period	—
Beginning balance	—

Ending balance	$—

See Note to Consolidated Financial Statements.

NEIMAN MARCUS, INC.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

        On April 22, 2005, Neiman Marcus, Inc., formerly Newton Acquisition, Inc., (Parent) and its wholly-owned subsidiary, Newton Acquisition Merger Sub, Inc. (Merger Sub) were formed and incorporated in the state of Delaware. On April 29, 2005, the Parent received subscriptions for 900 shares of its common stock from Newton Holding, LLC (Holding) in exchange for a capital contribution of $900 and Merger Sub issued 900 shares of its common stock to Parent in exchange for a capital contribution of $900. Holding, the Parent and Merger Sub were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors) for the purpose of acquiring The Neiman Marcus Group, Inc. (the Company). The equity subscriptions were funded by the Sponsors subsequent to July 30, 2005.

        The acquisition of the Company was completed on October 6, 2005 through the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the Acquisition). Subsequent to the Acquisition, the Company is a subsidiary of the Parent, which is controlled by Holding.

        From its inception on April 22, 2005 until the completion of the Acquisition, the Parent had no independent operations or cash flows of its own.

        The Parent's fiscal year ends on the Saturday closest to July 31.

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	April 29, 2006	July 30, 2005	April 30, 2005
	(Successor)	(Predecessor) (in thousands)	(Predecessor)

ASSETS
Current assets:
Cash and cash equivalents	$108,982	$853,482	$$337,589
Restricted cash	—	—	37,500
Accounts receivable, net of allowance	56,744	29,886	666,455
Merchandise inventories	854,979	748,366	788,915
Other current assets	64,700	76,747	49,715

Total current assets	1,085,405	1,708,481	1,880,174

Property and equipment, net	1,045,184	855,009	821,810
Customer lists, net	554,650	—	—
Favorable lease commitments, net	469,591	—	—
Trademarks	1,691,155	56,645	56,645
Goodwill	1,681,021	14,872	14,872
Debt issuance costs	101,034	3,526	3,656
Other assets	31,974	22,127	62,649

Total assets	$6,660,014	$2,660,660	$2,839,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$251,444	$282,887	$246,971
Accrued liabilities	389,756	332,937	352,526
Notes payable and current maturities of long-term liabilities	15,129	1,450	200
Current portion of borrowings under Credit Card Facility	—	—	187,500

Total current liabilities	656,329	617,274	787,197

Long-term liabilities:
Senior secured term loan facility	1,875,000	—	—
Senior debentures due 2028	120,663	124,823	124,820
Senior notes	700,000	—	—
Senior subordinated notes	500,000	—	—
Senior notes due 2008	—	124,957	124,953
Deferred real estate credits	11,099	86,575	74,429
Deferred income taxes	1,129,899	—	33,614
Other long-term liabilities	186,169	120,973	99,500

Total long-term liabilities	4,522,830	457,328	457,316

Minority interest	12,810	12,112	13,498
Predecessor:
Common stocks (par value $0.01 per share, issued 49,716,309 shares at July 30, 2005 and 48,947,578 shares at April 30, 2005)		497	497
Successor:
Common stock (par value $0.01 per share, issued 1,012,264 shares)	10
Additional paid-in capital	1,473,129	520,414	511,338
Carryover basis adjustment for management shareholders	(69,200)	—	—
Accumulated other comprehensive income (loss)	9,666	(47,030)	(3,432)
Retained earnings	54,440	1,125,726	1,099,053
Treasury stock, at cost (768,731 shares at July 30, 2005 and 768,731 shares at April 30, 2005)		(25,661)	(25,661)

Total shareholders' equity	1,468,045	1,573,946	1,581,795

Total liabilities and shareholders' equity	$6,660,014	$2,660,660	$2,839,806

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(UNAUDITED)

	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor) (in thousands)	(Predecessor)
Revenues	$2,583,215	$651,648	$2,970,533
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,634,187	378,767	1,816,602
Selling, general and administrative expenses (excluding depreciation)	623,972	168,853	747,432
Income from credit card operations, net	(35,894)	(7,818)	(52,414)
Depreciation expense	77,977	19,960	79,338
Amortization of customer lists	31,652	—	—
Amortization of favorable lease commitments	10,389	—	—
Transaction and other costs	—	23,544	—
Loss on disposition of Chef's Catalog	—	—	15,348

Operating earnings	240,932	68,342	364,227
Interest expense (income), net	150,626	(866)	10,948

Earnings before income taxes and minority interest	90,306	69,208	353,279
Income taxes	34,791	25,607	136,014

Earnings before minority interest	55,515	43,601	217,265
Minority interest in net (earnings) loss of subsidiaries	(1,075)	553	(2,787)

Net earnings	$54,440	$44,154	$214,478

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$54,440	$44,154	$214,478
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	77,977	19,960	79,338
Amortization of debt issue costs	8,183	—	465
Amortization of customer lists and favorable lease commitments	42,041	—	—
Non-cash charges related to step-up in carrying value of inventory	38,067	—	—
Stock-based compensation charges	2,509	19,968	3,646
Deferred income taxes	(27,110)	(7,327)	—
Loss on disposition of Chef's Catalog	—	—	15,348
Minority interest	1,075	(553)	2,787
Other, primarily costs related to defined benefit pension plans	8,876	1,656	23,111

	206,058	77,858	339,173
Changes in operating assets and liabilities:
Increase in accounts receivable	(19,481)	(7,377)	(114,270)
Decrease (increase) in merchandise inventories	67,217	(173,829)	(78,955)
Decrease in other current assets	39,185	6,164	10,530
Decrease (increase) in other assets	735	(2,274)	12,276
(Decrease) increase in accounts payable and accrued liabilities	(27,629)	114,604	38,763
Payment of deferred compensation and stock-based awards	(12,901)	—	—
Increase in deferred real estate credits	11,270	4,289	2,531
Funding of defined benefit pension plan	—	—	(20,000)

Net cash provided by operating activities	264,454	19,435	190,048

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(112,214)	(26,311)	(150,830)
Acquisition of The Neiman Marcus Group, Inc.	(5,156,423)	—	—
Increase in cash restricted for repayment of borrowings under Credit Card Facility	—	—	(37,500)
Proceeds from the sale of Chef's Catalog	—	—	14,419

Net cash used for investing activities	(5,268,637)	(26,311)	(173,911)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	21,000	5,750	7,750
Repayment of borrowings on lines of credit	(16,000)	(750)	(9,113)
Borrowings under asset-based revolving credit facility	150,000	—	—
Repayment of borrowings under asset-based revolving credit facility	(150,000)	—	—
Borrowings under senior term loan facility	1,975,000	—	—
Repayment of borrowings under senior term loan facility	(100,000)	—	—
Borrowings of senior notes and subordinated debt	1,200,000	—	—
Repayment of senior notes due 2008	(134,734)	—	—
Repayment of borrowings under Credit Card Facility	—	—	(37,500)
Capital lease obligation payments	(1,078)	—	—
Debt issuance costs paid	(102,854)	—	—
Cash equity contributions	1,427,739	—	—
Acquisitions of treasury stock	—	—	(3,088)
Proceeds from stock-based compensation awards	—	—	16,432
Cash dividends paid	—	(7,346)	(20,042)
Distribution paid	(168)	—	(1,354)

Net cash provided by (used for) financing activities	4,268,905	(2,346)	(46,915)

CASH AND CASH EQUIVALENTS
Decrease during the period	(735,278)	(9,222)	(30,778)
Beginning balance	844,260	853,482	368,367

Ending balance	$108,982	$844,260	$337,589

Supplemental Schedule of Cash Flow Information
Cash paid (received) during the period for:
Interest	$122,253	$207	$12,992
Income taxes	$(13,332)	$10,693	$98,942
Noncash activities:
Equity contribution from Holding	$25,000	$—	$—
Equity contribution from management shareholders	$17,891	$—	$—
Capital lease additions	$11,909	$—	$—

See Notes to Condensed Consolidated Financial Statements.

NEIMAN MARCUS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    BASIS OF PRESENTATION

        On April 22, 2005, Neiman Marcus, Inc., formerly Newton Acquisition, Inc., (Parent) and its wholly-owned subsidiary, Newton Acquisition Merger Sub, Inc. (Merger Sub) were formed and incorporated in the state of Delaware. On April 29, 2005, the Parent received subscriptions for 900 shares of its common stock from Newton Holding, LLC (Holding) in exchange for a capital contribution of $900 and Merger Sub issued 900 shares of its common stock to Parent in exchange for a capital contribution of $900. Holding, the Parent and Merger Sub were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors) for the purpose of acquiring The Neiman Marcus Group, Inc. (the Company). The equity subscriptions were subsequently funded by the Sponsors.

        In connection with the acquisition of the Company, Holding made an aggregate cash equity contribution of $1.420.0 million and a noncash equity contribution of $25.0 million to Parent in exchange for Parent issuing 999,100 shares of its common stock to Holding. In addition, certain members of executive management of the Company made cash equity contributions aggregating $7.7 million and noncash equity contributions, consisting of shares of common stock and common stock options in the Company, aggregating $17.9 million in exchange for 12,264 shares of common stock in the Parent.

        The acquisition of the Company was completed on October 6, 2005 through the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the Acquisition). Subsequent to the Acquisition, the Company is a subsidiary of the Parent, which is controlled by Holding.

        From its inception on April 22, 2005 until the completion of the Acquisition, the Parent had no independent operations or cash flows of its own. Subsequent to the Acquisition, the Parent's assets, liabilities, revenues and expenses and cash flows consist solely of those derived from its investment in the Company. The Acquisition has been recorded as of October 1, 2005, the beginning of the Company's October accounting period.

        The Company is considered to be the predecessor of the Parent and the financial statements of the Company are presented as the predecessor financial statements of the Parent prior to the Acquisition. As a result, the condensed consolidated statements of earnings and cash flows of the Parent for the thirty-week period ended April 29, 2006 consist of the earnings and cash flows of the Company for the thirty-week period from the completion of the Acquisition to April 29, 2006 (since the Parent had no independent operations or cash flows prior to the Acquisition). The condensed consolidated statements of earnings and cash flows of the Company for the thirty-nine weeks ended April 30, 2005 and for the nine weeks ended October 1, 2005 are presented as Predecessor financial statements for comparison purposes.

        All references to the "Predecessor" relate to The Neiman Marcus Group, Inc. for periods prior to the Acquisition. All references to the "Successor" relate to Neiman Marcus, Inc. for periods subsequent to the Acquisition. All references to "we" and "our" relate to the Predecessor for the periods prior to the Acquisition and to the Successor for periods subsequent to the Acquisition. All references to the "Company" refer to The Neiman Marcus Group, Inc. and all references to the "Parent" refer to Neiman Marcus, Inc.

        Our fiscal year ends on the Saturday closest to July 31. All references to the year-to-date fiscal year 2006 period relate to the combined thirty-nine weeks ended April 29, 2006 and all references to the year-to-date fiscal year 2005 period relate to the thirty-nine weeks ended April 30, 2005.

        We have prepared the accompanying unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Predecessor's Annual Report on Form 10-K for the fiscal year ended July 30, 2005.

        In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the applicable interim periods. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

        We are required to make estimates and assumptions about future events in preparing financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the unaudited condensed consolidated financial statements. While we believe that our past estimates and assumptions have been materially accurate, our current estimates are subject to change if different assumptions as to the outcome of future events were made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. We make adjustments to our assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying unaudited condensed consolidated financial statements.

        We believe the following critical accounting policies, among others, encompass the more significant judgments and estimates used in the preparation of our financial statements:

  •
  Preliminary allocation of the price paid to acquire the Company to our assets and liabilities as of the date of the Acquisition (as more fully described in Note 3);

  •
  Recognition of revenues;

  •
  Valuation of merchandise inventories, including determination of original retail values, recognition of markdowns and vendor allowances, estimation of inventory shrinkage, and determination of cost of goods sold;

  •
  Determination of impairment of long-lived assets;

  •
  Recognition of advertising and catalog costs;

  •
  Measurement of liabilities related to our loyalty programs;

  •
  Recognition of income taxes; and

  •
  Measurement of accruals for litigation, general liability, workers' compensation and health insurance, short-term disability, pension and postretirement health care benefits.

        A description of our critical accounting policies is included in the Predecessor's Annual Report on Form 10-K for the fiscal year ended July 30, 2005.

        Certain prior period balances have been reclassified to conform to the current period presentation. Depreciation expense and income from credit card operations, net are now shown as separate line items on our statements of earnings. Prior to the second quarter of fiscal year 2006, depreciation expense was included in buying and occupancy costs and the income from our credit card operations was included as a reduction to selling, general and administrative expenses.

        Recent Accounting Pronouncements.    In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). This standard is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and its related implementation guidance. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and was effective for the first interim period or annual reporting period beginning after June 15, 2005. We adopted SFAS No. 123(R) as of the beginning of our first quarter of fiscal year 2006 using the modified prospective method, which requires companies to record stock compensation for all unvested and new awards as of the adoption date. Accordingly, we have not restated the prior period amounts presented herein. See Note 5 for further description of our stock-based compensation.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 with the cumulative effect of initially applying FIN 47 being recognized as a change in accounting principle. We are in the process of evaluating the expected effect of FIN 47, if any, on our consolidated financial statements.

2.    THE TRANSACTIONS

        As discussed in Note 1, the Acquisition was completed on October 6, 2005 and was financed by:

  •
  Borrowings under our senior secured asset-based revolving credit facility (Asset-Based Revolving Credit Facility) and our secured term loan credit facility (Senior Secured Term Loan Facility) (collectively, the Secured Credit Facilities);

  •
  the issuance of 9.0%/9.75% senior notes due 2015 (Senior Notes);

  •
  the issuance of 10.375% senior subordinated notes due 2015 (Senior Subordinated Notes); and

  •
  equity investments from Parent funded by direct and indirect equity investments from the Sponsors, co-investors and management.

        The Acquisition occurred simultaneously with:

  •
  the closing of the financing transactions and equity investments described above;

  •
  the call for redemption of, the deposit into a segregated account of the estimated amount of the redemption payment related to, and the ratable provision of security pursuant to the terms thereof, for our 6.65% senior notes due 2008 (2008 Notes);

  •
  the ratable provision of security to our 7.125% senior debentures due 2028 (2028 Debentures) pursuant to the terms thereof; and

  •
  the termination of our previous $350 million unsecured revolving credit agreement (Credit Agreement).

        We refer to the above transactions, the Acquisition and our payment of any costs related to these transactions collectively herein as the "Transactions." We refer to the Senior Notes and Senior Subordinated Notes collectively herein as the "Notes."

        Transaction and Other Costs.    During the period from July 30, 2005 to October 1, 2005, the Predecessor expensed $23.5 million in connection with the Transactions. These costs consisted primarily of $4.5 million of accounting, investment banking, legal and other costs associated with the Transactions and a $19.0 million non-cash charge for stock compensation resulting from the accelerated vesting of Predecessor stock options and restricted stock in connection with the Acquisition.

        Carryover Basis Adjustment for Management Shareholders.    Executive management participants held certain equity interests, including stock options, in the Predecessor prior to the Transactions and continue to hold equity interests in the Parent, representing indirect equity interests in the Successor after the Transactions. In accordance with the provisions of Emerging Issues Task Force No. 88-16, "Basis in Leveraged Buyout Transactions," the basis of executive management's indirect interests in the Successor after the Transactions is carried over at the basis of their interests in the Predecessor prior to the Transactions. The carryover basis of such interests less the net cash received by the management participants represents a deemed dividend of $69.2 million to the management participants and has been recognized as a reduction to shareholders' equity of the Successor.

3.    PURCHASE ACCOUNTING

        We have accounted for the Acquisition in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," whereby the purchase price paid to effect the Acquisition is allocated to state the acquired assets and liabilities at fair value. The Acquisition and the preliminary allocation of the purchase price have been recorded as of October 1, 2005, the beginning of our October accounting period. The purchase price was approximately

$5,461.7 million. The sources and uses of funds in connection with the Transactions and the redemption of our 2008 Notes are summarized below (in millions):

Sources
Asset-Based Revolving Credit Facility	$150.0
Secured Term Loan Facility	1,975.0
Senior Notes	700.0
Senior Subordinated Notes	500.0
Cash on hand	666.1
Equity contribution—cash	1,427.7
Equity contribution—non-cash	42.9

Total sources	$5,461.7

Uses
Consideration paid to stockholders (including non-cash management rollover of $17.9 million)	$5,110.8
Transaction costs (including non-cash items of $18.8 million)	82.3
Redemption of existing 2008 Notes	134.7
Debt issuance costs (including non-cash items of $6.3 million)	109.2
Payment of deferred compensation obligations and other accrued liabilities	24.7

Total uses	$5,461.7

        In connection with the preliminary purchase price allocation, we have made estimates of the fair values of our long-lived and intangible assets based upon assumptions related to future cash flows, discount rates and asset lives utilizing currently available information. As of April 29, 2006, we have recorded preliminary purchase accounting adjustments to increase the carrying value of our property and equipment and inventory, to establish intangible assets for our tradenames, customer lists and favorable lease commitments and to revalue our long-term benefit plan obligations, among other things. This allocation of the purchase price is preliminary and subject to our review and finalization of asset valuations.

        The purchase price has been preliminarily allocated as follows (in millions):

Cash consideration:
Paid to shareholders		$5,092.9
Transaction costs		63.5

		5,156.4
Non-cash consideration		36.7

Total consideration		5,193.1
Net assets acquired at historical cost		1,638.1
Adjustments to state acquired assets at fair value:
1) Increase carrying value of property and equipment	$135.9
2) Increase carrying value of inventory	38.1
3) Write-off historical goodwill and tradenames	(71.5)
4) Record intangible assets acquired
Customer lists	586.3
Favorable lease commitments	480.0
Tradenames	1,691.1
5) Write-off other assets, primarily debt issue costs	(3.7)
6) Adjustment to state 2008 Notes at redemption value	(6.2)
7) Adjustment to state 2028 Debentures at fair value	4.5
8) Write-off deferred real estate credits	90.2
9) Increase in long-term benefit obligations, primarily pension obligations	(57.6)
10) Tax impact of valuation adjustments	(1,082.3)
Deemed dividend to management shareholders	69.2	1,874.0

Net assets acquired at fair value		3,512.1

Excess purchase price recorded as goodwill		$1,681.0

        Our tradenames have indefinite lives and are not subject to amortization. Our tradenames and goodwill will be reviewed at least annually for impairment.

        Total estimated amortization of all acquisition-related intangible assets during the period from October 6, 2005 through July 29, 2006 and for each of our fiscal years ending in July 2006 to 2010 is currently estimated as follows (in thousands):

October 6, 2005 through July 29, 2006	$60,261
2007	72,874
2008	72,874
2009	72,874
2010	72,874

        Pro Forma Financial Information.    The following unaudited pro forma results of operations assume that the Transactions occurred on August 1, 2004. The following unaudited pro forma results do not give effect to the sale of our credit card receivables, which was completed on July 7, 2005, or the disposition of Chef's Catalog, which was completed on November 8, 2004. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Transactions had actually occurred on that date, nor the results that may be obtained in the future.

	Thirty-nine weeks ended
	April 29, 2006	April 30, 2005
	(in thousands)
Revenues	$3,234,863	$2,970,533
Net income	$100,152	$34,123

        Included in the determination of pro forma net income for the thirty-nine weeks ended April 30, 2005 are pro forma adjustments for non-cash charges to increase cost of goods sold for the step-up in the carrying value of inventories acquired of $39.6 million. These pro forma adjustments resulted in pro forma decreases to cost of goods sold in the thirteen and thirty-nine weeks ended April 29, 2006 by the amount of the actual non-cash charges recorded during these periods.

4.    TRANSACTIONS WITH SPONSORS

        In connection with the Transactions, we entered into a management services agreement with affiliates of the Sponsors pursuant to which affiliates of one of the Sponsors received on the closing date a transaction fee of $25 million in cash in connection with the Transactions. Affiliates of the other Sponsor waived any cash transaction fee in connection with the Transactions.

        In addition, pursuant to such agreement, and in exchange for on-going consulting and management advisory services that will be provided to us by the Sponsors and their affiliates, affiliates of the Sponsors will receive an aggregate annual management fee equal to the lesser of (i) 0.25% of our consolidated annual revenues or (ii) $10 million. Affiliates of the Sponsors will also receive reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with services provided pursuant to the agreement. These management fees are payable quarterly in arrears. During the third quarter of fiscal year 2006 and the thirty weeks ended April 29, 2006, we recorded management fees of $2.6 million and $6.4 million, respectively, which are included in selling, general and administrative expenses in the condensed consolidated statements of earnings.

        The management services agreement also provides that affiliates of the Sponsors may receive future fees in connection with certain subsequent financing and acquisition or disposition transactions. The management services agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

5.    STOCK-BASED COMPENSATION

        The Predecessor previously accounted for stock-based compensation awards to employees in accordance with APB No. 25 and its related interpretations. Accordingly, we recognized compensation expense on our restricted stock awards but did not recognize compensation expense for stock options since all options granted had an exercise price equal to the market value of our common stock on the grant date. We did not adopt the previous voluntary expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), whereby the fair value of stock-based compensation awards would have been expensed over the terms of awards. However, consistent with the disclosure requirements of SFAS No. 123, we made pro forma disclosures of the effect that application of the fair value expense recognition provisions of SFAS No. 123 would have had on our net earnings.

        In December 2004, the FASB issued SFAS No. 123(R). This standard is a revision of SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective for the first interim period or annual reporting period beginning after June 15, 2005. We adopted SFAS No. 123(R) as of the beginning of our first quarter of fiscal year 2006 using the modified prospective method, which required us to record stock compensation for all unvested and new awards as of the adoption date. Accordingly, we have not restated prior period amounts presented herein.

        Predecessor Stock-Based Compensation Accounting.    In connection with the adoption of the provisions of SFAS No. 123(R), we recorded non-cash charges for stock compensation of approximately $20.0 million in the period from July 31, 2005 to October 1, 2005 primarily as a result of the accelerated vesting of all Predecessor options and restricted stock in connection with the Transactions (see Note 2).

        The following table illustrates the pro forma effect on net earnings for periods prior to the adoption of SFAS No. 123(R) as if the Predecessor had applied the fair value recognition provisions of SFAS No. 123 during such periods:

Thirty-nine weeks ended April 30, 2005
(Predecessor) (in thousands)
Net earnings:
As reported	$214,478
Add: stock-based employee compensation recorded under the intrinsic value method of APB No. 25, net of related taxes	2,236
Less: stock-based employee compensation expense determined under the fair value based method of SFAS No. 123, net of related taxes	(8,436)

Pro forma net earnings	$208,278

        Successor Stock-Based Compensation Accounting.    On November 29, 2005, the Parent adopted a new equity-based management compensation plan, which authorizes equity awards to be granted for up to 80,708.8 shares of the common stock of the Parent, of which options for 75,207.5 shares were issued to certain management employees. All options are outstanding at April 29, 2006. Options granted vest over five years and have an exercise price of $1,445 per share, with the exercise price with respect to approximately 50% of such options escalating at a 10% compound rate per year until the earlier to occur of (i) exercise, (ii) the fifth anniversary of the date of grant or (iii) the occurrence of a change in control; provided that in the event the Sponsors cause the sale of shares of the Parent to an unaffiliated entity, the exercise price will cease to accrete at the time of the sale with respect to a pro rata portion of the accreting options. Using the Black-Scholes option-pricing model, the per share fair value of these options was approximately $494 for the fixed price options and $247 for the options with escalating exercise prices. In estimating the fair value of our options, we made the following assumptions: expected term to exercise of five years; expected volatility of 30%; risk-free interest rate of 4.23%; and no dividend yield. Expected volatility is based on a combination of the Predecessor's historical volatility adjusted for our new leverage and estimates of implied volatility of our peer group.

        For the thirty-weeks ended April 29, 2006, we recognized non-cash stock compensation expense of $2.5 million, which is included in selling, general and administrative expenses. The adoption of SFAS No. 123(R) had no impact on our cash flows from operations or financing activities. At April 29, 2006, unearned non-cash stock-based compensation that we expect to recognize as expense over the next 5 years aggregates approximately $25.6 million.

6.    THE CREDIT CARD SALE

        Credit Card Sale.    On July 7, 2005, HSBC Bank Nevada, National Association (HSBC) purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts (Credit Card Sale). The total purchase price was approximately $647 million, consisting of $534 million in net cash proceeds and the assumption of approximately $113 million of our outstanding debt under our previous revolving credit card securitization facility (Credit Card Facility). We recognized a gain of $6.2 million in connection with the sale of our credit card portfolio to HSBC in the fourth quarter of fiscal year 2005.

        As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC related to credit card sales and compensation for marketing and servicing activities (HSBC Program Income). In addition, we continue to handle certain key customer service functions. In tandem with HSBC, we have initiated various changes in our credit card program to alter the credit terms available to our cardholders and to enhance the earnings of the portfolio. These changes have increased the level of HSBC Program Income earned by the Company. In the future, the HSBC Program Income may be either decreased based upon the level of future services we provide to HSBC or increased based upon other changes to our historical credit card program related to, among other things, the interest rates applied to unpaid balances and the assessment of late fees.

        A summary of the income earned in connection with our proprietary credit card program is as follows:

	Year-to-Date
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)

HSBC Program Income	$35,894	$7,818	$—
Finance charge income	—	—	64,645
Bad debt, net	—	—	(12,231)

	$35,894	$7,818	$52,414

7.    LOSS ON DISPOSITION OF CHEF'S CATALOG

        In November 2004, we sold our Chef's Catalog direct marketing business to a private equity firm. Chef's Catalog is a multi-channel retailer of professional-quality kitchenware with revenues in fiscal year 2004 of approximately $73 million. At October 30, 2004, Chef's Catalog had net tangible assets, primarily inventory, of $12.5 million and net intangible assets of $17.2 million. We received proceeds, net of selling costs, of $14.4 million from the sale. As the carrying value of the Chef's Catalog assets exceeded the fair value of such assets as determined by the sale, we incurred a pre-tax loss of $15.3 million in the first quarter of fiscal year 2005 related to the disposition of Chef's Catalog.

8.    LONG-TERM DEBT

        The significant components of our long-term debt are as follows:

	Interest Rate	April 29, 2006	July 30, 2005	April 30, 2005
		(Successor)	(Predecessor)	(Predecessor)
		(in thousands)

Asset-Based Revolving Credit Facility	variable	$—	$—	$—
Senior Secured Term Loan Facility	variable	1,875,000	—	—
2028 Debentures	7.125%	120,663	124,823	124,820
Senior Notes	9.0%/9.75%	700,000	—	—
Senior Subordinated Notes	10.375%	500,000	—	—
2008 Notes	6.65%	—	124,957	124,953
Credit Card Facility	variable	—	—	187,500

		3,195,663	249,780	437,273
Less: current portion of borrowings under Credit Card Facility		—	—	187,500

Long-term debt		$3,195,663	$249,780	$249,773

        Senior Secured Asset-Based Revolving Credit Facility.    On October 6, 2005, in connection with the Transactions, the Company entered into a credit agreement and related security and other agreements for a senior secured Asset-Based Revolving Credit Facility with Deutsche Bank Trust Company Americas as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provides financing of up to $600.0 million, subject to a borrowing base equal to at any time the lesser of 80% of eligible inventory (valued at the lower of cost or market value) and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the Transactions, the Company utilized $150.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $16.5 million for letters of credit. In the second quarter of fiscal year 2006, the Company repaid all loans under the Asset-Based Revolving Credit Facility. As of April 29, 2006, the Company had $573.2 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of over $600.0 million and after giving effect to $26.8 million used for letters of credit.

        The Asset-Based Revolving Credit Facility provides that the Company has the right at any time to request up to $200.0 million of additional commitments, but the lenders are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. If the Company were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased to up to $800.0 million, but the Company's ability to borrow would still be limited by the amount of the borrowing base.

        Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at the Company's option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The initial applicable margin is 0% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin is subject to adjustment based on the historical availability under the Asset-Based Revolving Credit Facility. In addition, the Company is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. If the average revolving loan utilization is 50% or more for any applicable period, the commitment fee will be reduced to 0.250% for such period. The Company must also pay customary letter of credit fees and agency fees.

        If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, the Company will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than $60 million or an event of default has occurred, the Company will be required to repay outstanding loans and cash collateralize letters of credit with the cash the Company is required to deposit daily in a collection account maintained with the agent under the Asset-Based Revolving Credit Facility. The Company may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 6, 2010.

        All obligations under the Asset-Based Revolving Credit Facility are guaranteed by Parent and certain of the Company's existing and future domestic subsidiaries (excluding, among others, Kate Spade LLC). As of April 29, 2006, the liabilities of the Company's non-guarantor subsidiaries (including Gurwitch Products, L.L.C., which was sold on July 27, 2006) totaled approximately $38.1 million, or 0.7% of consolidated liabilities, and the assets of the Company's non-guarantor subsidiaries aggregated approximately $194.0 million, or 2.9% of consolidated total assets. All obligations under the Company's Asset-Based Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the Company's assets and the assets of Parent and the Company's subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility (subsidiary guarantors), including:

  •
  a first-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by the Company or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by the Company and the subsidiary guarantors, certain related assets and proceeds of the foregoing; and

  •
  a second-priority pledge of 100% of the Company's capital stock and certain of the capital stock held by the Company, Parent or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

  •
  a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the Company, Parent and each subsidiary guarantor, including a significant portion of the Company's material owned and leased real property (which currently consists of a majority of the Company's full-line retail stores) and equipment.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor will not constitute collateral under the Company's Asset-Based Revolving Credit Facility to the extent that such securities cannot secure the Company's 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under the Company's Asset-Based Revolving Credit Facility will include shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations. Stock of the Company's Brand Development Companies and their assets also will not constitute collateral under the Company's Asset-Based Revolving Credit Facility.

        The Company's Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict its ability and the ability of its subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on the Company's capital stock or redeem, repurchase or retire the Company's capital stock or indebtedness;

  •
  make investments, loans, advances and acquisitions;

  •
  create restrictions on the payment of dividends or other amounts to the Company from its subsidiaries that are not guarantors;

  •
  engage in transactions with the Company's affiliates;

  •
  sell assets, including capital stock of the Company's subsidiaries;

  •
  consolidate or merge;

  •
  create liens; and

  •
  enter into sale and lease back transactions.

        The covenants limiting dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of other indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that the Company must have at least $75.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility and that the Company must be in pro forma compliance with the fixed charge coverage ratio described below.

        Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require the Company to comply with any financial ratio maintenance covenants, if less than $60.0 million were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, the Company would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.1 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

        Senior Secured Term Loan Facility.    On October 6, 2005, in connection with the Transactions, the Company entered into a credit agreement and related security and other agreements for a $1,975.0 million Senior Secured Term Loan Facility with Credit Suisse as administrative agent and collateral agent. The full amount of the Senior Secured Term Loan Facility was borrowed on October 6, 2005. In the second quarter of fiscal year 2006, the Company repaid $100.0 million principal amount of the loans under the Senior Secured Term Loan Facility.

        Borrowings under the Senior Secured Term Loan Facility bear interest at a rate per annum equal to, at the Company's option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Credit Suisse and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The applicable margin is 1.5%

with respect to base rate borrowings and 2.5% with respect to LIBOR borrowings. The interest rate on the outstanding borrowings pursuant to the Senior Secured Term Loan Facility was 7.24% at April 29, 2006.

        The credit agreement governing the Senior Secured Term Loan Facility requires the Company to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if the Company's total leverage ratio is less than a specified ratio and will be reduced to 0% if the Company's total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement). If a change of control (as defined in the credit agreement) occurs, the Company will be required to offer to prepay all outstanding term loans, at a prepayment price equal to 101% of the principal amount to be prepaid, plus accrued and unpaid interest to the date of prepayment. The Company also must offer to prepay outstanding term loans at 100% of the principal amount to be prepaid, plus accrued and unpaid interest, with the proceeds of certain asset sales under certain circumstances.

        The Company may voluntarily prepay outstanding loans under the Senior Secured Term Loan Facility at any time without premium or penalty other than customary "breakage" costs with respect to LIBOR loans. If the Company repays all or any portion of the Senior Secured Term Loan Facility prior to October 6, 2006 (other than a prepayment that is made with certain designated asset sale proceeds), the Company must pay 101% of the principal amount to be repaid. There is no scheduled amortization under the Senior Secured Term Loan Facility. The principal amount of the loans outstanding is due and payable in full on April 6, 2013.

        All obligations under the Senior Secured Term Loan Facility are unconditionally guaranteed by Parent and each direct and indirect domestic subsidiary of the Company that guarantees the obligations of the Company under its Asset-Based Revolving Credit Facility. All obligations under the Senior Secured Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the Company's assets and the assets of its Parent and the subsidiary guarantors, including:

  •
  a first-priority pledge of 100% of the Company's capital stock and certain of the capital stock held by the Company, Parent or any subsidiary guarantor (which pledge, in the case of any foreign subsidiary is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary); and

  •
  a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the Company, Parent and each subsidiary guarantor, including a significant portion of the Company's material owned and leased real property (which currently consists of a majority of the Company's full-line retail stores) and equipment, but excluding, among other things, the collateral described in the following bullet point; and

  •
  a second-priority security interest in personal property consisting of inventory and related accounts, cash, deposit accounts, all payments received by the Company or the subsidiary guarantors from credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by the Company and the subsidiary guarantors, certain related assets and proceeds of the foregoing.

        Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary guarantor will not constitute collateral under the Company's Senior Secured Term Loan Facility to the extent that such securities cannot secure the 2028 Debentures or other secured public debt obligations without requiring the preparation and filing of separate financial statements of such subsidiary in accordance with applicable SEC rules. As a result, the collateral under the Company's Senior Secured Term Loan Facility will include shares of capital stock or other securities of subsidiaries of the Company or any subsidiary guarantor only to the extent that the applicable value of such securities (on a subsidiary-by-subsidiary basis) is less than 20% of the aggregate principal amount of the 2028 Debentures or other secured public debt obligations. Stock of the Company's Brand Development Companies and their assets also will not constitute collateral under the Company's Senior Secured Term Loan Facility.

        The credit agreement governing the Senior Secured Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Senior Notes and additional covenants related to the security arrangements for the Senior Secured Term Loan Facility. The credit agreement also contains customary affirmative covenants and events of default.

        2028 Debentures.    In May 1998, the Company issued $125.0 million aggregate principal amount of its 2028 Debentures. In connection with the Transactions, the Company equally and ratably secured the 2028 Debentures by a first lien security interest on certain collateral subject to liens granted under the Company's Senior Secured Credit Facilities constituting (a) (i) 100% of the capital stock of certain of the Company's existing and future domestic subsidiaries, and (ii) 100% of the non-voting stock and 65% of the voting stock of certain of the Company's existing and future foreign subsidiaries and (b) certain of the Company's principal properties that include a majority of the Company's full-line stores, in each case, to the extent required by the terms of the indenture governing the 2028 Debentures. The 2028 Debentures contain covenants that restrict the Company's ability to create liens and enter into sale and lease back transactions. The collateral securing the 2028 Debentures will be released upon the release of liens on such collateral under the Company's Senior Secured Credit Facilities and any other debt (other than the 2028 Debentures) secured by such collateral. Capital stock and other securities of a subsidiary of the Company that are owned by the Company or any subsidiary will not constitute collateral under the 2028 Debentures to the extent such property does not constitute collateral under the Company's Senior Secured Credit Facilities as described above. The 2028 debentures are guaranteed on an unsecured, senior basis by our Parent.

        Senior Notes.    On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $700.0 million aggregate original principal amount of 9.0% / 9.75% Senior Notes under a senior indenture (Senior Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Indenture. The Senior Notes mature on October 15, 2015.

        For any interest payment period through October 15, 2010, the Company may, at its option, elect to pay interest on the Senior Notes entirely in cash (Cash Interest) or entirely by increasing the principal amount of the outstanding Senior Notes or by issuing additional Senior Notes (PIK Interest). Cash Interest on the Senior Notes accrues at the rate of 9% per annum. PIK Interest on the Senior

Notes accrues at the rate of 9.75% per annum. After October 15, 2010, the Company will make all interest payments on the Senior Notes entirely in cash. All Senior Notes mature on October 15, 2015 and have the same rights and benefits as the Senior Notes issued on October 6, 2005. Interest on the Senior Notes is payable quarterly in arrears on each January 15, April 15, July 15 and October 15, commencing on January 15, 2006.

        The Senior Notes are guaranteed, jointly and severally, on an unsecured, senior basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee the Company's obligations under its Senior Secured Credit Facilities and by Parent. The Senior Notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior obligations and rank (i) equal in the right of payment with all of the Company's and the guarantors' existing and future senior indebtedness, including any borrowings under the Company's Senior Secured Credit Facilities and the guarantees thereof and the Company's 2028 Debentures; and (ii) senior to all of the Company's and its guarantors' existing and future subordinated indebtedness, including the Senior Subordinated Notes due 2015 and the guarantees thereof. The Senior Notes also are effectively junior in priority to the Company's and its guarantors' obligations under all secured indebtedness, including the Company's Senior Secured Credit Facilities, the 2028 Debentures, and any other secured obligations of the Company, in each case, to the extent of the value of the assets securing such obligations. In addition, the Senior Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes, but under certain circumstances, the Company may be required to offer to purchase Senior Notes as described below. The Company may from time to time acquire Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the Senior Notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the Senior Notes, in whole or in part, at a redemption price equal to 104.5% of principal amount, declining annually to 100% of the principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Notes at a redemption price equal to 109% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company. At any time prior to October 15, 2010, the Company also may redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount of Senior Notes redeemed plus an applicable premium, as provided in the Senior Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Indenture), each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's

Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the Senior Notes contains covenants that limit the Company's ability and certain of its subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay dividends on the Company's capital stock or redeem, repurchase or retire the Company's capital stock or subordinated indebtedness;

  •
  make investments;

  •
  create restrictions on the payment of dividends or other amounts to the Company from its restricted subsidiaries that are not guarantors of the notes;

  •
  engage in transactions with the Company's affiliates;

  •
  sell assets, including capital stock of the Company's subsidiaries;

  •
  consolidate or merge;

  •
  create liens; and

  •
  enter into sale and lease back transactions.

        The Company's Brand Development Companies are not subject to the covenants contained in the Senior Indenture. The Senior Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately.

        Senior Subordinated Notes.    On October 6, 2005, Newton Acquisition Merger Sub, Inc. issued $500.0 million aggregate principal amount of 10.375% Senior Subordinated Notes under a senior subordinated indenture (Senior Subordinated Indenture) with Wells Fargo Bank, National Association, as trustee. At the closing of the Transactions, as the surviving corporation in the Acquisition, the Company assumed all the obligations of Newton Acquisition Merger Sub, Inc. under the Senior Subordinated Indenture. The Senior Subordinated Notes mature on October 15, 2015. Interest on the Senior Subordinated Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 2006.

        The Senior Subordinated Notes are guaranteed, jointly and severally, on an unsecured, senior subordinated basis, by each of the Company's wholly-owned domestic subsidiaries that guarantee the Company's obligations under its Senior Secured Credit Facilities and by Parent. The Senior Subordinated Notes and the guarantees thereof are the Company's and the guarantors' unsecured, senior subordinated obligations and rank (i) junior to all of the Company's and the guarantors' existing and future senior indebtedness, including the Senior Notes and any borrowings under the Company's Senior Secured Credit Facilities, and the guarantees thereof and the Company's 2028 Debentures; (ii) equally with any of the Company's and the guarantors' future senior subordinated indebtedness; and (iii) senior to any of the Company's and the guarantors' future subordinated indebtedness. In addition, the Senior Subordinated Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries that are not providing guarantees.

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes, but, under certain circumstances, the Company may be required to offer to purchase Senior Subordinated Notes as described below. The Company may from time to time acquire Senior Subordinated Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

        Except as described below, the Senior Subordinated Notes are not redeemable at the Company's option prior to October 15, 2010. From and after October 15, 2010, the Company may redeem the Senior Subordinated Notes, in whole or in part, at a redemption price equal to 105.188% of principal amount, declining annually to 100% of principal amount on October 15, 2013, plus accrued and unpaid interest, and Additional Interest (as defined in the Senior Subordinated Indenture), if any, thereon to the applicable redemption date.

        Prior to October 15, 2008, the Company may, at its option, subject to certain conditions, redeem up to 35% of the original aggregate principal amount of Senior Subordinated Notes at a redemption price equal to 110.375% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more equity offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company.

        At any time prior to October 15, 2010, the Company also may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus an applicable premium, as provided in the Senior Subordinated Indenture, as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

        Upon the occurrence of a change of control (as defined in the Senior Subordinated Indenture), the Company will make an offer to purchase all of the Senior Subordinated Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase.

        The indenture governing the Senior Subordinated Notes contains covenants substantially similar to those applicable to the Company's Senior Notes described above. The Senior Subordinated Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all outstanding Senior Notes to be due and payable immediately, subject to certain exceptions.

        Redemption of 2008 Notes.    In May 1998, the Company issued $125.0 million aggregate principal amount of its 2008 Notes. Upon closing of the Transactions, the Company called its 2008 Notes for redemption pursuant to their terms. On November 7, 2005, the Company used $134.7 million of reserved cash to redeem its 2008 Notes, which included a call premium of $6.2 million plus accrued interest of $3.5 million through the redemption date.

        Maturities of Long-Term Debt.    At April 29, 2006, annual maturities of long-term debt during the next five years and thereafter are as follows (in millions):

2006	$—
2007	—
2008	—
2009	—
2010	—
Thereafter	3,195.7

        Interest Rate Swaps.    The Company uses derivative financial instruments to help manage its interest rate risk. Effective December 6, 2005, the Company entered into floating to fixed interest rate swap agreements for an aggregate notional amount of $1,000.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreements terminate after five years. As of the effective date, the Company designated the interest rate swaps as cash flow hedges. As a result, changes in the fair value of the Company's swaps are recorded subsequent to the effective date as a component of other comprehensive income.

        At April 29, 2006, the fair value of the Company's interest rate swap agreements was a gain of approximately $19.4 million, which amount is included in other assets. As a result of the swap agreements, the Company's effective fixed interest rates as to the $1,000.0 million in floating rate indebtedness will range from 6.931% to 7.499% per quarter and result in an average fixed rate of 7.285%.

9.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        The following table shows the components of accumulated other comprehensive income (loss):

	April 29, 2006	July 30, 2005	April 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)
Unrealized gain (loss) on financial instruments	$9,350	$(1,114)	$57
Minimum pension liability adjustments	—	(46,921)	(4,673)
Other	316	1,005	1,184

Total accumulated other comprehensive income (loss)	$9,666	$(47,030)	$(3,432)

10.    EMPLOYEE BENEFIT PLANS

        Description of Benefit Plans.    We sponsor a defined benefit pension plan (Pension Plan) covering substantially all full-time employees. We also sponsor an unfunded supplemental executive retirement plan (SERP Plan) that provides additional pension benefits to certain employees. Benefits under both plans are based on the employees' years of service and compensation over defined periods of employment. Pension Plan assets consist primarily of equity and fixed income securities.

        Retirees and active employees hired prior to March 1, 1989 are eligible to participate in a plan providing certain limited postretirement health care benefits (Postretirement Plan) if they have met certain service and minimum age requirements.

        Costs of Benefits.    The components of the expenses incurred under our Pension Plan, SERP Plan and Postretirement Plan are as follows:

	Year-to-Date
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)
Pension Plan:
Service cost	$9,293	$2,823	$9,588
Interest cost	12,115	3,468	13,907
Expected return on plan assets	(13,118)	(3,636)	(14,137)
Net amortization of losses and prior service costs	—	1,205	3,626

Pension Plan expense	$8,290	$3,860	$12,984

SERP Plan:
Service cost	$1,094	$330	$1,084
Interest cost	2,571	730	3,042
Net amortization of losses and prior service costs	—	394	1,151

SERP Plan expense	$3,665	$1,454	$5,277

Postretirement Plan:
Service cost	$27	$8	$44
Interest cost	494	139	954
Net amortization of losses (gains)	—	(5)	79

Postretirement expense	$521	$142	$1,077

        Purchase Accounting Adjustments.    The obligations and assets related to our benefit plans were valued at fair value as of the date of the Acquisition, using a discount rate of 5.75%, as follows:

	Pension Plan	SERP Plan	Postretirement Plan
	(in thousands)
Benefit obligations at fair value	$354,807	$76,806	$15,281
Assets held by defined benefit pension plan, at fair value	287,871	—	—

Excess of benefit obligations over assets	66,936	76,806	15,281
Less: previously recorded benefit plan obligations recorded by Predecessor	(19,655)	(66,161)	(18,205)

Adjustment to increase benefit plan obligations	$47,281	$10,645	$(2,924)

        Funding Policy and Plan Assets.    Our policy is to fund the Pension Plan at or above the minimum required by law. In 2005, we made voluntary contributions of $20.0 million for the plan year ended July 31, 2004. Based upon currently available information, we will not be required to make contributions to the Pension Plan for either the 2006 or 2005 plan years; however, we could decide to make a voluntary contribution based on our evaluation of the Pension Plan.

        Effect of Medicare Subsidy on Postretirement Plan.    In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) that provides a prescription drug subsidy, beginning in January 2006, to companies that sponsor postretirement health care plans that provide drug benefits. Based upon the provisions of the legislation enacted in January 2005, we reviewed the provisions of our Postretirement Plan with our actuaries to determine whether the benefits offered by our plan met the statutory definition of "actuarially equivalent" prescription drug benefits that qualify for the federal subsidy. Based upon this review, we believe that our benefits qualify for the subsidy. We estimate the annual federal subsidy to be received in the next ten years under the Act to be approximately $0.2 million, which subsidy was considered in the determination of the fair value of the Postretirement Plan as of the date of the Acquisition.

11.    SEGMENTS

        We have identified two reportable segments: Specialty Retail Stores and Direct Marketing. The Specialty Retail Stores segment includes all of our Neiman Marcus and Bergdorf Goodman retail stores, including Neiman Marcus clearance stores. The Direct Marketing segment conducts both online operations and print catalog under the Neiman Marcus, Horchow and Bergdorf Goodman brand names. Other includes our former 51% interest in Gurwitch Products, L.L.C., which designs and markets the Laura Mercier cosmetic line, and our 56% interest in Kate Spade LLC, which designs and retails high-end designer handbags and accessories.

        Both the Specialty Retail Stores and Direct Marketing segments, as well as Kate Spade LLC and Gurwitch Products, L.L.C., derive their revenues from the sale of high-end fashion apparel, accessories, cosmetics and fragrances from leading designers, precious and fashion jewelry and decorative home accessories.

        The following table sets forth the information for our reportable segments:

	Year-to-Date
	Thirty weeks ended April 29, 2006	Nine weeks ended October 1, 2005	Thirty-nine weeks ended April 30, 2005
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)
REVENUES:
Specialty Retail Stores	$2,084,129	$544,857	$2,415,749
Direct Marketing	416,479	87,515	458,514
Other	82,607	19,276	96,270

Total	$2,583,215	$651,648	$2,970,533

OPERATING EARNINGS:
Specialty Retail Stores	$280,984	$91,372	$343,781
Direct Marketing	67,280	8,246	55,943
Other	4,006	(1,923)	10,241

Subtotal	352,270	97,695	409,965
Corporate expenses	(30,691)	(5,809)	(30,390)
Amortization of customer lists and favorable lease commitments	(42,041)	—	—
Non-cash charges related to other valuation adjustments made in connection with the Acquisition	(38,606)	—	—
Transaction and other costs	—	(23,544)
Loss on disposition of Chef's Catalog	—	—	(15,348)

Total	$240,932	$68,342	$364,227

12.    COMMITMENTS AND CONTINGENCIES

        Investments in Brand Development Companies.    We currently own a 56% interest in Kate Spade LLC, which designs and markets high-end designer handbags and accessories, and sold on July 27, 2006 our former 51% interest in Gurwitch Products, L.L.C., which designs and markets the Laura Mercier cosmetics line. Our investments in and relationships with Kate Spade LLC are governed by an operating agreement that provides for an orderly transition process in the event any investor wishes to sell its interest, or purchase another investor's interest. Among other things, this operating agreement contains currently exercisable put option provisions entitling each minority investor to put their interest to us, and currently exercisable call option provisions entitling us to purchase each minority investor's interest, at a purchase price mutually agreed to by the parties. The purchase price will be determined by the parties or, in the event the parties are unable to agree on a mutually acceptable price, by a mutually acceptable nationally recognized investment banking firm, subject to certain conditions. We may elect to defer the consummation of a put option for a period of six months by cooperating with the other investors in seeking either a sale of Kate Spade LLC to a third party or a public offering of Kate Spade LLC's securities. If a sale to a third party or public offering of Kate Spade LLC's securities is not consummated within six months after the exercise of the put option (which period may be automatically extended for an additional two months if a registration statement for the relevant brand development company is filed with the SEC), we are obligated to consummate the put option. Under the terms of the Kate Spade LLC operating agreement, consummation of the put option shall occur within thirty days after the determination of the valuation with respect to the exercise of the put option, unless we have elected to defer the consummation of the put option for the six-month period referred to above, and should a third party sale or public offering of Kate Spade LLC occur within such six-month period, we are required to pay the Kate Spade LLC investors the excess, if any, of the put option valuation price for their interest over the amount they realize through the third party sale or public offering.

        In April 2005, the minority investors in Kate Spade LLC exercised the put option described above with respect to the full amount of their stake in such company. We subsequently entered into a standstill agreement to postpone the put process while we engaged in discussions with the minority investors of Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company. The standstill agreement, as extended, expired on March 21, 2006, but the parties are continuing to pursue discussions regarding a possible sale of such company while the put valuation process proceeds. Although such discussions are ongoing, no assurance can be given that they will ultimately lead to any transaction. It is possible that we may be required to purchase the shares of the minority investors in Kate Spade LLC pursuant to the option as early as the first quarter of fiscal 2007.

        On July 27, 2006, we sold our former majority interest in Gurwitch Products, L.L.C. to Alticor Inc., for pretax net cash proceeds of approximately $40.8 million.

        Litigation.    We are currently involved in various legal actions and proceedings that arose in the ordinary course of our business. We believe that any liability arising as a result of these actions and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

        On May 4, 2005, a purported class action complaint, NECA-IBEW Pension Fund (The Decatur Plan) v. The Neiman Marcus Group, Inc. et al. (CA No. 3-05 CV-0898B), was filed by a putative stockholder in federal court in the Northern District of Texas against our Company and its directors challenging the proposed merger. An amended complaint was filed on July 25, 2005. The amended complaint alleged a cause of action for breach of fiduciary duty against us and our directors, claiming, among other things, that the defendants had endeavored to complete the sale of our Company and its assets at a grossly inadequate and unfair price and pursuant to an unfair process that failed to maximize shareholder value. In addition, the amended complaint alleged that our directors were not independent and breached their fiduciary duties in connection with the approval of the merger by, among other things, (i) tailoring the transaction to serve the interests of the defendants and the family of Richard A. Smith, the then chairman of our board of directors and our largest stockholder, rather than structuring the merger to obtain the highest price for stockholders, (ii) depriving public stockholders of the value of certain assets (including the credit card business and our third quarter 2005 profits), (iii) failing to realize the financial benefits from the sale of the credit card business, (iv) not engaging in a fair process of negotiating at arm's length, including provisions precluding superior competing bids (including a termination fee and no solicitation provision), and (v) structuring a preferential deal for insiders. The amended complaint further claimed that our financial advisor had a conflict of interest by also acting as a financing source for the merger, and that our proxy statement in respect of the merger omitted material information purportedly necessary to ensure a fully informed shareholder vote. The amended complaint sought, among other things, injunctive relief to enjoin the consummation of the merger, to rescind any actions taken to effect the merger, to direct the defendants to sell or auction our Company for the highest possible price, and to impose a constructive trust in favor of plaintiffs upon any benefits improperly received by defendants. Following the closing of the merger, plaintiff voluntarily dismissed the lawsuit with prejudice as moot on December 1, 2005, and provided a release of all of the defendants for claims arising out of the merger. The Company paid plaintiff's attorneys' fees in connection with certain disclosures requested by plaintiff and included in the proxy statement sent to the shareholders regarding the merger.

13.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        All of the Company's obligations under the Asset-Based Revolving Credit Facility, the Senior Secured Term Loan Facility, the Senior Notes and the Senior Subordinated Notes are guaranteed by the Parent and certain of the Company's existing and future domestic subsidiaries (principally, Bergdorf Goodman, Inc. through which the Company conducts the operations of its Bergdorf Goodman stores and NM Nevada Trust which holds legal title to certain real property and intangible assets used by the Company in conducting its operations). Non-guarantor subsidiaries consist principally of Kate Spade LLC, Gurwitch Products L.L.C. (which was sold on July 27, 2006) and Neiman Marcus Funding Corporation through which the Company previously conducted its credit card operations prior to the Credit Card Sale. The guarantees by the Parent and each subsidiary guarantor are full and unconditional and joint and several.

        The following condensed consolidating financial information represents the financial information of Neiman Marcus, Inc. and its wholly-owned subsidiary guarantors, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commission's Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiary guarantors operated as independent entities.

	April 29, 2006 (Successor)
	Parent	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$104,911	$1,214	$2,857	$—	$108,982
Accounts receivable, net of allowance	—	31,858	4,808	19,682	396	56,744
Merchandise inventories	—	739,378	94,496	24,752	(3,647)	854,979
Other current assets	—	57,071	5,612	2,017	—	64,700

Total current assets	—	933,218	106,130	49,308	(3,251)	1,085,405

Property and equipment, net	—	868,145	154,052	22,987	—	1,045,184
Goodwill and intangibles, net	—	2,032,627	2,243,014	120,776	—	4,396,417
Other assets	—	131,680	443	885	—	133,008
Investments in subsidiaries	1,468,045	2,533,264	—	—	(4,001,309)	—

Total assets	$1,468,045	$6,498,934	$2,503,639	$193,956	$(4,004,560)	$6,660,014

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$—	$205,688	$30,230	$15,130	$396	$251,444
Accrued liabilities	—	306,906	73,841	9,452	(443)	389,756
Notes payable and current maturities of long-term liabilities	—	3,879	—	11,250	—	15,129

Total current liabilities	—	516,473	104,071	35,832	(47)	656,329

Long-term liabilities:
Long-term debt	—	3,195,663	—	—	—	3,195,663
Deferred income taxes	—	1,129,899	—	—	—	1,129,899
Other long-term liabilities	—	188,854	6,122	2,292	—	197,268

Total long-term liabilities	—	4,514,416	6,122	2,292	—	4,522,830

Minority interest	—	—	—	—	12,810	12,810
Total shareholders' equity	1,468,045	1,468,045	2,393,446	155,832	(4,017,323)	1,468,045

Total liabilities and shareholders' equity	$1,468,045	$6,498,934	$2,503,639	$193,956	$(4,004,560)	$6,660,014

	July 30, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$317,346	$795	$535,341	$—	$$853,482
Accounts receivable, net of allowance	7,910	2,929	18,688	359	29,886
Merchandise inventories	650,916	78,390	22,011	(2,951)	748,366
Other current assets	68,905	5,603	2,239	—	76,747

Total current assets	1,045,077	87,717	578,279	(2,592)	1,708,481

Property and equipment, net	697,514	136,503	20,992	—	855,009
Goodwill and intangibles, net	14,875	23,700	32,942	—	71,517
Other assets	24,035	371	1,247	—	25,653
Investments in subsidiaries	706,376	—	—	(706,376)	—

Total assets	$2,487,877	$248,291	$633,460	$(708,968)	$2,660,660

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$233,116	$32,199	$17,213	$359	$282,887
Accrued liabilities	245,378	60,396	25,014	2,149	332,937
Notes payable and current maturities of long-term liabilities	200	—	1,250	—	1,450

Total current liabilities	478,694	92,595	43,477	2,508	617,274

Long-term liabilities:
Long-term debt	249,780	—	—	—	249,780
Other long-term liabilities	185,457	18,626	3,465	—	207,548

Total long-term liabilities	435,237	18,626	3,465	—	457,328

Minority interest	—	—	—	12,112	12,112
Total shareholders' equity	1,573,946	137,070	586,518	(723,588)	1,573,946

Total liabilities and shareholders' equity	$2,487,877	$248,291	$633,460	$(708,968)	$2,660,660

	April 30, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$333,738	$494	$3,357	$—	$337,589
Restricted cash	—	—	37,500	—	37,500
Accounts receivable, net of allowance	11,470	3,668	650,962	355	666,455
Merchandise inventories	688,968	85,051	18,964	(4,068)	788,915
Other current assets	41,482	5,079	3,154	—	49,715

Total current assets	1,075,658	94,292	713,937	(3,713)	1,880,174

Property and equipment, net	668,125	134,578	19,107	—	821,810
Goodwill and intangibles, net	14,875	23,700	32,942	—	71,517
Other assets	64,022	681	1,602	—	66,305
Investments in subsidiaries	673,660	—	—	(673,660)	—

Total assets	$2,496,340	$253,251	$767,588	$(677,373)	$2,839,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$205,098	$28,816	$12,702	$355	$246,971
Accrued liabilities	273,452	67,599	11,918	(443)	352,526
Notes payable and current maturities of long-term liabilities	200	—	—	—	200
Current portion of borrowings under Credit Card Facility	—	—	187,500	—	187,500

Total current liabilities	478,750	96,415	212,120	(88)	787,197

Long-term liabilities:
Long-term debt	249,773	—	—	—	249,773
Deferred income taxes	74,429	—	—	—	74,429
Other long-term liabilities	111,593	18,764	2,757	—	133,114

Total long-term liabilities	435,795	18,764	2,757	—	457,316

Minority interest	—	—	—	13,498	13,498
Total shareholders' equity	1,581,795	138,072	552,711	(690,783)	1,581,795

Total liabilities and shareholders' equity	$2,496,340	$253,251	$767,588	$(677,373)	$2,839,806

	Thirty weeks ended April 29, 2006 (Successor)
	Parent	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$—	$2,131,989	$368,211	$92,092	$(9,077)	$2,583,215
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	1,369,940	232,678	40,568	(8,999)	1,634,187
Selling, general and administrative expenses (excluding depreciation)	—	509,752	70,243	43,977	—	623,972
Income from credit card operations, net	—	(32,629)	(3,265)	—	—	(35,894)
Depreciation expense	—	62,471	12,329	3,177	—	77,977
Amortization of customer lists and favorable lease commitments	—	34,704	6,801	536	—	42,041

Operating earnings	—	187,751	49,425	3,834	(78)	240,932
Interest expense, net	—	150,340	—	286	—	150,626
Intercompany royalty charges (income)	—	145,472	(145,472)	—	—	—
Equity in earnings of subsidiaries	(54,440)	(197,292)	—	—	251,732	—

Earnings before income taxes and minority interest	54,440	89,231	194,897	3,548	(251,810)	90,306
Income taxes	—	34,791	—	—	—	34,791

Earnings before minority interest	54,440	54,440	194,897	3,548	(251,810)	55,515
Minority interest in net earnings of subsidiaries	—	—	—	—	(1,075)	(1,075)

Net earnings	$54,440	$54,440	$194,897	$3,548	$(252,885)	$54,440

	Nine weeks ended October 1, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$530,666	$101,556	$22,919	$(3,493)	$651,648
Cost of goods sold including buying and occupancy costs (excluding depreciation)	312,454	58,986	10,202	(2,875)	378,767
Selling, general and administrative expenses (excluding depreciation)	135,278	20,491	13,084	—	168,853
Income from credit card operations, net	(6,994)	(824)	—	—	(7,818)
Depreciation expense	16,117	3,015	828	—	19,960
Transaction and other costs	23,544	—	—	—	23,544

Operating earnings	50,267	19,888	(1,195)	(618)	68,342
Interest (income) expense, net	(909)	—	43	—	(866)
Intercompany royalty charges (income)	46,240	(46,240)	—	—	—
Equity in earnings of subsidiaries	(64,825)	—	—	64,825	—

Earnings before income taxes and minority interest	69,761	66,128	(1,238)	(65,443)	69,208
Income taxes	25,607	—	—	—	25,607

Earnings before minority interest	44,154	66,128	(1,238)	(65,443)	43,601
Minority interest in net loss of subsidiaries	—	—	—	553	553

Net earnings	$44,154	$66,128	$(1,238)	$(64,890)	$44,154

	Thirty-nine weeks ended April 30, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,474,603	$398,966	$112,443	$(15,479)	$2,970,533
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,533,364	251,907	45,884	(14,553)	1,816,602
Selling, general and administrative expenses (excluding depreciation)	612,936	83,103	51,393	—	747,432
Income from credit card operations, net	—	—	(52,414)	—	(52,414)
Depreciation expense	62,475	13,477	3,386	—	79,338
Loss on disposition of Chef's Catalog	7,048	8,300	—	—	15,348

Operating earnings	258,780	42,179	64,194	(926)	364,227
Interest expense, net	6,728	—	4,220	—	10,948
Intercompany royalty charges (income)	149,880	(149,880)	—	—	—
Equity in earnings of subsidiaries	(248,320)	—	—	248,320	—

Earnings before income taxes and minority interest	350,492	192,059	59,974	(249,246)	353,279
Income taxes	136,014	—	—	—	136,014

Earnings before minority interest	214,478	192,059	59,974	(249,246)	217,265
Minority interest in net earnings of subsidiaries	—	—	—	(2,787)	(2,787)

Net earnings	$214,478	$192,059	$59,974	$(252,033)	$214,478

	Thirty weeks ended April 29, 2006 (Successor)
	Parent	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$54,440	$54,440	$194,897	$3,548	$(252,885)	$54,440
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	62,471	12,329	3,177	—	77,977
Amortization of debt issue costs	—	8,183	—		—	8,183
Amortization of customer lists and favorable lease commitments	—	34,704	6,801	536	—	42,041
Non-cash charges related to step-up in carrying value of inventory	—	32,890	5,177	—	—	38,067
Stock-based compensation charges	—	2,509	—	—	—	2,509
Deferred income taxes	—	(27,110)	—	—	—	(27,110)
Minority interest	—	—	—	—	1,075	1,075
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	8,636	1,063	(823)	—	8,876
Intercompany royalty income payable (receivable)	—	145,471	(145,471)	—	—	—
Equity in earnings of subsidiaries	(54,440)	(197,292)	—	—	251,732	—
Changes in operating assets and liabilities, net	—	130,615	(67,185)	(5,112)	78	58,396

Net cash provided by operating activities	—	255,517	7,611	1,326	—	264,454

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(100,086)	(7,319)	(4,809)	—	(112,214)
Acquisition of The Neiman Marcus Group, Inc.	—	(5,156,423)	—	—	—	(5,156,423)
Intercompany (receivable) payable	(1,427,739)	—	—	—	1,427,739	—

Net cash used for investing activities	(1,427,739)	(5,256,509)	(7,319)	(4,809)	1,427,739	(5,268,637)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings	—	3,325,000	—	21,000	—	3,346,000
Repayment of borrowings	—	(385,812)	—	(16,000)	—	(401,812)
Debt issuance costs paid	—	(102,854)	—	—	—	(102,854)
Cash equity contributions	1,427,739	1,427,739	—	—	(1,427,739)	1,427,739
Distributions paid	—	85	—	(253)	—	(168)

Net cash provided by financing activities	1,427,739	4,264,158	—	4,747	(1,427,739)	4,268,905

CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(736,834)	292	1,264	—	(735,278)
Beginning balance	—	841,745	922	1,593	—	844,260

Ending balance	$—	$104,911	$1,214	$2,857	$—	$108,982

	Nine weeks ended October 1, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$44,154	$66,128	$(1,238)	$(64,890)	$44,154
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	16,117	3,015	828	—	19,960
Stock-based compensation charges	19,968	—	—	—	19,968
Deferred income taxes	(7,327)	—	—	—	(7,327)
Minority interest	—	—	—	(553)	(553)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	545	254	857	—	1,656
Intercompany royalty income payable (receivable)	46,240	(46,240)	—	—	—
Equity in earnings of subsidiaries	(64,825)	—	—	64,825	—
Changes in operating assets and liabilities, net	499,327	(20,294)	(538,074)	618	(58,423)

Net cash provided by (used for) operating activities	554,199	2,863	(537,627)	—	19,435

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(22,454)	(2,736)	(1,121)	—	(26,311)

Net cash used for investing activities	(22,454)	(2,736)	(1,121)	—	(26,311)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	—	5,750	—	5,750
Repayment of borrowings on lines of credit	—	—	(750)	—	(750)
Cash dividends paid	(7,346)	—	—	—	(7,346)

Net cash (used for) provided by financing activities	(7,346)	—	5,000	—	(2,346)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	524,399	127	(533,748)	—	(9,222)
Beginning balance	317,346	795	535,341	—	853,482

Ending balance	$841,745	$922	$1,593	$—	$844,260

	Thirty-nine weeks ended April 30, 2005 (Predecessor)
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$214,478	$192,059	$59,974	$(252,033)	$214,478
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	62,475	13,477	3,386	—	79,338
Amortization of debt issue costs	465	—	—	—	465
Stock-based compensation charges	3,646	—	—	—	3,646
Loss on disposition of Chef's catalog	7,048	8,300	—	—	15,348
Minority interest	—	—	—	2,787	2,787
Other, primarily costs related to defined benefit pension and other long-term benefit plans	20,065	2,148	898	—	23,111
Intercompany royalty payable (receivable)	149,879	(149,879)	—	—	—
Equity in earnings of subsidiaries	(248,320)	—	—	248,320	—
Changes in operating assets and liabilities, net	(116,794)	(54,795)	21,538	926	(149,125)

Net cash provided by operating activities	92,942	11,310	85,796	—	190,048

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(129,977)	(11,644)	(9,209)	—	(150,830)
Proceeds from the sale of Chef's Catalog	14,419	—	—	—	14,419
Increase in cash restricted for repayment of borrowings under Credit Card Facility	—	—	(37,500)	—	(37,500)

Net cash used for investing activities	(115,558)	(11,644)	(46,709)	—	(173,911)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	—	7,750	—	7,750
Repayment of borrowings on lines of credit	(113)	—	(9,000)	—	(9,113)
Repayment of borrowings under Credit Card Facility	—	—	(37,500)		(37,500)
Acquisitions of treasury stock	(3,088)	—	—	—	(3,088)
Proceeds from stock-based compensation awards	16,432	—	—	—	16,432
Cash dividends paid	(20,042)	—	—	—	(20,042)
Distributions paid	(1)	—	(1,353)	—	(1,354)

Net cash used for financing activities	(6,812)	—	(40,103)	—	(46,915)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	(29,428)	(334)	(1,016)	—	(30,778)
Beginning balance	363,166	828	4,373	—	368,367

Ending balance	$333,738	$494	$3,357	$—	$337,589

14.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

       All of the Company's obligations under the 2028 Debentures are guaranteed by the Parent. Non-guarantor subsidiaries consist principally of Bergdorf Goodman, Inc. through which the Company conducts the operations of its Bergdorf Goodman stores, NM Nevada Trust which holds legal title to certain real property and intangible assets used by the Company in conducting its operations, Kate Spade LLC, Gurwitch Products, L.L.C. (which was sold on July 27, 2006) and Neiman Marcus Funding Corporation through which the Company previously conducted its credit card operations prior to the Credit Card Sale. The guarantee by the Parent is full and unconditional and joint and several.

        The following condensed consolidating financial information represents the financial information of Neiman Marcus, Inc. and its non-guarantor subsidiaries, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commission's Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the non-guarantor subsidiaries operated as independent entities.

	April 29, 2006 (Successor)
	Parent	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$104,911	$4,071	$—	$108,982
Accounts receivable, net of allowance	—	31,858	24,490	396	56,744
Merchandise inventories	—	739,378	119,248	(3,647)	854,979
Other current assets	—	57,071	7,629	—	64,700

Total current assets	—	933,218	155,438	(3,251)	1,085,405

Property and equipment, net	—	868,145	177,039	—	1,045,184
Goodwill and intangibles, net	—	2,032,627	2,363,790	—	4,396,417
Other assets	—	131,680	1,328	—	133,008
Investments in subsidiaries	1,468,045	2,533,264	—	(4,001,309)	—

Total assets	$1,468,045	$6,498,934	$2,697,595	$(4,004,560)	$6,660,014

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$—	$205,688	$45,360	$396	$251,444
Accrued liabilities	—	306,906	83,293	(443)	389,756
Notes payable and current maturities of long-term liabilities	—	3,879	11,250	—	15,129

Total current liabilities	—	516,473	139,903	(47)	656,329

Long-term liabilities:
Long-term debt	—	3,195,663	—	—	3,195,663
Deferred income taxes	—	1,129,899	—	—	1,129,899
Other long-term liabilities	—	188,854	8,414	—	197,268

Total long-term liabilities	—	4,514,416	8,414	—	4,522,830

Minority interest	—	—	—	12,810	12,810
Total shareholders' equity	1,468,045	1,468,045	2,549,278	(4,017,323)	1,468,045

Total liabilities and shareholders' equity	$1,468,045	$6,498,934	$2,697,595	$(4,004,560)	$6,660,014

	July 30, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$317,346	$536,136	$—	$$853,482
Accounts receivable, net of allowance	7,910	21,617	359	29,886
Merchandise inventories	650,916	100,401	(2,951)	748,366
Other current assets	68,905	7,842	—	76,747

Total current assets	1,045,077	665,996	(2,592)	1,708,481

Property and equipment, net	697,514	157,495	—	855,009
Goodwill and intangibles, net	14,875	56,642	—	71,517
Other assets	24,035	1,618	—	25,653
Investments in subsidiaries	706,376	—	(706,376)	—

Total assets	$2,487,877	$881,751	$(708,968)	$2,660,660

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$233,116	$49,412	$359	$282,887
Accrued liabilities	245,378	85,410	2,149	332,937
Notes payable and current maturities of long-term liabilities	200	1,250	—	1,450

Total current liabilities	478,694	136,072	2,508	617,274

Long-term liabilities:
Long-term debt	249,780	—	—	249,780
Other long-term liabilities	185,457	22,091	—	207,548

Total long-term liabilities	435,237	22,091	—	457,328

Minority interest	—	—	12,112	12,112
Total shareholders' equity	1,573,946	723,588	(723,588)	1,573,946

Total liabilities and shareholders' equity	$2,487,877	$881,751	$(708,968)	$2,660,660

	April 30, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$333,738	$3,851	$—	$$337,589
Restricted cash	—	37,500	—	37,500
Accounts receivable, net of allowance	11,470	654,630	355	666,455
Merchandise inventories	688,968	104,015	(4,068)	788,915
Other current assets	41,482	8,233	—	49,715

Total current assets	1,075,658	808,229	(3,713)	1,880,174

Property and equipment, net	668,125	153,685	—	821,810
Goodwill and intangibles, net	14,875	56,642	—	71,517
Other assets	64,022	2,283	—	66,305
Investments in subsidiaries	673,660	—	(673,660)	—

Total assets	$2,496,340	$1,020,839	$(677,373)	$2,839,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$205,098	$41,518	$355	$246,971
Accrued liabilities	273,452	79,517	(443)	352,526
Notes payable and current maturities of long-term liabilities	200	—	—	200
Current portion of borrowings under Credit Card Facility	—	187,500	—	187,500

Total current liabilities	478,750	308,535	(88)	787,197

Long-term liabilities:
Long-term debt	249,773	—	—	249,773
Deferred income taxes	74,429	—	—	74,429
Other long-term liabilities	111,593	21,521	—	133,114

Total long-term liabilities	435,795	21,521	—	457,316

Minority interest	—	—	13,498	13,498
Total shareholders' equity	1,581,795	690,783	(690,783)	1,581,795

Total liabilities and shareholders' equity	$2,496,340	$1,020,839	$(677,373)	$2,839,806

	Thirty weeks ended April 29, 2006 (Successor)
	Parent	Company	Non- Guarantors Subsidiaries	Elimination	Consolidated
	(in thousands)
Revenues	$—	$2,131,989	$460,303	$(9,077)	$2,583,215
Cost of goods sold including buying and occupancy costs (excluding depreciation)	—	1,369,940	273,246	(8,999)	1,634,187
Selling, general and administrative expenses (excluding depreciation)	—	509,752	114,220	—	623,972
Income from credit card operations, net	—	(32,629)	(3,265)	—	(35,894)
Depreciation expense	—	62,471	15,506	—	77,977
Amortization of customer lists and favorable lease commitments	—	34,704	7,337	—	42,041

Operating earnings	—	187,751	53,259	(78)	240,932
Interest expense, net	—	150,340	286	—	150,626
Intercompany royalty charges (income)	—	145,472	(145,472)	—	—
Equity in earnings of subsidiaries	(54,440)	(197,292)	—	251,732	—

Earnings before income taxes and minority interest	54,440	89,231	198,445	(251,810)	90,306
Income taxes	—	34,791	—	—	34,791

Earnings before minority interest	54,440	54,440	198,445	(251,810)	55,515
Minority interest in net earnings of subsidiaries	—	—	—	(1,075)	(1,075)

Net earnings	$54,440	$54,440	$198,445	$(252,885)	$54,440

	Nine weeks ended October 1, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$530,666	$124,475	$(3,493)	$651,648
Cost of goods sold including buying and occupancy costs (excluding depreciation)	312,454	69,188	(2,875)	378,767
Selling, general and administrative expenses (excluding depreciation)	135,278	33,575	—	168,853
Income from credit card operations, net	(6,994)	(824)	—	(7,818)
Depreciation expense	16,117	3,843	—	19,960
Transaction and other costs	23,544	—	—	23,544

Operating earnings	50,267	18,693	(618)	68,342
Interest (income) expense, net	(909)	43	—	(866)
Intercompany royalty charges (income)	46,240	(46,240)	—	—
Equity in earnings of subsidiaries	(64,825)	—	64,825	—

Earnings before income taxes and minority interest	69,761	64,890	(65,443)	69,208
Income taxes	25,607	—	—	25,607

Earnings before minority interest	44,154	64,890	(65,443)	43,601
Minority interest in net loss of subsidiaries	—	—	553	553

Net earnings	$44,154	$64,890	$(64,890)	$44,154

	Thirty-nine weeks ended April 30, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,474,603	$511,409	$(15,479)	$2,970,533
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,533,364	297,791	(14,553)	1,816,602
Selling, general and administrative expenses (excluding depreciation)	612,936	134,496	—	747,432
Income from credit card operations, net	—	(52,414)	—	(52,414)
Depreciation expense	62,475	16,863	—	79,338
Loss on disposition of Chef's Catalog	7,048	8,300	—	15,348

Operating earnings	258,780	106,373	(926)	364,227
Interest expense, net	6,728	4,220	—	10,948
Intercompany royalty charges (income)	149,880	(149,880)	—	—
Equity in earnings of subsidiaries	(248,320)	—	248,320	—

Earnings before income taxes and minority interest	350,492	252,033	(249,246)	353,279
Income taxes	136,014	—	—	136,014

Earnings before minority interest	214,478	252,033	(249,246)	217,265
Minority interest in net earnings of subsidiaries	—	—	(2,787)	(2,787)

Net earnings	$214,478	$252,033	$(252,033)	$214,478

	Thirty weeks ended April 29, 2006 (Successor)
	Parent	Company	Non- Guarantors Subsidiaries	Elimination	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$54,440	$54,440	$198,445	$(252,885)	$54,440
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	—	62,471	15,506	—	77,977
Amortization of debt issue costs	—	8,183	—	—	8,183
Amortization of customer lists and favorable lease commitments	—	34,704	7,337	—	42,041
Non-cash charges related to step-up in carrying value of inventory	—	32,890	5,177	—	38,067
Stock-based compensation charges	—	2,509	—	—	2,509
Deferred income taxes	—	(27,110)	—	—	(27,110)
Minority interest	—	—	—	1,075	1,075
Other, primarily costs related to defined benefit pension and other long-term benefit plans	—	8,636	240	—	8,876
Intercompany royalty income payable (receivable)		145,471	(145,471)	—	—
Equity in earnings of subsidiaries	(54,440)	(197,292)	—	251,732	—
Changes in operating assets and liabilities, net	—	130,615	(72,297)	78	58,396

Net cash provided by operating activities	—	255,517	8,937	—	264,454

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	—	(100,086)	(12,128)	—	(112,214)
Acquisition of The Neiman Marcus Group, Inc.	—	(5,156,423)	—	—	(5,156,423)
Intercompany (receivable) payable	(1,427,739)	—	—	1,427,739	—

Net cash used for investing activities	(1,427,739)	(5,256,509)	(12,128)	1,427,739	(5,268,637)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings	—	3,325,000	21,000	—	3,346,000
Repayment of borrowings	—	(385,812)	(16,000)	—	(401,812)
Debt issuance costs paid	—	(102,854)	—	—	(102,854)
Cash equity contributions	1,427,739	1,427,739	—	(1,427,739)	1,427,739
Distributions paid	—	85	(253)	—	(168)

Net cash provided by financing activities	1,427,739	4,264,158	4,747	(1,427,739)	4,268,905

CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	—	(736,834)	1,556	—	(735,278)
Beginning balance	—	841,745	2,515	—	844,260

Ending balance	$—	$104,911	$4,071	$—	$108,982

	Nine weeks ended October 1, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$44,154	$64,890	$(64,890)	$44,154
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	16,117	3,843	—	19,960
Stock-based compensation charges	19,968	—	—	19,968
Deferred income taxes	(7,327)	—	—	(7,327)
Minority interest	—	—	(553)	(553)
Other, primarily costs related to defined benefit pension and other long-term benefit plans	545	1,111	—	1,656
Intercompany royalty income payable (receivable)	46,240	(46,240)	—	—
Equity in earnings of subsidiaries	(64,825)	—	64,825	—
Changes in operating assets and liabilities, net	499,327	(558,368)	618	(58,423)

Net cash provided by (used for) operating activities	554,199	(534,764)	—	19,435

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(22,454)	(3,857)	—	(26,311)

Net cash used for investing activities	(22,454)	(3,857)	—	(26,311)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	5,750	—	5,750
Repayment of borrowings on lines of credit	—	(750)	—	(750)
Cash dividends paid	(7,346)	—	—	(7,346)

Net cash (used for) provided by financing activities	(7,346)	5,000	—	(2,346)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	524,399	(533,621)	—	(9,222)
Beginning balance	317,346	536,136	—	853,482

Ending balance	$841,745	$2,515	$—	$844,260

	Thirty-nine weeks ended April 30, 2005 (Predecessor)
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$214,478	$252,033	$(252,033)	$214,478
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	62,475	16,863	—	79,338
Amortization of debt issue costs	465	—	—	465
Stock-based compensation charges	3,646	—	—	3,646
Loss on disposition of Chef's catalog	7,048	8,300	—	15,348
Minority interest	—	—	2,787	2,787
Other, primarily costs related to defined benefit pension and other long-term benefit plans	20,065	3,046	—	23,111
Intercompany royalty payable (receivable)	149,879	(149,879)	—	—
Equity in earnings of subsidiaries	(248,320)	—	248,320	—
Changes in operating assets and liabilities, net	(116,794)	(33,257)	926	(149,125)

Net cash provided by operating activities	92,942	97,106	—	190,048

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(129,977)	(20,853)	—	(150,830)
Proceeds from the sale of Chef's Catalog	14,419	—	—	14,419
Increase in cash restricted for repayment of borrowings under Credit Card Facility	—	(37,500)	—	(37,500)

Net cash used for investing activities	(115,558)	(58,353)	—	(173,911)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	7,750	—	7,750
Repayment of borrowings on lines of credit	(113)	(9,000)	—	(9,113)
Repayment of borrowings under Credit Card Facility	—	(37,500)	—	(37,500)
Acquisitions of treasury stock	(3,088)	—	—	(3,088)
Proceeds from stock-based compensation awards	16,432	—	—	16,432
Cash dividends paid	(20,042)	—	—	(20,042)
Distributions paid	(1)	(1,353)	—	(1,354)

Net cash used for financing activities	(6,812)	(40,103)	—	(46,915)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	(29,428)	(1,350)	—	(30,778)
Beginning balance	363,166	5,201	—	368,367

Ending balance	$333,738	$3,851	$—	$337,589

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        We are responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Registered Public Accounting Firm. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgment.

        We maintain a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, assets are properly safeguarded and accounted for, and records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. We have also instituted policies and guidelines which require employees to maintain a high level of ethical standards.

        In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent registered public accounting firm to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of the independent registered public accounting firm.

        We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under our supervision and with the participation of other key members of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of July 30, 2005. During its assessment, management did not identify any material weaknesses in our internal control over financial reporting.

        Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this registration statement on Form S-1, has issued an unqualified attestation report on management's assessment of internal control over financial reporting.

BURTON M. TANSKY
President and Chief Executive Officer

JAMES E. SKINNER
Senior Vice President and Chief Financial Officer

T. DALE STAPLETON
Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Neiman Marcus Group, Inc.
Dallas, Texas

        We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries (the "Company") as of July 30, 2005 and July 31, 2004, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended July 30, 2005. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements and Financial Statement Schedule. We also have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting," that the Company maintained effective internal control over financial reporting as of July 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 30, 2005 and July 31, 2004, and the results of its operations and its cash flows for each of the three years in the period ended July 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of July 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," for the year ended August 2, 2003, as discussed in Note 3 of the Notes to Consolidated Financial Statements.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 15, 2005 (April 7, 2006 as to Notes 1, 15 and 16 and July 31, 2006 as to Note 17)

THE NEIMAN MARCUS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	July 30, 2005	July 31, 2004
	(in thousands, except shares)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$853,482	$368,367
Accounts receivable, net of allowance	29,886	551,687
Merchandise inventories	748,366	720,277
Deferred income taxes	17,783	9,078
Other current assets	58,964	56,757

TOTAL CURRENT ASSETS	1,708,481	1,706,166

PROPERTY AND EQUIPMENT
Land, buildings and improvements	794,559	683,618
Fixtures and equipment	814,216	729,250
Construction in progress	118,376	101,504

	1,727,151	1,514,372
Less accumulated depreciation and amortization	872,142	763,889

PROPERTY AND EQUIPMENT, NET	855,009	750,483
OTHER ASSETS	97,170	160,999

TOTAL ASSETS	$2,660,660	$2,617,648

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$282,887	$289,282
Accrued liabilities	332,937	286,833
Notes payable and current maturities of long-term liabilities	1,450	1,563
Current portion of borrowings under Credit Card Facility	—	150,000

TOTAL CURRENT LIABILITIES	617,274	727,678

LONG-TERM LIABILITIES
Notes and debentures	249,780	249,757
Borrowings under Credit Card Facility	—	75,000
Deferred real estate credits	86,575	71,898
Other long-term liabilities	120,973	92,074
Deferred income taxes	—	20,381

TOTAL LONG-TERM LIABILITIES	457,328	509,110

MINORITY INTEREST	12,112	10,298
COMMITMENTS AND CONTINGENCIES
COMMON STOCKS
Class A Common Stock—$.01 par value; Authorized—100 million shares; Issued 29,774,476 shares and 29,294,405 shares	298	293
Class B Common Stock—$.01 par value; Authorized—100 million shares; Issued 19,941,833 shares and 19,941,833 shares	199	199
ADDITIONAL PAID-IN CAPITAL	520,414	491,849
ACCUMULATED OTHER COMPREHENSIVE LOSS	(47,030)	(4,536)
RETAINED EARNINGS	1,125,726	905,330
TREASURY STOCK (768,731 shares and 710,227 shares, at cost)	(25,661)	(22,573)

TOTAL SHAREHOLDERS' EQUITY	1,573,946	1,370,562

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,660,660	$2,617,648

See Notes to Consolidated Financial Statements.

THE NEIMAN MARCUS GROUP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands, except per share data)
Revenues	$3,821,924	$3,524,771	$3,080,353
Cost of goods sold including buying and occupancy costs (excluding depreciation)	2,390,584	2,230,904	1,997,689
Selling, general and administrative expenses (excluding depreciation)	974,593	901,486	830,989
Income from credit card operations, net	(71,644)	(55,750)	(53,313)
Depreciation expense	107,687	99,042	82,878
Loss on disposition of Chef's Catalog	15,348	—	—
Gain on Credit Card Sale	(6,170)	—	—
Impairment and other charges	—	3,853	—

Operating earnings	411,526	345,236	222,110
Interest expense, net	12,378	15,923	16,270

Earnings before income taxes, minority interest and change in accounting principle	399,148	329,313	205,840
Income taxes	146,487	120,932	79,248

Earnings before minority interest and change in accounting principle	252,661	208,381	126,592
Minority interest in net earnings of subsidiaries	(3,837)	(3,549)	(2,488)

Earnings before change in accounting principle	248,824	204,832	124,104
Change in accounting principle—writedown of intangible assets, net of taxes	—	—	(14,801)

Net earnings	$248,824	$204,832	$109,303

Weighted average number of common and common equivalent shares outstanding:
Basic	48,330	47,997	47,462
Diluted	49,531	48,873	47,795
Basic earnings per share:
Earnings before change in accounting principle	$5.15	$4.27	$2.61
Change in accounting principle	—	—	(0.31)

Basic earnings per share	$5.15	$4.27	$2.30

Diluted earnings per share:
Earnings before change in accounting principle	$5.02	$4.19	$2.60
Change in accounting principle	—	—	(0.31)

Diluted earnings per share	$5.02	$4.19	$2.29

See Notes to Consolidated Financial Statements.

THE NEIMAN MARCUS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$248,824	$204,832	$109,303
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	107,687	99,042	82,878
Deferred income taxes	(15,105)	23,274	7,444
Loss on disposition of Chef's Catalog	15,348	—	—
Gain on Credit Card Sale	(6,170)	—	—
Net cash received from Credit Card Sale	533,656	—	—
Impairment of intangible assets and other charges	—	3,853	14,801
Minority interest	3,837	3,549	2,488
Other—primarily costs related to defined benefit pension and other long-term benefit plans	41,633	33,222	24,189

	929,710	367,772	241,103
Changes in operating assets and liabilities:
Increase in accounts receivable	(71,082)	(529,092)	(2,817)
Decrease (increase) in undivided interests	—	242,565	(33,963)
Increase in merchandise inventories	(38,074)	(33,215)	(30,218)
(Increase) decrease in other current assets	(6,161)	12,026	(22,135)
Decrease (increase) in other assets	10,743	(4,454)	(10,735)
Increase in accounts payable and accrued liabilities	24,864	40,414	17,770
Increase in deferred real estate credits	15,400	1,556	36,407
Funding of defined benefit pension plan	(20,000)	(45,000)	(30,760)

Net cash provided by operating activities	845,400	52,572	164,652

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(202,535)	(120,473)	(129,568)
Net increase in cash restricted for repayment of borrowings under Credit Card Facility	(40,713)	—	—
Proceeds from sale of Chef's Catalog and other assets	14,419	3,183	—

Net cash used for investing activities	(228,829)	(117,290)	(129,568)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings	10,000	2,750	81,051
Repayment of debt	(10,113)	(1,500)	(81,051)
Borrowings under Credit Card Facility	—	225,000	—
Repayment of borrowings under Credit Card Facility	(112,500)	—	—
Acquisition of treasury stock	(3,088)	(7,553)	(15,020)
Cash dividends paid	(27,398)	(12,632)	—
Distributions paid	(4,457)	(3,727)	(2,432)
Proceeds from exercises of stock options and restricted stock grants	16,100	23,797	10,680

Net cash (used for) provided by financing activities	(131,456)	226,135	(6,772)

CASH AND CASH EQUIVALENTS
Increase during the year	485,115	161,417	28,312
Beginning balance	368,367	206,950	178,638

Ending balance	$853,482	$368,367	$206,950

Supplemental Schedule of Cash Flow Information:
Cash paid during the year for:
Interest	$22,717	$17,833	$18,071

Income taxes	$144,626	$104,742	$61,860

Noncash activities:
Borrowings assumed by HSBC in connection with the Credit Card Sale	$112,500	—	—

See Notes to Consolidated Financial Statements.

THE NEIMAN MARCUS GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stocks			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Retained Earnings	Treasury Stock	Total Shareholders' Equity
	Class A	Class B
	(in thousands)
BALANCE AT AUGUST 3, 2002	$280	$200	$443,788	$906	$610,139	$—	$1,055,313
Issuance of 482 shares for stock based compensation awards	5	—	10,675	—	—	—	10,680
Acquisition of treasury stock						(15,020)	(15,020)
Other equity transactions	(3)	(3)	4,057	—	—	—	4,051
Comprehensive income:
Net earnings	—	—	—	—	109,303	—	109,303
Adjustments for fluctuations in fair market value of financial instruments, net of tax $466				744			744
Reclassification of amounts to net earnings, net of tax of ($562)	—	—	—	(916)	—	—	(916)
Minimum pension liability, net of tax of ($16,744)	—	—	—	(26,744)	—	—	(26,744)
Other	—	—	—	437	—	—	437

Total comprehensive income	—	—	—	—	—	—	82,824

BALANCE AT AUGUST 2, 2003	282	197	458,520	(25,573)	719,442	(15,020)	1,137,848
Issuance of 950 shares for stock based compensation awards	10	—	23,787	—	—	—	23,797
Acquisition of treasury stock	—	—	—	—	—	(7,553)	(7,553)
Cash dividends declared ($0.39 per share)	—	—	—	—	(18,944)	—	(18,944)
Other equity transactions	1	2	9,542	—	—	—	9,545
Comprehensive income:
Net earnings	—	—	—	—	204,832	—	204,832
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($349)				(546)			(546)
Reclassification of amounts to net earnings, net of tax of ($466)	—	—	—	(744)	—	—	(744)
Minimum pension liability, net of tax of $13,755	—	—	—	22,071	—	—	22,071
Other	—	—	—	256	—	—	256

Total comprehensive income						—	225,869

BALANCE AT JULY 31, 2004	293	199	491,849	(4,536)	905,330	(22,573)	1,370,562
Issuance of 491 shares for stock based compensation awards	5	—	16,095	—	—	—	16,100
Acquisition of treasury stock	—	—	—	—	—	(3,088)	(3,088)
Cash dividends declared ($0.58 per share)	—	—	—	—	(28,428)	—	(28,428)
Other equity transactions	—	—	12,470	—	—	—	12,470
Comprehensive income:
Net earnings	—	—	—	—	248,824	—	248,824
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($706)				(1,114)			(1,114)
Reclassification of amounts to net earnings, net of tax of $349	—	—	—	546	—	—	546
Minimum pension liability, net of tax of ($26,511)	—	—	—	(42,248)	—	—	(42,248)
Other	—	—	—	322	—	—	322

Total comprehensive income				—			206,330

BALANCE AT JULY 30, 2005	$298	$199	$520,414	$(47,030)	$1,125,726	$(25,661)	$1,573,946

See Notes to Consolidated Financial Statements.

THE NEIMAN MARCUS GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The Consolidated Financial Statements of The Neiman Marcus Group, Inc. and subsidiaries (Company) have been prepared in accordance with generally accepted accounting principles. Our businesses consist of Specialty Retail Stores (Specialty Retail Stores), primarily Neiman Marcus Stores and Bergdorf Goodman, and Neiman Marcus Direct, our direct marketing operation (Direct Marketing).

        We own a 51% interest in Gurwitch Products, L.L.C., which distributes and markets the Laura Mercier cosmetic line, and a 56% interest in Kate Spade LLC, a manufacturer and retailer of high-end designer handbags and accessories (the Brand Development Companies). All significant intercompany accounts and transactions have been eliminated.

        Our fiscal year ends on the Saturday closest to July 31. All references to 2005 relate to the 52 weeks ended July 30, 2005; all references to 2004 relate to the 52 weeks ended July 31, 2004 and all references to 2003 relate to the 52 weeks ended August 2, 2003. References to 2006 and years thereafter relate to our fiscal years for such periods.

        On May 1, 2005, our Board of Directors approved a definitive agreement to sell the Company to an investment group consisting of Texas Pacific Group and Warburg Pincus, LLC (collectively, the Sponsors). Under the terms of the agreement, the Sponsors will acquire all of the outstanding Class A and Class B shares of The Neiman Marcus Group, Inc. for $100.00 per share in cash, representing a transaction value of approximately $5.1 billion. Each of the Sponsors will own equal stakes in the Company upon completion of the transaction. Our shareholders approved the definitive agreement to sell the Company on August 16, 2005. The sale closed on October 6, 2005.

        Certain prior period balances have been reclassified to conform to the current period presentation. Depreciation expense and income from credit card operations, net are now shown as separate line items on our statements of earnings. In prior periods, depreciation expense was included in buying and occupancy costs and the income from our credit card operations was included as a reduction to selling, general and administrative expenses.

Estimates and Critical Accounting Policies

        We make estimates and assumptions about future events in preparing our financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the Consolidated Financial Statements.

        While we believe that our past estimates and assumptions have been materially accurate, the amounts currently estimated are subject to change if we make different assumptions as to the outcome of future events. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. We make adjustments to our assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying Consolidated Financial Statements.

        Cash and Cash Equivalents.    Cash and cash equivalents primarily consist of cash on hand in the stores, deposits with banks and overnight investments with banks and financial institutions. Cash equivalents are stated at cost, which approximates fair value. Our cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable includes $45.0 million of outstanding checks not yet presented for payment at July 30, 2005 and $53.5 million at July 31, 2004.

        Accounts Receivable.    Accounts receivable primarily consist of our third-party credit card receivables and the net trade receivables of the Brand Development Companies. Prior to the sale of our proprietary credit card accounts to HSBC Bank Nevada National Association (HSBC) on July 7, 2005 (Credit Card Sale), accounts receivable also included our proprietary credit card receivables. Historically, we extended credit to certain of our customers pursuant to our proprietary retail credit card program. Prior to the Credit Card Sale, our credit card operations generated finance charge income, which was recognized as income when earned and was recorded as income from credit card operations, net, and we maintained reserves for potential credit losses. We evaluated the collectibility of our accounts receivable based on a combination of factors, including analysis of historical trends, aging of accounts receivable, write-off experience and expectations of future performance. Following the Credit Card Sale, HSBC will extend credit to customers under our proprietary credit card arrangements.

        Merchandise Inventories and Cost Of Goods Sold.    We utilize the retail method of accounting for substantially all of our merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

        Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheets is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Earnings are negatively impacted when merchandise is marked down.

        Our sales activities are conducted during two primary selling seasons—Fall and Spring. The Fall selling season is conducted primarily in our first and second quarters and the Spring selling season is conducted primarily in the third and fourth quarters. During each season, we record markdowns to reduce the retail value of our inventories. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of merchandise and fashion trends. During the season, we record both temporary and permanent markdowns. Temporary markdowns are recorded at the time of sale and reduce the retail value of only the goods sold. Permanent markdowns are designated primarily for clearance activity and reduce the retail value of all goods subject to markdown that are held. At the end of each selling season, we record permanent markdowns for clearance goods remaining in ending inventory.

        The areas requiring significant judgment related to the valuation of our inventories include 1) setting the original retail value for the merchandise held for sale, 2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and 3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include 1) determination of original retail values for merchandise held for sale, 2) identification of declines in perceived value of inventories and processing the appropriate retail value markdowns and 3) overly optimistic or conservative estimates of shrinkage. We believe appropriate merchandise valuation and pricing controls minimize the risk that our inventory values would be materially misstated.

        Consistent with industry business practice, we receive allowances from certain of our vendors in support of the merchandise we purchase for resale. We receive certain allowances to reimburse us for markdowns taken and/or to support the gross margins earned in connection with the sales of the vendor's merchandise. We recognize these allowances as an increase to gross margin when the allowances are earned and approved by the vendor. Other allowances we receive represent reductions to the amounts paid to acquire the merchandise. We recognize these allowances as a reduction in the cost of the acquired merchandise resulting in an increase to gross margin at the time the goods are sold. The amounts of vendor reimbursements we received did not have a significant impact on the year-over-year change in gross margin during 2005, 2004 or 2003. Vendor allowances received were $83.5 million in 2005, $79.3 million in 2004 and $83.4 million in 2003.

        We obtain certain merchandise, primarily precious jewelry, on a consignment basis in order to expand our product assortment. Consignment merchandise with a cost basis of approximately $226.8 million at July 30, 2005 and approximately $220.4 million at July 31, 2004 is not reflected in our consolidated balance sheets.

        Long-lived Assets.    Property and equipment are stated at historical cost less accumulated depreciation. For financial reporting purposes, we compute depreciation principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over five to 30 years while fixtures and equipment are depreciated over three to 15 years. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over three to ten years.

        To the extent we remodel or otherwise replace or dispose of property and equipment prior to the end of the assigned depreciable lives, we could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. We reassess the depreciable lives of our long-lived assets in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

        We assess the recoverability of the carrying values of our store assets annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates of future store generated cash flows. The underlying estimates of cash flows include estimates for future revenues, gross margin rates and store expenses. We base these estimates upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of our more mature stores. To the extent our estimates for revenue growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

        Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires us to make judgments and estimates regarding fair values. Fair values are determined using estimated future cash flows, including growth assumptions for future revenues, gross margin rates and other estimates. To the extent that our estimates are not realized, future assessments could result in impairment charges.

        Leases.    We lease certain retail stores and office facilities. Stores we own are often subject to ground leases. The terms of our real estate leases, including renewal options, range from 15 to 99 years. Most leases provide for monthly fixed minimum rentals or contingent rentals based upon sales in excess of stated amounts and normally require us to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs. For leases that contain predetermined, fixed calculations of the minimum rentals, we recognize rent expense on a straight-line basis over the lease term.

        We receive allowances from developers related to the construction of our stores. We record these allowances as deferred real estate credits which we recognize as a reduction of rent expense on a straight-line basis over the lease term. We received construction allowances aggregating $26.1 million in 2005, $2.3 million in 2004 and $29.6 million in 2003. Uncollected balances due from developers are recorded as receivables, included in other assets in the consolidated balance sheets, and aggregated $4.4 million at July 30, 2005 and $15.2 million at July 31, 2004.

        Benefit Plans.    We sponsor a noncontributory defined benefit pension plan (Pension Plan) covering substantially all full-time employees and an unfunded supplemental executive retirement plan (SERP Plan) which provides certain employees additional pension benefits. In calculating our obligations and related expense, we make various assumptions and estimates, after consulting with outside actuaries and advisors. The annual determination of expense involves calculating the estimated total benefits ultimately payable to plan participants and allocating this cost to the periods in which services are expected to be rendered. We use the projected unit credit method in recognizing pension liabilities. The Pension and SERP Plans are valued annually as of the beginning of each fiscal year.

        Significant assumptions related to the calculation of our obligations include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by plan participants. We review these actuarial assumptions annually based upon currently available information.

        Self-insurance and Other Employee Benefit Reserves.    We use estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. We base these estimates upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party actuaries. Projected claims information may change in the future and may require us to revise these reserves.

        Other Long-term Liabilities.    Other long-term liabilities consist primarily of certain employee benefit obligations, postretirement health care benefit obligations and the liability for scheduled rent increases.

        Revenues.    Revenues include sales of merchandise and services, net commissions earned from leased departments in our retail stores and delivery and processing revenues related to merchandise sold. We recognize revenues from our retail operations at the later of the point of sale or the delivery of goods to the customer. We recognize revenues from our direct marketing operation when the merchandise is delivered to the customer.

        We maintain reserves for anticipated sales returns primarily based on our historical trends related to returns by our retail and direct marketing customers.

        Buying and Occupancy Costs.    Our buying costs consist primarily of salaries and expenses incurred by our merchandising and buying operations. Occupancy costs primarily include rent, property taxes and operating costs of our retail, distribution and support facilities.

        Selling, General and Administrative Expenses (excluding depreciation).    Selling, general and administrative expenses are comprised principally of the costs related to employee compensation and benefits in the selling and administrative support areas, preopening expenses, advertising and catalog costs and insurance expense.

        We receive allowances from certain merchandise vendors in conjunction with compensation programs for employees who sell the vendors' merchandise. These allowances are netted against the related compensation expense that we incur. Amounts received from vendors related to compensation programs were $53.2 million in 2005, $46.3 million in 2004 and $41.1 million in 2003.

        Income from credit card operations, net.    Prior to the Credit Card Sale on July 7, 2005, our credit card operations generated finance charge income, net of credit losses, which we recognized as income when earned. As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC based on net credit card sales and compensation for marketing and servicing activities (HSBC Program Income). We recognize HSBC Program Income when earned.

        Prior to the Credit Card Sale on July 7, 2005, we transferred substantially all of our credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sold such receivables to the Neiman Marcus Credit Card Master Trust (Trust) pursuant to a revolving credit card securitization program (the Credit Card Facility). We also held certain rights to certain residual cash flows comprised of excess finance charge collections (IO Strip). At the inception of the Credit Card Facility in September 2000, the Trust issued certificates representing undivided interests in the credit card receivables to both third-party investors (Sold Interests) and to the Company (Retained Interests). From the inception of the Credit Card Facility until December 2003, our transfers and sales of credit card receivables pursuant to the terms of the Credit Card Facility were accounted for as sales (Off-Balance Sheet Accounting). As a result, we recognized a gain or loss equal to the difference between the consideration received for the Sold Interests and the allocated cost basis of the receivables sold. Income was recorded on the Retained Interests and the IO Strip on the basis of their estimated effective yield to maturity. In addition, under the Credit Card Facility, we serviced the credit card receivables for a contractually defined servicing fee.

        Preopening Expenses.    Preopening expenses primarily consist of payroll and related media costs incurred in connection with new and replacement store openings and are expensed when incurred. In 2005, we incurred preopening expenses of $1.4 million in connection with the scheduled opening of the San Antonio store in September 2005 and two clearance centers opened in 2005. We opened no new stores in 2004 and had no preopening expenses in 2004. Preopening expenses were $8.0 million for 2003.

        Advertising and Catalog Costs.    We incur costs to advertise and promote the merchandise assortment offered by both Specialty Retail Stores and Direct Marketing. Advertising costs incurred by our Specialty Retail Stores consist primarily of print media costs related to promotional materials mailed to our customers. These costs are expensed at the time of mailing to the customer. Advertising costs incurred by Direct Marketing relate to the production, printing and distribution of our print catalogs and the production of the photographic content on our websites. We amortize the costs of print catalogs during the periods we expect to generate revenues from such catalogs, generally three to six months. We expense the costs incurred to produce the photographic content on our websites at the time the images are first loaded onto the website. We expense website design costs as incurred.

        Deferred catalog costs included in other current assets in the consolidated balance sheets were $8.7 million as of July 30, 2005 and $10.3 million as of July 31, 2004. Net advertising expenses were $120.5 million in 2005, $125.0 million in 2004 and $113.7 million in 2003.

        Consistent with industry practice, we receive advertising allowances from certain of our merchandise vendors. Substantially all the advertising allowances we receive represent reimbursements of direct, specific and incremental costs that we incur to promote the vendor's merchandise in connection with our various advertising programs, primarily catalogs and other print media. As a result, these allowances are recorded as a reduction of our advertising costs when earned. Vendor allowances earned and recorded as a reduction to selling, general and administrative expenses aggregated approximately $57.5 million in 2005, $55.3 million in 2004 and $53.2 million in 2003.

        Gift Cards.    We sell gift cards at our Specialty Retail Stores and through our Direct Marketing operation. Unredeemed gift cards aggregated $25.6 million at July 30, 2005 and $21.8 million at July 31, 2004. The gift cards sold to our customers have no stated expiration dates and are subject to actual and/or potential escheatment rights in various of the jurisdictions in which we operate. As a result, we have not reversed any unredeemed gift card balances into income in fiscal years 2005, 2004 or 2003 pending a final determination as to the invalidity of current and potential escheatment claims in any applicable jurisdictions with respect to the unredeemed balances of gift cards.

        Loyalty Programs.    We maintain customer loyalty programs in which customers accumulate points for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts. Generally, points earned in a given year must be redeemed no later than 90 days subsequent to the end of the annual program period.

        The estimates of the costs associated with the loyalty programs require us to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by our customers. Our customers redeem a substantial portion of the points earned in connection with our loyalty programs for gift cards. At the time the qualifying sales giving rise to the loyalty program points are made, we defer the portion of the revenues on the qualifying sales transactions equal to the estimate of the retail value of the gift cards to be issued upon conversion of the points to gift cards. We record the deferral of revenues related to gift card awards under our loyalty programs as a reduction of revenues. In addition, we charge the cost of all other awards under our loyalty programs to cost of goods sold.

        Stock-Based Compensation.    We account for stock-based compensation awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We recognize compensation cost for the intrinsic value of stock-based awards in an amount equal to the difference between the exercise price of the award and the fair value of our stock at the date of grant. Accordingly, we recognize no compensation expense for stock options since all options granted have an exercise price equal to the market value of our common stock on the grant date. We recognize compensation expense for our restricted stock and purchase restricted stock awards.

        The following table illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation using the Black-Scholes option-pricing model for 2005, 2004 and 2003:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands, except per share data)
Net earnings:
As reported	$248,824	$204,832	$109,303
Add: stock-based employee compensation recorded under intrinsic value method, net of related taxes	4,999	3,119	2,422
Less: stock-based employee compensation expense determined under fair value method, net of related taxes	(13,302)	(11,806)	(10,269)

Pro forma net earnings	$240,521	$196,145	$101,456

Basic earnings per share:
As reported	$5.15	$4.27	$2.30
Pro forma	$4.98	$4.09	$2.14
Diluted earnings per share:
As reported	$5.02	$4.19	$2.29
Pro forma	$4.86	$4.01	$2.12

        We estimate the fair value of each option grant on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2005, 2004 and 2003:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
Expected life (years)	5	5	5
Expected volatility	25.0%	32.7%	36.6%
Risk-free interest rate	3.3%	3.1%	3.0%
Dividend yield	1.0%	—	—

        The weighted-average fair value of options granted was $14.38 in 2005, $14.79 in 2004 and $11.40 in 2003.

        The effects on pro forma net earnings and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future periods due to such factors as the vesting periods of stock options and the potential issuance of additional stock options in future years.

        Income Taxes.    We are routinely under audit by federal, state or local authorities in the area of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, we accrue charges for probable exposures. Based on our annual evaluations of tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, our effective tax rate in a given financial statement period could be materially impacted. In the fourth quarter of 2005, we recognized net income tax benefits aggregating $7.6 million related to a favorable settlement associated with previous state tax filings and reductions in previously recorded deferred tax liabilities. Excluding these benefits, our effective tax rate was 38.6% for 2005. In the second quarter of 2004, we also recognized a net income tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, our effective tax rate was 39.0% for 2004.

        Basic and Diluted Net Income Per Share.    Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The dilutive effect of stock options and other common stock equivalents, including contingently returnable shares, is included in the calculation of diluted earnings per share using the treasury stock method.

        Recent Accounting Pronouncements.    In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payment." This standard is a revision of SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25 and its related implementation guidance. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective for the first interim period or annual reporting period beginning after June 15, 2005. We will adopt SFAS No. 123R in the first quarter of 2006. The adoption of SFAS No. 123R will reduce reported net income and earnings per share because we will be required to recognize compensation expense for our stock options. We are in the process of evaluating the impact of the adoption of SFAS No. 123R.

2.    CREDIT CARD RECEIVABLES

        Subsequent to the Credit Card Sale.    On July 7, 2005, HSBC purchased our approximately three million private label Neiman Marcus and Bergdorf Goodman credit card accounts and related assets, as well as the outstanding balances associated with such accounts (Credit Card Sale). The total purchase price was approximately $647 million, consisting of approximately $534 million in net cash proceeds and the assumption of approximately $113 million of outstanding debt under our revolving credit card securitization facility. We recognized a gain of $6.2 million in connection with the sale of our credit card portfolio to HSBC.

        As a part of the Credit Card Sale, we entered into a long-term marketing and servicing alliance with HSBC. Under the terms of this alliance, HSBC offers credit card and non-card payment plans bearing our brands and we receive ongoing payments from HSBC related to credit card sales and compensation for marketing and servicing activities (HSBC Program Income). In addition, we continue to handle key customer service functions, initially including new account processing, most transaction authorization, billing adjustments, collection services and customer inquiries. In 2005, our credit card operations generated net finance charge income of approximately $75.4 million. If the Credit Card Sale had been consummated as of the first day of 2005, we believe, the HSBC Program Income for 2005 would have been at least $42 million. HSBC and the Company are currently in the process of implementing changes to the proprietary credit card program that we expect will be fully implemented during the fourth quarter of 2006. Had such changes been fully implemented on the first day of 2005, we believe the HSBC Program Income for 2005 would have been approximately $56 million.

        Prior to the Credit Card Sale.    Prior to the Credit Card Sale on July 7, 2005, we transferred substantially all of our credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sold such receivables to the Neiman Marcus Credit Card Master Trust (Trust) pursuant to a revolving credit card securitization program (the Credit Card Facility). At the inception of the Credit Card Facility in September 2000, the Trust issued certificates representing undivided interests in the credit card receivables to both third-party investors (Sold Interests) and to the Company (Retained Interests). From the inception of the Credit Card Facility until December 2003, our transfers and sales of credit card receivables pursuant to the terms of the Credit Card Facility were accounted for as sales (Off-Balance Sheet Accounting). As a result, $225.0 million of credit card receivables were removed from our balance sheet at the inception of the Credit Card Facility and the Trust's $225.0 million repayment obligation to the holders of the certificates representing the Sold Interests was not shown as a liability on our consolidated balance sheet.

        The Sold Interests were represented by Class A Certificates, aggregating $225.0 million at face value. The holders of the Class A Certificates were entitled to monthly interest distributions at the contractually-defined rate of one month LIBOR plus 0.27% annually. The distributions to the Class A Certificate holders were payable from the finance charge income generated by the credit card receivables held by the Trust. In order to maintain the committed level of securitized assets, cash collections on the securitized receivables were used by the Trust to purchase new credit card balances from us in accordance with the terms of the Credit Card Facility.

        We held Retained Interests represented by the Class B Certificate ($23.8 million face value), the Class C Certificate ($68.2 million face value) and the Seller's Certificate (representing the excess of the total receivables sold to the Trust over the Sold Interests and the Class B and Class C Certificates). In addition, we held rights to certain residual cash flows comprised of excess finance charge collections (IO Strip). Pursuant to the terms of the Trust, our rights to payments with respect to the Class B Certificate, the Class C Certificate, the Seller's Certificate and the IO Strip were subordinated to the rights of the holders of the Class A Certificates. As a result, the credit quality of the Class A Certificates was enhanced, thereby lowering the interest cost paid by the Trust on the Class A Certificates. Recourse to the Company with respect to the sale of assets was limited to our Retained Interests.

        Under the Credit Card Facility, we serviced the credit card receivables for a contractually defined servicing fee. We earned servicing fees of $5.4 million in 2005 and $6.3 million in both 2004 and 2003.

        In connection with Off-Balance Sheet Accounting, our Retained Interests were shown as "Undivided interests in NMG Credit Card Master Trust" on our consolidated balance sheets. The certificates representing the Retained Interests were securities that we intended to "hold to maturity" and were carried at amortized cost of $231.6 million at August 2, 2003. The IO Strip was treated as an "available-for-sale" security and was carried at its estimated fair value of $11.5 million at August 2, 2003. In determining the fair value of the Retained Interests at August 2, 2003, the key economic assumptions used were 1) a weighted average life of receivables of 4 months, 2) expected annual credit losses of 0.79%, 3) a net interest spread of 16.36% and 4) a weighted average discount rate of 5.95%. Changes in the fair value of the IO Strip were reflected as a component of other comprehensive income. Income was recorded on the Retained Interests and the IO Strip on the basis of their estimated effective yield to maturity and was recorded in income from credit card operations, net.

        Transfers to the Trust ceased to qualify for Off-Balance Sheet Accounting beginning in December 2003 since the receivables transferred after November 2003 were subject to our future repurchase based upon the provisions of the Credit Card Facility. Rather, these transfers were recorded as secured borrowings (Financing Accounting). As a consequence, the credit card receivables generated after November 2003 remained on our balance sheet as assets and the portions of Class A Certificates that funded such receivables were reflected as a liability. The transition period from Off-Balance Sheet Accounting to Financing Accounting (Transition Period) lasted approximately four months (December 2003 to March 2004). During the Transition Period, cash collections of receivables were allocated to the previous Sold Interests and Retained Interests until such time as those balances were reduced to zero. By the end of the Transition Period, our entire credit card portfolio was included in accounts receivable in our consolidated balance sheet and the $225.0 million repayment obligation was shown as a liability.

        Beginning in April 2005, cash collections were used by the Trust to repay the $225.0 million principal balance of the Class A Certificates in six monthly installments of $37.5 million (Amortization Period). Prior to the Credit Card Sale, we had repaid $112.5 million of the principal balance of the Class A Certificates and had placed $40.7 million on deposit with the Trust to fund future repayment obligations. In connection with the Credit Card Sale, HSBC assumed the remaining obligations related to the outstanding Class A Certificates.

        The table below summarizes the amount of cash flows between us and the Trust (prior to the Credit Card Sale in 2005):

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in millions)
Principal collections:
Reinvested by the Trust in revolving period securitizations	$2,013.4	$1,958.9	$1,719.9
Reinvested portion allocable to Retained Interests	—	483.4	922.4
Servicing fees received by the Company	5.4	6.3	6.3
Excess cash flows related to the IO Strip	$52.4	$53.6	$46.7

        The table below provides historical credit card delinquencies and net credit losses:

	Years Ended
	July 31, 2004	August 2, 2003
	(in millions, except percentages)
Total face value of receivables	$527.7	$471.0
Delinquent principal over 90 days	1.8%	1.8%
Annual credit losses (net of recoveries)	$14.3	$14.3

        Income from Credit Card Operations.    A summary of the income and expenses related to our accounts receivable portfolio:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in millions)
Income:
Finance charge income	$78.7	$39.9	$—
Gains on sales of Sold Interests	—	3.2	8.0
Income from Retained Interests, net	—	21.5	39.0
Servicing fee income	5.4	6.3	6.3
HSBC Program Income	2.2	—	—
Expenses:
Bad debt expense, net	(14.7)	(7.6)	—
Amortization of premium	—	(7.6)	—

Income from credit card operations, net	71.6	55.7	53.3
Interest expense on Class A Certificates	(5.2)	(2.1)	—

Credit contribution before administration, promotion and marketing expenses	$66.4	$53.6	$53.3

        As of the start of the Transition Period in December 2003, the carrying value of the Sold and Retained Interests exceeded face value by approximately $7.6 million as a result of the application of the provisions of current accounting rules related to the calculation of the gains on sale of the previous Sold Interests and the valuation of both Sold and Retained Interests. During the Transition Period, the $7.6 million premium was amortized as a reduction of our net earnings from our credit card portfolio. Of the $7.6 million premium, $5.3 million was amortized in the second quarter of 2004 and the remaining $2.3 million was amortized in the third quarter of 2004.

3.    GOODWILL AND INTANGIBLE ASSETS

        The significant components of goodwill and intangible assets, included in other assets in the accompanying consolidated balance sheets, are as follows:

	July 30, 2005	July 31, 2004
	(in thousands)
Goodwill	$14,872	$23,747
Trademarks	56,645	64,945

	$71,517	$88,692

        We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as of the beginning of the first quarter of 2003. SFAS No. 142 established a new fair value-based accounting model for the valuation of goodwill and indefinite-lived intangible assets recorded in connection with business combinations. Pursuant to the provisions of SFAS No. 142, goodwill and indefinite-lived intangible assets are measured for impairment by applying a fair value-based test at least annually and are not amortized.

        In connection with the adoption of the provisions of SFAS No. 142, we engaged third-party appraisers to assist with the determination of the fair value of our goodwill and intangible assets. Fair value was determined using a discounted cash flow methodology. For each of our operating segments, a summary of the carrying values of our intangible assets is as follows:

		SFAS No. 142 Adjustments
					Sale of Chef's Catalog in 2005
	At August 4, 2002	At Adoption	During 2003	During 2004		At July 30, 2005
	(in thousands)
Direct Marketing
Goodwill	$23,747	$—	$—	$—	$(8,875)	$14,872
Indefinite-lived tradenames	60,732	(24,066)	(813)	(3,853)	(8,300)	23,700
Other
Indefinite-lived tradenames	32,945	—	—	—	—	32,945

	$117,424	$(24,066)	$(813)	$(3,853)	$(17,175)	$71,517

        The $24.1 million writedown in the carrying value of the indefinite-lived intangible assets of our Direct Marketing segment required upon adoption of SFAS No. 142 is reflected as a change in accounting principle ($14.8 million, net of taxes) in the accompanying consolidated statement of earnings for 2003. The additional writedowns of $0.8 million in 2003 (included in selling, general and administrative expenses) and $3.9 million in 2004 were required based upon revised estimates of future cash flows.

4.    ACCRUED LIABILITIES

        The significant components of accrued liabilities are as follows:

	July 30, 2005	July 31, 2004
	(in thousands)
Accrued salaries and related liabilities	$67,343	$63,452
Amounts due customers	44,214	40,318
Self-insurance reserves	43,209	39,067
Sales returns reserves	35,739	31,487
Income taxes payable	19,702	12,519
Loyalty program liability	16,780	14,283
Sales tax	15,112	12,712
Other	90,838	72,995

Total	$332,937	$286,833

5.    LONG-TERM DEBT

        The significant components of our long-term debt are as follows:

	Interest Rate	July 30, 2005	July 31, 2004
		(in thousands)
Senior unsecured notes	6.65%	$124,957	$124,941
Senior unsecured debentures	7.125%	124,823	124,816
Credit Card Facility	LIBOR + 0.27%	—	225,000

		249,780	474,757
Less: current portion		—	150,000

Long-term debt		$249,780	$324,757

        Effective June 9, 2004, we entered into a five-year unsecured revolving credit agreement (the Credit Agreement) with a group of seventeen banks that provides for borrowings of up to $350 million. The Credit Agreement replaces a previous $300 million unsecured credit facility. At July 30, 2005, we had no borrowings outstanding under the Credit Agreement.

        We have two types of borrowing options under the Credit Agreement, a "committed" borrowing and a "competitive bid" borrowing. The rate of interest payable under a "committed" borrowing is based on one of two pricing options selected by us, the level of outstanding borrowings and the rating of our senior unsecured long-term debt by Moody's and Standard & Poor's. The pricing options available to us under a "committed" borrowing are based on either LIBOR plus 0.40% to 1.50% or a "base" rate. The base rate is determined based on the higher of the Prime Rate or the Federal Funds Rate plus 0.50% and a "base" rate margin of up to 0.50%. The rate of interest payable under a "competitive bid" borrowing is based on one of two pricing options that we select. The pricing options are based on either LIBOR plus a competitive bid margin or an absolute rate, both determined in the competitive auction process.

        The Credit Agreement contains covenants that require us, among other things, to maintain certain leverage and fixed charge ratios. The Credit Agreement also places restrictions on the Company related to 1) the incurrence of liens on our assets and indebtedness by our subsidiaries, 2) sales, consolidations and mergers, 3) transactions with affiliates and 4) certain common stock repurchase transactions. In addition, the Credit Agreement provides for 1) acceleration of amounts due, including the nonpayment of amounts due pursuant to the Credit Agreement on a timely basis and the acceleration of other indebtedness greater than $25 million, 2) customary events of default and 3) termination in the event of a change in control of the Company. Changes in the ratings of the senior unsecured long-term debt do not represent an event of default, accelerate repayment of outstanding borrowings or alter any other terms of the Credit Agreement. At July 30, 2005, we were in compliance with the covenants and terms of the Credit Agreement.

        In May 1998, we issued $250 million of unsecured senior notes and debentures to the public. This debt is comprised of $125 million of 6.65% senior notes, due 2008 and $125 million of 7.125% senior debentures, due 2028. Interest on the securities is payable semiannually. Based upon quoted prices, the fair value of our senior notes and debentures aggregated $273.9 million as of July 30, 2005 and $268.3 million as of July 31, 2004.

        Our unsecured senior notes and debentures contain covenants related primarily to 1) limitations on liens on Company assets, 2) timely payment of principal and interest and 3) matters related to corporate organization. In addition, the unsecured senior notes and debentures provide for customary events of default and acceleration of amounts due, including the nonpayment of amounts due and the acceleration of other indebtedness greater than $15 million.

        The significant components of interest expense are as follows:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Credit Agreement	$560	$422	$430
Senior notes	8,308	8,308	8,308
Senior debentures	8,904	8,904	8,904
Credit Card Facility	5,243	1,778	—
Debt issue cost amortization and other	1,269	1,679	1,298

Total interest expense	24,284	21,091	18,940
Less:
Interest income	6,556	2,132	1,245
Capitalized interest	5,350	3,036	1,425

Interest expense, net	$12,378	$15,923	$16,270

6.    COMMON SHAREHOLDERS' EQUITY

        Authorized Capital.    On September 15, 1999, our shareholders approved a proposal to amend our Restated Certificate of Incorporation to increase our authorized capital to 250 million shares of common stock consisting of 100 million shares of Class A Common Stock, 100 million shares of

Class B Common Stock, 50 million shares of a new Class C Common Stock (having one-tenth [1/10] of one vote per share) and 50 million shares of preferred stock.

        Common Stock.    Common stock is entitled to dividends if and when declared by the Board of Directors and each share of Class A and Class B Common Stock outstanding carries one vote. Holders of Class A Common Stock have the right to elect up to 18% of the Board of Directors and holders of Class B Common Stock have the right to elect at least 82% of the Board of Directors. The Class A Common Stock and Class B Common Stock are identical in all other respects. Holders of common stock have no cumulative voting, conversion, redemption or preemptive rights.

        Cash dividend program.    In the second quarter of 2005, our Board of Directors increased our quarterly cash dividend from $0.13 per share to $0.15 per share. In 2005, we declared dividends aggregating $28.4 million, of which dividends payable of $7.3 million were included in accrued liabilities in the accompanying consolidated balance sheet as of July 30, 2005 and were paid in August 2005.

        Stock Repurchase Program.    In prior years, our Board of Directors authorized various stock repurchase programs and increases in the number of shares subject to repurchase. In 2005, we repurchased 58,504 shares at an average price of $52.74. In 2004, we repurchased 175,600 shares at an average purchase price of $40.01 during the first quarter and 10,450 shares at an average price of $50.48 during the fourth quarter. As of July 30, 2005, approximately 1.2 million shares remain available for repurchase under our stock repurchase programs.

        Shareholder Rights Plan.    In October 1999, we adopted a shareholder rights plan designed to ensure that our shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal.

        Under the rights plan, one right (Right) is attached to each share of The Neiman Marcus Group, Inc. Class A, Class B and Class C Common Stock. Each Right will entitle the holder to purchase one one-thousandth of a share of a corresponding series of participating preferred stock, with a par value of $.01 per share, at an exercise price of $100.00 per one one-thousandth of a share of such series. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15% or more of the shares of Class B Common Stock or 15% or more of total number of shares of Common Stock outstanding. The Rights expire on October 6, 2009 if not earlier redeemed or exchanged.

        Common Stock Incentive Plans.    We have established common stock incentive plans allowing for the granting of 1) stock options, 2) stock appreciation rights, 3) restricted stock and stock units (restricted stock awards) and 4) other stock-based awards to our employees. At July 30, 2005, there were 1.1 million shares of common stock available for grant under our common stock incentive plans.

        In 2005, 2004 and 2003, we made stock-based awards in the form of 1) restricted stock awards for which there was no exercise price payable by the employee, 2) purchased restricted stock awards for which the exercise price was equal to 50% of the fair value of our common stock on the date of grant and 3) matching restricted stock awards pursuant to which restricted stock awards were granted equal to qualifying stock purchases by the employees. In 2005, the restricted stock and purchased restricted stock awards aggregated 261,998 shares at a weighted-average exercise price of $23.82 as of the grant date. In 2004, the restricted stock and purchased restricted stock awards aggregated 254,757 shares at a weighted-average exercise price of $15.89 as of the grant date. In 2003, the restricted stock and purchased restricted stock awards aggregated 105,110 shares at a weighted-average exercise price of $8.88 as of the grant date.

        Compensation cost for restricted stock and purchased restricted stock awards is recognized in an amount equal to the difference between the exercise price of the award and fair value at the date of grant. We record such expense on a straight-line basis over the expected life of the award with the offsetting entry to additional paid-in capital. For performance accelerated restricted stock, the expected life is determined based on our best estimate of the number of years from the grant date to the date at which it is probable that the performance targets will be met (four or five years, depending on the grant). Compensation cost is calculated as if all instruments granted that are subject only to a service requirement will vest. Compensation expense related to restricted stock grants was $5.0 million in 2005, $3.1 million in 2004 and $2.4 million in 2003.

        A summary of the status of our common stock incentive plans as of July 30, 2005, July 31, 2004 and August 2, 2003 and changes during the fiscal years ended on those dates are presented in the following table:

	July 30, 2005		July 31, 2004		August 2, 2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	3,009,155	$33.35	3,079,705	$29.54	2,894,300	$28.59
Granted	569,161	56.89	903,650	43.33	822,525	30.93
Exercised	(376,140)	28.38	(780,600)	29.34	(392,300)	25.96
Canceled	(151,321)	38.87	(193,600)	35.16	(244,820)	28.93

Outstanding at end of year	3,050,855	$38.12	3,009,155	$33.37	3,079,705	$29.54

Exercisable at year end	717,890	$28.76	713,110	$28.68	1,012,790	$29.39

        Options outstanding at July 30, 2005 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $15.38 to $60.83. Options granted during 2005 and 2004 cliff vest on the third anniversary of the grant and expire six years from the grant date. Options granted prior to 2003 vest ratably over five years and expire after ten years. There were 149 employees with options outstanding at July 30, 2005.

        The following table summarizes information about our stock options as of July 30, 2005:

	Options Outstanding
				Options Exercisable
		Weighted- Average Remaining Contractual Life (Years)
Range Of Exercise Prices	Shares Outstanding At July 30, 2005		Weighted- Average Exercise Price	Shares Outstanding At July 30, 2005	Weighted- Average Exercise Price
$15.38-$29.19	605,390	4.9	$24.67	434,590	$24.70
$30.35-$36.50	1,113,825	3.8	$32.56	283,300	35.00
$43.05-$53.08	784,850	4.2	$43.31	—	—
$55.95-$60.83	546,790	5.2	$56.89	—	—

	3,050,855	4.4	$38.12	717,890	$28.76

7.    INCOME TAXES

        The significant components of income tax expense are as follows:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Current:
Federal	$148,079	$93,963	$64,758
State	13,206	3,328	6,854
Foreign	307	367	192

	161,592	97,658	71,804
Deferred:
Federal	(13,303)	21,177	6,944
State	(1,802)	2,097	500

	(15,105)	23,274	7,444

Income tax expense	$146,487	$120,932	$79,248

        A reconciliation of income tax expense to the amount calculated based on the federal and state statutory rates is as follows:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Income tax expense at statutory rate	$139,702	$115,260	$72,044
State income taxes, net of federal income tax benefit	14,006	12,925	7,354
Tax benefit related to favorable state tax settlements and reductions in deferred tax liabilities	(7,585)	(7,500)	—
Other	364	247	(150)

Total	$146,487	$120,932	$79,248

        Our effective income tax rate was 36.7% for 2005, 36.7% for 2004 and 38.5% for 2003. In the fourth quarter of 2005, we recognized tax benefits aggregating $7.6 million related to a favorable settlement associated with previous state tax filings and reductions in previously recorded deferred tax liabilities. Excluding these benefits, our effective tax rate was 38.6% for 2005. In the second quarter of 2004, we also recognized a tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, our effective tax rate was 39.0% for 2004.

        Significant components of our net deferred income tax asset are as follows:

	July 30, 2005	July 31, 2004
	(in thousands)
Deferred income tax assets:
Accruals and reserves	$24,140	$27,618
Employee benefits	52,794	42,891
Pension obligation	6,327	—
Other	2,035	2,629

Total deferred tax assets	85,296	73,138

Deferred income tax liabilities:
Inventory	(11,674)	(10,951)
Depreciation and amortization	(39,343)	(49,133)
Pension obligation	—	(17,517)
Other	(3,610)	(6,840)

Total deferred tax liabilities	(54,627)	(84,441)

Net deferred income tax asset (liability)	$30,669	$(11,303)

Net deferred income tax asset (liability):
Current	$17,783	$9,078
Non-current	12,886	(20,381)

Total	$30,669	$(11,303)

        The net deferred tax asset of $30.7 million at July 30, 2005 increased $42.0 million from a $11.3 million net deferred tax liability at July 31, 2004. This increase was comprised of a deferred tax benefit of $15.1 million in 2005 and $26.9 million charged directly to other comprehensive loss in the statement of shareholders' equity, primarily related to the decrease in the funded position of the Pension Plan (as more fully described in Note 8). We believe it is more likely than not that it will realize the benefits of our recorded deferred tax assets.

8.    EMPLOYEE BENEFIT PLANS

        Description of Benefit Plans.    We sponsor a defined benefit pension plan (Pension Plan) covering substantially all full-time employees. We also sponsor an unfunded supplemental executive retirement plan (SERP Plan) which provides certain employees additional pension benefits. Benefits under both plans are based on the employees' years of service and compensation over defined periods of employment.

        Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits (Postretirement Plan) if they meet certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. We paid postretirement health care benefit claims of $1.7 million during 2005, $1.8 million during 2004 and $2.3 million during 2003.

        We have a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan and we match an employee's contribution up to a maximum of 6% of the employee's compensation subject to statutory limitations. We also sponsor an unfunded key employee deferred compensation plan, which provides certain employees additional benefits, a profit sharing and a defined contribution retirement plan for employees of Kate Spade LLC and a qualified defined contribution 401(k) plan for employees of Gurwitch Products, L.L.C. Our aggregate expense related to these plans were approximately $10.8 million for 2005, $9.5 million for 2004 and $9.3 million for 2003.

        Costs of Benefits.    The components of the expenses we incurred under our Pension Plan, SERP Plan and Postretirement Plan are as follows:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Pension Plan:
Service cost	$12,785	$10,827	$9,110
Interest cost	18,544	16,484	15,196
Expected return on plan assets	(19,307)	(16,527)	(14,591)
Net amortization of losses and prior service costs	4,835	3,192	407

Pension Plan expense	$16,857	$13,976	$10,122

SERP Plan:
Service cost	$1,445	$1,345	$1,159
Interest cost	4,057	3,849	3,700
Net amortization of losses and prior service costs	1,535	1,444	1,181

SERP Plan expense	$7,037	$6,638	$6,040

Postretirement Plan:
Service cost	$57	$81	$92
Interest cost	1,168	1,570	1,614
Net amortization of losses	75	450	322

Postretirement expense	$1,300	$2,101	$2,028

        Benefit Obligations.    Our obligations for the Pension Plan, SERP Plan and Postretirement Plan are valued annually as of the beginning of each fiscal year. With respect to the Pension Plan and the SERP Plan, our obligations consist of both a projected benefit obligation (PBO) and an accumulated benefit obligation (ABO). The PBO represents the actuarial present value of benefits ultimately payable to plan participants for both past and future services expected to be provided by the plan participants to the Company. The ABO represents the actuarial present value of benefits payable to plan participants for only services rendered at the valuation date. Our obligations pursuant to our Pension Plan, SERP Plan and Postretirement Plan are as follows:

	Pension Plan		SERP Plan		Postretirement Plan
	2005	2004	2005	2004	2005	2004
	(in thousands)
Projected benefit obligations:
Beginning of year	$281,423	$244,997	$65,864	$57,638	$20,994	$24,907
Service cost	12,785	10,827	1,445	1,345	57	81
Interest cost	18,544	16,484	4,057	3,849	1,168	1,570
Actuarial loss (gain)	56,400	16,829	8,826	4,713	(5,344)	(4,378)
Benefits paid, net	(7,718)	(7,714)	(1,933)	(1,681)	(1,120)	(1,186)

End of year	$361,434	$281,423	$78,259	$65,864	$15,755	$20,994

Accumulated benefit obligations:
Beginning of year	$240,082	$207,834	$56,209	$49,082
End of year	$304,063	$240,082	$65,028	$56,209

        A summary of expected benefit payments related to our Pension Plan, SERP Plan and Postretirement Plan is as follows:

	Pension Plan	SERP Plan	Postretirement Plan
	(in thousands)
Fiscal year 2006	$9,665	$2,557	$1,258
Fiscal year 2007	10,427	2,737	1,126
Fiscal year 2008	11,335	2,766	1,129
Fiscal year 2009	12,346	3,062	1,143
Fiscal year 2010	13,392	3,586	1,140
Fiscal years 2011-2015	$87,648	$22,528	$5,511

        Actuarial Assumptions.    Significant assumptions related to the calculation of our obligations pursuant to our employee benefit plans include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan, the average rate of compensation increase by Pension Plan and SERP Plan participants and the health care cost trend rate for the Postretirement Plan. We review these actuarial assumptions annually based upon currently available information. The assumptions we utilized in calculating the projected benefit obligations and periodic expense of our Pension Plan, SERP Plan and Postretirement Plan are as follows:

	August 1, 2005	August 1, 2004	August 1, 2003
Pension Plan:
Discount rate	5.50%	6.25%	6.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Rate of future compensation increase	4.50%	4.50%	4.50%
SERP Plan:
Discount rate	5.50%	6.25%	6.50%
Rate of future compensation increase	4.50%	4.50%	4.50%
Postretirement Plan:
Discount rate	5.50%	6.25%	6.50%
Initial health care cost trend rate	9.00%	10.00%	11.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%

        Discount rate.    The assumed discount rate utilized is based, in part, upon the Moody's Aa corporate bond yield as of the measurement date and the expected timing of cash outlays for plan benefits. The discount rate is utilized principally in calculating the actuarial present value of our obligations and periodic expense pursuant to our employee benefit plans. At August 1, 2005, the discount rate was 5.50%. As a result of the decrease in the discount rate from 6.25% at August 1, 2004 to 5.50% at August 1, 2005, the projected benefit obligations related to our employee benefit plans increased $54.6 million.

        The estimated effect of a 0.25% decrease in the discount rate would increase the Pension Plan obligation by $15.0 million and increase annual Pension Plan expense by $1.7 million. The estimated effect of a 0.25% decrease in the discount rate would increase the SERP Plan obligation by $2.8 million and increase the SERP Plan annual expense by $0.3 million. The estimated effect of a 0.25% decrease in the discount rate would increase the Postretirement Plan obligation by $0.4 million and increase the Postretirement Plan annual expense by an immaterial amount.

        Expected long-term rate of return on plan assets.    The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. During 2005, we utilized 8.0% as the expected long-term rate of return on plan assets. We periodically evaluate the allocation between investment categories of the assets held by the Pension Plan. We base the expected average long-term rate of return on assets principally on the counsel of our outside actuaries and advisors. This rate is utilized primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather this loss increases pension expense over approximately 12 to 18 years.

        Rate of future compensation increase.    The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. We utilized a rate of 4.5% for the periods beginning July 31, 2005. This rate is utilized principally in calculating the obligation and annual expense for the Pension and SERP Plans. The estimated effect of a 0.25% increase in the assumed rate of compensation increase would increase the projected benefit obligation for the Pension Plan by $2.3 million and increase annual pension expense by $0.5 million. The estimated effect of a 0.25% increase in the assumed rate of compensation increase would increase the SERP Plan projected benefit obligation by $0.9 million and increase the SERP Plan annual expense by $0.2 million.

        Health care cost trend rate.    The assumed health care cost trend rate represents our estimate of the annual rates of change in the costs of the health care benefits currently provided by the Postretirement Plan. The health care cost trend rate implicitly considers estimates of health care inflation, changes in health care utilization and delivery patterns, technological advances and changes in the health status of the plan participants. We utilized a health care cost trend rate of 9% as of August 1, 2005, trending down over time to an ultimate health care cost trend rate of 5%. If the assumed health care cost trend rate were increased one percentage point, Postretirement Plan costs for 2005 would have been $0.1 million higher and the accumulated postretirement benefit obligation as of July 30, 2005 would have been $1.6 million higher. If the assumed health care trend rate were decreased one percentage point, Postretirement Plan costs for 2005 would have been $0.1 million lower and the accumulated postretirement benefit obligation as of July 30, 2005 would have been $1.4 million lower.

        Effect of Medicare Subsidy on Postretirement Plan.    In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) that will provide a prescription drug subsidy, beginning in 2006, to companies that sponsor postretirement health care plans that provide drug benefits. Based upon the provisions of the legislation enacted in January 2005, we reviewed the provisions of our Postretirement Plan with our actuaries to determine whether the benefits offered by our plan meet the statutory definition of "actuarially equivalent" prescription drug benefits that qualify for the federal subsidy. Based upon this review, we believe that our benefits qualify for the subsidy. We expect to avail ourselves of the benefit of the subsidy although we are still evaluating the manner in which we and/or the participants in the Postretirement Plan will receive the subsidy. We estimate the annual federal subsidy to be received in the next ten years under the Act to be approximately $0.2 million.

        In accordance with the provisions of the FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," we revalued our projected benefit obligation as of January 31, 2005 1) to incorporate the benefit associated with the federal subsidy we expect to receive and 2) to reduce the discount rate to 5.75%. The revised obligation as of January 31, 2005 was approximately $19.1 million, reflecting a reduction of approximately $2.6 million for the impact of the federal subsidy, offset by an increase of approximately $0.8 million for the change in discount rate.

        Funding Policy and Plan Assets.    Our policy is to fund the Pension Plan at or above the minimum required by law. We made the following contributions to our Pension Plan:

	2005 Voluntary	2004 Voluntary	2003 Required	Voluntary
	(in millions)
Plan Year Ended:
July 31, 2005	$—	$—	$—	$—
July 31, 2004	20.0	15.0	—	—
July 31, 2003	—	30.0	5.8	—
July 31, 2002	—	—	11.5	13.5

Total	$20.0	$45.0	$17.3	$13.5

        Based upon currently available information, we will not be required to make contributions to the Pension Plan for the plan year ended July 31, 2005.

        Assets held by the Pension Plan are invested in accordance with the provisions of our approved investment policy. The asset allocation for our Pension Plan at the end of 2005 and the target allocation for 2006, by asset category, are as follows:

	Pension Plan
	Allocation at July 31, 2005	2006 Target Allocation
Equity Securities	68%	80%
Fixed Income Securities	30%	20%
Cash and Equivalents	2%	—

Total	100%	100%

        The Pension Plan's strategic asset allocation was structured to reduce volatility through diversification and enhance return to approximate the amounts and timing of the expected benefit payments.

        Changes in the assets held by the Pension Plan in 2005 and 2004 are as follows:

	2005	2004
	(in thousands)
Fair value of assets at beginning of year	$243,097	$183,044
Actual return on assets	32,888	22,767
Company contributions	20,000	45,000
Benefits paid	(7,718)	(7,714)

Fair value of assets at end of year	$288,267	$243,097

        Funded Status.    The funded status of our Pension Plan, SERP Plan and Postretirement Plan is as follows:

	Pension Plan		SERP Plan		Postretirement Plan
	2005	2004	2005	2004	2005	2004
	(in thousands)
Projected benefit obligation	$361,434	$281,423	$78,259	$65,864	$15,755	$20,994
Fair value of plan assets	288,267	243,097	—	—	—	—

Excess of projected benefit obligation over fair value of plan assets	(73,167)	(38,326)	(78,259)	(65,864)	(15,755)	(20,994)
Unrecognized net actuarial loss (gain)	121,862	83,599	25,160	17,316	(2,515)	2,859
Unrecognized prior service (income) cost	(155)	(190)	2,619	3,172	161	206
Unrecognized net obligation at transition	157	471	—	—	—	—

Prepaid asset (accrued obligation)	$48,697	$45,554	$(50,480)	$(45,376)	$(18,109)	$(17,929)

Accumulated benefit obligation	$304,063	$240,082	$65,028	$56,209
Fair value of plan assets	288,267	243,097	—	—

(Deficiency) excess of assets over obligation	$(15,796)	$3,015	$(65,028)	$(56,209)

        Our Pension Plan and SERP Plan obligations and funded status of such plans are recognized in our consolidated balance sheets as follows:

	Pension Plan		SERP Plan
	2005	2004	2005	2004
	(in thousands)
Prepaid asset (accrued obligation)	$48,697	$45,554	$(50,480)	$(45,376)
Intangible asset	(2)	—	(2,619)	(3,172)
Other comprehensive loss—additional minimum liability	(64,491)	—	(11,929)	(7,661)

Net (accrued) prepaid benefit obligation in the consolidated balance sheets	$(15,796)	$45,554	$(65,028)	$(56,209)

        In 2005, the accumulated benefit obligation exceeded the fair value of the assets held by the Pension Plan, which required us to record additional minimum liabilities of $64.5 million related to the Pension Plan and $3.7 million related to the SERP Plan. In recording the additional minimum liabilities, we reduced shareholders' equity by $68.8 million ($42.2 million, net of tax).

        In 2004, the fair value of the assets held by the Pension Plan exceeded the accumulated benefit obligation. As a result, the previously recorded additional minimum liability was reversed and shareholders' equity increased by $38.8 million ($23.8 million, net of tax). The additional minimum liability for the SERP Plan increased by $2.2 million and reduced shareholders' equity by $1.8 million, net of tax.

        The projected benefit obligation of the Pension Plan exceeded the plan's assets by $73.2 million in 2005 and $38.3 million in 2004. The underfunded status is reflected in our consolidated balance sheets as follows:

	2005	2004
Prepaid pension contribution reflected in the consolidated balance sheets and not yet charged to expense	$48,697	$45,554
Liability charged to shareholders' equity and not yet recognized in expense	(64,491)	—
Liability reflected in other assets and not yet charged to expense	(2)	—
Unrecognized liability not yet recognized in expense	(57,371)	(83,880)

Underfunded status	$(73,167)	$(38,326)

        The unrecognized liability of $57.4 million for the Pension Plan at July 30, 2005 relates primarily to the delayed recognition of differences between our actuarial assumptions and actual results. In addition, we had cumulative unrecognized liabilities for the SERP Plan and Postretirement Plan aggregating $25.4 million at July 30, 2005.

9.    LOSS ON DISPOSITION OF CHEF'S CATALOG

        In November 2004, we sold our Chef's Catalog direct marketing business to a private equity firm. Chef's Catalog is a multi-channel retailer of professional-quality kitchenware with revenues of approximately $73 million in fiscal year 2004. At October 30, 2004, Chef's Catalog had net tangible assets, primarily inventory, of $12.5 million and net intangible assets of $17.2 million. We received proceeds, net of selling costs, of $14.4 million from the sale. As the carrying value of the Chef's Catalog assets exceeded the net proceeds from the sale, we incurred a pretax loss of $15.3 million in the first quarter of 2005 related to the disposition of Chef's Catalog.

10.    COMMITMENTS AND CONTINGENCIES

        Leases.    We lease certain property and equipment under various non-cancelable capital and operating leases. The leases provide for monthly fixed rentals and/or contingent rentals based upon sales in excess of stated amounts and normally require us to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs. Generally, the leases have primary terms ranging from one to 99 years and include renewal options ranging from five to 80 years.

        Rent expense under operating leases is as follows:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Minimum rent	$42,300	$37,600	$37,300
Contingent rent	23,800	20,300	16,500

Total rent expense	$66,100	$57,900	$53,800

        Future minimum rental commitments, excluding renewal options, under capital leases and non-cancelable operating leases are as follows: 2006—$44.1 million; 2007—$44.2 million; 2008—$44.3 million; 2009—$44.4 million; 2010—$42.3 million; all years thereafter—$555.1 million.

        Common area maintenance costs were $12.6 million for 2005, $11.9 million for 2004 and $12.5 million for 2003.

        Investments in Brand Development Companies.    Our investments in and relationships with our Brand Development Companies are governed by operating agreements that provide for an orderly transition process in the event any investor wishes to sell its interest, or purchase another investor's interest. Among other things, these operating agreements contain currently exercisable put option provisions entitling each minority investor to put their interest to us, and currently exercisable call option provisions entitling us to purchase each minority investor's interest, at a purchase price mutually agreed to by the parties. The purchase price will be determined, in the case of the Gurwitch interests, by one or more nationally recognized investment banking firms and, in the case of the Kate Spade interests, by the parties or, in the event the parties are unable to agree on a mutually acceptable price, by a mutually acceptable nationally recognized investment banking firm, subject to certain conditions. We may elect, in certain circumstances, to defer the consummation of a put option for a period of six months by cooperating with the other investors in seeking either a sale of the Brand Development Company to a third party or a public offering of the Brand Development Company's securities. If a sale to a third party or public offering of the Brand Development Company's securities is not consummated within six months after the exercise of the put option (which period may be automatically extended for an additional two months if a registration statement for the Brand Development Company is filed with the Securities and Exchange Commission), we are obligated to consummate the put option. Under the terms of the Kate Spade operating agreement, such consummation shall occur within thirty days after the determination of the valuation with respect to the exercise of the put option.

        Recently, we have been in extensive discussions with the minority investors of Kate Spade LLC regarding certain strategic alternatives, including the possible sale of such company. However, while such discussions are ongoing, no assurance can be given that they will ultimately lead to any transaction.

        Litigation.    We are currently involved in various legal actions and proceedings that arose in the ordinary course of business. We believe that any liability arising as a result of these actions and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

        On May 4, 2005, a purported class action complaint, NECA-IBEW Pension Fund (The Decatur Plan) v. The Neiman Marcus Group, Inc. et al. (CA No. 3-05 CV-0898B), was filed by a putative stockholder in federal court in the Northern District of Texas against The Neiman Marcus Group, Inc. and its directors challenging the proposed merger. An amended complaint was filed on July 25, 2005. The amended complaint alleges a cause of action for breach of fiduciary duty against us and our directors, claiming, among other things, that the defendants are endeavoring to complete the sale of The Neiman Marcus Group Inc. and its assets at a grossly inadequate and unfair price and pursuant to an unfair process that fails to maximize shareholder value. In addition, the amended complaint alleges that the directors are not independent and breached their fiduciary duties in connection with the approval of the merger by, among other things, tailoring the transaction to serve the interests of the defendants and the family of Richard A. Smith, chairman of our board of directors and our largest stockholder, rather than structuring the merger to obtain the highest price for stockholders, depriving public stockholders of the value of certain assets (including the credit card business and our third quarter 2005 profits), failing to realize the financial benefits from the sale of the credit card business, not engaging in a fair process of negotiating at arm' s length, including provisions precluding superior competing bids (including a termination fee and no solicitation provision) and structuring a preferential deal for insiders. The amended complaint further claims that our financial advisor had a conflict of interest by also acting as a financing source for the merger, and that our proxy statement in respect of the merger allegedly omitted material information purportedly necessary to ensure a fully informed shareholder vote. The amended complaint currently seeks, among other things, injunctive relief to enjoin the consummation of the merger, to rescind any actions taken to effect the merger, to direct the defendants to sell or auction The Neiman Marcus Group, Inc. for the highest possible price, and to impose a constructive trust in favor of plaintiffs upon any benefits improperly received by defendants.

        The lawsuit is in its preliminary stage and we expect to file a motion to dismiss the lawsuit in October 2005. While we believe that the lawsuit is without merit and intend to defend vigorously against it, there can be no assurance that it will not adversely affect our business, including the merger and related transactions.

        Other.    We had approximately $16.9 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance and other liabilities at July 30, 2005. We had approximately $4.1 million in surety bonds at July 30, 2005 relating primarily to merchandise imports, state sales tax and utility requirements.

11.    EARNINGS PER SHARE

        The weighted average shares used in computing basic and diluted earnings per share (EPS) are presented in the table below. We made no adjustments to net earnings for the computations of basic and diluted EPS during the periods presented.

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands of shares)
Weighted average shares outstanding	48,885	48,349	47,750
Less shares of non-vested restricted stock	(555)	(352)	(288)

Shares for computation of basic EPS	48,330	47,997	47,462
Effect of dilutive stock options and restricted stock	1,201	876	333

Shares for computation of diluted EPS	49,531	48,873	47,795

Shares represented by antidilutive stock options	142	8	1,469

        Antidilutive stock options are not included in the computation of diluted EPS because the exercise price of those options is greater than the average market price of the common shares.

12.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        The following table shows the components of accumulated other comprehensive income (loss):

	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
Unrealized (loss) gain on financial instruments	$(1,114)	$(546)	$744
Minimum pension liability adjustments	(46,921)	(4,673)	(26,744)
Other	1,005	683	427

Total accumulated other comprehensive (loss) income	$(47,030)	$(4,536)	$(25,573)

13.    SEGMENT REPORTING

        We have identified two reportable segments: Specialty Retail Stores and Direct Marketing. The Specialty Retail Stores segment includes all Neiman Marcus and Bergdorf Goodman retail stores, including Neiman Marcus clearance stores. The Direct Marketing segment conducts both print catalog and online operations under the Neiman Marcus, Bergdorf Goodman and Horchow brand names. Other includes the operations of Kate Spade LLC and Gurwitch Products, L.L.C.

        Both the Specialty Retail Stores and Direct Marketing segments, as well as Kate Spade LLC and Gurwitch Products, L.L.C., derive their revenues from the sales of high-end fashion apparel, accessories, cosmetics and fragrances from leading designers, precious and fashion jewelry and decorative home accessories.

        The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Our senior management evaluates the performance of our assets on a consolidated basis. Interest expense is not allocated by segment.

        The following tables set forth the information for our reportable segments:

	Years Ended
	July 30, 2005	July 31, 2004	August 2, 2003
	(in thousands)
REVENUES
Specialty Retail Stores	$3,102,952	$2,850,088	$2,507,045
Direct Marketing	592,122	570,626	493,473
Other	126,850	104,057	79,835

Total	$3,821,924	$3,524,771	$3,080,353

OPERATING EARNINGS
Specialty Retail Stores	$377,772	$310,579	$198,201
Direct Marketing	75,178	61,307	45,754
Other	14,088	12,989	9,011

Subtotal	467,038	384,875	252,966
Corporate expenses	(46,334)	(35,786)	(30,856)
Loss on disposition of Chef's Catalog	(15,348)	—	—
Gain on Credit Card Sale	6,170	—	—
Impairment and other charges	—	(3,853)	—

Total	$411,526	$345,236	$222,110

CAPITAL EXPENDITURES
Specialty Retail Stores	$176,519	$101,101	$120,867
Direct Marketing	13,736	13,319	6,761
Other	12,280	6,053	1,940

Total	$202,535	$120,473	$129,568

DEPRECIATION EXPENSE
Specialty Retail Stores	$94,386	$88,265	$72,055
Direct Marketing	9,203	8,058	8,692
Other	4,098	2,719	2,131

Total	$107,687	$99,042	$82,878

14.    QUARTERLY FINANCIAL INFORMATION (unaudited)

	Year Ended July 30, 2005
	First Quarter		Second Quarter	Third Quarter	Fourth Quarter		Total
	(in millions, except for per share data)
Revenues	$907.9		$1,129.2	$933.4	$851.4		$3,821.9

Gross profit	$353.2		$367.2	$357.2	$250.1		$1,327.8

Net earnings	$64.1	(1)	$70.6	$79.8	$34.3	(2)	$248.8

Earnings per share:
Basic	$1.33		$1.46	$1.65	$0.71		$5.15

Diluted	$1.30		$1.43	$1.61	$0.68		$5.02

	Year Ended July 31, 2004
	First Quarter	Second Quarter		Third Quarter	Fourth Quarter		Total
	(in millions, except for per share data)
Revenues	$818.8	$1,048.4		$873.2	$784.5		$3,524.8

Gross profit	$308.4	$329.4		$328.5	$231.2		$1,197.5

Net earnings	$56.2	$59.2	(3)	$68.8	$20.6	(4)	$204.8

Earnings per share:
Basic	$1.18	$1.23		$1.43	$0.43		$4.27

Diluted	$1.16	$1.21		$1.40	$0.42		$4.19

(1)
Net earnings for the first quarter of 2005 includes a pretax loss of $15.3 million related to the disposition of Chef's Catalog.

(2)
Net earnings for the fourth quarter of 2005 includes a pretax gain of $6.2 million related to the sale of our credit card portfolio, tax benefits aggregating $7.6 million related to favorable settlements associated with previous state tax filings and reductions in previously recorded deferred tax liabilities.

(3)
Net earnings for the second quarter of 2004 reflect a $7.5 million tax benefit related to favorable settlements associated with previous state tax filings.

(4)
Net earnings for the fourth quarter of 2004 include a $3.9 million pretax impairment charge related to the writedown to fair value in the net carrying value of the Chef's Catalog tradename intangible asset.

15.    SUBSEQUENT EVENTS

        The Company was acquired on October 6, 2005 through a merger transaction with Newton Acquisition Merger Sub, Inc., a wholly-owned subsidiary of Neiman Marcus, Inc. (formerly Newton Acquisition, Inc.) (Parent). The acquisition was accomplished through the merger of Newton Acquisition Merger Sub, Inc. with and into the Company, with the Company being the surviving entity (the Acquisition). Subsequent to the Acquisition, we are a subsidiary of the Parent, which is controlled by Newton Holding, LLC (Holding). Both the Parent and Holding were formed by investment funds affiliated with Texas Pacific Group and Warburg Pincus LLC (the Sponsors).

        The Acquisition was financed by:

  •
  Borrowings under a senior secured asset-based revolving credit facility (Asset-Based Revolving Credit Facility) and our $1,975.0 million secured term loan credit facility (Senior Secured Term Loan Facility);

  •
  the issuance of $700.0 million principal amount of 9.0%/9.75% senior notes due 2015 (Senior Notes);

  •
  the issuance of $500.0 million principal amount of 10.375% senior subordinated notes due 2015 (Senior Subordinated Notes); and

  •
  equity investments from Parent funded by direct and indirect equity investments from the Sponsors, co-investors and management.

16.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        All the Company's obligations under the Asset-Based Revolving Credit Facility, the Senior Secured Term Loan Facility, the Senior Notes and the Senior Subordinated Notes are guaranteed by the Parent and certain of the Company's existing and future domestic subsidiaries (principally, Bergdorf Goodman, Inc. through which the Company conducts the operations of its Bergdorf Goodman stores and the NM Nevada Trust which holds legal title to certain real property and intangible assets used by the Company in conducting its operations). Non-guarantor subsidiaries consist principally of Gurwitch Products, L.L.C., Kate Spade LLC and Neiman Marcus Funding Corporation through which the Company previously conducted its credit card operations prior to the Credit Card Sale. The guarantees by the Parent and each subsidiary guarantor are full and unconditional and joint and several.

        The following condensed consolidating financial information represents the financial information of The Neiman Marcus Group, Inc. and its wholly-owned subsidiary guarantors, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commision's Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiary guarantors operated as independent entities.

	July 30, 2005
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$317,346	$795	$535,341	$—	$853,482
Accounts receivable, net of allowance	7,910	2,929	18,688	359	29,886
Merchandise inventories	650,916	78,390	22,011	(2,951)	748,366
Other current assets	68,905	5,603	2,239	—	76,747

Total current assets	1,045,077	87,717	578,279	(2,592)	1,708,481

Property and equipment, net	697,514	136,503	20,992	—	855,009
Goodwill and intangibles, net	14,875	23,700	32,942	—	71,517
Other assets	24,035	371	1,247	—	25,653
Investments in subsidiaries	706,376	—	—	(706,376)	—

Total assets	$2,487,877	$248,291	$633,460	$(708,968)	$2,660,660

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$233,116	$32,199	$17,213	$359	$282,887
Accrued liabilities	245,378	60,396	25,014	2,149	332,937
Notes payable and current maturities of long-term liabilities	200	—	1,250	—	1,450

Total current liabilities	478,694	92,595	43,477	2,508	617,274

Long-term liabilities:
Long-term debt	249,780	—	—	—	249,780
Other long-term liabilities	185,457	18,626	3,465	—	207,548

Total long-term liabilities	435,237	18,626	3,465	—	457,328

Minority interest	—	—	—	12,112	12,112
Total shareholders' equity	1,573,946	137,070	586,518	(723,588)	1,573,946

Total liabilities and shareholders' equity	$2,487,877	$248,291	$633,460	$(708,968)	$2,660,660

	July 31, 2004
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$363,166	$828	$4,373	$—	$368,367
Accounts receivable, net of allowance	15,551	2,883	533,467	(214)	551,687
Merchandise inventories	625,974	77,611	19,834	(3,142)	720,277
Other current assets	57,810	6,233	1,792	—	65,835

Total current assets	1,062,501	87,555	559,466	(3,356)	1,706,166

Property and equipment, net	600,788	136,411	13,284	—	750,483
Goodwill and intangibles, net	23,746	32,000	32,946	—	88,692
Other assets	69,619	1,088	1,600	—	72,307
Investment in unrestricted subsidiaries	497,109	—	—	(497,109)	—

Total assets	$2,253,763	$257,054	$607,296	$(500,465)	$2,617,648

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$244,982	$31,642	$12,872	$(214)	$289,282
Accrued liabilities	218,427	53,695	13,199	1,512	286,833
Notes payable and current maturities of long-term liabilities	313	—	1,250	—	1,563
Current portion of borrowings under Credit Card Facility	—	—	150,000	—	150,000

Total current liabilities	463,722	85,337	177,321	1,298	727,678

Long-term liabilities:
Long-term debt	249,757	—	75,000	—	324,757
Deferred income taxes	20,381	—	—	—	20,381
Other long-term liabilities	149,341	13,397	1,234	—	163,972

Total long-term liabilities	419,479	13,397	76,234	—	509,110

Minority interest	—	—	—	10,298	10,298
Total shareholders' equity	1,370,562	158,320	353,741	(512,061)	1,370,562

Total liabilities and shareholders' equity	$2,253,763	$257,054	$607,296	$(500,465)	$2,617,648

	Year ended July 30, 2005
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$3,175,675	$518,492	$146,234	$(18,477)	$3,821,924
Cost of goods sold including buying and occupancy costs (excluding depreciation)	2,009,096	339,543	60,613	(18,668)	2,390,584
Selling, general and administrative expenses (excluding depreciation)	796,060	112,101	66,432	—	974,593
Income from credit card operations, net	—	—	(71,644)	—	(71,644)
Depreciation expense	84,831	18,301	4,555	—	107,687
Loss on disposition of Chef's catalog	7,048	8,300	—	—	15,348
Gain on Credit Card Sale	—	—	(6,170)	—	(6,170)

Operating earnings	278,640	40,247	92,448	191	411,526
Interest expense, net	7,019	—	5,359	—	12,378
Intercompany royalty charges (income)	195,572	(195,572)	—	—	—
Equity in earnings of subsidiaries	(319,262)	—	—	319,262	—

Earnings before income taxes and minority interest	395,311	235,819	87,089	(319,071)	399,148
Income taxes	146,487	—	—	—	146,487

Earnings before minority interest	248,824	235,819	87,089	(319,071)	252,661
Minority interest in net earnings of subsidiaries	—	—	—	(3,837)	(3,837)

Net earnings	$248,824	$235,819	$87,089	$(322,908)	$248,824

	Year ended July 31, 2004
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,969,417	$450,526	$122,999	$(18,171)	$3,524,771
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,901,967	298,795	48,439	(18,297)	2,230,904
Selling, general and administrative expenses (excluding depreciation)	745,773	99,079	56,634	—	901,486
Income from credit card operations, net	—	—	(55,750)	—	(55,750)
Depreciation expense	77,659	17,137	4,246	—	99,042
Impairment and other charges	—	3,853	—	—	3,853

Operating earnings	244,018	31,662	69,430	126	345,236
Interest expense, net	13,792	—	2,131	—	15,923
Intercompany royalty charges (income)	164,994	(164,994)	—	—	—
Equity in earnings of subsidiaries	(260,532)	—	—	260,532	—

Earnings before income taxes and minority interest	325,764	196,656	67,299	(260,406)	329,313
Income taxes	120,932	—	—	—	120,932

Earnings before minority interest	204,832	196,656	67,299	(260,406)	208,381
Minority interest in net earnings of subsidiaries	—	—	—	(3,549)	(3,549)

Net earnings	$204,832	$196,656	$67,299	$(263,955)	$204,832

	Year ended August 2, 2003
	Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,631,779	$368,032	$96,257	$(15,715)	$3,080,353
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,722,278	254,242	37,610	(16,441)	1,997,689
Selling, general and administrative expenses (excluding depreciation)	693,557	90,807	46,625	—	830,989
Income from credit card operations, net	—	—	(53,313)	—	(53,313)
Depreciation expense	66,716	12,707	3,455	—	82,878
Impairment and other charges	—	—	—	—	—

Operating earnings	149,228	10,276	61,880	726	222,110
Interest expense, net	16,243	—	27	—	16,270
Intercompany royalty charges (income)	150,573	(150,573)	—	—	—
Equity in earnings of subsidiaries	(206,139)	—	—	206,139	—

Earnings before income taxes and minority interest	188,551	160,849	61,853	(205,413)	205,840
Income taxes	79,248	—	—	—	79,248

Earnings before minority interest & change in accounting principle	109,303	160,849	61,853	(205,413)	126,592
Minority interest in net earnings of subsidiaries	—	—	—	(2,488)	(2,488)

Net earnings before change in accounting principle	109,303	160,849	61,853	(207,901)	124,104
Change in accounting principle—writedown of intangible assets, net of taxes	—	(14,801)	—	—	(14,801)

Net earnings	$109,303	$146,048	$61,853	$(207,901)	$109,303

	Year ended July 30, 2005
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$248,824	$235,819	$87,089	$(322,908)	$248,824
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	84,831	18,301	4,555	—	107,687
Loss on disposition of Chef's catalog	7,048	8,300	—	—	15,348
Gain on Credit Card Sale	—	—	(6,170)	—	(6,170)
Net cash received from Credit Card Sale	—	—	533,656	—	533,656
Minority Interest	—	—	—	3,837	3,837
Other, primarily costs related to defined benefit pension and other long-term benefit plans	28,050	1,474	(2,996)	—	26,528
Intercompany royalty income payable (receivable)	195,572	(195,572)	—	—	—
Equity in earnings of subsidiaries	(319,262)	—	—	319,262	—
Changes in operating assets and liabilities, net	(117,739)	(51,468)	85,088	(191)	(84,310)

Net cash provided by operating activities	127,324	16,854	701,222	—	845,400

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(173,064)	(16,887)	(12,584)	—	(202,535)
Net increase in cash restricted for repayment of borrowings under Credit Card Facility	—	—	(40,713)	—	(40,713)
Proceeds from the sale of Chef's Catalog	14,419	—	—	—	14,419

Net cash used for investing activities	(158,645)	(16,887)	(53,297)	—	(228,829)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	—	10,000	—	10,000
Repayment of borrowings on lines of credit	(113)	—	(10,000)	—	(10,113)
Repayment of borrowings under Credit Card Facility	—	—	(112,500)	—	(112,500)
Acquisitions of treasury stock	(3,088)	—	—	—	(3,088)
Proceeds from stock-based compensation awards	16,100	—	—	—	16,100
Cash dividends paid	(27,398)	—	—	—	(27,398)
Distributions paid	—	—	(4,457)	—	(4,457)

Net cash used for financing activities	(14,499)	—	(116,957)	—	(131,456)

CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	(45,820)	(33)	530,968	—	485,115
Beginning balance	363,166	828	4,373	—	368,367

Ending balance	$317,346	$795	$535,341	$—	$853,482

	Year ended July 31, 2004
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$204,832	$196,656	$67,299	$(263,955)	$204,832
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	77,659	17,137	4,246	—	99,042
Impairment of intangible assets and other charges	—	3,853	—	—	3,853
Minority Interest	—	—	—	3,549	3,549
Other, primarily costs related to defined benefit pension and other long-term benefit plans	58,454	2,693	(4,651)	—	56,496
Intercompany royalty income payable (receivable)	164,994	(164,994)	—	—	—
Equity in earnings of subsidiaries	(260,532)	—	—	260,532	—
Changes in operating assets and liabilities, net	3,442	(35,387)	(283,129)	(126)	(315,200)

Net cash provided by (used for) operating activities	248,849	19,958	(216,235)	—	52,572

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(94,591)	(19,747)	(6,135)	—	(120,473)
Proceeds from sale of other assets	3,183	—	—	—	3,183

Net cash used for investing activities	(91,408)	(19,747)	(6,135)	—	(117,290)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	—	2,750	—	2,750
Repayment of borrowings on lines of credit	—	—	(1,500)	—	(1,500)
Repayment of borrowings under Credit Card Facility	—	—	225,000	—	225,000
Acquisitions of treasury stock	(7,553)	—	—	—	(7,553)
Proceeds from stock-based compensation awards	23,797	—	—	—	23,797
Cash dividends paid	(12,632)	—	—	—	(12,632)
Distributions paid	—	—	(3,727)	—	(3,727)

Net cash provided by financing activities	3,612	—	222,523	—	226,135

CASH AND CASH EQUIVALENTS
Increase during the period	161,053	211	153	—	161,417
Beginning balance	202,113	617	4,220	—	206,950

Ending balance	$363,166	$828	$4,373	$—	$368,367

	Year ended August 2, 2003
	Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$109,303	$146,048	$61,853	$(207,901)	$109,303
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	66,716	12,707	3,455	—	82,878
Impairment of intangible assets and other charges	—	14,801	—	—	14,801
Minority Interest	—	—	—	2,488	2,488
Other, primarily costs related to defined benefit pension and other long-term benefit plans	30,816	3,351	(2,534)	—	31,633
Intercompany royalty income payable (receivable)	150,573	(150,573)	—	—	—
Equity in earnings of subsidiaries	(206,139)	—	—	206,139	—
Changes in operating assets and liabilities, net	(15,917)	(4,083)	(55,725)	(726)	(76,451)

Net cash provided by operating activities	135,352	22,251	7,049	—	164,652

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(104,757)	(22,321)	(2,490)	—	(129,568)

Net cash used for investing activities	(104,757)	(22,321)	(2,490)	—	(129,568)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	81,051	—	—	—	81,051
Repayment of borrowings on lines of credit	(81,051)	—	—	—	(81,051)
Acquisitions of treasury stock	(15,020)	—	—	—	(15,020)
Proceeds from stock-based compensation awards	10,680	—	—	—	10,680
Distributions paid	—	—	(2,432)	—	(2,432)

Net cash used for financing activities	(4,340)	—	(2,432)	—	(6,772)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	26,255	(70)	2,127	—	28,312
Beginning balance	175,858	687	2,093	—	178,638

Ending balance	$202,113	$617	$4,220	$—	$206,950

NOTE 17.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

       All of the Company's obligations under the 2028 Debentures are guaranteed by the Parent. Non-guarantor subsidiaries consist principally of Bergdorf Goodman, Inc. through which the Company conducts the operations of its Bergdorf Goodman stores, NM Nevada Trust which holds legal title to certain real property and intangible assets used by the Company in conducting its operations, Gurwitch Products, L.L.C., Kate Spade LLC and Neiman Marcus Funding Corporation through which the Company previously conducted its credit card operations prior to the Credit Card Sale. The guarantee by the Parent is full and unconditional and joint and several.

        The following condensed consolidating financial information represents the financial information of The Neiman Marcus Group, Inc. and its non-guarantor subsidiaries, prepared on the equity basis of accounting. The information is presented in accordance with the requirements of Rule 3-10 under the Securities and Exchange Commission's Regulation S-X. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the non-guarantor subsidiaries operated as independent entities.

	July 30, 2005
	Company	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$317,346	$536,136	$—	$853,482
Accounts receivable, net of allowance	7,910	21,617	359	29,886
Merchandise inventories	650,916	100,401	(2,951)	748,366
Other current assets	68,905	7,842	—	76,747

Total current assets	1,045,077	665,996	(2,592)	1,708,481

Property and equipment, net	697,514	157,495	—	855,009
Goodwill and intangibles, net	14,875	56,642	—	71,517
Other assets	24,035	1,618	—	25,653
Investments in subsidiaries	706,376	—	(706,376)	—

Total assets	$2,487,877	$881,751	$(708,968)	$2,660,660

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$233,116	$49,412	$359	$282,887
Accrued liabilities	245,378	85,410	2,149	332,937
Notes payable and current maturities of long-term liabilities	200	1,250	—	1,450

Total current liabilities	478,694	136,072	2,508	617,274

Long-term liabilities:
Long-term debt	249,780	—	—	249,780
Other long-term liabilities	185,457	22,091	—	207,548

Total long-term liabilities	435,237	22,091	—	457,328

Minority interest	—	—	12,112	12,112
Total shareholders' equity	1,573,946	723,588	(723,588)	1,573,946

Total liabilities and shareholders' equity	$2,487,877	$881,751	$(708,968)	$2,660,660

	July 31, 2004
	Company	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$363,166	$5,201	$—	$368,367
Accounts receivable, net of allowance	15,551	536,350	(214)	551,687
Merchandise inventories	625,974	97,445	(3,142)	720,277
Other current assets	57,810	8,025	—	65,835

Total current assets	1,062,501	647,021	(3,356)	1,706,166

Property and equipment, net	600,788	149,695	—	750,483
Goodwill and intangibles, net	23,746	64,946	—	88,692
Other assets	69,619	2,688	—	72,307
Investment in unrestricted subsidiaries	497,109	—	(497,109)	—

Total assets	$2,253,763	$864,350	$(500,465)	$2,617,648

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$244,982	$44,514	$(214)	$289,282
Accrued liabilities	218,427	66,894	1,512	286,833
Notes payable and current maturities of long-term liabilities	313	1,250	—	1,563
Current portion of borrowings under Credit Card Facility	—	150,000	—	150,000

Total current liabilities	463,722	262,658	1,298	727,678

Long-term liabilities:
Long-term debt	249,757	75,000	—	324,757
Deferred income taxes	20,381	—	—	20,381
Other long-term liabilities	149,341	14,631	—	163,972

Total long-term liabilities	419,479	89,631	—	509,110

Minority interest	—	—	10,298	10,298
Total shareholders' equity	1,370,562	512,061	(512,061)	1,370,562

Total liabilities and shareholders' equity	$2,253,763	$864,350	$(500,465)	$2,617,648

	Year ended July 30, 2005
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$3,175,675	$664,726	$(18,477)	$3,821,924
Cost of goods sold including buying and occupancy costs (excluding depreciation)	2,009,096	400,156	(18,668)	2,390,584
Selling, general and administrative expenses (excluding depreciation)	796,060	178,533	—	974,593
Income from credit card operations, net	—	(71,644)	—	(71,644)
Depreciation expense	84,831	22,856	—	107,687
Loss on disposition of Chef's catalog	7,048	8,300	—	15,348
Gain on Credit Card Sale	—	(6,170)	—	(6,170)

Operating earnings	278,640	132,695	191	411,526
Interest expense, net	7,019	5,359	—	12,378
Intercompany royalty charges (income)	195,572	(195,572)	—	—
Equity in earnings of subsidiaries	(319,262)	—	319,262	—

Earnings before income taxes and minority interest	395,311	322,908	(319,071)	399,148
Income taxes	146,487	—	—	146,487

Earnings before minority interest	248,824	322,908	(319,071)	252,661
Minority interest in net earnings of subsidiaries	—	—	(3,837)	(3,837)

Net earnings	$248,824	$322,908	$(322,908)	$248,824

	Year ended July 31, 2004
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,969,417	$573,525	$(18,171)	$3,524,771
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,901,967	347,234	(18,297)	2,230,904
Selling, general and administrative expenses (excluding depreciation)	745,773	155,713	—	901,486
Income from credit card operations, net	—	(55,750)	—	(55,750)
Depreciation expense	77,659	21,383	—	99,042
Impairment and other charges	—	3,853	—	3,853

Operating earnings	244,018	101,092	126	345,236
Interest expense, net	13,792	2,131	—	15,923
Intercompany royalty charges (income)	164,994	(164,994)	—	—
Equity in earnings of subsidiaries	(260,532)	—	260,532	—

Earnings before income taxes and minority interest	325,764	263,955	(260,406)	329,313
Income taxes	120,932	—	—	120,932

Earnings before minority interest	204,832	263,955	(260,406)	208,381
Minority interest in net earnings of subsidiaries	—	—	(3,549)	(3,549)

Net earnings	$204,832	$263,955	$(263,955)	$204,832

	Year ended August 2, 2003
	Company	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$2,631,779	$464,289	$(15,715)	$3,080,353
Cost of goods sold including buying and occupancy costs (excluding depreciation)	1,722,278	291,852	(16,441)	$1,997,689
Selling, general and administrative expenses (excluding depreciation)	693,557	137,432	—	830,989
Income from credit card operations, net	—	(53,313)	—	(53,313)
Depreciation expense	66,716	16,162	—	82,878
Impairment and other charges	—	—	—	—

Operating earnings	149,228	72,156	726	222,110
Interest expense, net	16,243	27	—	16,270
Intercompany royalty charges (income)	150,573	(150,573)	—	—
Equity in earnings of subsidiaries	(206,139)	—	206,139	—

Earnings before income taxes and minority interest	188,551	222,702	(205,413)	205,840
Income taxes	79,248	—	—	79,248

Earnings before minority interest & change in accounting principle	109,303	222,702	(205,413)	126,592
Minority interest in net earnings of subsidiaries	—	—	(2,488)	(2,488)

Net earnings before change in accounting principle	109,303	222,702	(207,901)	124,104
Change in accounting principle — writedown of intangible assets, net of taxes	—	(14,801)	—	(14,801)

Net earnings	$109,303	$207,901	$(207,901)	$109,303

	Year ended July 30, 2005
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$248,824	$322,908	$(322,908)	$248,824
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	84,831	22,856	—	107,687
Loss on disposition of Chef's catalog	7,048	8,300	—	15,348
Gain on Credit Card Sale	—	(6,170)	—	(6,170)
Net cash received from Credit Card Sale	—	533,656	—	533,656
Minority Interest	—	—	3,837	3,837
Other, primarily costs related to defined benefit pension and other long-term benefit plans	28,050	(1,522)	—	26,528
Intercompany royalty income payable (receivable)	195,572	(195,572)	—	—
Equity in earnings of subsidiaries	(319,262)	—	319,262	—
Changes in operating assets and liabilities, net	(117,739)	33,620	(191)	(84,310)

Net cash provided by operating activities	127,324	718,076	—	845,400

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(173,064)	(29,471)	—	(202,535)
Net increase in cash restricted for repayment of borrowings under Credit Card Facility	—	(40,713)	—	(40,713)
Proceeds from the sale of Chef's Catalog	14,419	—	—	14,419

Net cash used for investing activities	(158,645)	(70,184)	—	(228,829)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	10,000	—	10,000
Repayment of borrowings on lines of credit	(113)	(10,000)	—	(10,113)
Repayment of borrowings under Credit Card Facility	—	(112,500)	—	(112,500)
Acquisitions of treasury stock	(3,088)	—	—	(3,088)
Proceeds from stock-based compensation awards	16,100	—	—	16,100
Cash dividends paid	(27,398)	—	—	(27,398)
Distributions paid	—	(4,457)	—	(4,457)

Net cash used for financing activities	(14,499)	(116,957)	—	(131,456)

CASH AND CASH EQUIVALENTS
(Decrease) increase during the period	(45,820)	530,935	—	485,115
Beginning balance	363,166	5,201	—	368,367

Ending balance	$317,346	$536,136	$—	$853,482

	Year ended July 31, 2004
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$204,832	$263,955	$(263,955)	$204,832
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	77,659	21,383	—	99,042
Impairment of intangible assets and other charges	—	3,853	—	3,853
Minority Interest	—	—	3,549	3,549
Other, primarily costs related to defined benefit pension and other long-term benefit plans	58,454	(1,958)	—	56,496
Intercompany royalty income payable (receivable)	164,994	(164,994)	—	—
Equity in earnings of subsidiaries	(260,532)	—	260,532	—
Changes in operating assets and liabilities, net	3,442	(318,516)	(126)	(315,200)

Net cash provided by (used for) operating activities	248,849	(196,277)	—	52,572

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(94,591)	(25,882)	—	(120,473)
Proceeds from sale of other assets	3,183	—	—	3,183

Net cash used for investing activities	(91,408)	(25,882)	—	(117,290)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	—	2,750	—	2,750
Repayment of borrowings on lines of credit	—	(1,500)	—	(1,500)
Repayment of borrowings under Credit Card Facility	—	225,000	—	225,000
Acquisitions of treasury stock	(7,553)	—	—	(7,553)
Proceeds from stock-based compensation awards	23,797	—	—	23,797
Cash dividends paid	(12,632)	—	—	(12,632)
Distributions paid	—	(3,727)	—	(3,727)

Net cash provided by financing activities	3,612	222,523	—	226,135

CASH AND CASH EQUIVALENTS
Increase during the period	161,053	364	—	161,417
Beginning balance	202,113	4,837	—	206,950

Ending balance	$363,166	$5,201	$—	$368,367

	Year ended August 2, 2003
	Company	Non- Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS—OPERATING ACTIVITIES
Net earnings	$109,303	$207,901	$(207,901)	$109,303
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	66,716	16,162	—	82,878
Impairment of intangible assets and other charges	—	14,801	—	14,801
Minority Interest	—	—	2,488	2,488
Other, primarily costs related to defined benefit pension and other long-term benefit plans	30,816	817	—	31,633
Intercompany royalty income payable (receivable)	150,573	(150,573)	—	—
Equity in earnings of subsidiaries	(206,139)	—	206,139	—
Changes in operating assets and liabilities, net	(15,917)	(59,808)	(726)	(76,451)

Net cash provided by operating activities	135,352	29,300	—	164,652

CASH FLOWS—INVESTING ACTIVITIES
Capital expenditures	(104,757)	(24,811)	—	(129,568)

Net cash used for investing activities	(104,757)	(24,811)	—	(129,568)

CASH FLOWS—FINANCING ACTIVITIES
Proceeds from borrowings on lines of credit	81,051	—	—	81,051
Repayment of borrowings on lines of credit	(81,051)	—	—	(81,051)
Acquisitions of treasury stock	(15,020)	—	—	(15,020)
Proceeds from stock-based compensation awards	10,680	—	—	10,680
Distributions paid	—	(2,432)	—	(2,432)

Net cash used for financing activities	(4,340)	(2,432)	—	(6,772)

CASH AND CASH EQUIVALENTS
Increase (decrease) during the period	26,255	2,057	—	28,312
Beginning balance	175,858	2,780	—	178,638

Ending balance	$202,113	$4,837	$—	$206,950

SCHEDULE II

The Neiman Marcus Group, Inc.

Valuation and Qualifying Accounts and Reserves

(in thousands)

Three years ended July 30, 2005

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
Year ended July 30, 2005
Allowance for doubtful accounts (deducted from accounts receivable)	$10,078	$14,734	$(11,116)	(A)	$(13,366)	(B)	$330
Reserve for estimated sales returns	$31,487	$462,806	$—		$(458,554)	(C)	$35,739
Year ended July 31, 2004
Allowance for doubtful accounts (deducted from accounts receivable)	$424	$7,639	$11,820	(D)	$(9,805)	(B)	$10,078
Reserve for estimated sales returns	$26,674	$388,357	$—		$(383,544)	(C)	$31,487
Year ended August 2, 2003
Allowance for doubtful accounts (deducted from accounts receivable)	$398	$33	$—		$(7)	(B)	$424
Reserve for estimated sales returns	$24,162	$327,580	$—		$(325,068)	(C)	$26,674

(A)
Reserve eliminated in connection with the sale of our proprietary credit card receivables.

(B)
Write-off of uncollectible accounts net of recoveries and other miscellaneous deductions.

(C)
Gross margin on actual sales returns, net of commissions.

(D)
Reserve established in connection with the transition from Off-Balance Sheet Accounting to Financing Accounting for our borrowings under our revolving credit card securitization program.

The Neiman Marcus Group

7.125% Senior Debentures due 2028

PROSPECTUS

August 21, 2006